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05007526

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fortis Amev

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 02 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3118 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Dlw

DAT : 5/2/05

ARIS
12-31-04



FORTIS

Solid partners, flexible solutions



Annual Accounts 2004


Annual
Accounts
2004

Fortis Annual Accounts

Report of the Board of Directors
of Fortis SA/NV and Fortis N.V.

Fortis SA/NV
Annual Accounts

Fortis N.V. Annual Accounts

Contents

Fortis Annual Accounts 2004

Report of the Board of Directors

Annual Accounts Fortis SA/NV 2004

Annual Accounts Fortis N.V. 2004


Fortis Annual
Accounts
2004

All amounts stated in the tables of these Annual Accounts are denominated in millions of euros, unless otherwise indicated.

Auditors' report

Introduction

We have audited the Annual Accounts of Fortis for the year 2004 as included in this report. These Annual Accounts are the responsibility of the management of Fortis. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

Scope

We conducted our audit in accordance with generally accepted auditing standards in the Netherlands and Belgium, respectively. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Annual Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Annual Accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the Annual Accounts give a true and fair view of the financial position of Fortis as of 31 December 2004 and of the results for the year then ended, in accordance with applicable legal and regulatory requirements in Belgium as described in the notes to the accounts.

Amstelveen, 9 March 2005

KPMG Accountants N.V.

Brussels, 9 March 2005

PricewaterhouseCoopers
Réviseurs d'Entreprises S.C.C.R.L.
represented by Y. Vandenplas and L. Discry

Consolidated balance sheet

(before appropriation of profit)

	Note	***31-12-2004***	*31-12-2003*	*31-12-2002*
Assets				
Cash		**5,216.1**	8,286.4	4,484.8
Trading securities		**37,870.9**	23,458.2	14,518.2
Investments	11	**163,667.2**	157,994.8	140,098.7
Loans and advances to credit institutions		**72,654.2**	79,445.8	83,859.0
Loans and advances to customers		**209,372.3**	182,039.2	172,144.1
Reinsurers' share of technical provisions		**1,428.2**	5,486.6	6,131.6
Deferred acquisition costs		**1,479.7**	2,788.5	2,810.1
Prepayments and accrued income		**39,738.7**	28,053.2	27,856.7
Investments on behalf of policyholders		**18,702.6**	19,946.2	18,390.6
Other assets		**20,517.9**	15,751.1	15,471.6
Total assets		**570,647.8**	523,250.0	485,765.4
Liabilities				
Amounts owed to credit institutions		**119,029.8**	109,368.4	96,548.4
Amounts owed to customers		**213,778.9**	187,423.4	177,635.3
Debt certificates		**51,943.5**	52,278.9	49,963.7
Technical provisions		**57,846.2**	64,410.1	61,735.9
Technical provisions related to investments on behalf of policyholders		**18,822.7**	20,379.9	18,563.5
Accruals and deferred income		**37,670.0**	27,420.9	26,614.6
Other liabilities		**41,266.4**	34,571.3	27,157.6
Convertible notes		**0.0**	0.0	1,256.2
Subordinated convertible note (FRESH)		**1,250.0**	1,250.0	1,250.0
Subordinated liabilities		**11,020.6**	9,923.1	9,723.5
		552,628.1	507,026.0	470,448.7
Fund for general banking risks		**2,198.4**	2,209.1	2,215.0
Minority interests in group equity	7	**1,456.7**	2,120.7	2,230.8
Net equity:				
- Capital		**6,306.8**	6,293.2	6,279.9
- Share premium reserve		**11,977.4**	11,937.0	11,916.3
- Revaluation reserve				
- Goodwill		**(16,973.8)**	(17,108.6)	(17,024.6)
- Other reserves		**9,695.7**	8,575.2	9,167.7
- Net profit for the financial year		**3,358.5**	2,197.4	531.6
Net equity	1, 8	**14,364.6**	11,894.2	10,870.9
Group equity		**15,821.3**	14,014.9	13,101.7
Total liabilities		**570,647.8**	523,250.0	485,765.4

Consolidated profit and loss account

	Note	*2004*	2003	2002
Revenues:				
Insurance premiums		**13,396.1**	18,142.0	18,494.7
Interest income		**41,191.4**	26,692.2	26,352.6
Commissions and fees		**1,976.1**	1,799.1	1,857.8
Results from financial transactions				
- on behalf of policyholders		**1,017.2**	1,022.3	(3,419.0)
- other [1]		**680.6**	(137.8)	87.1
Other revenues				
- on behalf of policyholders		**369.9**	322.6	460.6
- other		**2,086.2**	2,254.1	2,279.9
Total revenues		**60,717.5**	50,094.5	46,113.7
Interest expense		**(34,348.6)**	(19,732.9)	(19,477.4)
Total revenues, net of interest expense		**26,368.9**	30,361.6	26,636.3
Technical charges insurance		**(14,218.9)**	(16,952.1)	(12,896.1)
Value adjustments		**(265.4)**	(783.7)	(790.9)
Net revenues		**11,884.6**	12,625.8	12,949.3
Operating expenses		**(7,994.1)**	(10,371.9)	(10,403.6)
Operating result before taxation		**3,890.5**	2,253.9	2,545.7
Taxation	14	**(1,032.4)**	(499.4)	(910.2)
Operating group profit		**2,858.1**	1,754.5	1,635.5
Minority interests		**95.7**	143.6	173.9
Net operating profit before value differences		**2,762.4**	1,610.9	1,461.6
Value differences on the equity portfolio [2]		**434.9**	636.6	(1,031.5)
Net operating profit		**3,197.3**	2,247.5	430.1
Non-operating items after taxation:				
Results from financial transactions		**(58.4)**		111.0
Other revenues		**334.5**	92.0	72.4
Interest expense			(117.6)	
Operating expenses		**(188.9)**	(92.0)	(111.0)
Taxation	14	**74.0**	67.5	29.1
Total non-operating items after taxation	16	**161.2**	(50.1)	101.5
Net profit		**3,358.5**	2,197.4	531.6

1) *Including the results of hedging transactions and total realised gains.*
2) *Including the unrealised value adjustments on the equity portfolio.*

	Note	***2004***	*2003*	*2002*
Key figures per share (in EUR):				
Net operating profit		**2.46**	1.74	0.33
Net profit	15	**2.59**	1.70	0.41
Weighted Average Shares (in thousands)		**1,298,288**	1,295,387	1,294,417
Key figures per share, diluted (in EUR):				
Net profit		**2.53**	1.67	0.41
Weighted Average Shares (in thousands)		**1,342,280**	1,338,750	1,294,530

Consolidated statement of comprehensive income

		2004		*2003*		*2002*
Net profit		**3,358.5**		2,197.4		531.6
Revaluation of investments	**395.0**		169.3		(1,787.6)	
Reversal of revaluations on sale of investments	**(108.4)**		(28.4)		335.4	
Related taxation	**(36.8)**		58.1		(81.0)	
Total relating to revaluation after taxation	**249.8**		199.0		(1,533.2)	
Goodwill	**134.8**		(84.0)		(417.8)	
Translation difference	**(16.2)**		(211.5)		(300.7)	
Other changes	**(108.8)**		24.5		(154.0)	
Other comprehensive income		**259.6**		(72.0)		(2,405.7)
Total comprehensive income		**3,618.1**		2,125.4		(1,874.1)

The statement of comprehensive income reflects changes in net equity during the course of the year, with the exception of changes arising from share issues and payments to shareholders. In 2002 changes in revaluation of investments did not include the unrealised loss due to the value of the equity portfolio falling below cost. This adjustment is recorded in the profit and loss account as unrealised loss on the equity portfolio.

Due to the fact that for some pension plans the accrued pension rights were higher than the fair value of the pension investments at year-end 2004, a charge of EUR 117.5 million after tax was included in net equity (2003: a gain of EUR 24,5 million; 2002: a loss of EUR 154.0 million).

In 2004 part of the goodwill charged to net equity in prior years in relation to acquisitions of Fortis, Inc. (now Assurant, Inc.) was reversed to net equity (EUR 206.0 million).

Consolidated cash flow statement

	2004	*2003*	*2002*
Cash flows from operating activities:			
Net profit	**3,358.5**	2,197.4	531.6
Adjustment to reconcile net profit to net cash provided by operating activities:			
- Minority interest	**95.7**	144.3	173.9
- Value adjustments on receivables	**240.1**	760.1	672.1
- Value adjustments on real estate	**22.4**	22.2	118.8
- Depreciation, amortisation and accretion	**660.9**	2,536.3	2,272.7
- Foreign exchange results on debt securities and other fixed-income securities	**844.4**	1,760.2	1,585.1
- Results realised on sale of investment securities	**(445.9)**	657.0	549.5
- Results realised on sale of real estate	**(89.3)**	(102.3)	(114.2)
- Value adjustments on the investment portfolio of shares	**(376.6)**	(740.9)	1,148.9
- Unrealised results on trading portfolio	**(536.0)**	(361.9)	26.3
- Other	**(88.3)**	(99.2)	128.8
Net change in operating assets and liabilities, excluding effects of acquisitions:			
- Trading securities	**(13,876.7)**	(8,578.1)	4,902.5
- Deferred acquisition costs	**(447.7)**	(1,789.3)	(1,243.4)
- Prepayments and accrued income	**(11,771.1)**	(340.9)	(8,064.8)
- Investments on behalf of policyholders	**(833.2)**	(1,009.2)	(295.3)
- Other assets	**(343.6)**	(1,090.8)	628.7
- Technical provisions	**206.6**	4,463.1	4,559.5
- Accruals and deferred income	**10,328.1**	981.1	7,038.5
- Technical provisions related to investments on behalf of policyholders	**500.8**	1,336.7	972.0
- Other liabilities	**8,243.1**	8,117.8	2,819.5
Net cash flow from operating activities	**(4,307.8)**	8,863.6	18,410.7
Cash flows from investing activities:			
Purchase of investment securities	**(57,376.6)**	(95,758.8)	(68,428.1)
Proceeds from sale / maturities of investment securities	**45,085.1**	74,530.6	69,965.6
Net change in loans and advances to credit institutions	**5,400.0**	4,109.8	(20,182.2)
Net change in loans and advances to customers	**(29,954.7)**	(10,859.9)	3,408.0
Purchase / sale of business, net of cash acquired	**1,735.4**	115.2	(632.5)
Net purchase of tangible fixed assets and intangible assets	**(316.1)**	(341.9)	(336.4)
Net cash flow from investing activities	**(35,426.9)**	(28,205.0)	(16,205.6)

	2004	2003	2002
Cash flows from financing activities:			
Change in amounts owed to credit institutions	**9,430.7**	12,822.4	212.5
Change in amounts owed to customers	**28,613.4**	9,788.1	(2,051.9)
Change in debt certificates	**(623.7)**	2,315.3	(932.2)
Change in convertible notes		(1,256.1)	1,248.9
Change in subordinated liabilities	**1,109.1**	433.5	(223.7)
Capital issued by Fortis	**45.4**	34.0	37.4
Change in minority interest in group equity	**(671.5)**		
Dividends paid	**(1,193.1)**	(1,222.5)	(1,244.4)
Net cash flow from financing activities	**36,710.3**	22,914.7	(2,953.4)
Net increase (decrease) in cash	**(3,024.4)**	3,573.3	(748.3)
Cash and cash equivalents at 1 January	**8,286.4**	4,484.8	5,094.2
Effect of exchange rate changes on cash	**(45.9)**	228.3	138.9
Cash at 31 December	**5,216.1**	8,286.4	4,484.8
Interest paid	**29,044.8**	12,735.5	14,022.9
Income taxes paid	**565.7**	409.8	795.9

Notes

1 Consolidated equity roll-forward

Net equity at 31 December 2002		**10,870.9**
Issue of shares		34.0
Net profit		2,197.4
Dividend for 2002		(1,136.1)
Revaluation of investments	169.3	
Reversal of revaluation on sale of investments	(28.4)	
	140.9	
Taxation	58.1	
		199.0
Goodwill		(84.0)
Translation differences		(211.5)
Other changes in net equity		24.5
Net equity at 31 December 2003		**11,894.2**
Issue of shares		45.4
Net profit		3,358.5
Dividend for 2003		(1,193.1)
Revaluation of investments	395.0	
Reversal of revaluation on sale of investments	(108.4)	
	286.6	
Taxation	(36.8)	
		249.8
Goodwill		134.8
Translation differences		(16.2)
Other changes in net equity		(108.8)
Net equity at 31 December 2004		**14,364.6**

2 Information on segments

Fortis has identified different segments for reporting purposes: insurance, banking, and the general sector. This segmentation is based partly on the different products and services and partly on the different reporting requirements for banking and insurance products. The general sector consists of activities not related to the banking or insurance businesses, such as group treasury and finance, and other holding activities.

The accounting policies of the different segments are the same and are described in note 4 'Principles of valuation and profit determination'.

The following table presents balance sheet information by segment.

	31-12-2004				
	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
Assets					
Cash	2,945.3	4,144.7	12.4	(1,886.3)	5,216.1
Trading securities		37,870.9			37,870.9
Investments	55,088.7	108,565.5	96.0	(83.0)	163,667.2
Loans and advances to credit institutions	3,479.8	71,721.0		(2,546.6)	72,654.2
Loans and advances to customers	8,273.6	206,400.5	7,869.7	(13,171.5)	209,372.3
Reinsurers' share of technical provisions	1,428.2				1,428.2
Deferred acquisition costs	1,479.7				1,479.7
Prepayments and accrued income	1,214.8	38,639.6	320.6	(436.3)	39,738.7
Investments on behalf of policyholders	18,702.6				18,702.6
Other assets	6,112.7	16,816.3	2,534.9	(4,946.0)	20,517.9
Total assets	**98,725.4**	**484,158.5**	**10,833.6**	**(23,069.7)**	**570,647.8**
Liabilities					
Amounts owed to credit institutions	5,607.8	118,119.1	0.0	(4,697.1)	119,029.8
Amounts owed to customers		227,550.4		(13,771.5)	213,778.9
Debt certificates	1,073.5	42,141.6	9,581.7	(853.3)	51,943.5
Technical provisions	57,846.2				57,846.2
Technical provisions related to investments on behalf of policyholders	18,822.7				18,822.7
Accruals and deferred income	431.4	37,343.4	378.5	(483.3)	37,670.0
Other liabilities	6,017.8	36,135.6	924.5	(1,811.5)	41,266.4
Convertible notes	0.0				0.0
Subordinated convertible note (FRESH)			1,250.0		1,250.0
Subordinated liabilities	1,234.8	10,233.9	1,004.9	(1,453.0)	11,020.6
	91,034.2	471,524.0	13,139.6	(23,069.7)	552,628.1
Fund for general banking risks		2,198.4			2,198.4
Minority interest in group equity	722.5	734.2			1,456.7
Net equity	6,968.7	9,701.9	(2,306.0)		14,364.6
Group equity	7,691.2	10,436.1	(2,306.0)		15,821.3
Total liabilities	**98,725.4**	**484,158.5**	**10,833.6**	**(23,069.7)**	**570,647.8**

					31-12-2003
	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
Assets					
Cash	1,870.1	6,890.0	421.3	(895.0)	8,286.4
Trading securities		23,458.2			23,458.2
Investments	54,093.1	103,799.7	102.0		157,994.8
Loans and advances to credit institutions	3,518.1	77,980.9		(2,053.2)	79,445.8
Loans and advances to customers	10,657.6	174,402.0	10,300.1	(13,320.5)	182,039.2
Reinsurers' share of technical provisions	5,486.6				5,486.6
Deferred acquisition costs	2,788.5				2,788.5
Prepayments and accrued income	1,283.7	27,000.7	430.4	(661.6)	28,053.2
Investments on behalf of policyholders	19,946.2				19,946.2
Other assets	6,323.7	10,447.4	3,180.7	(4,200.7)	15,751.1
Total assets	**105,967.6**	**423,978.9**	**14,434.5**	**(21,131.0)**	**523,250.0**
Liabilities					
Amounts owed to credit institutions	1,821.7	109,036.2	1.9	(1,491.4)	109,368.4
Amounts owed to customers		201,805.2		(14,381.8)	187,423.4
Debt certificates	2,071.8	37,938.5	12,947.6	(679.0)	52,278.9
Technical provisions	64,410.1				64,410.1
Technical provisions related to investments on behalf of policyholders	20,379.9				20,379.9
Accruals and deferred income	692.9	26,628.3	752.4	(652.7)	27,420.9
Other liabilities	8,021.5	27,195.6	1,294.9	(1,940.7)	34,571.3
Convertible notes	0.0				0.0
Subordinated convertible note (FRESH)			1,250.0		1,250.0
Subordinated liabilities	1,336.8	9,566.7	1,005.0	(1,985.4)	9,923.1
	98,734.7	412,170.5	17,251.8	(21,131.0)	507,026.0
Fund for general banking risks		2,209.1			2,209.1
Minority interest in group equity	750.6	934.7	435.4		2,120.7
Net equity	6,482.3	8,664.6	(3,252.7)		11,894.2
Group equity	7,232.9	9,599.3	(2,817.3)		14,014.9
Total liabilities	**105,967.6**	**423,978.9**	**14,434.5**	**(21,131.0)**	**523,250.0**

31-12-2002	Insurance operations	Banking operations	General operations	Eliminations	Total
Assets					
Cash	1,970.7	3,290.7	11.5	(788.1)	4,484.8
Trading securities		14,518.2			14,518.2
Investments	49,999.1	89,978.6	121.0		140,098.7
Loans and advances to credit institutions	2,297.6	82,282.8		(721.4)	83,859.0
Loans and advances to customers	16,530.2	158,591.1	8,530.2	(11,507.4)	172,144.1
Reinsurers' share of technical provisions	6,131.6				6,131.6
Deferred acquisition costs	2,810.1				2,810.1
Prepayments and accrued income	1,248.2	26,652.2	476.7	(520.4)	27,856.7
Investments on behalf of policyholders	18,390.6				18,390.6
Other assets	6,026.0	10,067.5	3,816.5	(4,438.4)	15,471.6
Total assets	**105,404.1**	**385,381.1**	**12,955.9**	**(17,975.7)**	**485,765.4**
Liabilities					
Amounts owed to credit institutions	1,159.3	98,772.6	7.2	(3,390.7)	96,548.4
Amounts owed to customers		179,566.4		(1,931.1)	177,635.3
Debt certificates	6,718.3	40,230.3	10,434.7	(7,419.6)	49,963.7
Technical provisions	61,735.9				61,735.9
Technical provisions related to investments on behalf of policyholders	18,563.5				18,563.5
Accruals and deferred income	1,325.1	25,299.7	511.3	(521.5)	26,614.6
Other liabilities	7,358.8	20,565.1	879.7	(1,646.0)	27,157.6
Convertible notes	0.3		1,255.9		1,256.2
Subordinated convertible note (FRESH)			1,250.0		1,250.0
Subordinated liabilities	2,261.2	9,524.1	1,005.0	(3,066.8)	9,723.5
	99,122.4	373,958.2	15,343.8	(17,975.7)	470,448.7
Fund for general banking risks		2,215.0			2,215.0
Minority interest in group equity	752.0	954.3	524.5		2,230.8
Net equity	5,529.7	8,253.6	(2,912.4)		10,870.9
Group equity	6,281.7	9,207.9	(2,387.9)		13,101.7
Total liabilities	**105,404.1**	**385,381.1**	**12,955.9**	**(17,975.7)**	**485,765.4**

The following table presents profit and loss account information by segment.

	Insurance operations	Banking operations	General operations	Eliminations	2004 Total
Revenues:					
Insurance premiums	13,396.1				13,396.1
Interest income	2,791.6	38,878.8	787.2	(1,266.2)	41,191.4
Commissions and fees		1,977.6		(1.5)	1,976.1
Results from financial transactions					
- on behalf of policyholders	1,017.2				1,017.2
- other	62.2	612.2	6.2		680.6
Other revenues					
- on behalf of policyholders	369.9				369.9
- other	1,212.0	880.1	10.1	(16.0)	2,086.2
Total revenues	18,849.0	42,348.7	803.5	(1,283.7)	60,717.5
Interest expense	(420.3)	(34,291.3)	(905.2)	1,268.2	(34,348.6)
Total revenues, net of interest expense	**18,428.7**	**8,057.4**	**(101.7)**	**(15.5)**	**26,368.9**
Technical charges insurance	(14,218.9)				(14,218.9)
Value adjustments	(38.2)	(227.2)			(265.4)
Net revenues	4,171.6	7,830.2	(101.7)	(15.5)	11,884.6
Operating expenses	(2,712.0)	(5,167.7)	(129.9)	15.5	(7,994.1)
Operating result before taxation	**1,459.6**	**2,662.5**	**(231.6)**	**0.0**	**3,890.5**
Taxation	(421.2)	(680.0)	68.8		(1,032.4)
Operating group profit	1,038.4	1,982.5	(162.8)		2,858.1
Minority interests	41.7	54.0			95.7
Net operating profit before value differences	**996.7**	**1,928.5**	**(162.8)**		**2,762.4**
Value differences on the equity portfolio	483.4	41.4	(89.9)		434.9
Net operating profit	**1,480.1**	**1,969.9**	**(252.7)**		**3,197.3**
Non-operating items after taxation:					
Results from financial transactions	(58.4)				(58.4)
Other revenues	143.1	28.4	163.0		334.5
Interest expense					
Operating expenses	(7.7)	(181.2)			(188.9)
Taxation	42.6	37.9	(6.5)		74.0
Total non-operating items after taxation	**119.6**	**(114.9)**	**156.5**		**161.2**
Net profit	**1,599.7**	**1,855.0**	**(96.2)**		**3,358.5**

	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
					2003
Revenues:					
Insurance premiums	18,142.0				18,142.0
Interest income	3,468.0	23,751.0	1,012.2	(1,539.0)	26,692.2
Commissions and fees		1,801.6		(2.5)	1,799.1
Results from financial transactions					
- on behalf of policyholders	1,022.3				1,022.3
- other	(993.4)	852.4	3.1	0.1	(137.8)
Other revenues					
- on behalf of policyholders	322.6				322.6
- other	1,503.0	749.6	4.9	(3.4)	2,254.1
Total revenues	23,464.5	27,154.6	1,020.2	(1,544.8)	50,094.5
Interest expense	(766.3)	(19,370.9)	(1,138.0)	1,542.3	(19,732.9)
Total revenues, net of interest expense	**22,698.2**	**7,783.7**	**(117.8)**	**(2.5)**	**30,361.6**
Technical charges insurance	(16,952.1)				(16,952.1)
Value adjustments	(22.0)	(761.7)			(783.7)
Net revenues	5,724.1	7,022.0	(117.8)	(2.5)	12,625.8
Operating expenses	(5,140.8)	(5,128.1)	(105.5)	2.5	(10,371.9)
Operating result before taxation	**583.3**	**1,893.9**	**(223.3)**	**0.0**	**2,253.9**
Taxation	(127.0)	(448.9)	76.5		(499.4)
Operating group profit	456.3	1,445.0	(146.8)		1,754.5
Minority interests	51.5	55.2	36.9		143.6
Net operating profit before value differences	**404.8**	**1,389.8**	**(183.7)**		**1,610.9**
Value differences on the equity portfolio	592.1	56.2	(11.7)		636.6
Net operating profit	**996.9**	**1,446.0**	**(195.4)**		**2,247.5**
Non-operating items after taxation:					
Results from financial transactions					
Other revenues		91.9	0.1		92.0
Interest expense	(117.6)				(117.6)
Operating expenses	(27.8)	(64.2)			(92.0)
Taxation	46.0	21.5			67.5
Total non-operating items after taxation	**(99.4)**	**49.2**	**0.1**		**(50.1)**
Net profit	**897.5**	**1,495.2**	**(195.3)**		**2,197.4**

	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
					2002
Revenues:					
Insurance premiums	18,494.7				18,494.7
Interest income	3,291.4	23,373.3	567.0	(879.1)	26,352.6
Commissions and fees		1,860.7		(2.9)	1,857.8
Results from financial transactions					
- on behalf of policyholders	(3,419.0)				(3,419.0)
- other	(701.6)	809.9	(21.2)		87.1
Other revenues					
- on behalf of policyholders	460.6				460.6
- other	1,541.5	726.7	12.3	(0.6)	2,279.9
Total revenues	19,667.6	26,770.6	558.1	(882.6)	46,113.7
Interest expense	(749.2)	(18,961.5)	(646.5)	879.8	(19,477.4)
Total revenues, net of interest expense	**18,918.4**	**7,809.1**	**(88.4)**	**(2.8)**	**26,636.3**
Technical charges insurance	(12,896.1)				(12,896.1)
Value adjustments	(58.6)	(732.3)			(790.9)
Net revenues	5,963.7	7,076.8	(88.4)	(2.8)	12,949.3
Operating expenses	(5,112.6)	(5,168.2)	(125.6)	2.8	(10,403.6)
Operating result before taxation	**851.1**	**1,908.6**	**(214.0)**	**0.0**	**2,545.7**
Taxation	(367.3)	(591.5)	48.6		(910.2)
Operating group profit	483.8	1,317.1	(165.4)		1,635.5
Minority interests	64.4	64.6	44.9		173.9
Net operating profit before value differences	**419.4**	**1,252.5**	**(210.3)**		**1,461.6**
Value differences on the equity portfolio	(1,035.4)	(97.7)	101.6		(1,031.5)
Net operating profit	**(616.0)**	**1,154.8**	**(108.7)**		**430.1**
Non-operating items after taxation:					
Results from financial transactions		111.0			111.0
Other revenues		72.4			72.4
Operating expenses	(30.0)	(81.0)			(111.0)
Taxation	(40.9)	35.6	34.4		29.1
Total non-operating items after taxation	**(70.9)**	**138.0**	**34.4**		**101.5**
Net profit	**(686.9)**	**1,292.8**	**(74.3)**		**531.6**

The table below presents selected financial and other information by geographic area, presented on the basis of the country in which the Fortis group company is located.

								2004
	Belgium	*The Netherlands*	*Luxembourg*	***Benelux***	*United States*	*Rest of the world*	*Eliminations*	***Total***
Total assets								
Insurance	41,724.4	41,127.8	2,861.8	85,702.8	665.7	12,359.0	(13.3)	98,725.4
Banking	293,034.3	80,579.7	38,062.5	411,676.5	37,045.3	35,436.7		484,158.5
General								10,833.6
Eliminations								(23,069.7)
								570,647.8
Loans and advances	131,995.1	89,559.3	12,909.0	234,463.4	32,786.3	29,272.8	(14,496.0)	282,026.5
Technical provisions, net [1]	26,541.0	20,028.5	350.0	46,919.5		9,611.5		56,531.0
Total revenues, net of interest expenses								
Insurance	7,647.2	6,719.8	974.8	15,341.8	584.7	2,502.2		18,428.7
Banking	3,101.7	2,215.6	879.1	6,196.4	151.2	1,709.8		8,057.4
General								(101.7)
Eliminations								(15.5)
								26,368.9
Insurance premiums (gross)								
Life	4,281.0	2,808.2	863.3	7,952.5	58.7	1,078.3		9,089.5
Non-life	1,330.3	2,416.9	18.2	3,765.4	503.4	907.4		5,176.2
								14,265.7
Net interest income [2]								
Banking	2,188.6	1,381.1	384.8	3,954.5	76.6	556.4		4,587.5
Operating result before taxation								
Insurance	677.0	529.4	11.7	1,218.1	130.8	110.7		1,459.6
Banking	501.1	881.9	502.7	1,885.7	48.0	728.8		2,662.5
General								(231.6)
								3,890.5
Effective average number of employees [3]								
Insurance	5,195	5,044	117	10,356		2,556		12,912
Banking	19,229	8,037	2,434	29,700	346	6,326		36,372
General								184
								49,468

1) Technical provisions less reinsured share of technical provisions.
2) Interest income (receivables, debt securities and other) less interest expense.
3) The effective average is the number of full-time equivalents (FTE), taking into account part-time positions and staff joining or leaving Fortis during the year.

								2003
	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	Eliminations	**Total**
Total assets								
Insurance	35,562.9	38,686.9	2,220.6	76,465.1	18,348.1	11,154.4	(5.3)	105,967.6
Banking	269,951.0	71,119.4	39,102.8	380,173.2	13,107.1	30,698.7	(0.1)	423,978.9
General								14,434.5
Eliminations								(21,131.0)
								523,250.0
Loans and advances	135,079.1	74,187.9	18,238.6	227,505.6	17,247.8	28,513.4	(11,781.8)	261,485.0
Technical provisions, net [1]	23,827.0	19,199.7	372.5	43,399.2	6,778.0	8,862.3		59,039.5
Total revenues, net of interest expenses								
Insurance	6,738.6	6,283.4	754.2	13,776.2	6,249.7	2,672.3		22,698.2
Banking	3,405.5	1,883.4	726.1	6,015.0	177.6	1,591.1		7,783.7
General								(117.8)
Eliminations								(2.5)
								30,361.6
Insurance premiums (gross)								
Life	4,033.1	2,982.1	652.6	7,667.8	728.8	1,134.5		9,531.1
Non-life	1,274.1	2,262.4	16.6	3,553.1	6,621.0	1,112.1		11,286.2
								20,817.3
Net interest income [2]								
Banking	2,005.5	1,253.1	372.9	3,631.5	133.1	615.5		4,380.1
Operating result before taxation								
Insurance	196.2	(170.5)	(5.3)	20.4	441.9	121.0		583.3
Banking	694.1	407.8	360.8	1,462.7	40.0	391.2		1,893.9
General								(223.3)
								2,253.9
Effective average number of employees [3]								
Insurance	5,258	5,259	122	10,639	12,069	3,077		25,785
Banking	20,270	8,728	2,400	31,398	322	6,776		38,496
General								173
								64,454

1) Technical provisions less reinsured share of technical provisions.

2) Interest income (receivables, debt securities and other) less interest expense.

3) The effective average is the number of full-time equivalents (FTE), taking into account part-time positions and staff joining or leaving Fortis during the year.

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	Eliminations	***Total*** ***2002***
Total assets								
Insurance	32,302.4	41,228.7	1,643.6	75,169.0	20,638.5	9,904.3	(313.4)	105,404.1
Banking	243,777.1	60,594.8	40,573.6	344,945.5	10,921.9	29,568.0	(54.3)	385,381.1
General								12,955.9
Eliminations								(17,975.7)
								485,765.4
Loans and advances	132,004.2	74,281.2	20,723.2	227,008.6	14,352.6	25,598.6	(10,956.7)	256,003.1
Technical provisions, net [1]	21,289.1	18,654.3	398.8	40,342.2	7,545.9	7,830.7		55,718.8
Total revenues, net of interest expenses								
Insurance	4,445.4	4,325.8	345.1	9,116.3	6,909.1	2,893.0		18,918.4
Banking	3,548.2	1,795.5	790.0	6,133.7	223.0	1,452.4		7,809.1
General								(88.4)
Eliminations								(2.8)
								26,636.3
Insurance premiums (gross)								
Life	3,394.2	3,109.1	494.8	6,998.1	900.9	1,855.3		9,754.3
Non-life	1,188.3	2,126.0	15.7	3,330.0	7,437.5	1,091.0		11,858.5
								21,612.8
Net interest income [2]								
Banking	2,090.5	1,178.6	386.0	3,655.1	166.7	590.0		4,411.8
Operating result before taxation								
Insurance	230.3	273.1	10.2	513.6	432.1	(94.6)		851.1
Banking	990.4	306.5	397.5	1,694.4	(95.6)	309.8		1,908.6
General								(214.0)
								2,545.7
Effective average number of employees [3]								
Insurance	4,670	5,416	119	10,205	11,747	3,079		25,031
Banking	21,580	9,594	2,483	33,657	299	6,812		40,768
General								190
								65,989

1) *Technical provisions less reinsured share of technical provisions.*

2) *Interest income (receivables, debt securities and other) less interest expense.*

3) *The effective average is the number of full-time equivalents (FTE), taking into account part-time positions and staff joining or leaving Fortis during the year.*

3 General, accounting principles and principles of consolidation

3.1 General

Fortis is a financial services provider operating in the fields of insurance, banking and investment. In 1990 N.V. AMEV, a large Dutch insurer and VSB, a Dutch bank combined operations. Later that year AG Group, a major Belgian insurer joined the group to form the first cross-border merger. Fortis has undergone explosive growth since its inception, both organically and through acquisitions. Major takeovers include the acquisition of ASLK, a Belgian bank and insurer, in 1993; the Dutch merchant bank MeesPierson in 1997; Generale Bank in 1998 and ASR Verzekeringsgroep N.V. in 2000. At the end of 2004, Fortis had 49,478 employees worldwide.

Since 2000 Fortis's banking operations have been conducted under the name Fortis Bank. Fortis Bank was created by the merger of the operations of ASLK, Generale Bank, MeesPierson, VSB Bank and Banque Générale du Luxembourg. Legally, Fortis has three banks: Fortis Bank Belgium, Fortis Bank Netherlands and Banque Générale du Luxembourg. In practice however, there is one Fortis Bank with an international organisation and management. The core business is divided into business lines on the basis of customer groups. Early 2005 Fortis regrouped the businesses Network Banking, Merchant Banking and Investment Services into Retail Banking, Commercial & Private Banking and Merchant Banking.

Fortis's insurance activities are focused on life insurance and non-life insurance products and pension insurance products. Fortis offers a wide range of participating and non-participating policies written for both individual and group customers, and non-life insurances in the form of fire and motor insurance for individual and commercial customers and health and accident insurance policies for individual and group customers. The insurance activities, too, have also been restructured as from 2005. The insurance businesses will consist of Insurance Netherlands (Fortis ASR), Insurance Belgium (Fortis AG and Fortis FB Insurance) and Fortis International (insurance operations outside Belgium and the Netherlands).

In 2003, Fortis decided to float its US subsidiary, Assurant, Inc. on the New York Stock Exchange. Early 2004, Fortis sold 65% of its shares in Assurant, Inc. upon the flotation. In January 2005 Fortis further reduced its stake in Assurant, Inc. to around 15% (see 'Post-balance sheet date events' on page 145).

Fortis has two parent companies, i.e. Fortis SA/NV in Belgium and Fortis N.V. in the Netherlands. In 2001 the shares of the parent companies were merged into a single Fortis share. All holders of the Fortis share are shareholders of both Fortis SA/NV and Fortis N.V. As such, they have the right to cast one vote for each Fortis share held at the meetings of shareholders of both companies. All holders of the Fortis share have the right to choose whether they receive a Fortis SA/NV or a Fortis N.V. dividend (see note 20 'Dividend').

Fortis has a primary listing on both the Primary Market of Euronext Brussels and the Official Segment of the stock exchange of Euronext Amsterdam. Fortis also has a listing in Luxembourg and a sponsored ADR-programme in the United States.


Structure Fortis
Shareholders
Fortis SA/NV
(Belgium)
Fortis N.V.
(The Netherlands)
50%
50%
50%
50%
Fortis Brussels
SA/NV
Fortis Utrecht N.V.
Fortis Bank SA/NV
Fortis Insurance N.V.

3.2. Accounting principles

General

The consolidated financial statements were drawn up in accordance with the applicable legal and regulatory requirements in Belgium. As described in the disclosures and accounting principles, Fortis has - both in terms of presentation and content - applied a number of options applicable in the law for consortium by taking into account art. 116 of the Royal Decree of 30 January 2001 under implementation of the company law in Belgium, in order to reliably reflect its financial statements the banking and insurance activities.

Changes in accounting principles

The principles of valuation and profit determination are unchanged compared with 2003 and 2002.

3.3 Principles of consolidation

Fortis has opted for consortium accounting. The consolidated Annual Accounts of Fortis include the financial statements of Fortis SA/NV and Fortis N.V., as well as the companies in which they jointly exercise a direct or indirect control of more than 50%. Joint ventures in which Fortis has a 50% controlling interest are consolidated on a proportional basis. Special Purpose Vehicles introduced within the framework of securitisation in which Fortis does not have a controlling interest are not included in consolidation.

Upon the acquisition of a company the assets, including any intangible fixed assets, and liabilities of the acquired company are restated at their fair value. Any amount of goodwill is charged or credited in full to net equity. Changes to the goodwill calculated on the acquisition date resulting from revised financial information may take place up to a maximum of 365 days after the acquisition date. These changes are charged or credited to net equity. Goodwill arising on the acquisition of participating interests accounted for under the equity method is also charged or credited to net equity.

If a company is sold within five years of being acquired, a time-weighted portion of the goodwill paid upon acquisition is added to the cost when calculating the capital gain upon the sale of the company.

Companies are consolidated or deconsolidated when the effective control of these companies is acquired or sold. This is usually when the transaction is completed.

A list of all group companies and other participating interests has been filed with the National Bank of Belgium in Brussels and with the commercial register of the Chamber of Commerce in Utrecht. The list is available upon request, free of charge, from Fortis in Brussels and Utrecht.

Eliminations

Fortis is a group of companies whose activities cover a broad spectrum of financial services. These activities are also provided to other group companies on commercial terms. Transactions made under market conditions within the course of their normal business are not eliminated in the consolidated profit and loss account. Intercompany balance sheet items from this source are eliminated. All other transactions between group companies are eliminated in the consolidated balance sheet and consolidated profit and loss account.

Investments in group companies are deducted from equity in the presentation of the balance sheets by segments. As Fortis has financed part of the shareholders' equity of these companies in the general sector with borrowed capital, shareholders' equity is negative in this segment.

4 Principles of valuation and profit determination

General

Assets and liabilities are stated at face value, unless a different accounting policy is specified below. If necessary, assets are stated after deduction of value reductions. Unless stated otherwise the results are allocated to the period to which they relate, or in which the service was provided or received.

Use of estimates

In preparing the Annual Accounts, certain estimates and assumptions have to be made that affect the consolidated balance sheets and results. Actual results may differ from those estimates. Generally accepted accounting principles also require disclosure of contingent assets and liabilities at the date of the balance sheet.

Material estimates that are particularly susceptible to significant changes in the near term are included in the determination of the allowance for loan losses and provisions for damage. Liabilities for unpaid claims, claim adjustment expenses and policy benefits for life and health include estimates for mortality, morbidity, claim settlement patterns and interest rates at the date of the balance sheet.

Fortis uses financial instruments and invests in unquoted securities. The valuation of these financial instruments and securities has been estimated by using historical information, actuarial analyses, financial modelling and other analytical techniques.

Foreign currency

For consolidation purposes assets and liabilities of participating interests not denominated in euros are translated into euros at the rates of exchange applicable at the end of the reporting period. The profit and loss account is translated at average exchange rates in the reporting year. Exchange differences arising from such translation are credited or debited to net equity. Exchange differences resulting from the revaluation of investments valued at fair value and financing of participating interests denominated in foreign currency are also recorded directly in net equity. All other exchange differences are reported in the profit and loss account.

The following table lists the primary exchange rates used in the preparation of the consolidated Annual Accounts.

			Rates at year-end			*Average rates*
	2004	*2003*	*2002*	***2004***	*2003*	*2002*
1 euro =						
Pound sterling	0.71	0.70	0.65	0.68	0.69	0.63
US dollar	1.36	1.26	1.05	1.24	1.13	0.94

Treasury shares

Fortis shares held by Fortis SA/NV and Fortis N.V. are not entitled to dividend or capital. In calculating dividend, net profit and net equity per share, these shares are eliminated. The cost price of these shares is deducted from net equity.

Fortis shares held by Fortfinlux S.A. in the framework of FRESH capital securities (see also 'Subordinated convertible notes') are also not entitled to dividend or capital. In calculating dividend, net profit and net equity per share, these shares are eliminated. The cost price of these shares is deducted from net equity.

Fortis shares held by other group companies are included in investments and trading securities. They are reported at fair value with the exception of shares bought to cover Fortis's (potential) issuing commitments. These are included in other assets at cost or lower (other than temporary) fair value.

In addition to the Fortis shares referred to above, investments include Fortis shares attached to certain classic Belgian life insurance products with a minimum return guaranteed. These shares are valued at cost.

Trading securities

Trading securities are carried at fair value based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated based on quoted market prices of comparable instruments or discounted cash flow analysis using market rates. Realised and unrealised gains and losses on trading securities are included directly in the profit and loss account under results from financial transactions.

Investments

Treasury bills, debt securities and other fixed-income securities (including preference shares which entitle the holder of such securities to a fixed dividend rate) which have been acquired by Fortis with the intention of managing long-term interest risk and liquidity risk are reported at purchase cost less amortisation of premiums and discounts (amortisation value). An allowance for value reduction is established if there are doubts about the collectibility of the amounts. Upon the sale of a debt security, the resulting realised gain or loss is recorded under results from financial transactions in the profit and loss account, unless the debt security is replaced with another security of the same type within a short period of time. In that case, realised gains and losses are deferred and amortised as an adjustment to the yield spread over the average term of the investment portfolio.

Equity securities (including convertible notes) are recorded at fair value based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Unrealised gains and losses on equity securities are recorded, net of tax, directly in Fortis's net equity. Upon the sale of equity securities, the revaluation adjustments previously recorded in net equity are included in the determination of the gain or loss on sale of the security.

If the fair value of the total equity portfolio falls below the purchase price, the difference between the fair value and the purchase price is charged to the profit and loss account. Rises in value thereafter recorded are credited to the profit and loss account until the fair value of the investments is equal to the purchase price. Any rises in value thereafter, i.e. above the purchase price, are credited to the revaluation reserve.

Investments relating to certain Belgian classic life insurance products that have a minimum return guarantee are managed in separate funds. These investments are valued at cost. If the expected investment income, including unrealised losses, does not cover the minimum return guarantee, supplementary additions to the technical provisions will be made.

Acquired land and buildings are initially recorded at cost, including interest during the construction period. Subsequently, the value is adjusted to the (estimated) fair value. If the fair value of each individual object is lower than the purchase price, a value adjustment to reduce the carrying amount of the land and buildings is recorded in the profit and loss account. Any recovery in fair value up to the purchase price is also recorded in the profit and loss account. As long as the fair value exceeds the purchase price, any revaluation adjustment is recorded directly in net equity, taking into account deferred tax. Each year, the value of about one-fifth of the properties is established by expert survey, in part internally and in part externally. Upon sale, the revaluation adjustments previously recorded in net equity are included in determining the gain or loss upon sale of the asset.

Participating interests in investment pools are valued according to valuation principles used by the manager of the investment pools in question.

Securities purchased under resale agreements and securities sold under repurchase agreements

Securities purchased under resale agreements or sold by Fortis under repurchase agreements are not shown separately in the consolidated balance sheet but are included under loans and advances to credit institutions and loans and advances to customers or loans and advances from credit institutions and loans and advances from customers. These securities are primarily Dutch government, Belgian government and corporate debt securities.

The securities are carried at the amounts at which the securities will be subsequently resold or reacquired as specified in the respective agreements; these amounts include accrued interest. Fortis's policy is to take possession of securities purchased under resale agreements and to relinquish securities sold under repurchase agreements.

Securities borrowed and securities lent

Securities borrowed and securities lent are carried at the amounts of collateral advanced and received in connection with the transaction. Fortis measures the fair value of the securities borrowed and lent against the collateral on a daily basis. If necessary, additional collateral is required. Fortis or a custodian company holds all collateral received in custody.

Loans and advances

Loans and advances are reported at their outstanding principal amount adjusted for any charge-offs and for an allowance for loan losses. An allowance for loan losses is maintained as considered adequate to cover the existing probable loan losses in the portfolio of loans. Each operating subsidiary makes allowances for loan losses on the basis of a loan rating classification and circumstances in its market area and among its customers, in accordance with a common methodology.

Allowances on loans are increased or reduced, as necessary, based on periodic loan reviews. These net changes are charged or credited directly to the profit and loss account as value adjustments.

Irrecoverable loans are written off and charged against the allowance for loan losses when all the necessary legal procedures have been completed and the amount of the loss is finally determined.

The country risk allowance (included in the allowance for loan losses) is intended to cover the risk that borrowers of a particular country will be unable to fulfil their obligations for reasons beyond their ability to generate local currency cash flows to repay their debt. These reasons include the risk that, due to political or other reasons, foreign government and regulatory acts restrict a customer's ability to transfer financial assets from the foreign country. Based on its evaluation of each identified country, Fortis calculates specific country risk allowances by applying the minimum percentages provided by the regulators to outstandings within each country, minus the fixed deductibles defined by the regulator. The fixed deductibles primarily include elements that are not exposed to country risks by their very nature, the allowance for irrecoverability and the collaterals received.

In addition to the allowances for loan losses made for probable loan losses in the existing portfolio, provisions may be made to cover as yet unidentified risks. The provisions are charged directly, as value corrections to loans, to the profit and loss account.

Loans are no longer considered to be interest-bearing if Fortis has any reason to doubt that the borrower will repay the principal and/or matured interest. Interest revenue continues to be recorded as interest income in the profit and loss account; however, the allowance for reserved interest is increased by the amount of unreceived interest and charged to interest income. The recording of interest allowances for loans is stopped if and when the borrower is able to make payments on time and Fortis believes there is sufficient security with respect to future payments.

Loan origination fees are recorded in the profit and loss account (under interest) when received. Direct origination costs are charged to the profit and loss account when incurred.

Deferred acquisition costs

Acquisition costs that vary with and are primarily related to the offering and placement of new insurance business are deferred to the extent that they are deemed recoverable from future revenues. Deferred acquisition costs for traditional life insurance business are amortised over the premium paying periods of the related policies in proportion to the ratio of annual premium income to the total anticipated premium income. Deferred acquisition costs of other products are generally amortised over the term of the insurance contract at a constant rate based on the present value of estimated gross profits expected to be realised. Amortisation of deferred acquisition costs is included in operating expenses.

In the case of the purchase of a new insurance portfolio, deferred acquisition costs also include the Value Of Business Acquired (VOBA) formed for the insurance contracts concluded in this portfolio. VOBA is recorded under deferred acquisition costs and represents the difference between the fair value and the book value of technical provisions of long-term insurance contracts. It is amortised over the term of the portfolio in proportion to the realised profits on the underlying contracts.

VOBA is assessed once a year. If it displays a long-term decline in value, amortisation is charged to the profit and loss account.

Investments on behalf of policyholders

Investments on behalf of policyholders are maintained in separate accounts and are carried at fair value. Amounts received from policyholders for this purpose are recorded in the profit and loss account as insurance premiums. If investment income is insufficient to cover the commitments, an additional provision is made and charged to the profit and loss account. Changes in the value of the investments are recorded in the profit and loss account. Gains and losses on the sale of investments are recorded under results from financial transactions, and investment income is recorded under other revenues. For certain contracts minimum guaranteed rates apply.

Liabilities related to investments on behalf of policyholders are recorded on the same basis as the principles used to value the corresponding investments. Changes in the value of the liabilities related to investments on behalf of policyholders are recorded under policy benefits and claims in the profit and loss account.

Other assets

Participating interests

Participating interests are investments in companies in which Fortis holds a non-controlling interest and in which it exercises significant influence. These are in principle interests in which Fortis holds an interest of between 20% and 50%. Participating interests are accounted for under the equity method, based on Fortis's principles of valuation, and are included in other assets. Changes in relation to revaluations are recorded as a direct adjustment to net equity. Fortis's share in the profits of these participating interests is accounted for in the profit and loss account (under other revenues).

Other participating interests, where Fortis holds an equity interest of less than 20% and in which it does not exercise significant influence, are recorded at estimated fair value. The estimated fair value is based on year-end quoted market prices, where available, or on quoted market prices of comparable instruments. Revaluation adjustments are recorded as a direct adjustment to net equity. If the market value falls below the purchase price, the difference between the market value and the purchase price is charged to the profit and loss account. Rises in market value thereafter recorded are credited to the profit and loss account until the market value is equal to the purchase price. Any rises in value thereafter, i.e. above the purchase price, are credited to net equity. Dividends received are recorded in the profit and loss account (under other revenues).

Upon the sale of participating interests, the realised gains or losses, i.e. the difference between the sales proceeds and the purchase price, are recorded in the profit and loss account. Valuation adjustments previously reflected in net equity are included when determining the positive or negative result realised upon sale of participating interests.

Deferred taxes

Deferred taxes (both assets and liabilities) are established on the basis of temporary differences between the valuation of assets and liabilities in the Annual Accounts and for fiscal purposes at the nominal tax rate applicable at year-end. In case of tax loss carryforward a deferred tax asset is also established on the basis of the same tax rate. Future tax rate adjustments laid down by law in the reporting year are taken into account. If rates are adjusted during the reporting period, the deferred tax is reviewed. The effect of the review is either charged to or credited to the result, or included in net equity if the rate adjustment relates to the revaluation reserve. If it is likely that a deferred tax asset cannot be realised, entirely or partially, the deferred tax asset is charged to the profit and loss account.

Other tangible fixed assets

Other tangible fixed assets are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the economic life of the asset.

Technical provisions

Technical provisions are calculated on the basis of the principles and methods used in countries in which Fortis insurance companies operate.

Technical provisions for long-duration traditional life and long-duration non-life insurance policies are established by the net-level premium method. This is based on estimated investment yields, withdrawals, mortality and other assumptions similar to those used in rating the policies. Interest assumptions for life benefit liabilities range from 3% to 6.5%. Mortality rate assumptions are generally based on experience multiples applied to current tables commonly used in the industry. Withdrawal assumptions for individual life contracts are based on historical experience. According to the Third European Union Directive in respect of life insurance, an exception is made to the rating principles if expectations of future developments in investment yields, withdrawals, mortality, costs or other assumptions give cause to increase the provision.

The adequacy of the provision is tested annually. If the tests show that technical provisions are inadequate, the provisions are increased. This technical provision is net of capitalised interest surplus rebates found in the Dutch life insurance industry. Interest surplus rebates are amortised in proportion to the realised surplus interest on which the rebate is based. Technical provisions for non-traditional life insurance (universal-life type and investment contracts) represent the accumulated amounts which accrue to the benefit of the policyholder and reflect interest credited at rates that are subject to periodic adjustment. Any adjustments to the technical provisions are reflected in the profit and loss account for the year during which the adjustments are made.

Non-life technical provisions include a liability for reported claims, claims incurred but not reported and claim adjustment expenses. Estimates of expected claims are developed using past experience, current claim trends and the prevailing social, economic and legal environments. The technical provision for non-life insurance claims and claim adjustment expenses is based on estimates of expected losses and takes into consideration management's judgement on anticipated levels of inflation, regulatory risks and the trends in claims. Non-life technical provisions for workers' compensation business are presented at their net present value at interest assumptions ranging from 3% to 6.5%. Fortis believes that the technical provisions established are adequate to cover the ultimate costs of claims and claims adjustment expenses.

Unearned premiums on non-life insurance contracts are calculated in proportion to the duration of insurance coverage. A technical provision is established in connection with risks that are related to current long-term duration non-life insurance contracts, when future claims are expected to exceed the amount of premiums to be earned.

Other liabilities

General provisions, included in other liabilities, are liabilities of uncertain timing or amount and are established on the basis of the best possible estimate. Other liabilities include short positions relating to trading securities. These positions are reported at fair value, where possible based on stock market quotations. If no stock market quotation is available, the fair value is estimated according to stock market quotations of comparable securities, or by calculating the cash value of the expected cash flows based on market rates.

Subordinated convertible notes

On 7 May 2002, Fortfinlux S.A. issued a Floating Rate Equity-linked Subordinated Hybrid ('FRESH') bond in the amount of EUR 1,250 million. The regulators consider the FRESH bond to be part of Tier 1 capital. The bonds have a nominal value of EUR 250,000 and may at the discretion of the holder be converted into Fortis shares at a price of EUR 31.50 per Fortis share starting forty days after the date of issue. The principal will not be repaid; the bond holder only has the option to convert. The bond therefore has an indefinite life.

From 7 May 2009 the bonds will be automatically converted into Fortis shares if the price of the Fortis share is equal to or higher than EUR 47.25 on twenty successive trading days. Holders of FRESH securities are subordinated to all other loans, subordinated loans, and preference shares, but they rank senior to holders of ordinary shares. The coupons are payable quarterly, in arrears, at a variable interest coupon of 3-month Euribor plus 135 basis points. The coupons are offset against new Fortis shares to be issued equalling 103% of the coupon if Fortis does not pay dividend on its shares, or the dividend yield is lower than 0.5%.

Fund for general banking risks

A fund for general banking risks is maintained to cover general risks of the banking activities. The level of the fund and any additions to it (included in value adjustment in the profit and loss account) are based on the expected development of risks. Fortis believes that the level of the fund at the end of 2001 is sufficient to cover the general risks foreseen and has thus decided that no further additions will be made to the fund with effect from financial year 2002. No deferred tax is recognised in relation to the fund for general banking risks.

Derivative financial instruments

Fortis uses derivative financial instruments, both for trading purposes and for purposes other than trading. Derivative financial instruments used by Fortis consist primarily of swaps, forwards and options.

Derivatives entered into for trading purposes are recorded at estimated fair value under prepayments and accrued income or accruals and deferred income. The related unrealised gains or losses are included in the profit and loss account under results from financial transactions.

Derivatives entered into for purposes other than trading (e.g. as part of asset/liability management in order to manage interest rate, foreign currency and equity price risks) and associated with financial instruments carried at fair value (primarily forwards and options) are marked-to-market with the unrealised gains and losses recognised consistent with the underlying instrument. Derivatives associated with other financial instruments are accounted for under the accrual method. Amounts payable or receivable on derivative financial investments are accrued according to their contractual terms. Interest and other income from these derivative instruments are recognised under interest income or in results from financial transactions. Interest and other costs incurred on these derivative instruments are recorded under interest expense or in results from financial transactions.

Realised gains and losses on the termination of derivative instruments entered into for purposes other than trading are deferred and amortised as an adjustment to yield (interest on the related financial instrument) over the average remaining term of the underlying financial instrument.

Insurance premiums

Premiums for long-duration traditional life insurance products, as well as universal life and investment-type contracts, and for long-duration non-life insurance contracts are generally recorded as premium income when due. Premiums for short-duration non-life insurance contracts are generally recorded in proportion to the duration of insurance coverage.

Premiums, commissions, expense reimbursement and technical provisions related to reinsurance business are accounted for according to principles consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Pensions and similar entitlements

Pension costs under defined benefit plans are charged to the profit and loss account so as to spread the cost of pensions over the expected service life of employees. In determining such pension costs the following items, amongst others, are taken into account: the discount rates, the active period of service up to the balance sheet date, expected salary at the time of retirement, expected yield of the plan investments and actual yield of the investments.

If the difference between projected pension commitments and the market value of the related pension investments exceeds 10% of the higher of the two (the 'Corridor'), the difference is amortised in proportion to the average remaining years of service of the employees to whom the pension commitments relate.

If the pension commitments – calculated as the current value of entitlements granted to personnel based on services performed and current and past salary – exceeds the market value of the related pension commitments and of yet to be paid pension costs included on the balance sheet, an additional pension provision will be created and charged to shareholders' equity.

Pension costs include fringe benefits that remain valid after retirement. These include payment of a portion of health insurance contributions and personnel conditions for specific financial products.

Pension costs under defined contribution plans are reported as incurred.

Non-operating items

To obtain insight into the company's performance, a number of exceptional items have been included under non-operating items. These non-operating items are related to:

- the sale of (non-consolidated) participating interests with a strategic character or the sale of participating interests whereby the sale is initiated by a third party;
- the sale of consolidated activities;
- the release of certain provisions;
- the creation of provisions in connection with significant reorganisations;
- changes in deferred taxes in connection with the change in tax rates.

Fortis and IFRS

On 19 July 2002 the European Parliament and the European Commission issued Regulation 1606/2002. According to this regulation the consolidated annual accounts of companies publicly traded in the European Union must meet the by the European Commission approved International Financial Reporting Standards ('IFRS') of the International Accounting Standards Board ('IASB') for the financial years commencing on or after 1 January 2005.

Based on this regulation, Fortis will apply the IFRS valuation and accounting principles as approved by the European Commission (including the partially approved IAS 39 – Financial Instruments - recognition and measurement) as of 1 January 2005. The figures for the first quarter of 2005 will be based on IFRS, with the figures for 2004 adjusted to facilitate comparison, including the application of IFRS 4 – Insurance Contracts - and IAS 32/39 – Financial Instruments.

Due to the late date at which a number of IFRS standards (including IAS and 32/39 – Financial Instruments, IFRS 2 – Share-Based Payment and IFRS 4 – Insurance Contracts) were finalised, Fortis has not been able to fully complete its financial impact analysis for IFRS.

Impact of IFRS on net equity and the profit and loss account of Fortis

The implementation of IFRS will have a material impact on net equity and the profit and loss account of Fortis in the following areas:

Land and buildings

Fortis currently records land and buildings at fair value. Under IFRS Fortis will value its land and buildings at the historical cost price minus amortisation. The difference between the book value under IFRS and the market value of land and buildings will be charged to IFRS net equity as per 1 January 2005.

Compared with the current accounting principles this means that amortisations will be recognised in the profit and loss account as a charge. On the other hand, however, upon the sale of property higher gains will be recognised than in the current situation.

Provisions

Under IFRS provisioning is subject to stricter rules than under the current Fortis accounting principles. Consequently, Fortis will release a substantial proportion of its current provisions (in particular the fund for general banking risks and the catastrophe and equalisation provisions) to net equity. In future, under IFRS amounts that were previously charged to these provisions will be recorded directly in the profit and loss account.

Financial instruments

IFRS recognises four categories of financial assets. The valuation basis may vary depending on the category to which the financial asset is allocated:

- Investments held until maturity: financial instruments, other than derivatives, intended to be held until maturity. These instruments are valued at the amortised cost price, while the (periodic) amortisation is recorded in the profit and loss account;
- Fixed assets available for sale: financial instruments, other than derivatives, intended to be held for a prolonged period of time but not until maturity. These instruments are recognised at fair value; revaluations are recorded as an adjustment to net equity;
- Financial assets held for trading purposes or carried at fair value with changes in value accounted for in the profit and loss account: these include financial instruments intended to be sold in the near future (trading purposes), derivatives and financial assets or liabilities specifically designated to be recorded at fair value. These instruments are recognised at fair value; revaluations are recorded in the profit and loss account;
- Loans and receivables: loans or (financial) receivables issued by Fortis. In principle these instruments are valued at the amortised cost price, while the (periodic) amortisation is recorded in the profit and loss account, except if the loans and receivables were included in one of the two preceding categories.

Fortis will classify most of its bond holdings as financial assets available for sale. This means that under IFRS these bonds, which are currently valued at their amortised cost price, will be recorded at fair value. The resulting positive and/or negative unrealised revaluations will be added and/or charged to net equity.

Financial liabilities are, with the exception of derivatives, valued at the amortised cost price.

Under IFRS derivatives must be recognised in the balance sheet at fair value. Changes in the fair value are recorded directly in the profit and loss account. Unlike under the current Fortis accounting principles, derivatives held for risk management purposes must also be included in the balance sheet.

In order to limit the ensuing volatility of the results, IFRS allows for hedge accounting. The preconditions for using hedge accounting are stricter than those that currently apply to risk management derivatives. The use of hedge accounting implies that when using fair value hedges the fluctuations in the fair value of the hedged positions must be recorded in the profit and loss account and that when using cash flow hedges the fluctuations in the fair value of the derivative have to be recorded in net equity.

Fortis will also use the option available under IFRS of using macro hedging in order to limit the volatility of its results. Fortis will first introduce macro hedging as of 1 January 2005, because the rules governing macro hedging were not ratified until the end of 2004. This will hamper the comparability of the 2005 IFRS figures for Fortis with the figures for 2004.

Pensions

Under IFRS when preparing the IFRS opening balance sheet, pension-related actuarial gains or losses that have not yet been added or charged to the profit and loss account may be added or charged to net equity in full. Fortis will use this possibility. As a result, the future pension charge to be recorded in the profit and loss account will be lower than is currently the case. However, under IFRS Fortis will continue to use the corridor approach (not recording actuarial differences within a defined bandwidth).

Own shares

Under IFRS all Fortis shares owned by Fortis must be deducted from net equity. Realised results on Fortis shares must also be recorded via net equity. This is in contrast to the current Fortis principles, under which Fortis shares are recorded under assets. Realised results are accounted for in the profit and loss account with the exception of shares that were issued for the FRESH.

Goodwill

Under the current Fortis accounting principles (paid) goodwill is charged directly to net equity. Under IFRS this isn't allowed and goodwill must be recorded in the balance sheet. Goodwill must be reviewed annually for impairment. Any write-down of goodwill must be charged directly to the profit and loss account.

Fortis will not use the option offered under IFRS to restate previously paid goodwill. Hence the amount of goodwill currently included in Fortis's net equity will not change.

Insurance

According to IFRS 4, non-profit sharing policies that involve no or only a very limited insurance risk must not be classified as insurance contracts but as investment contracts. As a result, and in contrast with the situation under the current regulations, the premiums received by Fortis for these policies must under IFRS be recorded directly in the balance sheet instead of in the profit and loss account.

Fortis will use the option provided by IFRS 4 to record revaluations of investments which in principle are attributable to policyholders in the technical provisions (shadow accounting).

Scope of consolidation

Under IFRS Fortis will value a number of joint ventures which under the current account principles are consolidated proportionately on the basis of the net equity method. In addition, a number of subsidiaries which currently are not consolidated will be included in the consolidation scope under IFRS. These changes will have no impact on group equity, however.

Impact IFRS on the result and net equity of Fortis

Based on the information currently available to us and as reported to analysts during the Fortis Investor Day held on 28 January 2005 (see for more information www.fortis.com), the conclusion may be drawn that for Fortis the implementation of IFRS will lead to:

- a higher balance sheet total due to the extension of the consolidation scope and the on-balance accounting of derivatives which were accounted for off-balance under the current Fortis accounting principles;
- an increase of total net equity due to the combination of the effects of first-time adoption of IFRS (i.e. the release of provisions);
- a reduction of group equity due to the adjustment of part of the hybrid loans, which are currently part of minority interest, to the liabilities. This has no influence on the calculation of Tier 1 equity.

Additionally, future results and the development of Fortis net equity will be more volatile under IFRS than currently under Fortis accounting principles. However, the result of the first half year of 2004 based on IFRS, in spite of the higher volatility, is in line with the result as presented based on Fortis accounting principles.

5 Changes in the composition of Fortis

The most significant acquisitions and divestments of the past three years are discussed below.

Assurant, Inc.

In February 2004 Fortis reduced its stake in Assurant, Inc. from 100% to 35%. The shareholding was reduced because, based on strategic considerations, Fortis no longer considers Assurant, Inc. to be part of its core business. The shares of Assurant, Inc. were sold through an initial public offer (IPO). The result of the IPO, after recapitalisation of Assurant, Inc., amounted to EUR 118,6 million.

Seguros Bilbao

Based on strategic considerations, early 2004 Fortis sold its Spanish insurance subsidiary, Seguros Bilbao, to Grupo Catalano Occidente. The takeover price was EUR 255 million, while the result on the sale amounted to EUR 144,6 million.

Theodoor Gilissen

In November 2003 Theodoor Gilissen Bankiers N.V. was sold. The company was sold due to insufficient growth opportunities in the current structure of Fortis. Integrating the company into MeesPierson was not considered to be in the interest of Fortis, Theodoor Gilissen, its clients or its employees. The takeover price was paid entirely in cash.

Intertrust Group

In July 2002 Fortis acquired Intertrust Group. The takeover price was paid in cash. Intertrust is a leading international party within its market segment and provides a broad range of services, including the establishment and management of companies, administration, reporting, trust activities, cash management and treasury services. Intertrust's activities have been merged with MeesPierson's trust activities and together form MeesPierson Intertrust.

Bernheim-Comofi

In May 2002 Fortis acquired Bernheim-Comofi for EUR 525 million. The takeover price was paid in cash. Bernheim-Comofi is active in real estate management and development. The purpose of the takeover was further diversification of Fortis's real estate investments in terms of type of investment and geographical spread. Goodwill amounted to EUR 228 million.

TOP Lease

In April 2002 TOP Lease was sold. The main reason for the sale was that the operational car lease activities are not part of Fortis's core business. As a result, opportunities for expanding TOP Lease's car lease portfolio are limited. The takeover price was paid entirely in cash.

In addition to the above, in 2004, 2003 and 2002 a number of small companies were acquired and the interests in other companies were increased.

The most important acquisitions and divestments are listed below, including information about when their results were included in Fortis's Annual Accounts.

	2004	*2003*	*2002*
Acquisition Muang Thai	as of 1 June		
Sale Assurant, Inc.	until 5 February		
Sale Seguros Bilbao	until 1 January		
Sale GWK Bank	until 1 october		
Sale Theodoor Gilissen		until 1 November	
Acquisition Intertrust Group			as of 1 July
Acquisition Bernheim Comofi			as of 1 May
Sale TOP Lease			until 1 April

The results of operations of other acquired companies are included in the operating result of Fortis with effect from the respective acquisition dates.

The total amount of goodwill charged to equity related to acquisitions in 2004 was EUR 71.8 million (2003: EUR 84.0 million; 2002: EUR 417.8 million). Due to the sale of Assurant, Inc. in 2004 an amount of EUR 206.0 million related to goodwill on acquisitions of Assurant, Inc. in prior years had to be reversed. The net amount in equity in 2004 related to goodwill was EUR 134.8 million.

6 Fair value of financial instruments

The fair value of a financial instrument is the current amount that would be exchanged on the balance sheet date between willing parties (other than in a forced sale or liquidation) and is best evidenced by a quoted market price, if it exists. Quoted market prices are not available for a significant portion of the Fortis group's financial instruments. As a result, fair values presented are estimates derived using present value or other valuation techniques. In addition, the calculation of estimated fair value is based on market conditions at a specified point in time and may not be reflective of future fair values.

Fair values among financial institutions are not comparable due to the wide range of permitted valuation techniques and numerous estimates that must be made. This lack of objective valuation standards introduces a degree of subjectivity to these derived or estimated fair values. Readers are therefore cautioned in using this information for purposes of evaluation the financial condition of Fortis with other financial institutions.

Financial instruments valued at carrying value

The carrying value of certain financial instruments, such as cash, amounts due from banks, trading securities, and accrued interest payable and receivable, approximate their fair values because they are either carried at this value, or are short-term in nature or are receivable or payable on demand.

Investment securities

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based either on discounted cash flow calculations or on quoted market prices of comparable instruments.

Loans receivable

The fair value of the performing loan portfolio is estimated using discounted analysis of anticipated cash flows, using interest rates being offered on the balance sheet date for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated based on cash flow analyses at higher discount rates appropriate to the higher risk involved or underlying collateral values.

Amounts owed to credit institutions and customers

The fair values for demand deposits, savings accounts and other deposits without fixed maturity are, by definition, equal to the amount payable on demand at the balance sheet date. The carrying amounts of variable-rate, fixed-term deposits approximate their fair values at the reporting date. Fair values for fixed-rate deposits are estimated using a discounted cash flow calculation that applies market interest rates to similar deposits and timing of maturities.

Long-term debt

The fair value of variable-rate, long-term debt (debentures and subordinated notes and other long-term borrowings) approximates its carrying value. The fair values of Fortis's fixed-rate, long-term debts are estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of debts.

Derivatives

The fair value of derivatives traded on the stock exchange is based on the quoted market price or on trader quotations. The fair value of non-exchange traded or over-the-counter derivative instruments is calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument; accrued interest is not taken into account. The discount rates are based on market rates and indices for similar derivative instruments prevalent in the market.

The following table shows the carrying value and the estimated fair value at 31 December of financial instruments which are presented in the balance sheet and whose fair values differ from their carrying values for either period presented.

	2004		2003		2002	
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Financial assets						
Securities and Treasury bills	194,254.7	200,369.7	174,228.4	177,825.8	146,116.2	150,692.9
Loans and advances to credit institutions and customers	282,026.5	287,860.8	261,485.0	261,983.1	256,003.1	259,547.9
Participating interest [1]	855.7	855.7	540.7	540.6	566.4	566.5
Derivatives (net) [2]	(295.5)	(695.2)	(89.4)	(749.9)	(915.1)	(1,372.5)
Financial liabilities						
Amounts owed to credit institutions and customers	332,808.6	333,475.6	296,791.8	303,184.0	274,183.7	269,908.2
Debt certificates	51,943.5	52,127.5	52,278.9	53,403.5	49,963.7	50,837.9
Subordinated liabilities and convertible notes	12,270.6	13,298.0	11,173.1	12,468.4	12,229.7	13,660.9

1) *Excludes participating interests accounted for under the equity method.*
2) *Including the derivatives portfolio, held for risk management purposes, not on the balance sheet.*

7 Minority interests in group equity

In addition to shareholdings of third parties in the operating companies of Fortis, minority interests also include a number of so-called hybrid financing instruments.

In March 2000 Fortis issued Trust Capital Securities, through a wholly-owned limited partnership in the United States specially established for that purpose, to strengthen the capital basis. The issue, in which Fortis raised USD 550 million, was composed of two tranches:

- a tranche of USD 150 million, with a non-cumulative coupon, payable semi-annually in arrears at a fixed rate of 7.48% to 1 March 2005 (and thereafter at a variable rate equal to 6-month LIBOR plus 1.10% reset semi-annually);
- a tranche of USD 400 million, with a non-cumulative coupon, payable semi-annually in arrears at a fixed rate of 7.68% to 1 March 2010 (and thereafter at a variable rate equal to 6-month LIBOR plus 1.25% reset semi-annually).

In preparation of the Initial Public Offering of Fortis, Inc., in December 2003 Fortis submitted a provisional bid for the outstanding Trust Capital Securities. In February 2004 the bid was finalised and the Trust Capital Securities were purchased and cancelled.

To strengthen the capital basis of its insurance business, in April 1999 Fortis issued non-cumulative guaranteed Trust Capital Securities in the amount of EUR 650 million through a subsidiary in the United States established for this purpose. That subsidiary may hold only debt or other securities owed by Fortis entities. The Trust Capital Securities are guaranteed by parent companies and have a perpetual maturity, but after ten years Fortis has the opportunity to redeem this instrument for cash on the distribution date.

The issue was composed of three tranches:

- a tranche of EUR 400 million with a variable coupon of 3-month Euribor plus 1.30% for the first ten years and a coupon of 3-month Euribor plus 2.30% in subsequent years;
- a tranche of EUR 50 million with a fixed coupon of 6.25% per year for the entire duration of the instrument;
- a tranche of EUR 200 million, with a fixed coupon of 5.50% for the first ten years, and a coupon of 3-month Euribor plus 2.30% in subsequent years.

In June 1999 Fortis issued non-cumulative, non-voting perpetual shares. The regulator considers these preference shares as part of the Tier 1 capital of the bank. The issue was composed of two tranches:

- a tranche of EUR 450 million with a fixed coupon of 6.25% for the first ten years, and a variable coupon of 3-month Euribor plus 2.60% in subsequent years. After 10 years and once a year in subsequent years Fortis has the opportunity to redeem the instrument for cash on a distribution date;
- a tranche of EUR 200 million with a fixed coupon of 7.00% for the entire duration. After 5 years and once a year in subsequent years Fortis has the opportunity to redeem this instrument for cash on a distribution date. Fortis redeemed this tranche in early 2004.

The preference shares have the benefit of a Support Agreement. Fortis N.V., Fortis Bank, Fortis Bank Nederland (Holding) and Fortis SA/NV (the 'Supporting Companies') jointly and severally agree to contribute to Fortis Capital Limited any additional funds necessary to allow it to pay dividends on the preference shares in the event that any of the Supporting Companies pays a dividend on its ordinary or preference shares in the same financial year. Under this arrangement, even the payment of a symbolic dividend by any of the Supporting Companies on its own capital stock would automatically trigger a full or proportional dividend entitlement for the investors in the hybrid securities, with full recourse against the Supporting Companies. In addition (if the Supporting Companies were to have sufficient aggregate distributable reserves to pay a dividend on their own capital stock) payment would result in an obligation to make payments under the Support Agreement for which distributable reserves of the Supporting Companies would not be adequate.

As a condition for its acceptance of the hybrid securities as constituting Tier 1 capital of Fortis Bank, the supervisory authorities have therefore requested that appropriate measures be put in place to ensure that any payments to be made by Fortis SA/NV or Fortis Bank under the Support Agreement as triggered by a dividend payment on their own shares be capped to the level of the aggregate distributable reserves of the Supporting Companies. To meet this condition, the Board of Directors has decided that Fortis SA/NV will not declare a dividend on its ordinary shares or on its preference shares or other capital instruments (if applicable) unless the aggregate of the distributable reserves of the Supporting Companies is sufficient to cover all dividend payments relating to their respective ordinary shares, preference shares or other capital instruments, as well as any amounts payable in the same financial year pursuant to their obligations under the Support Agreement.

8 Net equity

The following table sets forth the composition of net equity at 31 December 2004:

Share capital:	
- Ordinary Fortis shares; 1,340,786,545 shares issued; per Fortis Share consisting of 1 share Fortis SA/NV EUR 4.28 unit-of-account value and 1 share Fortis N.V. EUR 0.42 par value.	6,306.8
- Cumulative preference shares A Fortis N.V. EUR 0.42 par value; 1,750,000,000 shares authorised; no shares issued or outstanding.	
- Cumulative preference shares B Fortis N.V. EUR 0.42 par value; 250,000,000 shares authorised; no shares issued or outstanding.	
- Share premium reserve	11,977.4
- Revaluation reserve	
- Goodwill	(16,973.8)
- Other reserves	9,695.7
- Net profit current financial year	3,358.5
	14,364.6

A detailed description of the various option plans is included in notes 13 and 19.

Cumulative Preference Shares A Fortis N.V.

None of Fortis's 1,750 million, EUR 0.42 par value, authorised Cumulative Preference Shares A are issued or outstanding. However, Fortis N.V. has granted an option to the Stichting Continuïteit Fortis (the 'Foundation') to acquire a maximum number of Cumulative Preference Shares A of Fortis N.V. (which have the same voting rights as Ordinary Shares). Once the option has been exercised, the number of Cumulative Preference Shares A issued shall not exceed the number of Ordinary Shares and Cumulative Preference Shares B issued. Fortis N.V. is entitled to require the Foundation to accept the issue of Cumulative Preference Shares A.

The objective of the Foundation is to protect the continuity and to retain the identity of Fortis and Fortis N.V. such that the interests of the company and of Fortis and its affiliated companies and all parties involved are safeguarded and that factors that are in conflict with the independence and identity of Fortis and Fortis N.V. which could affect those interests are excluded to the greatest extent. The Foundation will only exercise its options in accordance with this purpose. The exercise price of the options is EUR 0.42 per Cumulative Preference Share A. Upon exercise, however, only 25% of the par value is required to be paid. The Foundation will be required to pay the additional 75% of the par value per Cumulative Preference Share A only upon the request of Fortis N.V. on the basis of a resolution of the Board of Directors.

Under Dutch law, the Foundation is an independent legal entity and is not owned or controlled by any person or entity. The Board of the Foundation consists of six members: four members are independent with respect to Fortis while two members may be related to Fortis. Additionally, the four independent members have two votes per member while the other two related members have one vote per member. This composition of the Board has been approved by Euronext Amsterdam.

If any Cumulative Preference Shares A are issued or redeemed, a General Meeting of Shareholders shall be convened which shall be held no later than two years after the date on which the Cumulative Preference Shares A were first issued. A resolution concerning issuance or withdrawal of the Cumulative Preference Shares A shall be put on the agenda of such meeting.

If the resolution to be taken on this agenda item is not a resolution to purchase or withdraw the Cumulative Preference Shares A, a General Meeting of Shareholders will be convened and held, in each case within two years of the previous meeting, for which meeting a resolution concerning purchase or withdrawal of the Cumulative Preference Shares A will be put on the agenda, until there are no Cumulative Preference Shares A outstanding.

From Fortis N.V.'s profits, a dividend will, if possible, first be paid to holders of Cumulative Preference Shares A before one is paid to holders of Cumulative Preference Shares B and Ordinary Shares. The dividend to be paid will be equal to the average Euribor for a term of one year, as published by De Nederlandsche Bank N.V. during the financial year over which the dividend is to be paid, increased by 1.5%. The dividend will be calculated as a percentage of the amount paid in to Fortis N.V. on such shares and pro rata for the period outstanding.

Cumulative Preference Shares A have a liquidation value equal to the amount paid in to Fortis N.V. related to such shares plus any accumulated but unpaid dividends. Cumulative Preference Shares A have priority in liquidation over Cumulative Preference Shares B and Ordinary Shares.

Cumulative Preference Shares B Fortis N.V.

None of the 250 million, EUR 0.42 par value, authorised Cumulative Preference Shares B are issued and outstanding. Upon issue, Cumulative Preference Shares B must be fully paid-up. Cumulative Preference Shares B may be issued by Fortis N.V. for financing purposes. The shares have voting rights equivalent to those of Ordinary Shares and Cumulative Preference Shares A with one vote per share outstanding.

Cumulative Preference Shares B rank senior to Ordinary Shares and subordinate to the Priority Shares and Cumulative Preference Shares A with respect to the payment of dividends and distribution of assets upon liquidation.

A dividend will be distributed on Cumulative Preference Shares B equal to a percentage calculated over an amount equal to four times the par value and pro rata to the period the shares are outstanding. This percentage shall be linked to the average effective yield on the five longest running state loans calculated in accordance with the method as set forth in the Articles of Association and adjusted every ten years.

Cumulative Preference Shares B have a liquidation value equal to four times the par value of the share plus any accumulated but unpaid dividends. The redemption and conversion features of Cumulative Preference Shares B are not described in the Articles of Association, but are determined at the time of issuance of such shares.

Cumulative Preference Shares B may not be transferred without the approval of Fortis N.V.'s Board of Directors as set forth in the Articles of Association.

Accumulated other comprehensive income

The following table reflects the changes in Accumulated other comprehensive income.

	Translation differences	Revaluation of investments	Goodwill	Other movements	Accumulated other comprehensive income
Balance at 31 December 2002	**9.2**	**(2,125.4)**	**(17,024.6)**	**(154.0)**	**(19,294.8)**
Change during the year	(211.5)	199.0	(84.0)	24.5	(72.0)
Balance at 31 December 2003	**(202.3)**	**(1,926.4)**	**(17,108.6)**	**(129.5)**	**(19,366.8)**
Change during the year	(16.2)	249.8	134.8	(108.8)	259.6
Balance at 31 December 2004	**(218.5)**	**(1,676.6)**	**(16,973.8)**	**(238.3)**	**(19,107.2)**

The following table sets out the movements in net equity of Fortis during 2004 and 2003.

	Capital	Share premium reserve	Revaluation reserve	Goodwill	Other reserves	Total net equity
Balance at 31 December 2002	**6,279.9**	**11,916.3**	**0.0**	**(17,024.6)**	**9,699.3**	**10,870.9**
Issue of shares	13.3	20.7				34.0
Net profit for the year					2,197.4	2,197.4
Dividends					(1,136.1)	(1,136.1)
Revaluation of investments, net			199.0			199.0
Goodwill				(84.0)		(84.0)
Translation differences					(211.5)	(211.5)
Other changes in equity			24.5			24.5
Reclass other reserves			(223.5)		223.5	
Balance at 31 December 2003	**6,293.2**	**11,937.0**	**0.0**	**(17,108.6)**	**10,772.6**	**11,894.2**
Issue of shares	13.6	40.4			(8.6)	45.4
Net profit for the year					3,358.5	3,358.5
Dividends					(1,193.1)	(1,193.1)
Revaluation of investments, net			249.8			249.8
Goodwill				134.8		134.8
Translation differences					(16.2)	(16.2)
Other changes in equity			(108.8)			(108.8)
Reclass other reserves			(141.0)		141.0	
Balance at 31 December 2004	**6,306.8**	**11,977.4**	**0.0**	**(16,973.8)**	**13,054.2**	**14,364.6**

The above dividends were paid in cash.

Movements in the number of outstanding shares are reflected below.

Number of shares at 31 December 2002	**1,335,062,099**
Issue related to option plans / share plans	2,820,535
Number of shares at 31 December 2003	**1,337,882,634**
Issue related to share plans	2,903,911
Number of shares at 31 December 2004	**1,340,786,545**

Net equity includes 39,682,540 Fortis shares in connection with the FRESH securities which were not included in the calculation of the dividend and earnings per share.

In 2004, 2003 and 2002, Fortis offered its personnel the opportunity to purchase Fortis shares. Fortis SA/NV and Fortis N.V. issued 2,903,911 new shares (2003: 2,820,535; 2002: 1,752,500), raising a total of EUR 45.4 million (2003: EUR 34.0 million; 2002: EUR 35.7 million).

An overview of the potential number of outstanding shares:

Number of shares at 31 December 2004	**1,340,786,545**
Shares potentially to be issued:	
- in connection with option plans, including warrants (see note 13 Employee stock and option plans)	30,097,774
- in connection with convertible notes (see notes A9 and A10)	3,554,615
Total potential number of shares at 31 December 2004	**1,374,438,934**

An overview of transactions in Fortis shares by Fortis's operating companies:

	number	*Fortis value*
Balance at 31 December 2003	**25,489,303**	
Purchases	50,912,248	
Sales	(57,054,920)	
Balance at 31 December 2004	**19,346,631**	
In trading securities	6,003,943	122.1
In investments	5,240,650	106.7
In investments but for the account of third parties	1,536,728 [1)]	46.0
In investments on behalf of policyholders	4,056,906	82.7
In other assets	2,508,404	38.6
	19,346,631	**396.1**

1) *These investments are part of specific investment pools for life and pension insurances with a minimum guaranteed return and are valued at the purchase price.*

9 Off-balance sheet items

In its ordinary course of business, Fortis enters into various types of transactions that involve credit-related financial instruments and derivative financial instruments that are not required to be recorded in the balance sheet. Credit-related financial instruments are typically customer driven, while derivative financial instruments are entered into both with customers and for Fortis's own account in managing interest rate and foreign exchange risks.

Credit-related financial instruments

Credit-related instruments include acceptances, commitments to extend credit, letters of credit and financial guarantees. Fortis's exposure to credit loss in the event of non-performance by the other party to the financial instrument in respect of commitments to extend credit, letters of credit, and financial guarantees written is represented by the contractual notional amounts of those instruments. Fees received from these credit-related instruments are recorded in the profit and loss account when received.

Acceptances are used by customers to effect payments for merchandise sold in import-export transactions.

Credit commitments are agreements to lend to a customer as long as there is no violation of any condition laid down in the contract. Commitments generally have fixed expiration dates or other termination clauses. The geographic and counterparty distribution of commitments to extend credit approximates the distribution of loans outstanding. Fortis's experience has been that the majority of loan commitments are drawn upon by customers. These commitments are generally unsecured, but, if necessary, collateral may be required.

Documentary credits either ensure payment by Fortis to a third party for a customer's foreign or domestic trade or are conditional commitments issued by Fortis to guarantee the performance of a customer to a third party. Fortis evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on credit evaluation of the counterparty. Collateral could consist of the goods financed as well as of cash deposits. Most documentary credits are taken out, though in many cases this is followed by immediate payment.

Suretyships and guarantees are used to guarantee performance of a customer. The credit risk involved in issuing these guarantees is essentially the same as that involved in extending loan facilities to customers. These suretyships and guarantees may be unsecured.

The following is a summary of the notional amounts (principal sums) of Fortis's credit-related financial instruments with off-balance-sheet risk at 31 December.

	2004	2003	2002
Acceptances outstanding	765.2	500.3	195.4
Firm credit commitments	92,658.3	88,709.4	72,306.5
Documentary credits	4,172.0	3,627.2	3,772.9
Sureties, guarantees and assets pledged	11,532.6	10,736.1	9,732.2

Derivatives

Derivatives include swaps, futures, forwards and option contracts, all of which derive their value from underlying interest rates, foreign exchange rates, commodity values or equity instruments.

A derivative contract may be traded either on an exchange or over-the-counter ('OTC'). Exchange–traded derivatives, which include futures and option contracts, are standardised and generally do not involve significant counterparty risk due to the margin requirements of the individual exchanges.

OTC derivative contracts are individually negotiated between contracting parties. The notional amounts are not recorded in the balance sheet as assets or liabilities and do not represent the potential for gain or loss association with such transactions. Fortis's exposure to the credit risk associated with counterparty non-performance is limited to the net positive replacement cost of OTC contracts.

Stock options are the (marketable) right to buy or sell a standard number of shares at a previously fixed price during a previously fixed period.

Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating interest rate payments. Fortis uses interest rate swaps to change the interest rate characteristics of certain assets and liabilities. For example, based on long-term debt, an interest rate swap can be entered into to convert a fixed interest rate into a floating interest rate, in order to reduce the interest rate mismatch. Fortis also uses interest rate swaps to hedge the risk of price fluctuations of the trading securities.

Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in different currencies. Exposure to loss on both types of swap contracts will increase or decrease over their respective lives depending on maturity dates, interest and foreign exchange rates, and the timing of payments.

Interest rate futures are exchange–traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price.

Interest rate forward agreements are OTC where two parties agree on an interest rate and period that will become a reference point in determining a net payment to be made by one party to the other, depending on what market rate in fact prevails at a future point in time.

Interest rate options are interest rate protection instruments that involve the obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current exchange and an agreed–upon rate applied to a notional amount. Exposure to losses on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate.

Foreign exchange contracts, which include spot, forward and futures contracts, represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date. They are used to hedge net capital and foreign exchange exposure.

Foreign exchange option contracts are similar to interest rate option contracts, with the exception that they are based on currencies rather than interest rates. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

For exchange–traded foreign exchange contracts, Fortis's exposure to off–balance sheet credit risk is limited, as these transactions are executed on organised exchanges that assume the obligation of counterparties and generally require security deposits and daily settlement of margins.

Lease agreements

Fortis has entered into operational lease agreements to provide for office space, office equipment and vehicles. Rental expenses out of these leases in 2004 were EUR 52.5 million (2003: EUR 92.5 million; 2002: EUR 78.1 million). The total amount payable on account of non-cancellable lease agreements as of 31 December 2004 was EUR 131.7 million (2003: EUR 290.9 million; 2002: EUR 334.2 million).

The following table reflects future commitments for non-cancellable operating leases as of 31 December.

	2004
Through 2005	38.1
Through 2006	30.7
Through 2007	22.1
Through 2008	10.1
Through 2009	7.2
Thereafter	23.5
Total	**131.7**

Other commitments

At 31 December 2004 Fortis had assets pledged amounting to EUR 81,706.8 million (2003: EUR 76,774.8 million; 2002: EUR 73,450.7 million).

Fortis has various outstanding and contingent commitments that are not reflected in the accompanying consolidated balance sheet. The following table provides information about the most significant of these commitments as per 31 December.

	2004	*2003*	*2002*
Obligations to purchase securities	1,174.4	711.2	1,215.6
Obligations to pay up share capital of participating interest	202.8	126.9	70.1
Securities entrusted to Fortis [1]	286,080.8	283,676.2	299,232.6
Other	132.2	103.4	452.6

1) Represents primarily the value of investment securities held in safekeeping (excluding funds under management).

In many cases, parties to insurance contracts have special rights in respect of the investments made by the companies concerned. These rights derive from legal or contractual provisions or provisions of the Articles of Association.

Contingent commitments

Fortis is a defendant in certain claims and legal actions arising in the ordinary course of business. Based on its consult with legal counsel, management is of the opinion that the outcome of these actions is not expected to have a material adverse effect on the consolidated financial condition of Fortis.

10 Risk management

Fortis risk management distinguishes among others the risk categories market risk and credit risk. The market risk is the risk of loss due to high volatility in financial markets of share prices, interest rates, currency rates and real estate prices. In the insurance business, market risk relates specifically to the impact of financial changes on structural positions (ALM risk). The main market risks in the banking business can be broken down into risks affecting structural positions (ALM risks), risks arising from trading activities (trading risk) and liquidity risk.

In the insurance business, credit risk consists mainly of counterparty risk inherent in investment portfolios and mortgages. For the bank, credit risk consists primarily of the risk of default on the part of borrowers or counterparties. This risk is largely derived from three possible sources, namely counterparty risk, transfer risk and settlement risk.

Market risk: Insurance

The tools Fortis uses to monitor market risk include simulation models, scenario analyses and stress testing. These are used to calculate on a regular basis the potential impact of interest rate, share price and real estate price movements on solvency, earnings and embedded value.

Fortis has investigated the sensitivity of its pre-tax insurance results to a 100 basis point upward or downward parallel shift in the yield curve. It was found that the impact on 2004 results was neglectible.

Market risk: Banking

Through its investment portfolio, Fortis Bank is exposed to interest rate risk and the risk of share price falls. Fortis monitors and manages using risk indicators. Examples of the former type of indicator are basis point sensitivity, the Value-at-Risk (VaR) and the duration of net equity. The basis point sensitivity indicator is used to calculate to what extent the fair value of all assets and liabilities changes if each point on the interest rate swap curve is individually raised or lowered by one basis point.

The VaR model for the bank's structural position is used to calculate potential movements in the fair value of assets and liabilities due to interest rate changes, on the basis of historical interest rate volatility, a holding period of two months and a reliability interval of 99%.

The duration of net equity is a general measure of interest rate risk. The duration and fair value of all products is calculated on the basis of cash flow (redemptions and interest). The duration of net equity is such that the duration of the sum of the assets is equal to the duration of the sum of the liabilities, including net equity.

The risk indicator based on earnings calculation (Earnings-at-Risk) simulates the effect of an interest rate movement on future earnings. Using a central interest rate scenario and four other standard interest rate scenarios (parallel shift +100 bp, parallel shift –100 bp, a steeper yield curve: short –100 bp/long +100 bp or a flatter yield curve: short +100 bp/long –100 bp), net interest income (including volume effects) under each of the scenarios is calculated for the next three years. The sensitivity of earnings to interest rate movements can be measured by the difference between the best and worst net interest income figures calculated in this manner compared to the net interest income according to the base scenario.

The bank monitors risks arising from trading activities by means of qualitative controls and intensive use of quantitative models based on sensitivity and probability analyses. VaR reports are compiled daily based on an adaptation of two methods: the variance/covariance model and the historical simulation model.

The VaR reports are based on a holding period of one day and a probability of 99%. The table below reflects the development of a few VaR figures including the treasury activities of Fortis. Also included in the survey is the efficiency ratio (the ratio of the ex-post volatility to the ex-ante VaR).

	2004	*2003*	*2002*
VaR as per 31 December	12.7	36.7	31.5
Highest VaR	55.2	63.1	38.5
Lowest VaR	9.2	16.9	7.9
Average VaR	21.7	32.8	21.8
Efficiency ratio (in %)	88	88	94


Value at Risk
70
60
50
40
30
20
10
0
31-12-2001
31-03-2002
30-06-2002
30-09-2002
31-12-2002
31-03-2003
30-06-2003
30-09-2003
31-12-2003
31-03-2004
30-06-2004
30-09-2004
31-12-2004

Market risk: Banking - Liquidity

Given the importance of the capital markets as a potential source of financing, the liquidity risk is closely related to the company's solvency and to the confidence that creditors place in the ability of Fortis to meet its financial commitments. Fortis manages the bank's liquidity risk such that it can meet customers' demands, repayment commitments and capital requirements even at unfavourable market conditions.

Credit risk: Insurance

Fortis keeps the credit risk of its insurance business to a minimum by subjecting its public and private sector investments to strict creditworthiness criteria. Limits are set for the amount that may be invested in any single company, and investments are spread across geographical areas and sectors. A substantial portion of Fortis's insurance portfolio in the Benelux countries is invested in fixed-income securities which are guaranteed directly or indirectly by a sovereign state.

The table below gives an idea of the diversification within the credit risks of the insurance business.

	31-12-2004	*31-12-2003*	*31-12-2002*
Relating to the private sector:			
Mortgage loans, individuals	4,452.7	5,399.0	10,728.3
Investment securities corporate debentures	6,351.7	8,355.2	8,299.1
Mortgage-backed and asset-backed securities	816.9	2,867.1	1,987.9
Other debt securities and fixed-income securities	3,990.3	3,032.0	469.1
Other private loans	3,699.4	5,078.3	5,609.9
Policyholder loans	121.5	180.3	191.9
Other	287.0	191.8	1,581.4
Intercompanies	(392.9)	(1,396.0)	(1,436.9)
Total relating to the private sector	19,326.6	23,707.7	27,430.7
Relating to the public sector:			
Investment securities Government	23,083.2	22,112.5	18,408.7
Relating to banks:			
Loans and advances to credit institutions	3,479.7	3,518.1	2,297.6
Investment securities Banking	9,187.0	6,573.3	6,324.6
Intercompanies	(2,546.5)	(2,053.1)	(721.4)
Total relating to banks	10,120.2	8,038.3	7,900.8
Total credit risk [1]	**52,530.0**	**53,858.5**	**53,740.2**

1) Consists of fixed-income securities (investments) and loans to credit institutions and customers.

Credit Risk: Banking

The Bank's main credit risks are counterparty default risk and country risk. The management of these risks is based on strict control procedures applied to the - fully independent - credit approval process. The credit policy is aimed primarily at spreading risks across various sectors, countries and markets.

A concentration of credit risk arises when the credit exposure of a group of counterparties is similarly impacted by economic trends, changes within a sector or geographical developments. Although the financial instruments in Fortis's portfolio are spread widely across various sectors, products and geographical areas, there is a potential concentration risk due to significant transactions which the bank concludes with other financial institutions, particularly in the field of loans (including repurchasing/reselling of securities), securities trade and derivative transactions.

The tables below give an idea of the diversification of credit risks within Fortis Bank's credit portfolios.

	31-12-2004	*31-12-2003*	*31-12-2002* [1]
Relating to the private sector:			
Loans and advances to customers			
Mortgage loans, individuals	59,456.0	55,986.1	44,976.1
Consumer loans	8,506.5	8,732.0	9,054.7
Commercial loans	135,237.8	108,025.3	102,577.2
Investment securities			
Companies and other	19,500.4	16,203.2	15,330.2
of which corporate debentures	*4,723.4*	*5,758.7*	*8,004.2*
Intercompanies	(4,910.0)	(1,625.5)	(1,532.0)
Total relating to the private sector	217,790.7	187,321.1	170,406.2
Relating to the public sector			
Loans and advances to customers			
Government	5,562.0	4,533.5	4,775.3
Investment securities			
Government	71,806.9	73,889.3	62,951.4
Total relating to the private sector	77,368.9	78,422.8	67,726.7
Relating to banks			
Loans and advances to credit institutions	71,757.4	78,029.0	82,430.9
Investment securities			
Banking	13,799.0	10,454.0	7,697.0
Total relating to banks	85,556.4	88,483.0	90,127.9
Total balance sheet risks [2]	380,716.0	354,226.9	328,260.8
Derivatives [3]	4,445.9	6,309.5	5,663.0
Credit related instruments [4]	109,128.1	103,573.0	86,007.0
Total off balance sheet risk	113,574.0	109,882.5	91,670.0
Total credit risk	**494,290.0**	**464,109.4**	**419,930.8**

1) Figures have been adjusted for comparison purposes.
2) Consists of fixed-income securities (investments) and loans to credit institutions and customers.
3) Based on credit equivalents (see also page 56).
4) Consists of outstanding acceptances, fixed lending obligations, documentary credits, deposits and guarantees.

Loans to customers by sector

	31-12-2004	*31-12-2003*	*31-12-2002* [1]
Agriculture, forestry and fishing	1,073.9	1,229.9	1,389.9
Energy and water	3,885.4	4,607.2	6,025.9
Metallurgic & non-metallic minerals	1,175.7	1,757.7	1,929.3
Chemicals and plastics	1,650.1	1,762.4	2,406.5
Metal works	2,167.7	2,768.0	2,769.8
Other manufacturing	3,698.6	4,997.3	5,406.8
Construction and engineering	2,704.7	2,708.9	2,518.9
Distribution, hotels and catering	9,428.1	11,823.0	11,181.0
Transport	2,967.2	2,515.3	2,979.8
Communication	584.4	1,116.9	2,204.4
Real estate	13,271.4	9,168.0	7,431.2
Financial institution & services to firms	65,122.5	39,687.9	33,488.0
Shipping	1,932.4	2,243.8	3,148.7
Other services	7,242.4	6,732.2	6,375.3
Public administrations	8,162.0	4,533.5	4,775.3
Private persons	67,952.9	58,170.4	52,672.0
Monetary intermediations	1,416.6	7,436.9	1,943.8
Trade and commodity finance	579.4	1,603.3	1,906.0
Unclassified	13,737.3	12,414.3	10,830.7
Total	**208,752.7**	**177,276.9**	**161,383.3**

1) Figures have been adjusted for comparison purposes.

Credit risk derivatives

The table below reflects the weighted credit exposure of the derivatives positions as at 31 December. The credit risk is based on the notional amounts, multiplied by the credit risk factor based on the risk inherent to the instrument and the term to maturity.

	2004	*2003*	*2002*
Interest contracts	1,935.6	3,210.7	2,803.5
Currency contracts	2,299.5	2,691.2	1,567.7
Other contracts	210.8	407.6	1,291.8
Total	**4,445.9**	**6,309.5**	**5,663.0**

Special attention is given to the credit risk arising from derivative-related activities, capital market transactions and transactions with financial institutions. Where possible, Fortis limits these risks by entering into netting agreements and by requiring collateral to cover counterparties' liabilities.

Credit risk: Banking - Country risk

Fortis Bank's country risk policy is aimed at adequately managing the country risk. Country risk refers to the risk of a foreign government defaulting on its obligations or preventing other debtors in their respective countries from transferring funds to foreign creditors, or of specific circumstances in a country (e.g. war, political or social unrest) causing a large number of debtors there to default. The country risk relates to loans to counterparties established in foreign countries, with the exception of European Union countries, Australia, Canada, Japan, New Zealand, Norway, Singapore, the United States and Switzerland.

The supervisory authority has issued guidelines for the calculation of country risk. The risk is calculated by deducting from the amount of the loans certain items defined by the supervisory authority. The fixed deductibles include mainly elements which by their nature are not prone to country risk, the loan loss provision and collateral received. The supervisory authority has set minimum requirements for country risk provisions. Fortis will make additional provisions if it considers this necessary.

The table below shows the country risk by region for Fortis's banking operations at 31 December, in accordance with supervisory regulations.

				2004
	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
Latin America	1,109.8	1,028.1	25.2	56.5
Asia	1,642.7	1,616.0	13.4	13.3
Central and Eastern Europe	1,563.1	1,395.2	26.5	141.4
Middle East and Africa	3,374.7	3,219.4	76.3	79.0
Total	**7,690.3**	**7,258.7**	**141.4**	**290.2**

				2003
	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
Latin America	1,438.0	1,326.4	34.7	76.9
Asia	1,131.4	1,094.8	24.1	12.5
Central and Eastern Europe	1,077.4	975.8	30.0	71.6
Middle East and Africa	2,622.7	2,461.4	100.8	60.5
Total	**6,269.5**	**5,858.4**	**189.6**	**221.5**

				2002
	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
Latin America	1,341.7	1,222.1	46.2	73.4
Asia	819.9	780.6	24.0	15.3
Central and Eastern Europe	1,027.0	931.3	34.8	60.9
Middle East and Africa	2,992.9	2,822.8	110.0	60.1
Total	**6,181.5**	**5,756.8**	**215.0**	**209.7**

The table below shows the country risk broken down by degree of exposure:

2004

	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
No risk	0.0	0.0	0.0	0.0
Low risk	2,746.3	2,564.3	14.6	167.4
Average risk	1,156.7	1,059.1	20.1	77.5
High risk	3,787.3	3,635.3	106.7	45.3
Total	**7,690.3**	**7,258.7**	**141.4**	**290.2**

2003

	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
No risk	0.0	0.0	0.0	0.0
Low risk	2,001.2	1,869.5	16.5	115.2
Average risk	869.8	797.0	24.3	48.5
High risk	3,398.5	3,191.9	148.8	57.8
Total	**6,269.5**	**5,858.4**	**189.6**	**221.5**

2002

	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
No risk	0.0	0.0	0.0	0.0
Low risk	1,591.5	1,532.6	5.6	53.3
Average risk	1,050.4	910.2	44.4	95.8
High risk	3,539.6	3,314.0	165.0	60.6
Total	**6,181.5**	**5,756.8**	**215.0**	**209.7**

11 Investments and assets under management

Investments

The summary below reflects the carrying value, the fair value for investments and investment income as a percentage of quarterly average book value as per 31 December. The difference between the book value and the fair value of these debt securities is largely due to the difference between the rate of interest at the time of their purchase and the rate of interest at this balance sheet date. Such differences of interest rate also affect the technical insurance commitments to which these investments may be related. Because of outstanding commitments related to profit sharing arrangements, unrealised capital gains and losses of the insurance business will not fully be accrued to the shareholders.

			Book value			*Fair value*
	2004	*2003*	*2002*	***2004***	*2003*	*2002*
Land and buildings	6,597.7	6,629.1	6,557.5	6,597.7	6,629.1	6,557.5
Shares	7,901.5	7,256.7	9,905.0	7,901.5	7,256.7	9,905.0
Debt securities	148,452.2	143,486.5	121,467.9	154,650.3	147,084.0	126,044.8
Other investments	715.8	622.5	2,168.3	729.4	634.0	2,262.6
Total	**163,667.2**	**157,994.8**	**140,098.7**	**169,878.9**	**161,603.8**	**144,769.9**

			Investment income as % of bookvalue investments
	2004	*2003*	*2002*
Land and buildings	10.8	13.3	8.0
Shares	10.4	(3.1)	(23.7)
Debt securities	4.1	5.3	5.3
Other investments	6.1	0.4	0.7
Total	**4.7**	**4.8**	**2.8**

Debt securities are valued at amortisation value in the balance sheet. Realised gains on debt securities are taxable. Shares and land and buildings are valued at fair value, and revaluations are recorded in equity, taking into account tax implications. Tax is in principle payable when the deferred capital gain on land and buildings is realised. The unrealised capital gain on land and buildings for banking and insurance was EUR 1,033 million (2003: EUR 1,052 million; 2002: EUR 950 million). The unrealised capital gain on shares was EUR 311 million (2003: a loss of EUR 287 million; 2002: a loss of EUR 1,096 million). In certain cases the capital gain is tax-exempt upon realisation. The share portfolio consists almost entirely of listed shares.

As the debt securities consist largely of loans to government authorities, public bodies and banks, they are readily marketable. Other investments consist primarily of treasury bills and participating interests in investment pools.

Investment income

The table below reflects investment income, including non-operating items.

2004	Land and buildings	Shares	Debt securities	Other investments	Total
Gross investment income	672.2	229.5	5,758.5	36.6	6,696.8
Realised capital gains	89.3	(37.7)	424.3	4.4	480.3
Revaluations	(33.3)	293.4			260.1
Unrealised capital gains / losses included in P&L	(22.4)	309.6			287.2
Total	**705.8**	**794.8**	**6,182.8**	**41.0**	**7,724.4**

2003	Land and buildings	Shares	Debt securities	Other investments	Total
Gross investment income	647.5	274.9	5,752.0	23.1	6,697.5
Realised capital gains	80.2	(1,407.5)	757.0	(14.3)	(584.6)
Revaluations	114.9	21.0			135.9
Unrealised capital gains / losses included in P&L	(22.2)	729.4			707.2
Total	**820.4**	**(382.2)**	**6,509.0**	**8.8**	**6,956.0**

2002	Land and buildings	Shares	Debt securities	Other investments	Total
Gross investment income	558.2	411.4	6,071.0	118.6	7,159.2
Realised capital gains	(4.7)	(793.2)	449.8	(105.2)	(453.3)
Revaluations	59.9	(1,492.2)			(1,432.3)
Unrealised capital gains / losses included in P&L	(118.8)	(1,093.3)			(1,212.1)
Total	**494.6**	**(2,967.3)**	**6,520.8**	**13.4**	**4,061.5**

Assets under management by origin

	31-12-2004	*31-12-2003*	*31-12-2002*
Investments insurance	55,088.7	54,093.1	49,999.1
Investments banking	108,565.5	103,799.7	89,978.6
Total investments for own account [1]	163,667.2	157,994.8	140,098.7
Investments on behalf of policyholders	18,702.6	19,946.2	18,390.6
Funds under management	139,565.7	128,018.5	131,327.6
Total assets under management	**321,935.5**	**305,959.5**	**289,816.9**

1) *This amount includes the intercompany accounts and investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment

	Shares	Land and buildings	Debt securities	Total
				31-12-2004
Private Banking	27,049.6		25,418.1	52,467.7
Asset Management	31,871.4	639.8	54,545.8	87,057.0
Other	2,016.8	465.2	19,783.1	22,265.1
Subtotal	60,937.8	1,105.0	99,746.0	161,789.8
Eliminations	(12,009.6)	(365.9)	(9,848.6)	(22,224.1)
Total funds under management	**48,928.2**	**739.1**	**89,898.4**	**139,565.7**

	Shares	Land and buildings	Debt securities	Total
				31-12-2003
Private Banking	21,861.5		28,285.7	50,147.2
Asset Management	24,872.8	361.3	52,716.9	77,951.0
Other	2,173.6	196.4	16,356.0	18,726.0
Subtotal	48,907.9	557.7	97,358.6	146,824.2
Eliminations	(10,500.0)	(112.0)	(8,193.7)	(18,805.7)
Total funds under management	**38,407.9**	**445.7**	**89,164.9**	**128,018.5**

Roll-forward funds under management

	Private Banking	Asset Management	Other	Eliminations	Total
Closing balance at 31 December 2002	**50,675.0**	**72,766.0**	**24,091.9**	**(16,205.3)**	**131,327.6**
Net new means	303.1	199.2	3,223.8	(2,402.7)	1,323.4
Capital gains / losses	(293.5)	1,107.0	(21.8)	(197.7)	594.0
Transfer between businesses and other	(537.4)	3,878.8	(8,567.9)		(5,226.5) [1]
Closing balance at 31 December 2003	**50,147.2**	**77,951.0**	**18,726.0**	**(18,805.7)**	**128,018.5**
Net new means	(663.5)	5,438.0	1,477.8	(190.1)	6,062.2
Capital gains / losses	1,990.0	3,365.2	92.3	(1,159.7)	4,287.8
Transfer between businesses and other	994.0	302.8	1,969.0	(2,068.6)	1,197.2
Closing balance at 31 December 2004	**52,467.7**	**87,057.0**	**22,265.1**	**(22,224.1)**	**139,565.7**

1) *'Transfer between businesses and other' includes the effect of the sale of Theodoor Gilissen Bankiers N.V.*

12 Employee benefits

Fortis has a number of defined pension benefit plans covering virtually all of its employees. The benefits are based on years of service and on the level of remuneration. Pension commitments are determined based, among other things, on factors such as mortality, personnel changes and wage projections, allowing for the specific economic conditions in each country or company. Discount rates are set on the basis of the yield (on the valuation date) of debt securities issued by blue-chip companies (or by the government in the absence of a representative market). When determining pension costs secondary elements of remuneration are also included, such as the reimbursement of a part of the health insurance premium and personnel conditions on specific products, which continue to exist after retirement.

The following table provides the components of pension costs.

	2004	*2003*	*2002*
Service costs	245.9	261.2	232.4
Interest costs	302.5	301.6	317.6
Expected return on plan assets	(273.3)	(277.6)	(295.1)
Amortisation of deferred items	66.8	62.3	30.8
Net periodic pension costs	**341.9**	**347.5**	**285.7**

The following table provides the parameters applied.

	2004	*2003*	*2002*
Discount rate	3,80 - 7,00	4,60 - 6,20	4,50 - 6,75
Expected return on plan assets	2,20 - 8,70	4,00 - 8,25	4,50 - 8,50
Rate of remuneration increase	1,50 - 5,50	1,50 - 5,50	1,50 - 5,50

The following table reflects the changes in pension obligations and the fair value of plan assets.

	2004	*2003*
Benefit obligations at 1 January	**6,551.9**	**6,189.6**
Purchases and sales group companies	(331.8)	(9.4)
Service costs	245.9	261.1
Interest costs	302.5	301.6
Plan amendments	(0.6)	0.8
Plan participants' contributions	4.0	1.5
Actuarial gains and losses	867.1	223.1
Exchange differences	(43.7)	(72.1)
Benefits paid	(392.8)	(344.3)
Benefit obligations at 31 December	**7,202.5**	**6,551.9**
Fair value of plan assets at 1 January	**5,741.9**	**5,173.4**
Actual return on plan assets	341.9	201.7
Purchases and sales group companies	(211.4)	(25.0)
Employer contribution	554.4	770.9
Plan participants' contributions	4.0	1.5
Exchange adjustments	(4.9)	(36.3)
Benefits paid	(392.8)	(344.3)
Fair value of plan assets at 31 December	**6,033.1**	**5,741.9**

The plan assets are comprised predominantly of fixed-income securities and investment contracts with insurance companies.

	2004	*2003*	*2002*
Funded status	(1,169.4)	(810.0)	(1,016.2)
Unrecognised net actuarial loss	1,778.2	1,123.1	881.9
Unrecognised prior service costs	115.8	145.3	152.8
Unrecognised net transition obligation	46.7	51.3	62.0
Unrecognised other gains / losses	0.0	(14.9)	(2.6)
Prepaid pension costs	**771.3**	**494.8**	**77.9**

The following net amounts have been recorded:

	2004	*2003*	*2002*
- Prepaid pension costs (within other assets)	1,090.8	847.5	487.7
- Accrued pension costs (within other liabilities)	(319.5)	(352.7)	(409.8)
	771.3	**494.8**	**77.9**

The net actuarial loss of EUR 1,778.2 million (2003: a loss of EUR 1,123.1 million; 2002: EUR 881.9 million) not taken into account is amortised over the average expected remaining years of employment of the currently employed personnel. At year-end 2004 the average expected period of remaining years of employment was 11 years.

The pension benefit obligation and fair value of plan assets with respect to overfunded plans at 31 December 2004 were EUR 1,116.6 million and EUR 1,355.1 million respectively (2003: EUR 1,045.0 million and EUR 1,374.7 million; 2002: EUR 1,069.8 million and EUR 1,407.8 million respectively). The pension benefit obligation and fair value of plan assets with respect to underfunded plans at 31 December 2004 were EUR 6,085.9 million and EUR 4,678.0 million respectively (2003: EUR 5,508.5 million and EUR 4,367.2 million; 2002: EUR 5,119.7 million and EUR 3,765.5 million respectively).

Defined contribution plans

Fortis also sponsors a number of defined contribution plans around the world. Employees may also contribute to the plan based on a percentage of their remuneration, but limited by local tax laws. Employer contributions for defined contribution plans amounted to EUR 38.7 million in 2004 (2003: EUR 69.5 million; 2002: EUR 67.8 million).

13 Employee stock and option plans

As in previous years, in 2004 Fortis offered group personnel the opportunity to purchase Fortis shares at a discount which must be held for a period of five years. The conditions vary from country to country.

	2004	*2003*	*2002*
Number of shares subscribed	2,903,911	2,820,535	1,752,500
Share price	15.64	12.23 (94,520 shares)	22.03 (237,462 shares)
		12.04 (2,726,015 shares)	20.14 (1,515,038 shares)
End of holding period	2 November 2009	3 November 2008	8 June 2007

As in the previous two years, in 2004 Fortis offered a selected group of Senior Management in several countries the opportunity to participate in a Fortis stock option plan. Certain features of the options (exercise price and loss of rights) may vary from country to country, based on the specific features of the local tax regimes.

As in 2003, in 2004 Fortis granted restricted shares to the members of the Executive Committee and to the members of the Management Committees of a number of group companies. The features of this grant are described in greater detail in note 19 'Remuneration of Board members and Executive Managers'.

The options granted to members of the Executive Committee are in principal based on existing stocks whereas options granted to Senior Management are based on new stocks. Fortis's policy is to hedge the positions in options related to existing stocks offered to participants. It is not considered necessary to fully hedge the position. On 31 December 2004 Fortis had 1,474,168 shares in portfolio for this purpose and to cover the restricted shares granted.

More details about the grant of options to members of the Board and of the Executive Managers are included in note 19 'Remuneration of Board members and Executive Managers'. The options granted to members of the Board and of the Executive Managers are included in the next table:

Options offered in	***Total***	***2004***	*2003*	*2002*	*2001*
Exercise period	2002-2014	2008-2014	2007-2013	2006-2012	2006-2008
Numbers of options offered	49,173,839	2,947,225	3,062,460	3,668,404	344,750
Average exercise price	28.24	18.04	14.74	26.55	37.57
Exercised/lapsed before 2004	10,973,780			23,300	
Exercised in 2004					
Lapsed in 2004	6,182,100				
Outstanding 31 December 2004	32,017,959	2,947,225	3,062,460	3,645,104	344,750
On new Fortis shares	30,097,774	2,775,500	2,755,000	2,905,804	
On existing Fortis shares	1,920,185	171,725	307,460	739,300	344,750

Options offered in	*2000*	*1999*	*1998*	*1997*
Exercise period	2005-2010	2004-2012	2003	2002-2007
Numbers of options offered	10,555,700	18,665,150	5,188,100	4,742,050
Average exercise price	35.21	30.41	27.57	19.86
Exercised/lapsed before 2004	651,250	595,700	5,188,100	4,515,430
Exercised in 2004				
Lapsed in 2004		6,182,100		
Outstanding 31 December 2004	9,904,450	11,887,350		226,620
On new Fortis shares	9,547,500	11,887,350		226,620
On existing Fortis shares	356,950			

	Total	***2004***	*2003*
Restricted shares	346,935	100,880	246,055
Offered			
Lapsed			
Outstanding	346,935	100,880	246,055

Due to the acquisition of ASR Verzekeringsgroep (now 'Fortis ASR') the current personnel option plans on ASR shares were converted into personnel option plans on Fortis shares effective from 15 January 2001. The table below shows the number of Fortis stock options from the date of acquisition of ASR.

Options offered in	*2000*	*1999*
Exercise period	2003-2005	2002-2004
Number of options offered upon acquisition of ASR	265,779	403,950
Exercise price	17.47	19.26
Exercised before 2004		
Exercised in 2004	86,346	298,723
Lapsed in 2004		105,227
Outstanding 31 December 2004	179,433	

Fortis ASR has also granted to some of its employees stock appreciation rights (SARs) with respect to ASR shares. SAR holders are entitled to a cash payment equal to the difference between the exercise price and the actual price of the ASR shares at the time of exercise of the SAR. On 15 January 2001 the underlying asset was converted to a Fortis share. The table below shows the number of SARs since the acquisition of ASR.

SARs offered in	*2000*	*1999*
Exercisable from	2003-2005	2002-2004
Number of SARs upon acquisition of ASR	1,279,783	1,035,626
Exercise price	17.47	19.26
Exercised before 2004		
Exercised in 2004	424,980	699,144
Lapsed in 2004		336,482
Outstanding 31 December 2004	854,803	

As of 31 December 2004 Fortis ASR held 1,034,236 Fortis shares to hedge the option and SAR plans.

14 Income taxes

The result before taxation includes income items on which no income tax is payable by group companies. In addition, special tax arrangements are valid in many countries in which Fortis operates.

	2004	*2003*	*2002*
Taxation on profit from operating result	(1,032.4)	(499.4)	(910.2)
Taxation on the value differences on the equity portfolio	58.5	(142.1)	117.0
Taxation on non-operating items	74.0	67.5	29.1
Total taxation on result	(899.9)	(574.0)	(764.1)
Taxation recorded in net equity	(36.8)	58.1	(81.0)
Total taxation	**(936.7)**	**(515.9)**	**(845.1)**
Current:			
Belgium	(185.4)	(91.9)	(525.4)
The Netherlands	(482.1)	(8.4)	73.7
Other, including General	(292.3)	(213.6)	(213.7)
Total current income taxes	(959.8)	(313.9)	(665.4)
Deferred:			
Belgium	(203.6)	(160.5)	(133.7)
The Netherlands	240.7	(23.8)	38.5
Other, including General	22.8	(75.8)	(3.5)
Total deferred income taxes	59.9	(260.1)	(98.7)
Total taxation on result	**(899.9)**	**(574.0)**	**(764.1)**

Expected income tax has been determined by relating the result before taxation to the weighted average standard tax rate. Differences between the expected taxation and actual taxation are summarised as follows:

	2004	2003	2002
Operating result before taxation	3,890.5	2,253.9	2,545.7
Value differences on the equity portfolio	376.3	779.3	(1,148.5)
Non-operating items	87.2	(117.6)	72.4
Total result before taxation	4,354.0	2,915.6	1,469.6
Current period applicable statutory rate (in %) [1]	34.2	34.0	41.0
Expected taxation	(1,487.9)	(992.0)	(602.4)
Increase / decrease resulting from:			
- Tax-exempt income	537.5	289.3	(176.5)
- Non-deductible expenses	(47.3)	(11.3)	(70.7)
- Foreign tax rate differential	14.8	15.6	1.9
- Other	83.0	124.4	83.6
Total taxation on result	**(899.9)**	**(574.0)**	**(764.1)**

1) *Weighted average standard tax rate.*

Deferred tax assets and liabilities at 31 December consist of the following:

	2004	2003	2002
Deferred tax assets:			
Provisions	114.6	200.3	292.1
Insurance technical provisions	760.4	1,284.7	1,446.5
Deferred gains on fixed income investments	21.4	27.1	206.8
Pensions and other post-retirement liabilities	116.3	133.6	159.2
Net operating loss carryforwards	257.7	559.3	409.0
Other	374.2	306.8	402.5
Total deferred tax assets	1,644.6	2,511.8	2,916.1
Deferred tax liabilities:			
Land and buildings	1,323.9	1,367.2	1,341.1
Valuation of equity securities, venture capital and debt securities	170.9	206.8	295.5
Deferred acquisition costs	246.9	563.5	690.6
Pensions and other post-retirement liabilities	194.4	165.4	142.0
Prepayment and accrued income	21.6	19.7	25.4
Tax-exempt reserves	189.0	189.0	189.0
Other	249.7	530.4	610.8
Total deferred tax liabilities	2,396.4	3,042.0	3,294.4
Net deferred tax	**(751.8)**	**(530.2)**	**(378.3)**

Deferred tax assets and liabilities are classified by tax entity and recorded in the balance sheet as follows:

	2004	2003	2002
Deferred tax asset within other assets	783.2	1,726.8	2,139.6
Deferred tax liability within other liabilities	1,535.0	2,257.0	2,517.9
	(751.8)	**(530.2)**	**(378.3)**

15 Earnings per share

The following table specifies the calculation of earnings per share (EPS):

	2004	2003	2002
Net operating profit	3,197.3	2,247.5	430.1
Non-operating items after taxation	161.2	(50.1)	101.5
Income available to ordinary stockholders for EPS	3,358.5	2,197.4	531.6
Interest saved on convertible securities	33.1	33.2	
Profit used for calculating diluted EPS	**3,391.6**	**2,230.6**	**531.6**
Weighted average ordinary shares outstanding applicable to basic EPS (in thousands)	1,298,288	1,295,387	1,294,417
Effect of dilutive securities:			
Options	755	124	82
Warrants			28
Convertible securities	43,237	43,239	3
Adjusted weighted average ordinary shares outstanding applicable to diluted EPS (in thousands)	**1,342,280**	**1,338,750**	**1,294,530**
Earnings per share:			
Net operating profit	2.46	1.74	0.33
Non recurring items	0.13	(0.04)	0.08
Net profit	**2.59**	**1.70**	**0.41**
Earnings per share fully diluted:			
Net operating profit	2.41	1.71	0.33
Non-operating items	0.12	(0.04)	0.08
Net profit	**2.53**	**1.67**	**0.41**

In 2004 weighted average options on 18,136,767 shares (2003: 35,497,019; 2002: 20,014,692) with weighted average exercise prices of EUR 32.59 per share (2003: EUR 32.22; 2002: EUR 32.50) were excluded from the calculation of diluted EPS because the exercise price of the options was higher than the average market price of the shares. During 2004 no shares arising from convertible securities were excluded from the calculation of earnings per share because the interest saved on these securities was lower than the earnings per share.

16 Non-operating items

The following table gives an overview of non-operating items after taxation:

	2004	2003	2002
Non-operating items	87.2	(117.6)	72.4
Taxation on non-operating items	74.0	67.5	29.1
Non-operating items after taxation	**161.2**	**(50.1)**	**101.5**
Non recurrent capital gains:			
- *Assurant, Inc. (Insurance)*	118.6	(84.8) [1]	
- Seguros Bilbao (Insurance)	144.6		
- Fortis Bank Asia (Banking)	19.8		
- Theodoor Gilissen (Banking)		90.8	
- Arbed (Banking)			18.7
- TOPLease (Banking)			72.6
- Cedel (Banking)			92.3
Reorganisation provisions:			
- Insurance	(5.0)	(14.6)	(17.9)
- Banking	(134.8)	(41.5)	(52.7)
Change tax rate Belgium			(11.5)
Change tax rate Netherlands	18.0		
Non-operating items after taxation	**161.2**	**(50.1)**	**101.5**

1) *This mainly concerns interest expense, after taxation, due to premature redemption of a number of loans in preparation of the Initial Public Offering of Assurant, Inc.*

17 Influence of translation differences

Currency movements affected operating result before taxation and net equity. Operating result before taxation grew by 72.6% (2003: down 11.0%; 2002: down 27.1%); after adjustment for currency effects this increase was 75.7% (2003: down 8.0%; 2002: down 28.7%). Net equity went up by 20.8% (2003: up 9.0%; 2002: down 21.5%), from EUR 11,894.2 million to EUR 14,364.6 million (2003: from EUR 10,870.9 million to EUR 11,894.2 million; 2002: from EUR 13,844.5 million to EUR 10,870.9 million). After adjustment for currency effects the increase in net equity was 21.7% (2003; up 12.0%; 2002: down 25.2%).

18 Audit fees

The audit fees as accounted for in the profit and loss account in 2004 are as follows:

Audit fees	18.2
Audit-related fees	1.2
Tax fees	1.4
Non-audit fees	17.3
Total	**38.1**

19 Remuneration of Board members and Executive Managers

For all proposals, recommendations and decisions relating to the remuneration of Board members and Executive Managers, the Board and the Nomination & Remuneration Committee act in conformity with the Fortis Governance Statement, which includes the Fortis remuneration policy.

The terms below have the following meanings:

- 'Board members': the non-executive and executive members of the Board of Directors. The CEO is the only executive member;
- 'Executive Managers': the CEO and the members of the Executive Committee.

Remuneration of Fortis Board members

Remuneration Policy

The remuneration of the Fortis Board members is determined by the Board of Directors in compliance with the prerogatives of the General Meetings of Shareholders. Detailed proposals for remuneration of Non-executive Board members are formulated by the Nomination & Remuneration Committee, based upon advice from outside experts.

For the Non-executive Board members, the levels and structure of remuneration are determined in view of their general and specific responsibilities and general international market practice. The remuneration of Non-executive Board members includes both regular basic remuneration for board membership and board committee meeting attendance fees. The Non-executive Board members do not receive annual incentive awards or stock options and are not entitled to pension rights. Non-executive Board members are not entitled to any termination indemnity. The remuneration of the Executive Board member, the CEO, is related exclusively to his position as CEO.

Board members are generally appointed for a three-year term with a maximum of 4 years. They can serve for a maximum of 12 years. In the interest of Fortis, the Board may grant exceptions to this policy, on condition that the reasons for the exception are explained to the General Meetings of Shareholders.

Remuneration data 2004

For the 2004 financial year, total remuneration of the Non-executive Board members amounted to EUR 1.7 million (2003: EUR 1.9 million; 2002: EUR 2.3 million). This amount includes both regular basic remuneration for board membership and board committee meetings attendance fees.

Remuneration of the CEO, who is also a member of the Board of Directors, is explained below under 'Remuneration of the Executive Managers'.

For each Board member the details of remuneration and shares held are shown in the table below. No credits and loans granted by Fortis are outstanding on 31 December 2004. Mr. Lippens holds 55.900 Fortis stock options pursuant to his former executive position at Fortis, and is also entitled to pension benefits for the period during which he held this executive position.

	Function (Except the CEO all Board members are Non-executives)	*Total remuneration in 2004 (EUR)*	*Fortis shares held on 31-12-2004*
Jaap Glasz	Chairman [1]	93,250 [2]	
Count Maurice Lippens	Chairman	309,000	725,000
Viscount Etienne Davignon	Deputy-Chairman [3]	70,083	
Jan Slechte	Deputy-Chairman	149,000	
Jean-Paul Votron	CEO [4]	- [7]	
Baron Philippe Bodson	Board member [6]	70,083	90,000
Baron Valère Croes	Board member [5]	59,917	
Richard Delbridge	Board member [6]	73,083	
Jan-Michiel Hessels	Board member	125,000	
Baron Daniel Janssen	Board member	127,000 [8]	70,855
Jacques Manardo	Board member [6]	70,083	
Annemieke Roobeek	Board member	127,000	
Ronald Sandler	Board member [6]	70,083	
Philippe Speeckaert	Board member [5]	56,917	
Rana Talwar	Board member [6]	70,083	
Baron Piet van Waeyenberge	Board member	124,000 [8]	
Klaas Westdijk	Board member	135,000	

1) *Board member and Chairman until 26 May 2004.*
2) *Amount subject to VAT (19%).*
3) *Board member and Deputy Chairman until 26 May 2004.*
4) *Board member from 11 October 2004.*
5) *Board member until 26 May 2004.*
6) *Board member from 26 May 2004.*
7) *Mr. Votron is not remunerated as Board member but as CEO (see page 75 below, which gives the details of the CEO's remuneration).*
8) *Total remuneration is paid out to a company outside Fortis, where the Board member exercises a function.*

Remuneration Policy

The remuneration of Executive Managers is determined by the Board of Directors, upon proposals by the Nomination & Remuneration Committee, in compliance with the prerogatives of the General Meetings of Shareholders.

Both the levels and structure of remuneration for Fortis Executive Managers are analysed on an annual basis. At the initiative of the Nomination & Remuneration Committee, Fortis's remuneration competitive positioning is regularly reviewed by and discussed with a leading international firm of compensation and benefits consultants, in light of the practices of other major Europe-based international financial services groups and other organisations operating on a global basis.

The remuneration of Executive Managers is designed to:
- ensure the organisation's continued ability to attract, motivate and retain high-calibre and high-potential executive talent for which Fortis competes in an international market place;
- promote achievement of demanding performance targets in order to align the interests of executives and shareholders in the short, medium and long term;
- stimulate, recognise and reward both strong individual contribution and solid team performance.

The reward package for the Executive Managers reflects a concept of integrated total direct compensation, combining the following three major components of pay: base salary, annual incentive (short-term performance-related bonus) and long-term incentive.

In calibrating the various remuneration components, the objective is to position the overall remuneration levels in line with compensation practices of other leading multinational firms. The reference market is a combination of the financial industry on the one hand and all sectors taken together on the other hand, both at European level and at the level of Belgium and the Netherlands. The variable, performance-related pay components are the dominant portion of the total compensation package of Executive Managers, i.e. total 'pay-at-risk' in terms of targeted short and long-term incentives compensation levels represent at least 60% of the Executive Managers total compensation.

Base salary

Base salary levels are intended to compensate the Executive Managers for their position responsibilities and their particular set of competencies. These levels are set in line with general prevailing market rates for equivalent-type positions and are subject to regular annual reviews. There is, however, no mechanism for automatic adjustment. Base salary levels have remained unchanged since 1999.

Annual incentive

The annual incentive is designed to stimulate, recognise and reward strong individual contribution by the Executive Managers as well as solid performance as head of or as team members within the Executive Committee. Payout under the annual incentive scheme is directly linked to the actual performance against a set of predetermined qualitative and quantitative performance objectives. The objectives are set on the basis of the overall Fortis and specific business strategy and annual objectives. The existing performance management system has three sets of objectives, each contributing a specific proportion to the Executive Manager's overall performance rating at the end of the year. These objectives cover the general and the leadership responsibility of the Executive Managers and the specific results to be achieved by each of them. For each set of objectives, the performance is rated between one (does not meet expectations) and five (exceptional). Based on these ratings and the overall outcome of the appraisal process, the actual individual annual incentive ranges between one third (33%) and five thirds (167%) of the target incentive. Target annual incentive payouts are expressed as percentages of base salary and range between 70% and 100%, depending upon the position within the Executive Committee.

Long-term incentive

The long-term incentive plan is designed to:

- encourage and support the creation of shareholder value and to ensure that the Executive Managers, like the shareholders, share in the company's successes and setbacks;
- provide the opportunity for Executive Managers to receive, within their overall package, competitive rewards for performance as a result of sustained group performance over a longer period of time, enable the organisation to outperform a group of Fortis's peers in the international market, and also take into account the growth potential of the Fortis share.

Key features of the current long-term incentive plan are as follows:

- the initial target long-term incentive level is set by the Nomination & Remuneration Committee. It is determined as a percentage of annual base salary and ranges between 70% and 100%;
- actual long-term incentive is recommended by the Nomination & Remuneration Committee on the basis of Fortis's actual share performance relative to a peer group of Europe's top 30 financial institutions (as determined by market capitalisation [1]). The share performance of Fortis and the companies in the peer group is divided into quartiles. Based on this relative performance position at the end of December, the Nomination & Remuneration Committee establishes a multiplier which varies between zero and two and depends on the quartile in which the Fortis share performance falls. Actual long-term incentive level recommended by the Committee is equal to the initial target long-term incentive multiplied by the multiplier. Actual long-term incentives may not exceed 200% of the target long-term incentive.

---

1) *For 2004 the peer group was composed of the following financial institutions:*
ABN AMRO Holding NV, Aegon NV, Allianz AG, Assicurazioni Generali SpA, Aviva Plc, AXA, Banca Intesa SpA, Banco Bilbao Vizcaya Argentaria SA, Banco Santander Central Hispano SA, Barclays PLC, BNP Paribas, Crédit Agricole SA, Crédit Suisse Group, Deutsche Bank AG, Dexia, HBOS PLC, HSBC Holdings PLC, ING Groep NV, Lloyds TSB Group Plc, Münchener Rückversicherungs AG, Nordea Bank AB, Prudential PLC, Royal Bank of Scotland Group Plc, Sanpaolo IMI SpA, Société Générale, Standard Chartered Plc, Swiss Reinsurance, UBS AG, UniCredito Italiano SpA, Zurich Financial Services AG.

The long-term incentive is delivered as a mix of options, cash and/or restricted shares:

- the grant of options stipulates a strike price of 100% of the Fortis share market value at the time they are granted and an option term of six years. Options can be exercised during predetermined 'open periods' falling within a time frame ranging from the first day of the year following the third anniversary of the grant until the end of the option term. Neither the strike price nor the other conditions regarding the granted options can be modified during the term of the options, except in certain exceptional circumstances in accordance with established market practice;
- the grant of restricted shares consists of the commitment, taken by Fortis, to grant a number of Fortis shares at the end of a three year period, provided the professional relationship with Fortis has not been terminated prematurely, unless the Board of Directors decides otherwise. At the date of grant, the Executive Manager will be allowed to sell a maximum of 50% of those shares within 10 days in order to finance the tax liabilities associated with the grant. The unsold shares will remain unsalable until six months after termination of the professional relationship between Fortis and the Executive Manager, which emphasizes the Executive Manager's long-term commitment.

Other remuneration components

The Executive Managers participate in Fortis's pension schemes in either Belgium or the Netherlands. These schemes are in line with predominant market practices in the respective geographic environments. For the CEO it is a defined contribution plan. For the other Executive Managers it is a non-contributory defined benefit plan. They provide retirement and pre and post-retirement survivors' pensions or their lump sum equivalent. Target defined pensions, including state pension, are set at percentages of base salary and may not exceed 80% of the latter salary. Other benefits, such as medical and other insurance coverage, are provided in line with competitive practices in the market where the Executive Manager is employed.

Approval of Remuneration Policy

In accordance with the Dutch law, entered into force on 1 October 2004, the Remuneration Policy for Fortis Board members was approved by the General Shareholders Meeting of Fortis N.V. on 11 October 2004. This meeting also determined the maximum number of options and restricted shares that can be attributed to the CEO under the long-term incentive scheme. Any amendments to this policy that the Board might consider important to make, will in the future be subject to the approval of the General Meeting of Shareholders of Fortis N.V.

With respect to the Executive Managers who are not members of the Board, the Board has decided to adopt the same Remuneration Policy as the one applicable for Board members. The Board has the authority to amend the Remuneration Policy for these Executives as it sees fit, on the basis of recommendations made by the Nomination & Remuneration Committee. In the event of any such amendments, appropriate commentaries on them will be drawn up and included, at the latest, in the first annual report published after the amendments were adopted.

CEO

Compensation of the CEO, who is also a Board member, is related exclusively to his position as CEO.

Mr van Rossum was CEO of Fortis until 11 October 2004. For 2004 his total remuneration was EUR 2.4 million (2003: EUR 2.1 million; 2002: EUR 2.1 million). This total remuneration was composed of a base salary of EUR 750,000 (the same as in 2003 and 2002), an annual incentive of EUR 1,050,000 million (2003: EUR 732,000 million; 2002: EUR 525,000 million) and an amount of EUR 607,000 million (2003: EUR 586,000 million; 2002: EUR 800,000) representing the value of the other remuneration components (net periodic pension cost, long-term incentive paid in cash and other costs). Based on the relative performance of the Fortis share in 2003, the long-term incentive for 2004 consisted of the grant of 16,840 options and 11,020 restricted shares. The contract between Fortis and Mr van Rossum had an expiration date of 31 August 2005. At the request of Fortis and in agreement between both parties, this contract was terminated in October 2004. Fortis' contractual commitments towards Mr van Rossum were not affected by this early termination.

Mr van Rossum will receive an amount of EUR 1.1 million in 2005. The pension commitments, amounting to EUR 2.4 million, were also financed. Entitlements to Share Appreciation Rights granted to Mr van Rossum in 2000, on the other hand, were cancelled and no long-term incentive is nor will be granted for 2005.

As from 11 October 2004, Mr Votron has assumed the duty of CEO of Fortis. Mr Votron's contract came into effect on 11 October 2004 and will expire after the 2008 Annual General Meeting of Shareholders, but no later than 31 May 2008. Mr Votron's remuneration was established in accordance with the remuneration policy described above.

Mr Votron's annual base salary amounts to EUR 750,000. Both his target annual incentive and long-term incentive amount to 100% of this base salary. Fortis does not publish specific annual performance targets because it views this information as market-sensitive. The exercise of Stock Appreciation Rights at the end of Mr Votron's initial contract will entitle him to an amount between EUR 1.0 million and EUR 2.75 million, depending on the performance of the Fortis share during the term of this initial contract. Mr Votron participates in the pension schemes and in the medical and other insurance coverages available at Fortis. Fortis's contribution is limited to EUR 500,000 annually. Should Fortis terminate the contract prematurely, Mr Votron will receive a gross sum equal to no more than twice the amount of his base remuneration. Mr Votron will receive no payment if the contract is terminated prematurely due to gross negligence or an intentional act. Based on the above compensation package, Mr Votron received a total remuneration of EUR 316,000 in 2004. This is composed of a base salary of EUR 187,500 and of other costs amounting to EUR 128,500. The 2004 annual incentive will be settled upon establishment and payment of the 2005 annual incentive in 2006.

Executive Committee

For 2004 total remuneration for the seven members of the Executive Committee was EUR 8.1 million (2003: EUR 7.4 million; 2002: EUR 8.0 million). Total remuneration was composed of an aggregate total base salary of EUR 3.6 million (2003: EUR 3.6 million; 2002: EUR 3.6 million), ranging from EUR 505,000 to EUR 613,000 per member, depending upon the position within the Executive Committee; an aggregate total annual incentive of EUR 3.5 million (2003: EUR 2.7 million; 2002: EUR 2.7 million), ranging, on an individual basis, from EUR 400,000 to EUR 746,000, and an aggregate total of other remuneration components of EUR 1.0 million (2003: EUR 1.1 million; 2002: EUR 1.6 million) for net periodic pension costs, long-term incentive paid in cash and other costs. Based on the relative performance of the Fortis share in 2003, the long-term incentive for 2004 was set at one-third of the target long-term incentive (compared with 80% in 2003). For 2005 the relative performance of the Fortis share will result in a grant of 180% of the target long-term incentive, with the exception of the CEO, to whom the target long-term incentive will be attributed.

Details of the stock options and restricted shares granted to and held by the CEO and former and current members of the Executive Committee are reflected in the table below.

	Year	Total Options granted number	Exercise price	Expiry date	Options exercised before 2004	Options exercised in 2004	Options outstanding 31/12/2004	Restricted shares
M. Lippens								
	1997	15,300	18.60	20-11-2007	0	0	15,300	0
	1999	7,650	31.75	31-12-2012	0	0	7,650	0
	1999	7,500	29.81	03-10-2009	0	0	7,500	0
	2000	25,450	38.40	14-04-2009	0	0	25,450	0
H. Verwilst								
	1997	15,300	18.60	20-11-2007	0	0	15,300	0
	1999	7,650	31.75	31-12-2012	0	0	7,650	0
	1999	7,500	29.81	03-10-2009	0	0	7,500	0
	2000	18,950	38.40	14-04-2009	0	0	18,950	0
	2001	26,750	37.57	18-04-2007	0	0	26,750	0
	2002	52,300	32.23	28-04-2008	0	0	52,300	0
	2003	22,890	14.86	27-04-2009	0	0	22,890	19,845
	2004	11,705	18.29	12-04-2010	0	0	11,705	7,660
G. Mittler								
	1997	10,350	18.60	20-11-2007	0	0	10,350	0
	1999	7,650	31.75	31-12-2012	0	0	7,650	0
	1999	7,500	29.81	03-10-2009	0	0	7,500	0
	2000	13,350	38.40	14-04-2009	0	0	13,350	0
	2001	18,000	37.57	18-04-2007	0	0	18,000	0
	2002	35,500	32.23	28-04-2008	0	0	35,500	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195

	Year	Total Options granted number	Exercise price	Expiry date	Options exercised before 2004	Options exercised in 2004	Options outstanding 31/12/2004	Restricted shares
K. De Boeck								
	1997	15,300	18.60	20-11-2007	0	0	15,300	0
	1999	7,650	31.75	31-12-2012	0	0	7,650	0
	1999	7,500	29.81	03-10-2009	0	0	7,500	0
	2000	12,000	38.40	14-04-2009	0	0	12,000	0
	2001	18,000	37.57	18-04-2007	0	0	18,000	0
	2002	35,500	32.23	28-04-2008	0	0	35,500	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195
J. De Mey								
	1997	15,300	18.60	20-11-2007	0	0	15,300	0
	1999	7,650	31.75	31-12-2012	0	0	7,650	0
	1999	7,500	29.81	03-10-2009	0	0	7,500	0
	2000	12,000	38.40	14-04-2009	0	0	12,000	0
	2001	18,000	37.57	18-04-2007	0	0	18,000	0
	2002	35,500	32.23	28-04-2008	0	0	35,500	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195
F. Dierckx								
	1999	7,650	31.75	31-12-2012	0	0	7,650	0
	1999	7,500	29.81	03-10-2009	0	0	7,500	0
	2000	12,000	38.40	14-04-2009	0	0	12,000	0
	2001	18,000	37.57	18-04-2007	0	0	18,000	0
	2002	35,500	32.23	28-04-2008	0	0	35,500	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195
J. Feilzer								
	1999	7,500	29.81	03-10-2004	0	0	0	0
	2000	13,350	38.40	14-04-2006	0	0	13,350	0
	2001	18,000	37.57	18-04-2007	0	0	18,000	0
	2002	35,500	32.23	28-04-2008	0	0	35,500	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195
J. van Ek								
	1999	37,298	19.26	24-05-2004	0	37,298	0	0
	2000	37,298	17.47	22-09-2005	0	37,298	0	0
	2001	13,500	37.57	18-04-2007	0	0	13,500	0
	2002	22,000	32.23	28-04-2008	0	0	22,000	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195

20 Dividend

Shareholders may choose to receive a dividend from Fortis SA/NV (Belgium) or from Fortis N.V. (the Netherlands). The dividend of Fortis SA/NV is equal to the dividend of Fortis N.V.

If no express choice is made by the shareholders for a Fortis share, the following will apply:

- If the Fortis share is held by a paying agent that has an account with a CSD member of a central securities custody office established in Belgium or the Netherlands respectively, or if the Fortis share is held by a shareholder whose residence as stated in the shareholders' register is in Belgium or the Netherlands respectively, the shareholder will be deemed to have chosen the dividend of Fortis SA/NV or Fortis N.V. respectively.
- If the shareholder has received physical bearer shares, the shareholder will be deemed to have chosen the dividend of Fortis SA/NV.
- In all other cases, 50% of the relevant shares will be assigned the Fortis SA/NV dividend and 50% of the relevant shares will be assigned the Fortis N.V. dividend.

The companies comprising Fortis are subject to legal restrictions regarding the amount of dividend they may pay to their shareholders. The Netherlands Civil Code stipulates that dividends may be paid out by a Dutch company only if the net equity of the company exceeds the total of the paid-up and called-up capital and the reserves required by law or by the company's Articles of Association.

Under the Belgian Companies Code, 5% of the net profit of a company must be used annually for the formation of a reserve fund. This obligation no longer applies once the reserve fund has reached a minimum of 10% of the authorised share capital. Dividends may not be paid if the level of net assets of the company falls below, or following payment of a dividend would fall below, the sum of its paid-up capital and non-distributable reserves.

The Belgian and Dutch subsidiaries are also subject to dividend restrictions arising from minimum capital and solvency requirements imposed by regulators in the countries in which the subsidiaries operate.

21 Regulatory matters and solvency

The banking and insurance regulators in Belgium and the Netherlands have agreed to coordinate the implementation of their respective supervisory powers. The agreement stipulates that each of the four authorities continue to supervise the relevant activities of Fortis in its jurisdiction. The authority that supervises the greatest volume of activities (measured in terms of capital adequacy requirements) of Fortis coordinates the activities of all Dutch and Belgian supervisory authorities with respect of Fortis. On the basis of this criterion, the Belgian regulator for banking, securities firms and public offering (the Banking, Financing and Insurance Commission ('BFIC')) acts as the coordinating authority. Fortis reports to the BFIC on a consolidated level.

Fortis banking subsidiaries are subject to various regulatory guidelines administered by Belgian and Dutch banking supervisors. These guidelines are in accordance with the directives of the European Union directives and the Basle Committee on Banking Regulations and Supervisory Practices. The guidelines require Fortis banking subsidiaries to maintain a minimum qualifying capital relative to the on- and off-balance sheet lending. Loans are weighted according to their inherent risk. Capital must also be maintained for the market risk involved in the bank's trading activities. The requirement for the core capital (Tier 1 ratio) is 4%; for the total qualifying capital this is 8%. The table below reflects the solvency ratios of the banking business.

	Minimum requirements	***2004***	*2003*	*2002*
Credit risks		163,042.3	150,213.1	142,021.7
Market risks		9,349.1	11,294.2	9,282.8
Risk-weighted assets		**172,391.4**	**161,507.3**	**151,304.5**
Tier 1 ratio	4.0%	8.3%	7.9%	8.2%
Total capital ratio	8.0%	12.3%	12.4%	13.0%

In accordance with European Union Directives, insurance companies located in European Union member countries are required to maintain minimum solvency requirements. The minimum solvency requirements must be at least 16% of gross premiums written in the prior year for non-life and generally 4% of technical provisions (1% if investments are for the account of policyholders) plus 0.3% of the amount at risk under the insurance policies for life insurers.

As of 31 December 2004, the solvency surplus of Fortis's insurance operations computed in accordance with this directive amount to EUR 4,993.0 million (2003: EUR 6,455.1 million; 2002: EUR 5,773.2 million). The minimum required solvency is EUR 3,444.5 million at 31 December 2004 (2003: EUR 3,651.6 million; 2002: EUR 3,645.6 million).

Solvency

Fortis has formulated a framework for solvency which defines an upper and a lower limit of core capital. The minimum limit is based on the sum of 6% of the bank's risk-weighted assets and 1.75 times the statutory minimum requirements for the insurance sector. The maximum limit comprises 7% of the bank's risk-weighted assets and 2.5 times the statutory minimum requirements for the insurance industry.

Fortis's solvency position at 31 December is:

		2004		*2003*		*2002*
Group equity		15,821.3		14,014.9		13,101.7
Fund for general banking risks		2,198.4		2,209.1		2,215.0
Tier 1 loans		3,250.0		2,250.0		2,250.0
Net core capital		21,269.7		18,474.0		17,566.7
	Floor	*Cap*	*Floor*	*Cap*	*Floor*	*Cap*
Solvency requirement	16,371.4	20,678.6	16,080.8	20,434.6	15,458.0	19,705.2
Surplus / (deficit)	4,898.3	591.1	2,393.2	(1,960.6)	2,108.7	(2,138.5)
Core capital as multiple of Floor / Cap	1.30	1.03	1.15	0.90	1.14	0.89

Balance sheet insurance

	Note	***31-12-2004***	*31-12-2003*	*31-12-2002*
Assets				
Cash	A1	**2,945.3**	1,870.1	1,970.7
Investments	A2	**55,088.7**	54,093.1	49,999.1
Loans and advances to credit institutions		**3,479.8**	3,518.1	2,297.6
Loans and advances to customers	A3	**8,273.6**	10,657.6	16,530.2
Reinsurers' share of technical provisions		**1,428.2**	5,486.6	6,131.6
Deferred acquisition costs	A4	**1,479.7**	2,788.5	2,810.1
Prepayments and accrued income		**1,214.8**	1,283.7	1,248.2
Investments on behalf of policyholders	A5	**18,702.6**	19,946.2	18,390.6
Other assets	A6	**6,112.7**	6,323.7	6,026.0
Total assets		**98,725.4**	105,967.6	105,404.1
Liabilities				
Amounts owed to credit institutions		**5,607.8**	1,821.7	1,159.3
Debt certificates		**1,073.5**	2,071.8	6,718.3
Technical provisions	A7	**57,846.2**	64,410.1	61,735.9
Technical provision related to investments on behalf of policyholders	A5	**18,822.7**	20,379.9	18,563.5
Accruals and deferred income		**431.4**	692.9	1,325.1
Other liabilities	A8	**6,017.8**	8,021.5	7,358.8
Convertible notes	A9	**0.0**	0.0	0.3
Subordinated liabilities	A10	**1,234.8**	1,336.8	2,261.2
		91,034.2	98,734.7	99,122.4
Minority interests in group equity	A11	**722.5**	750.6	752.0
Net equity		**6,968.7**	6,482.3	5,529.7
Group equity		**7,691.2**	7,232.9	6,281.7
Total liabilities		**98,725.4**	105,967.6	105,404.1

Profit and loss account insurance

	Note	**2004**	2003	2002
Revenues:				
Insurance premiums	A13	**13,396.1**	18,142.0	18,494.7
Interest income		**2,791.6**	3,468.0	3,291.4
Results from financial transactions				
- on behalf of policyholders	A14	**1,017.2**	1,022.3	(3,419.0)
- other [1]	A14	**62.2**	(993.4)	(701.6)
Other revenues				
- on behalf of policyholders		**369.9**	322.6	460.6
- other	A15	**1,212.0**	1,503.0	1,541.5
Total revenues		**18,849.0**	23,464.5	19,667.6
Interest expense		**(420.3)**	(766.3)	(749.2)
Total revenues, net of interest expense		**18,428.7**	22,698.2	18,918.4
Technical charges insurance	A16	**(14,218.9)**	(16,952.1)	(12,896.1)
Value adjustments		**(38.2)**	(22.0)	(58.6)
Net revenues		**4,171.6**	5,724.1	5,963.7
Operating expenses	A17	**(2,712.0)**	(5,140.8)	(5,112.6)
Operating result before taxation		**1,459.6**	583.3	851.1
Taxation		**(421.2)**	(127.0)	(367.3)
Operating group profit		**1,038.4**	456.3	483.8
Minority interests		**41.7**	51.5	64.4
Net operating profit before value differences		**996.7**	404.8	419.4
Value differences on the equity portfolio [2]		**483.4**	592.1	(1,035.4)
Net operating profit		**1,480.1**	996.9	(616.0)
Non-operating items after taxation		**119.6**	(99.4)	(70.9)
Net profit		**1,599.7**	897.5	(686.9)

1) *Including the results of hedging transactions and total realised gains.*
2) *Including the unrealised value differences on the equity portfolio.*

The following table reflects the insurance operations profit and loss account broken down into life insurance and non-life insurance.

			2004
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	9,034.9	4,361.2	13,396.1
Interest income	2,340.4	451.2	2,791.6
Results from financial transactions			
- on behalf of policyholders	1,017.2		1,017.2
- other	78.4	(16.2)	62.2
Other revenues			
- on behalf of policyholders	369.9		369.9
- other	1,009.9	202.1	1,212.0
Total revenues	13,850.7	4,998.3	18,849.0
Interest expense	(360.4)	(59.9)	(420.3)
Total revenues, net of interest expense	**13,490.3**	**4,938.4**	**18,428.7**
Technical charges insurance	(11,258.2)	(2,960.7)	(14,218.9)
Value adjustments	(31.3)	(6.9)	(38.2)
Net revenues	2,200.8	1,970.8	4,171.6
Acquisition costs	(530.9)	(1,110.1)	(1,641.0)
Administrative expenses	(499.4)	(386.3)	(885.7)
Reinsurance commission and profit participation	5.3	133.8	139.1
Other charges	(293.5)	(30.9)	(324.4)
Operating expenses	(1,318.5)	(1,393.5)	(2,712.0)
Operating result before taxation	**882.3**	**577.3**	**1,459.6**
Taxation	(265.1)	(156.1)	(421.2)
Operating group profit	617.2	421.2	1,038.4
Minority interests	40.6	1.1	41.7
Net operating profit before value differences	**576.6**	**420.1**	**996.7**
Value differences on the equity portfolio	402.2	81.2	483.4
Net operating profit	**978.8**	**501.3**	**1,480.1**
Non-operating items after taxation	87.5	32.1	119.6
Net profit	**1,066.3**	**533.4**	**1,599.7**

			2003
	Life	Non-life	Total
Revenues:			
Insurance premiums	9,405.2	8,736.8	18,142.0
Interest income	2,750.5	717.5	3,468.0
Results from financial transactions			
- on behalf of policyholders	1,022.3		1,022.3
- other	(898.2)	(95.2)	(993.4)
Other revenues			
- on behalf of policyholders	322.6		322.6
- other	1,120.3	382.7	1,503.0
Total revenues	13,722.7	9,741.8	23,464.5
Interest expense	(665.4)	(100.9)	(766.3)
Total revenues, net of interest expense	**13,057.3**	**9,640.9**	**22,698.2**
Technical charges insurance	(11,475.6)	(5,476.5)	(16,952.1)
Value adjustments	15.5	(37.5)	(22.0)
Net revenues	1,597.2	4,126.9	5,724.1
Acquisition costs	(688.4)	(2,841.6)	(3,530.0)
Administrative expenses	(610.6)	(1,358.1)	(1,968.7)
Reinsurance commission and profit participation	13.2	734.1	747.3
Other charges	(341.1)	(48.3)	(389.4)
Operating expenses	(1,626.9)	(3,513.9)	(5,140.8)
Operating result before taxation	**(29.7)**	**613.0**	**583.3**
Taxation	48.4	(175.4)	(127.0)
Operating group profit	18.7	437.6	456.3
Minority interests	49.4	2.1	51.5
Net operating profit before value differences	**(30.7)**	**435.5**	**404.8**
Value differences on the equity portfolio	531.6	60.5	592.1
Net operating profit	**500.9**	**496.0**	**996.9**
Non-operating items after taxation	(44.1)	(55.3)	(99.4)
Net profit	**456.8**	**440.7**	**897.5**

	2002		
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	9,599.1	8,895.6	18,494.7
Interest income	2,523.5	767.9	3,291.4
Results from financial transactions			
- on behalf of policyholders	(3,419.0)		(3,419.0)
- other	(550.8)	(150.8)	(701.6)
Other revenues			
- on behalf of policyholders	460.6		460.6
- other	1,108.6	432.9	1,541.5
Total revenues	9,722.0	9,945.6	19,667.6
Interest expense	(630.4)	(118.8)	(749.2)
Total revenues, net of interest expense	**9,091.6**	**9,826.8**	**18,918.4**
Technical charges insurance	(7,220.3)	(5,675.8)	(12,896.1)
Value adjustments	(53.9)	(4.7)	(58.6)
Net revenues	1,817.4	4,146.3	5,963.7
Acquisition costs	(670.4)	(2,872.9)	(3,543.3)
Administrative expenses	(615.4)	(1,590.0)	(2,205.4)
Reinsurance commission and profit participation	19.9	862.0	881.9
Other charges	(213.8)	(32.0)	(245.8)
Operating expenses	(1,479.7)	(3,632.9)	(5,112.6)
Operating result before taxation	**337.7**	**513.4**	**851.1**
Taxation	(213.2)	(154.1)	(367.3)
Operating group profit	124.5	359.3	483.8
Minority interests	61.9	2.5	64.4
Net operating profit before value differences	**62.6**	**356.8**	**419.4**
Value differences on the equity portfolio	(907.3)	(128.1)	(1,035.4)
Net operating profit	**(844.7)**	**228.7**	**(616.0)**
Non-operating items after taxation	(51.4)	(19.5)	(70.9)
Net profit	**(896.1)**	**209.2**	**(686.9)**

Notes to the balance sheet and profit and loss account insurance

A1 Cash

Cash only includes balances that may be withdrawn immediately, such as credit balances with banking institutions and deposits. At 31 December 2004, there were no amounts subject to withdrawal and usage restrictions (2003: EUR 0.4 million; 2002: EUR 0.7 million).

A2 Investments

The composition of investments at 31 December is as follows:

	2004	*2003*	*2002*
Debt securities and other fixed-income securities	43,429.1	42,940.1	35,489.3
Equity securities	6,322.0	5,887.7	7,963.5
Total investment securities	49,751.1	48,827.8	43,452.8
Participations in investment pools	398.7	403.7	361.6
Investments in land and buildings	4,651.9	4,669.8	4,603.3
Other investments	287.0	191.8	1,581.4
Total investments	**55,088.7**	**54,093.1**	**49,999.1**

Equity securities in 2004 include amounts of EUR 152.7 million in Fortis shares (2003: EUR 244.3 million; 2002: EUR 315.5 million). Of this amount, EUR 46.0 million (2003: EUR 43.5 million) concerns Fortis shares held in relation to classic Belgian life insurance products with a minimum return guaranteed. These shares are valued at cost.

The following table shows the movements in investments.

	Debt securities	Shares	Partici-pations in investment pools	Land and buildings	Other invest-ments
Balance at 31 December 2002	**35,489.3**	**7,963.5**	**361.6**	**4,603.3**	**1,581.4**
Purchases and sales group companies	466.9	1.1		3.7	
Purchases	23,141.8	3,471.8	42.2	306.3	83.6
Book value of sales and redemptions	(16,327.0)	(6,249.8)	(0.1)	(265.2)	(71.0)
Revaluations	10.6	20.0		45.5	(2.1)
Unrealised capital gains / losses included in P&L		727.7		0.8	
Exchange differences	(1,283.7)	(59.4)		(26.7)	(18.0)
Other movements	1.9			(1.0)	
Reclassifications	1,440.3	12.8		3.1	(1,382.1)
Balance at 31 December 2003	**42,940.1**	**5,887.7**	**403.7**	**4,669.8**	**191.8**
Purchases and sales group companies	(6,306.9)	(529.8)	16.3	(182.2)	(101.4)
Purchases	12,891.6	3,575.8	8.2	363.3	433.8
Book value of sales and redemptions	(6,192.3)	(3,193.1)	(7.4)	(227.5)	(249.9)
Revaluations		152.7		56.1	
Unrealised capital gains / losses included in P&L		414.0		(19.6)	
Exchange differences	79.3	5.4		2.2	1.4
Other movements	1.9		0.9	(0.3)	1.0
Reclassifications	15.4	9.3	(23.0)	(9.9)	10.3
Balance at 31 December 2004	**43,429.1**	**6,322.0**	**398.7**	**4,651.9**	**287.0**
2002					
Purchase price		9,093.5	361.6	3,673.2	
Fair value	37,673.7				1,675.8
Redemption value	34,230.8				
2003					
Purchase price		6,269.4	403.7	3,735.5	
Fair value	44,955.3				203.5
Redemption value	41,255.7				
2004					
Purchase price		6,156.5	398.7	3,721.0	
Fair value	46,700.6				300.5
Redemption value	42,711.8				

Investment securities

The following table presents the purchase price less amortised cost (cost price in the case of equity securities) and the fair values at 31 December of investments in debt securities and other fixed-income securities and equity securities.

				2004
	Amortised cost or cost	*Gross unrealised gains*	*Gross unrealised losses*	*Fair value*
Belgian government	7,599.4	768.9	(1.9)	8,366.4
Dutch government	1,721.1	112.1	(0.0)	1,833.2
U.S. government	204.9	20.0	(0.1)	224.8
German government	777.9	41.0	(0.3)	818.6
Spanish government	3,201.9	309.3	(0.0)	3,511.2
Italian government	3,458.0	234.8	(0.3)	3,692.5
French government	1,318.4	90.8	(0.1)	1,409.1
Other governments	4,801.7	419.9	(0.8)	5,220.8
Companies	6,351.7	404.7	(0.0)	6,756.4
Banks	9,187.0	643.3	(8.4)	9,821.9
Mortgage-backed securities	390.2	14.4	(0.1)	404.5
Other asset-backed securities	426.7	17.5	(0.7)	443.5
Other debt securities and fixed-income securities	3,990.2	208.3	(0.8)	4,197.7
Total debt securities and other fixed-income securities	43,429.1	3,285.0	(13.5)	46,700.6
Equity securities	6,156.5	450.4	(284.9)	6,322.0
Total investment securities	**49,585.6**	**3,735.4**	**(298.4)**	**53,022.6**

				2003
	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Fair value
Belgian government	7,496.7	595.0	(6.9)	8,084.8
Dutch government	1,878.7	71.0	(3.0)	1,946.7
U.S. government	811.1	59.6	(0.9)	869.8
German government	847.2	22.9	(1.6)	868.5
Spanish government	2,857.3	147.1	(0.2)	3,004.2
Italian government	1,760.7	63.2	(11.7)	1,812.2
French government	2,268.7	59.5	(20.6)	2,307.6
Other governments	4,192.1	195.1	(28.9)	4,358.3
Companies	8,355.2	400.2	(9.0)	8,746.4
Banks	6,573.3	324.3	(8.5)	6,889.1
Mortgage-backed securities	2,780.4	72.9	(11.6)	2,841.7
Other asset-backed securities	86.7	0.7	(0.8)	86.6
Other debt securities and fixed-income securities	3,032.0	108.1	(0.7)	3,139.4
Total debt securities and other fixed-income securities	42,940.1	2,119.6	(104.4)	44,955.3
Equity securities	6,269.4	317.1	(698.8)	5,887.7
Total investment securities	**49,209.5**	**2,436.7**	**(803.2)**	**50,843.0**

				2002
	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Fair value
Belgian government	8,212.1	759.4	(0.9)	8,970.6
Dutch government	1,595.3	83.3		1,678.6
U.S. government	979.0	70.7		1,049.7
German government	522.4	33.7		556.1
Spanish government	2,709.4	232.9	(1.0)	2,941.3
Italian government	1,016.3	87.4		1,103.7
French government	693.6	82.2		775.8
Other governments	2,680.5	132.0	(13.2)	2,799.3
Companies	8,299.1	434.9	(152.8)	8,581.2
Banks	6,324.6	479.3	(13.3)	6,790.6
Mortgage-backed securities	1,663.8	39.0	(88.7)	1,614.1
Other asset-backed securities	324.1	11.5		335.6
Other debt securities and fixed-income securities	469.1	10.9	(2.9)	477.1
Total debt securities and other fixed-income securities	35,489.3	2,457.2	(272.8)	37,673.7
Equity securities	9,093.5	495.4	(1,625.4)	7,963.5
Total investment securities	**44,582.8**	**2,952.6**	**(1,898.2)**	**45,637.2**

Gross realised gains and gross realised losses on the sale of investment securities (whether deferred or recognised in the profit and loss account) in 2004 are EUR 422.4 million and EUR 436.2 million, respectively (2003: EUR 958.0 million and EUR 2,047.0 million; 2002: EUR 514.0 million and EUR 1,022.3 million, respectively).

The following table reflects the maturities of investments in debt securities and other fixed-income securities and the related carrying and fair values at 31 December 2004.

	Carrying value	*Fair value*
Due in one year or less	2,243.7	2,314.8
Due from one year to five years	11,642.1	12,340.0
Due from five years to ten years	15,580.8	16,701.8
Due after ten years	13,962.5	15,344.0
Total	**43,429.1**	**46,700.6**

Investments in land and buildings

The following table is a summary of investments in land and buildings.

	2004	*2003*	*2002*
Land and buildings in company use	641.7	784.3	760.5
Other land and buildings	4,010.2	3,885.5	3,842.8
	4,651.9	**4,669.8**	**4,603.3**

The following table provides details of land and buildings by valuation date.

	2004	*2003*	*2002*
2004	1,428.1		
2003	1,134.4	2,019.8	
2002	1,474.5	1,571.8	1,722.1
2001	272.0	651.9	1,057.5
2000	342.9	269.9	916.6
1999		156.4	310.8
1998			596.3
	4,651.9	**4,669.8**	**4,603.3**

A3 Loans and advances to customers

The following table provides information on loans and advances to customers.

	2004	2003	2002
Mortgage loans	4,452.7	5,399.0	10,728.4
Policyholder loans	121.5	180.3	191.9
Other private loans	3,699.4	5,078.3	5,609.9
	8,273.6	**10,657.6**	**16,530.2**

The amount of loans and advances to customers includes an allowance for doubtful debts of EUR 87.8 million (2003: EUR 131.4 million; 2002: EUR 118.9 million). Mortgage loans decreased in 2003 due to the transfer of mortgages by the insurance segment to the banking segment.

A4 Deferred acquisition costs

Deferred acquisition costs refers to:

	2004	2003	2002
Life insurance	1,206.7	1,510.9	1,376.4
Non-life insurance	273.0	1,277.6	1,433.7
Deferred acquisition costs	**1,479.7**	**2,788.5**	**2,810.1**

The table below shows the movements in deferred acquisition costs.

	2004	2003
Balance at 1 January	**2,788.5**	**2,810.1**
Recognised items	446.1	1,578.1
Amortisation	(472.0)	(1,576.6)
Purchases and sales group companies	(1,190.0)	0.0
Other adjustments including exchange rate differences	(92.9)	(23.1)
Balance at 31 December	**1,479.7**	**2,788.5**

A5 Investments on behalf of policyholders

The following table presents the composition of investments on behalf of policyholders at 31 December.

	2004	*2003*	*2002*
Cash	164.6	98.3	33.8
Interest-bearing deposits in other banks	60.7	61.6	53.6
Debt securities	3,635.7	3,287.0	3,173.5
Shares	13,384.4	15,863.2	14,494.1
Land and buildings	594.7	446.6	413.9
Loans	59.5	72.3	97.1
Other	803.0	117.2	124.6
Total investments	18,702.6	19,946.2	18,390.6
Add: Other assets	121.4	435.2	364.0
Less: Other liabilities	(1.3)	(1.5)	(191.1)
Liability related to investments on behalf of policyholders	**18,822.7**	**20,379.9**	**18,563.5**

Investments on behalf of policyholders include EUR 82.6 million in Fortis shares (2003: EUR 26.5 million; 2002: EUR 28.8 million). Other assets and other liabilities relate to timing differences in the cash flows.

The table below provides information about the technical liability related to investments on behalf of policyholders.

	2004	*2003*	*2002*
Net of reinsurance	18,709.7	20,263.9	18,449.0
Reinsurance	113.0	116.0	114.5
Gross	**18,822.7**	**20,379.9**	**18,563.5**

A6 Other assets

Other assets consists of the following:

	2004	*2003*	*2002*
Participating interests:			
- Valued by equity method	815.4	81.5	99.9
- Other	3.6	10.6	28.4
Receivable from participating interest	40.0	100.9	142.6
Other tangible fixed assets	93.1	199.9	226.6
Receivables arising from insurance operations:			
- Policyholders	321.6	225.8	223.2
- Intermediaries	597.9	581.4	887.9
Receivables arising from reinsurance operations	76.2	54.6	99.4
Other insurance receivables	2,874.6	2,761.2	1,749.4
Deposits with ceding companies	198.6	193.9	184.9
Deferred tax assets	648.7	1,352.0	1,690.7
Other	443.0	761.9	693.0
Total	**6,112.7**	**6,323.7**	**6,026.0**

In 2004 participating interests valued by equity method includes the participating interests in Assurant, Inc. and Muang Thai.

Other insurance receivables include EUR 2,490.6 million (2003: EUR 1,314.8 million; 2002: EUR 550.5 million) receivables from group companies. Other tangible fixed assets primarily consist of data processing systems, office equipment and motor vehicles.

The item other includes EUR 15.1 million of Fortis shares held by Fortis ASR to hedge the option and SAR plans (2003: EUR 44.1 million; 2002: EUR 51.2 million).

A7 Technical provisions

The following table reflects the composition of the insurance technical provisions own account.

			2004
	Gross	*Reinsurance* [1]	*Net of reinsurance*
Life insurance	50,120.4	233.8	49,886.6
Non-life insurance:			
- Unearned premiums	1,378.6	161.8	1,216.8
- Claims outstanding	5,924.4	916.4	5,008.0
Provision for bonuses and rebates [2]	145.5		145.5
Equalisation provision [3]	135.9		135.9
Other technical provisions [4]	141.4	3.3	138.1
	57,846.2	**1,315.3**	**56,530.9**

	Gross	Reinsurance [1]	2003 Net of reinsurance
Life insurance	50,828.2	2,227.7	48,600.5
Non-life insurance:			
- Unearned premiums	3,659.5	902.4	2,757.1
- Claims outstanding	9,471.9	2,235.8	7,236.1
Provision for bonuses and rebates [2]	174.1		174.1
Equalisation provision [3]	130.0		130.0
Other technical provisions [4]	146.4	4.7	141.7
	64,410.1	**5,370.6**	**59,039.5**

	Gross	Reinsurance [1]	2002 Net of reinsurance
Life insurance	47,673.3	2,364.2	45,309.1
Non-life insurance:			
- Unearned premiums	4,069.9	1,312.3	2,757.6
- Claims outstanding	9,578.3	2,335.4	7,242.9
Provision for bonuses and rebates [2]	162.7		162.7
Equalisation provision [3]	119.6		119.6
Other technical provisions [4]	132.1	5.2	126.9
	61,735.9	**6,017.1**	**55,718.8**

1) *Excluding reinsurance for investments on behalf of policyholders of EUR 113.0 million (2003: EUR 116.0 million; 2002: EUR 114.5 million).*

2) *Provisions for bonuses and rebates consisted of EUR 141.1 million at 31 December 2004 (2003: EUR 170.4 million; 2002: EUR 148.8 million) related to life insurance and EUR 4.4 million (2003: EUR 3.6 million; 2002: EUR 13.9 million) related to non-life insurance.*

3) *Equalisation provision relates entirely to non-life insurance business.*

4) *Other technical provisions at 31 December 2004 consisted of EUR 57.7 million (2003: EUR 55.3 million; 2002: EUR 53.6 million) related to life insurance and EUR 80.4 million (2003: EUR 86.4 million; 2002: EUR 73.3 million) related to non-life insurance.*

Life insurance technical provisions includes EUR 4,653.7 million (2003: EUR 4,403.1 million; 2002: EUR 4,136.3 million) in respect of pension commitments to Fortis employees.

As is stated in the principles of valuation, calculation of the insurance provision deviates from the rating principles if expectations of future developments in investment yields, withdrawals, mortality, costs or other assumptions give cause to increase the provision.

The table below reflects the roll-forward of technical provisions life, for own account.

	2004	2003
Balance at 1 January	**48,600.5**	**45,309.1**
Acquisitions and sale group companies	(2,270.9)	456.2
Increase to profit & loss account through change in technical provision	3,383.6	3,327.9
Increase to profit & loss account included in other items	(1.6)	40.1
Exchange rate differences in favour of profit & loss account	11.1	(592.8)
Other changes	125.8	41.8
Changes due to reclassification	38.1	18.2
Balance at 31 December	**49,886.6**	**48,600.5**

Technical provisions insurance, net of reinsurance by region is listed below.

							2004
	Belgium	*The Netherlands*	*Luxembourg*	***Benelux***	*United States*	*Rest of the world*	***Total***
Life							
- for own account	23,887.1	17,375.4	339.3	41,601.8		8,483.6	50,085.4
- for account of policyholders	7,048.5	8,440.2	2,405.6	17,894.3		815.4	18,709.7
Non-life	2,653.9	2,653.1	10.7	5,317.7		1,127.9	6,445.6
Total	**33,589.5**	**28,468.7**	**2,755.6**	**64,813.8**		**10,426.9**	**75,240.7**

							2003
	Belgium	*The Netherlands*	*Luxembourg*	***Benelux***	*United States*	*Rest of the world*	***Total***
Life							
- for own account	21,207.9	16,806.6	363.9	38,378.4	2,908.4	7,539.4	48,826.2
- for account of policyholders	6,728.7	7,636.9	1,760.8	16,126.4	3,011.2	1,126.2	20,263.8
Non-life	2,619.1	2,393.1	8.6	5,020.8	3,869.6	1,322.9	10,213.3
Total	**30,555.7**	**26,836.6**	**2,133.3**	**59,525.6**	**9,789.2**	**9,988.5**	**79,303.3**

							2002
	Belgium	*The Netherlands*	*Luxembourg*	***Benelux***	*United States*	*Rest of the world*	***Total***
Life							
- for own account	18,729.0	16,508.8	381.4	35,619.2	3,290.7	6,601.6	45,511.5
- for account of policyholders	6,529.1	6,437.7	1,159.4	14,126.2	3,236.7	1,086.1	18,449.0
Non-life	2,560.2	2,145.5	17.3	4,723.0	4,255.3	1,229.0	10,207.3
Total	**27,818.3**	**25,092.0**	**1,558.1**	**54,468.4**	**10,782.7**	**8,916.7**	**74,167.8**

Technical provisions of non-life insurance, net of reinsurance by line of business and by region is listed below.

					2004
	Accident and health	Motor	Fire	Other	Total
Belgium	1,158.3	602.2	408.2	485.2	2,653.9
The Netherlands	1,215.2	744.2	215.6	478.1	2,653.1
Luxembourg	0.5	0.0	5.3	4.9	10.7
Benelux	2,374.0	1,346.4	629.1	968.2	5,317.7
United States					
Rest of the world	18.0	811.5	161.9	136.5	1,127.9
Total	**2,392.0**	**2,157.9**	**791.0**	**1,104.7**	**6,445.6**

					2003
	Accident and health	Motor	Fire	Other	Total
Belgium	1,102.9	625.3	413.0	477.9	2,619.1
The Netherlands	1,114.5	670.6	210.5	397.5	2,393.1
Luxembourg	0.3		5.5	2.8	8.6
Benelux	2,217.7	1,295.9	629.0	878.2	5,020.8
United States	1,702.2			2,167.4	3,869.6
Rest of the world	30.1	940.0	195.5	157.3	1,322.9
Total	**3,950.0**	**2,235.9**	**824.5**	**3,202.9**	**10,213.3**

					2002
	Accident and health	Motor	Fire	Other	Total
Belgium	1,062.2	618.8	402.4	476.8	2,560.2
The Netherlands	1,000.7	624.7	207.0	313.1	2,145.5
Luxembourg	0.3		5.0	12.0	17.3
Benelux	2,063.2	1,243.5	614.4	801.9	4,723.0
United States	1,900.0			2,355.3	4,255.3
Rest of the world	23.2	887.5	172.7	145.6	1,229.0
Total	**3,986.4**	**2,131.0**	**787.1**	**3,302.8**	**10,207.3**

The roll-forward of the non-life provisions (claims outstanding), net of reinsurance is listed below.

	2004	*2003*
Balance at 1 January	**7,236.1**	**7,242.9**
Purchases and sales group companies	(2,474.7)	
Adjusted net opening balance	4,761.4	7,242.9
Claims and claims expense, net of reinsurance:		
- Provision attributable to prior years	(441.4)	(179.7)
- Provision attributable to current year	2,283.8	3,655.4
- Interest accrual of provision for disability losses	7.1	6.8
Total claims and claims expenses	1,849.5	3,482.5
Payment for claims and claims expense:		
- Attributable to the prior years	(574.4)	(1,092.0)
- Attributable to the current year	(855.1)	(1,785.0)
Total payment, net of reinsurance	(1,429.5)	(2,877.0)
Foreign currency translation adjustments	(179.8)	(506.2)
Other charges	6.4	(106.1)
Balance at 31 December	**5,008.0**	**7,236.1**

A8 Other liabilities

Other liabilities consists of:

	2004	*2003*	*2002*
Pensions and early retirement benefits	410.8	407.1	629.5
Taxes and other social security charges	599.5	437.7	390.7
Deferred tax liabilities	912.2	1,682.4	2,095.5
Deposits from reinsurers	331.8	413.1	433.6
Creditors arising from direct insurance operations [1]	843.2	630.3	462.6
Creditors arising from reinsurance operations [1]	182.0	102.7	140.8
Other provisions	62.2	136.1	144.2
Other [2]	2,676.1	4,212.1	3,061.9
Total	**6,017.8**	**8,021.5**	**7,358.8**

1) Liabilities arising from direct insurance and reinsurance operations have terms primarily of five years or less.
2) Other includes EUR 1,119.1 million (2003: EUR 884.4 million; 2002: EUR 1,040.0 million) payable to group companies.

A9 Convertible notes

This concerns convertible notes granted by Fortis ASR to Fortis ASR employees. Outstanding notes amounted to EUR 34,805 at year-end 2004 (2003: EUR 45,741).

A10 Subordinated liabilities

The table below gives a description of subordinated liabilities.

	2004	*2003*	*2002*
Loan from Fortis Insurance N.V. (General sector)			
Capital USD 499,850; 26-04-1999 / 27-04-2009; 7.892%			476.6
Capital Proceeds Trust I; 01-03-2000 / 01-03-2030; 8.48%			143.0
Capital Proceeds Trust II; 01-03-2000 / 01-03-2030; 8.40%			381.4
Loan from Fortis Finance N.V.: Perpetual cumulative			
subordinated bonds 2001; 6.625%.	540.0	540.0	540.0
Loan from Fortis Finance N.V. and maturing on 16-09-2006; 2.33%	50.0		
Perpetual loan from Fortis Brussels SA/NV with a coupon of 5.76%			
and 6.76% from 2005 onwards.	150.0	150.0	150.0
Mandatory redeemable preferred shares issued by Fortis			
for USD 200 million (200,000 shares with a par value of USD 1,000).			
The securities mature at 27-04-2009.		155.5	190.7
Third-party loan, convertible in Fortis shares at a price of EUR 33.56			
and maturing on 15-07-2005.	123.5	123.5	123.5
Loan from Fortis Bank SA/NV with a coupon of 4.10% and maturing on 30-06-2008	100.0	100.0	
Loan from Necigef and maturing on 31-12-2005; 3.00%	124.9		
Other subordinated liabilities denominated in various currencies with			
various interest rates and maturities.	146.4	267.8	256.0
Total subordinated liabilities	**1,234.8**	**1,336.8**	**2,261.2**

A11 Minority interests in group equity

Minority interest in group equity includes EUR 650.0 million of Trust Capital Securities issued by a Special Purpose Vehicle. This matter is described in detail in note 7 'Minority interests in group equity'.

A12 Off-balance-sheet transactions

To hedge interest rate exposure, the insurance operations have entered into a number of swap contracts. The nominal value of all contracts is EUR 480.0 million (2003: EUR 1,568.6 million; 2002: EUR 621.1 million) and the positive replacement value is EUR 128.5 million (2003: EUR 95.0 million; 2002: EUR 33.9 million).

A13 Insurance premiums

The table below reflects the insurance premiums broken down into life insurance and non-life insurance.

	2004	*2003*	*2002*
Life insurance:			
Gross premiums	9,089.5	9,531.1	9,754.3
Ceded reinsurance premiums	(54.6)	(125.9)	(155.1)
Net premiums	9,034.9	9,405.2	9,599.2
Non-life insurance:			
Gross premiums written	5,176.1	11,286.2	11,858.5
Ceded reinsurance premiums	(746.2)	(2,302.0)	(2,706.8)
Net premiums	4,429.9	8,984.2	9,151.7
Change in provision for unearned premiums	(105.7)	(201.2)	(170.8)
Change in provision for ceded unearned premiums	37.0	(46.2)	(85.4)
Net premiums earned	4,361.2	8,736.8	8,895.5
Total net premiums earned	**13,396.1**	**18,142.0**	**18,494.7**

Life insurance

The table below provides information on life insurance premiums.

	2004	*2003*	*2002*
Individual premiums	7,260.6	7,659.0	7,192.2
Premiums under group contracts	1,828.9	1,872.1	2,562.1
Gross premiums	**9,089.5**	**9,531.1**	**9,754.3**
Periodic premiums	3,957.5	4,284.6	4,291.8
Single premiums	5,132.0	5,246.5	5,462.5
Gross premiums	**9,089.5**	**9,531.1**	**9,754.3**
Premiums from:			
Non-bonus contracts	1,561.5	2,211.8	2,919.4
Bonus contracts	5,031.5	4,963.8	4,562.5
Contracts where policyholders bear investment risk	2,496.5	2,355.5	2,272.4
Gross premiums	**9,089.5**	**9,531.1**	**9,754.3**

Individual contracts:			
- Periodic premiums	2,077.2	2,124.9	2,250.3
- Single premiums	3,004.4	3,486.3	2,912.3
Premiums group contracts	1,511.4	1,564.4	2,319.3
Investment-linked premiums	2,496.5	2,355.5	2,272.4
Gross premiums	**9,089.5**	**9,531.1**	**9,754.3**

Non-life insurance

The table below provides details by region of earned net non-life insurance premiums.

				2004
	Accident and health	*Motor*	*Fire*	*Other*
Belgium	294.4	357.7	331.0	144.7
The Netherlands	759.9	519.1	341.1	374.4
Luxembourg	0.8	0.0	7.8	1.8
Benelux	1,055.1	876.8	679.9	520.9
United States	209.0			165.6
Rest of the world	58.2	538.4	182.6	74.7
Total	**1,322.3**	**1,415.2**	**862.5**	**761.2**

				2003
	Accident and health	*Motor*	*Fire*	*Other*
Belgium	292.7	349.2	312.5	141.2
The Netherlands	699.0	523.8	316.9	367.2
Luxembourg	0.7		7.6	2.0
Benelux	992.4	873.0	637.0	510.4
United States	2,731.0			2,001.9
Rest of the world	71.6	637.9	200.6	81.0
Total	**3,795.0**	**1,510.9**	**837.6**	**2,593.3**

				2002
	Accident and health	*Motor*	*Fire*	*Other*
Belgium	286.4	304.3	294.7	132.1
The Netherlands	644.5	485.1	292.3	308.8
Luxembourg	0.4		6.9	2.3
Benelux	931.3	789.4	593.9	443.2
United States	3,064.3			2,096.1
Rest of the world	57.2	676.1	181.5	62.5
Total	**4,052.8**	**1,465.5**	**775.4**	**2,601.8**

A14 Results from financial transactions

The table below provides information on net results from financial transactions.

	2004	2003	2002
Gains from investments on behalf of policyholders (realised and unrealised)	1,255.6	1,365.2	96.3
Loss from investments on behalf of policyholders (realised and unrealised)	(238.4)	(342.9)	(3,515.3)
Total	**1,017.2**	**1,022.3**	**(3,419.0)**

	2004	2003	2002
Realised gains on sale of investments	505.8	1,107.8	539.1
Realised losses on sale of investments	(443.6)	(2,101.2)	(1,240.7)
Total	**62.2**	**(993.4)**	**(701.6)**

A15 Other revenues

The table below provides information on other revenues.

	2004	2003	2002
Dividends from equity securities	171.7	245.5	348.4
Rental income land and buildings	528.5	510.5	419.6
Participations in investment pools	4.8	4.9	16.1
Other investments	9.5	15.3	82.1
Revenues from participating interests	108.3	25.5	15.6
Sales revenue project development	189.1	211.0	125.9
Other	200.1	490.3	533.8
Total	**1,212.0**	**1,503.0**	**1,541.5**

Land and buildings include rental income related to land and buildings rented to third parties amounting to EUR 487.3 million (2003: EUR 469.3 million; 2002: EUR 375.1 million). The remaining EUR 41.1 million (2003: EUR 41.2 million; 2002: EUR 44.6 million) relates to real estate in company use of which EUR 31.5 million (2003: EUR 31.8 million; 2002: EUR 35.4 million) relates to land and buildings in use by insurance companies and EUR 9.6 million (2003: EUR 9.4 million; 2002: EUR 9.1 million) relates to land and buildings in use by other Fortis companies.

Revenues from participating interests includes EUR 96.1 million, positive (2003: EUR 0.2 million, negative; 2002: EUR 4.4 million, positive) related to the share in the result of participating interest valued by the equity method held by the insurance operations.

A16 Technical charges insurance

The following table summarises the technical charges insurance.

	2004	*2003*	*2002*
Life insurance			
Benefits and surrenders, net of reinsurance:			
- Gross	5,816.6	6,119.9	6,474.6
- Reinsurers' share	(53.5)	(96.7)	(155.5)
	5,763.1	6,023.2	6,319.1
Changes in life insurance technical provisions:			
- Gross	4,976.2	5,289.6	1,234.3
- Reinsurers' share	355.4	(24.2)	(414.7)
- Other changes, net of reinsurance	0.9	12.8	(17.4)
	5,332.5	5,278.2	802.2
Bonuses and rebates, net of reinsurance	145.2	167.7	92.8
Other	17.4	6.5	6.2
Total life insurance	**11,258.2**	**11,475.6**	**7,220.3**
Non-life insurance			
Claims and claims paid:			
- Gross	2,835.4	6,098.1	6,536.2
- Reinsurers' share	(290.3)	(1,173.5)	(1,306.5)
	2,545.1	4,924.6	5,229.7
Changes in non-life insurance technical provisions:			
- Gross	436.0	665.2	664.8
- Reinsurers' share	(49.9)	(149.2)	(221.8)
- Other changes, net of reinsurance	6.8	1.1	1.0
	392.9	517.1	444.0
Bonuses and rebates, net of reinsurance	2.6	4.8	6.4
Change in equalisation provision	6.1	10.4	(20.5)
Other	14.0	19.6	16.2
Total non-life insurance	**2,960.7**	**5,476.5**	**5,675.8**
Total technical charges insurance	**14,218.9**	**16,952.1**	**12,896.1**

The net effect of reinsurance items associated with the life insurance operations are charged or credited to the profit and loss account. In 2004, the net effect amounts to EUR 352.2 million, positive (2003: EUR 8.5 million, negative; 2002: EUR 434.3 million, negative).

A17 Operating expenses

The following table provides information on operating expenses.

	2004	*2003*	*2002*
Wages and salaries	554.6	1,070.5	1,124.3
Social charges:			
- Pension and early retirement	82.1	121.2	146.0
- Other social charges	107.4	155.7	170.8
Depreciation and amortisation	45.7	80.1	88.8
Investment management	343.7	356.5	298.0
Commissions:			
- Life insurance	394.6	492.3	515.6
- Non-life insurance	907.7	2,654.1	2,809.1
Change in deferred acquisition costs	26.0	(29.8)	(137.0)
Reinsurance commission and profit participation	(139.1)	(747.3)	(881.9)
Project development costs	137.6	181.9	104.8
Other	251.7	805.6	874.1
Total	**2,712.0**	**5,140.8**	**5,112.6**

Wages and salaries include an amount of EUR 12.3 million (2003: EUR 18.9 million; 2002: EUR 18.9 million) in respect of commissions paid to salaried agents.

Investment management and technical charges insurance (see A16) include EUR 68.6 million related to salaries and social charges (2003: EUR 118.6 million; 2002: EUR 118.9 million).

A18 Reconciliation of technical accounts

In compliance with statutory requirements, the tables below present the technical result life, technical result non-life and non-technical accounts.

Technical result life

	2004	2003	2002
Insurance premiums	9,034.9	9,405.1	9,599.1
Allocated investment result, from non-technical account	3,681.6	3,856.2	(589.9)
Other technical income, net of reinsurance	7.2	6.9	1.6
Other income	305.2	384.6	322.6
	3,994.0	4,247.7	(265.7)
Benefits and surrenders, net of reinsurance	5,763.1	6,023.2	6,319.1
Changes in technical provisions	5,332.5	5,278.2	802.2
Bonuses and rebates, net of reinsurance	145.2	167.8	92.8
Operating expenses:			
- Acquisition costs	494.1	640.6	675.5
- Change in deferred acquisition costs	36.8	47.7	(5.1)
- Administrative expenses	335.7	461.6	508.1
- Reinsurance commissions and profit participation	(5.3)	(13.1)	(19.9)
	861.3	1,136.8	1,158.6
Other technical charges, net of reinsurance	17.4	6.5	6.2
Other charges	171.8	218.8	137.6
Result technical account life insurance before taxation	**737.6**	**821.5**	**816.9**

Technical result non-life

	2004	2003	2002
Insurance premiums	4,361.2	8,736.8	8,895.5
Allocated investment result from non-technical account	334.2	488.3	558.5
Other technical income, net of reinsurance	11.4	12.1	13.9
Other income	65.5	297.8	316.8
	411.1	798.2	889.2
Claims, net of reinsurance:			
- Claims paid, gross	2,835.4	6,098.1	6,536.2
- Reinsurers' share	(290.3)	(1,173.5)	(1,306.5)
	2,545.1	4,924.6	5,229.7
- Change in provision for claims, gross	436.0	665.2	664.8
- Reinsurers' share	(49.9)	(149.1)	(221.8)
	2,931.2	5,440.7	5,672.7
Change in other technical provisions, net of reinsurance	6.8	1.1	1.0
Bonuses and rebates, net of reinsurance	2.6	4.8	6.4
Operating expenses:			
- Acquisition costs	1,120.9	2,919.2	3,004.8
- Change in deferred acquisition costs	(10.8)	(77.5)	(131.9)
- Administrative expenses	359.4	1,317.3	1,558.3
- Reinsurance commissions and profit participation	(133.8)	(734.2)	(862.0)
	1,335.7	3,424.8	3,569.2
Other technical charges, net of reinsurance	14.0	19.5	16.1
Change in equalisation provision	6.1	10.4	(20.5)
Other charges	10.0	16.8	7.1
Result technical account non-life insurance before taxation	**465.9**	**616.9**	**532.7**

The following table presents the technical result by region.

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
							2004
Life	428.6	289.4	7.9	725.9	4.3	7.4	737.6
Non-life	185.0	184.0	1.4	370.4	22.1	73.4	465.9
Total	**613.6**	**473.4**	**9.3**	**1,096.3**	**26.4**	**80.8**	**1,203.5**

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
							2003
Life	413.7	264.7	2.5	680.9	118.2	22.4	821.5
Non-life	199.0	56.4	1.1	256.5	282.7	77.7	616.9
Total	**612.7**	**321.1**	**3.6**	**937.4**	**400.9**	**100.1**	**1,438.4**

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
							2002
Life	372.9	278.5	7.1	658.5	167.7	(9.3)	816.9
Non-life	104.3	49.5	1.5	155.3	300.6	76.8	532.7
Total	**477.2**	**328.0**	**8.6**	**813.8**	**468.3**	**67.5**	**1,349.6**

The following table reflects the technical result non-life by line of business and by region.

2004	Accident and health	Motor	Fire	Other	Total
Belgium	35.8	78.6	52.6	18.0	185.0
The Netherlands	135.4	1.5	53.5	(6.4)	184.0
Luxembourg	0.1	0.0	1.9	(0.6)	1.4
Benelux	171.3	80.1	108.0	11.0	370.4
United States	10.0			12.1	22.1
Rest of the world	2.1	41.3	26.1	3.9	73.4
Total	**183.4**	**121.4**	**134.1**	**27.0**	**465.9**

2003	Accident and health	Motor	Fire	Other	Total
Belgium	59.6	68.4	59.4	11.6	199.0
The Netherlands	90.6	(23.4)	10.0	(20.8)	56.4
Luxembourg	0.2	0.0	0.9	0.0	1.1
Benelux	150.4	45.0	70.3	(9.2)	256.5
United States	184.9			97.8	282.7
Rest of the world	3.8	56.2	6.9	10.8	77.7
Total	**339.1**	**101.2**	**77.2**	**99.4**	**616.9**

2002	Accident and health	Motor	Fire	Other	Total
Belgium	40.2	27.5	29.2	7.4	104.3
The Netherlands	69.0	(14.6)	2.1	(7.0)	49.5
Luxembourg	0.0	(0.0)	0.7	0.8	1.5
Benelux	109.2	12.9	32.0	1.2	155.3
United States	180.0			120.6	300.6
Rest of the world	5.7	80.6	(7.7)	(1.8)	76.8
Total	**294.9**	**93.5**	**24.3**	**120.0**	**532.7**

Ratios

The ratios by region are:

2004

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Claims ratio	59.0	63.1	37.2	61.6	53.3	72.0	62.9
Expense ratio	36.8	33.9	48.9	35.0	48.5	28.7	34.9
Combined ratio	95.8	97.0	86.1	96.6	101.8	100.7	97.8

2003

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Claims ratio	57.3	65.5	39.9	62.4	55.0	71.3	59.4
Expense ratio	36.8	34.7	52.1	35.5	49.0	28.9	42.1
Combined ratio	94.1	100.2	92.0	97.9	104.0	100.2	101.5

2002

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Claims ratio	66.5	66.5	27.0	66.4	55.2	71.9	60.5
Expense ratio	38.2	36.3	62.1	37.1	49.7	28.0	43.4
Combined ratio	104.7	102.8	89.1	103.5	104.9	99.9	103.9

Claims ratio: the cost of claims, net of reinsurance in non-life, as a percentage of the earned premiums, excluding the internal costs of handling non-life claims.

Expense ratio: expenses, i.e. costs plus net commissions charged to the financial year, less internal investment costs as a percentage of the earned premiums, net of reinsurance. The expense ratio is used for non-life insurance companies only.

Combined ratio: the sum of the claims ratio and the expense ratio. The combined ratio does not take account of commissions received.

Non-technical account

	2004	*2003*	*2002*
Investment income:			
- Land and buildings	528.5	510.5	419.6
- Participating interests	108.3	25.5	15.6
- Other investments	2,977.5	3,733.7	3,737.9
- Investments on behalf of policyholders	369.9	322.6	460.6
Value re-adjustments on investments	0.6	7.1	3.6
Realised gains on investments	505.8	1,107.8	539.1
Realised / unrealised gains on investments			
on behalf of policyholders	1,255.7	1,365.2	96.3
	5,746.3	7,072.4	5,272.7
Administrative expenses and interest charges	772.0	1,132.6	1,047.1
Value adjustments on investments	20.2	6.3	2.5
Realised losses on investments	443.6	2,101.2	1,240.7
Realised / unrealised losses on investments			
on behalf of policyholders	238.6	342.9	3,515.3
	1,474.4	3,583.0	5,805.6
Result on investment	4,271.9	3,489.4	(532.9)
Allocated investment result,			
to technical accounts:			
- Life insurance	3,681.6	3,856.2	(589.9)
- Non-life insurance	334.2	488.3	558.4
	4,015.8	4,344.5	(31.5)
Result on investment non-technical account	256.1	(855.1)	(501.4)
Other income			4.8
Other charges			1.9
			2.9
Result non-technical account before taxation	**256.1**	**(855.1)**	**(498.5)**

A19 Financial information about non-life insurance

The table below provides financial information on the non-life insurance business activities by line of business.

	Gross premiums written	*Gross premiums earned*	*Gross claims incurred*	*Gross operating expenses*	*Reinsurance balance* [1]
2004					
Accident and health	1,670.0	1,628.8	1,170.4	357.7	(45.0)
Motor, third-party	775.1	776.0	551.3	211.4	(4.7)
Motor, other lines	659.6	657.8	470.1	171.3	(7.3)
Marine, aviation and transport	215.5	202.3	141.0	46.5	(6.5)
Fire and other damage to property	998.0	987.1	459.6	367.4	(92.5)
Liability	309.0	302.2	205.0	102.1	(22.6)
Legal aid	50.6	50.0	33.1	15.8	(6.9)
Assistance	19.5	20.5	15.0	3.2	0.6
Miscellaneous	478.9	445.6	225.9	196.1	(48.4)
Total	**5,176.2**	**5,070.3**	**3,271.4**	**1,471.5**	**(233.3)**
2003					
Accident and health	4,308.7	4,284.4	3,109.2	1,171.4	15.6
Motor, third-party	820.0	813.8	615.3	214.7	1.4
Motor, other lines	722.1	719.0	490.9	203.6	0.8
Marine, aviation and transport	189.8	191.5	147.6	43.3	(10.4)
Fire and other damage to property	1,038.0	1,010.2	519.5	387.6	(76.7)
Liability	284.5	272.1	181.5	95.7	(17.0)
Legal aid	41.7	41.5	23.7	10.6	(8.9)
Assistance	19.4	19.3	14.4	3.1	0.6
Miscellaneous [2]	3,862.0	3,733.2	1,661.1	2,023.4	(202.4)
Total	**11,286.2**	**11,085.0**	**6,763.2**	**4,153.4**	**(297.0)**
2002					
Accident and health	4,614.2	4,599.1	3,378.9	1,272.3	(24.6)
Motor, third-party	777.1	775.1	590.1	202.8	(5.1)
Motor, other lines	742.8	731.0	529.4	201.1	7.9
Marine, aviation and transport	169.6	161.0	130.2	40.5	0.4
Fire and other damage to property	963.2	949.2	593.5	364.5	(42.0)
Liability	249.3	242.3	187.6	87.1	3.9
Legal aid	40.2	40.6	22.2	10.0	(6.0)
Assistance	18.1	18.3	14.8	3.0	0.6
Miscellaneous [2]	4,284.0	4,171.2	1,754.2	2,259.2	(327.6)
Total	**11,858.5**	**11,687.8**	**7,200.9**	**4,440.5**	**(392.5)**

1) Represents net effect of reinsurance items recorded in the profit and loss account. A negative number means a charge to Fortis.

2) 'Miscellaneous' concerns mainly credit-related insurance in the United States.

Balance sheet banking

	Note	***31-12-2004***	*31-12-2003*	*31-12-2002*
Assets				
Cash	B1	**4,144.7**	6,890.0	3,290.7
Trading securities	B2	**37,870.9**	23,458.2	14,518.2
Investments	B3	**108,565.5**	103,799.7	89,978.6
Loans and advances to credit institutions	B4	**71,721.0**	77,980.9	82,282.8
Loans and advances to customers	B5	**206,400.5**	174,402.0	158,591.1
Prepayments and accrued income		**38,639.6**	27,000.7	26,652.2
Other assets	B6	**16,816.3**	10,447.4	10,067.5
Total assets		**484,158.5**	423,978.9	385,381.1
Liabilities				
Amounts owed to credit institutions	B7	**118,119.1**	109,036.2	98,772.6
Amounts owed to customers	B8	**227,550.4**	201,805.2	179,566.4
Debt certificates	B10	**42,141.6**	37,938.5	40,230.3
Accruals and deferred income		**37,343.4**	26,628.3	25,299.7
Other liabilities	B11	**36,135.6**	27,195.6	20,565.1
Subordinated liabilities	B12	**10,233.9**	9,566.7	9,524.1
		471,524.0	412,170.5	373,958.2
Fund for general banking risks	B13	**2,198.4**	2,209.1	2,215.0
Minority interest in group equity	B14	**734.2**	934.7	954.3
Net equity		**9,701.9**	8,664.6	8,253.6
Group equity		**10,436.1**	9,599.3	9,207.9
Total liabilities		**484,158.5**	423,978.9	385,381.1

Profit and loss account banking

	Note	2004	2003	2002
Revenues:				
Interest income		**38,878.8**	23,751.0	23,373.3
Commissions and fees	B18	**1,977.6**	1,801.6	1,860.7
Results from financial transactions [1]	B19	**612.2**	852.4	809.9
Other revenues	B20	**880.1**	749.6	726.7
Total revenues		**42,348.7**	27,154.6	26,770.6
Interest expense	B21	**(34,291.3)**	(19,370.9)	(18,961.5)
Total revenues, net of interest expense	B17	**8,057.4**	7,783.7	7,809.1
Value adjustments	B22	**(227.2)**	(761.7)	(732.3)
Net revenues		**7,830.2**	7,022.0	7,076.8
Operating expenses	B23	**(5,167.7)**	(5,128.1)	(5,168.2)
Operating result before taxation		**2,662.5**	1,893.9	1,908.6
Taxation		**(680.0)**	(448.9)	(591.5)
Operating group profit		**1,982.5**	1,445.0	1,317.1
Minority interests		**54.0**	55.2	64.6
Net operating profit before value differences		**1,928.5**	1,389.8	1,252.5
Value differences on the equity portfolio [2]		**41.4**	56.2	(97.7)
Net operating profit		**1,969.9**	1,446.0	1,154.8
Non-operating items after taxation		**(114.9)**	49.2	138.0
Net profit		**1,855.0**	1,495.2	1,292.8
Net interest income		**4,587.5**	4,380.1	4,411.8

1) *Including the results of hedging transactions and total realised gains.*
2) *Including the unrealised value differences on the equity portfolio.*

Notes to the balance sheet and profit and loss account banking

B1 Cash

Cash includes legal tender and balances at central banks that are repayable on demand. Certain cash balances are subject to restrictions, including reserve requirements set by the European Central Bank. At 31 December 2004 an amount of EUR 2,103.5 million was subject to withdrawal and usage restrictions (2003: EUR 5,711.6 million; 2002: EUR 1,795.6 million).

B2 Trading securities

The table below reflects the composition of trading securities.

	2004	*2003*	*2002*
Debt securities	22,065.6	19,282.0	10,886.0
Equity securities	15,805.3	4,176.2	3,632.2
Total	**37,870.9**	**23,458.2**	**14,518.2**

As per 31 December 2004 equity securities include EUR 122.2 million of Fortis shares (2003: EUR 73.3 million; 2002: EUR 83.3 million). Nearly all securities of the trading portfolio are listed.

B3 Investments

The composition of investments at 31 December is as follows:

	2004	*2003*	*2002*
Treasury bills	30.0	27.0	225.2
Debt securities	105,106.2	100,546.4	85,978.6
Equity securities	1,483.5	1,267.0	1,820.5
	106,619.7	101,840.4	88,024.3
Investments in real estate	1,945.8	1,959.3	1,954.3
Total	**108,565.5**	**103,799.7**	**89,978.6**

Debt securities and other fixed-income securities can be further analysed as follows:

	2004	2003	2002
Public bodies issued	71,806.9	73,889.3	62,951.2
Other borrowers	33,299.3	26,657.1	23,027.4
Total	**105,106.2**	**100,546.4**	**85,978.6**
Listed [1]	77,692.0	78,728.5	70,864.3
Unlisted	27,414.2	21,817.9	15,114.3
Total	**105,106.2**	**100,546.4**	**85,978.6**

1) Fair value is EUR 79,564.0 million (2003: EUR 80,238.6 million; 2002: EUR 73,256.6 million).

Of the debt securities and other fixed-income securities an amount of EUR 19,381.2 million is due next year (2003: EUR 18,610.9 million; 2002: EUR 23,098.3 million). Debt securities and other fixed-income securities include an amount of EUR 1,637.9 million of subordinated loans (2003: EUR 351.3 million; 2002: EUR 227.6 million).

Equity securities can be further detailed as follows:

	2004	2003	2002
Listed	462.2	465.3	970.7
Unlisted	1,021.3	801.7	849.8
Total	**1,483.5**	**1,267.0**	**1,820.5**

Equity securities do not include Fortis shares in 2004 (2003: EUR 12.4 million; 2002: EUR 14.1 million).

The table below reflects the roll-forward of investments in banking.

	2004			2003		
	Debt securities and other fixed income securities	*Equity securities*	*Land and buildings*	*Debt securities and other fixed income securities*	*Equity securities*	*Land and buildings*
Opening balance at 1 January	**100,546.4**	**1,267.0**	**1,959.3**	**85,978.6**	**1,820.5**	**1,954.3**
Acquisitions and sales group companies	(298.8)	(2.9)	(7.9)	(118.9)	(427.4)	(11.3)
Purchases	40,030.6	428.7	41.7	67,673.0	445.1	34.7
Book value of sales and redemptions	(34,533.4)	(246.7)	(40.2)	(51,194.8)	(566.0)	(67.2)
Revaluations		63.0	(15.8)		1.0	74.8
Unrealised capital gains / losses included in P&L		(14.4)	(2.8)		13.4	
Exchange rate differences	(824.9)	(18.8)	0.9	(1,786.9)	(29.5)	(28.7)
Reclassifications	186.3	7.6	10.6	(4.6)	9.9	2.7
Closing balance at 31 December	**105,106.2**	**1,483.5**	**1,945.8**	**100,546.4**	**1,267.0**	**1,959.3**
Purchase price		1,415.6	1,843.6		1,271.9	1,841.4
Fair value	107,949.9			102,128.6		
Redemption value	104,319.4			99,285.5		

Investment securities

The following table reflects the amortised cost (cost in the case of equity securities) and the approximate fair value at 31 December of investments in debt securities and other fixed-income securities and equity securities.

				2004
	Amortised cost or cost	*Gross unrealised gains*	*Gross unrealised losses*	*Fair value*
Belgian government	17,071.2	700.1	(4.1)	17,767.2
Dutch government	7,891.3	225.7	(1.5)	8,115.5
U.S. government	641.6	2.0	(0.1)	643.5
German government	5,693.6	166.0	(0.4)	5,859.2
Spanish government	2,895.4	191.0	(0.3)	3,086.1
Italian government	19,617.2	442.7	(0.1)	20,059.8
French government	4,709.8	253.2	(0.3)	4,962.7
Other governments	13,287.0	527.5	(17.7)	13,796.8
Companies	4,723.4	123.8	(6.2)	4,841.0
Banking	13,799.0	194.5	(9.7)	13,983.8
Mortgage-backed securities	7,440.8	28.9	(1.3)	7,468.4
Other asset-backed securities	6,043.5	22.8	(14.1)	6,052.2
Other debt securities and fixed income securities	1,292.4	25.0	(3.7)	1,313.7
Total debt securities and other fixed-income securities	105,106.2	2,903.2	(59.5)	107,949.9
Equity securities	1,415.6	116.3	(48.5)	1,483.4
Total investment securities	**106,521.8**	**3,019.5**	**(108.0)**	**109,433.3**

				2003
	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Fair value
Belgian government	18,519.1	660.6	(38.9)	19,140.8
Dutch government	6,827.1	172.6	(38.1)	6,961.6
U.S. government	3,285.0	16.0	(11.4)	3,289.6
German government	4,984.0	43.4	(52.9)	4,974.5
Spanish government	3,583.5	121.5	(14.4)	3,690.6
Italian government	23,721.1	300.9	(63.9)	23,958.1
French government	4,059.3	101.8	(34.2)	4,126.9
Other governments	8,910.3	241.9	(63.8)	9,088.4
Companies	5,758.6	95.3	(14.4)	5,839.5
Banking	10,453.9	217.7	(17.2)	10,654.4
Mortgage-backed securities	5,179.7	8.5	(9.9)	5,178.3
Other asset-backed securities	4,352.4	9.0	(42.8)	4,318.6
Other debt securities and fixed income securities	912.4	21.1	(26.2)	907.3
Total debt securities and other fixed-income securities	100,546.4	2,010.3	(428.1)	102,128.6
Equity securities	1,261.5	79.3	(73.8)	1,267.0
Total investment securities	**101,807.9**	**2,089.6**	**(501.9)**	**103,395.6**

				2002
	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Fair value
Belgian government	19,634.4	939.3	(7.3)	20,566.4
Dutch government	8,120.9	239.3		8,360.2
U.S. government	2,365.4	13.9	(1.0)	2,378.3
German government	3,596.3	59.0	(0.1)	3,655.2
Spanish government	7,422.7	159.2	(0.9)	7,581.0
Italian government	12,301.1	347.9	(0.5)	12,648.5
French government	2,779.3	57.7	(0.6)	2,836.4
Other governments	6,731.3	295.5	(20.9)	7,005.9
Companies	8,004.2	98.2	(22.8)	8,079.6
Banking	7,697.0	273.2	(12.8)	7,957.4
Mortgage-backed securities	3,485.6	0.8	(0.3)	3,486.1
Other asset-backed securities	2,303.3	0.6	(30.6)	2,273.3
Other debt securities and fixed income securities	1,537.1	10.9	(5.2)	1,542.8
Total debt securities and other fixed-income securities	85,978.6	2,495.5	(103.0)	88,371.1
Equity securities	1,888.1	105.3	(172.9)	1,820.5
Total investment securities	**87,866.7**	**2,600.8**	**(275.9)**	**90,191.6**

The following table presents the maturities and related carrying and fair value of debt securities and other fixed-income securities and treasury bills at 31 December 2004.

	Carrying value	Fair value
Due in one year or less	19,411.2	19,793.7
Due from one year to five years	39,015.2	39,835.4
Due from five years to ten years	29,491.0	30,592.4
Due after ten years	17,218.9	17,758.2
Total	**105,136.3**	**107,979.7**

Investments in land and buildings

The table below is a summary of investments in land and buildings.

	2004	*2003*	*2002*
Land and buildings in company use	1,883.7	1,927.6	1,854.0
Other land and buildings	62.1	31.7	100.3
Investments in land and buildings	**1,945.8**	**1,959.3**	**1,954.3**
Costprice land and buildings	1,843.6	1,841.4	1,934.1

The following table provides information on land and buildings by valuation date.

	2004	*2003*	*2002*
2004	565.2		
2003	833.7	1,190.2	
2002	546.9	769.1	1,465.4
2001			488.9
2000			
1999			
1998			
	1,945.8	**1,959.3**	**1,954.3**

B4 Loans and advances to credit institutions

The following table provides information on loans and advances to credit institutions in the balance sheet.

				2004
	Belgium	*The Netherlands*	*Other*	*Total*
Current and other bank accounts	103.2	209.6	10,131.1	10,443.9
Interest bearing deposits	1,176.7	706.5	7,468.7	9,351.9
Securities purchased under resale agreements	1,812.0	319.4	47,625.8	49,757.2
Other	6.5	1,260.1	937.8	2,204.4
Gross amount	3,098.4	2,495.6	66,163.4	71,757.4
Allowance for credit losses	(18.3)	(0.9)	(17.2)	(36.4)
Net amount	**3,080.1**	**2,494.7**	**66,146.2**	**71,721.0**

				2003
	Belgium	*The Netherlands*	*Other*	*Total*
Current and other bank accounts	158.8	858.4	3,664.0	4,681.2
Interest bearing deposits	587.5	4,185.7	14,865.0	19,638.2
Securities purchased under resale agreements	2,148.2	59.2	45,540.9	47,748.3
Other	2,185.5	221.5	3,554.3	5,961.3
Gross amount	5,080.0	5,324.8	67,624.2	78,029.0
Allowance for credit losses	(22.4)	(1.3)	(24.4)	(48.1)
Net amount	**5,057.6**	**5,323.5**	**67,599.8**	**77,980.9**

				2002
	Belgium	*The Netherlands*	*Other*	*Total*
Current and other bank accounts	165.3	1,999.2	8,242.1	10,406.6
Interest bearing deposits	1,547.1	1,244.5	19,071.3	21,862.9
Securities purchased under resale agreements	1,837.3	250.4	46,672.7	48,760.4
Other	11.2	332.8	1,057.0	1,401.0
Gross amount	3,560.9	3,826.9	75,043.1	82,430.9
Allowance for credit losses	(114.8)		(33.3)	(148.1)
Net amount	**3,446.1**	**3,826.9**	**75,009.8**	**82,282.8**

The geographic analysis of loans and advances to credit institutions is primarily based on the domicile of the operating company.

B5 Loans and advances to customers

The following table provides information on loans and advances to customers.

				2004
	Belgium	*The Netherlands*	*Other*	*Total*
Gross amount	76,361.5	72,335.2	60,056.0	208,752.7
Allowance for credit losses	(1,087.1)	(511.4)	(753.7)	(2,352.2)
Net amount	**75,274.4**	**71,823.8**	**59,302.3**	**206,400.5**
Public sector	4,547.0	615.1	399.9	5,562.0
Private sector:				
- Corporate				
- Guaranteed by government authorities	570.4		275.6	846.0
- Other receivables	48,091.5	31,287.4	52,955.9	132,334.8
Subtotal	48,661.9	31,287.4	53,231.5	133,180.8
- Retail				
- Secured by mortgages	19,486.2	37,173.0	2,731.3	59,390.5
- Other receivables	2,579.3	2,748.3	2,939.6	8,267.2
Subtotal	22,065.5	39,921.3	5,670.9	67,657.7
Net amount	**75,274.4**	**71,823.8**	**59,302.3**	**206,400.5**

				2003
	Belgium	*The Netherlands*	*Other*	*Total*
Gross amount	79,028.0	57,946.3	40,302.6	177,276.9
Allowance for credit losses	(1,293.1)	(695.4)	(886.4)	(2,874.9)
Net amount	**77,734.9**	**57,250.9**	**39,416.2**	**174,402.0**
Public sector	3,896.9	200.4	436.2	4,533.5
Private sector:				
- Corporate				
- Guaranteed by government authorities	456.1		214.7	670.8
- Other receivables	50,833.4	19,866.0	34,107.1	104,806.5
Subtotal	51,289.5	19,866.0	34,321.8	105,477.3
- Retail				
- Secured by mortgages	18,565.2	34,077.4	3,214.7	55,857.3
- Other receivables	3,983.3	3,107.1	1,443.5	8,533.9
Subtotal	22,548.5	37,184.5	4,658.2	64,391.2
Net amount	**77,734.9**	**57,250.9**	**39,416.2**	**174,402.0**

	Belgium	The Netherlands	Other	Total
				2002 [1]
Gross amount	73,559.0	50,077.3	37,747.0	161,383.3
Allowance for credit losses	(1,174.3)	(636.0)	(981.9)	(2,792.2)
Net amount	**72,384.7**	**49,441.3**	**36,765.1**	**158,591.1**
Public sector	4,219.8	454.4	101.1	4,775.3
Private sector:				
- Corporate				
- Guaranteed by government authorities	470.2		189.6	659.8
- Other receivables	46,301.6	21,291.6	32,141.4	99,734.6
Subtotal	46,771.8	21,291.6	32,331.0	100,394.4
- Retail				
- Secured by mortgages	17,550.1	24,521.6	2,852.7	44,924.4
- Other receivables	3,843.0	3,173.7	1,480.3	8,497.0
Subtotal	21,393.1	27,695.3	4,333.0	53,421.4
Net amount	**72,384.7**	**49,441.3**	**36,765.1**	**158,591.1**

1) *Loans and advances to customers are recorded for the full gross amount as from 2003. Comparable figures for gross amounts and the provision for loan losses have been adjusted accordingly.*

The geographic analysis of loans and advances to customers is primarily based on the domicile of the Fortis operating company.

The table below presents analysis of the change in the allowance for loan losses.

	2004	2003
Balance at 1 January	**2,923.0**	**2,940.3**
Purchases and sales group companies	2.0	19.7
Write-offs	(518.9)	(515.9)
Value adjustments on loans	165.4	676.9
Exchange rate and other adjustments	(182.9)	(198.0)
Balance at 31 December	**2,388.6**	**2,923.0**
Composed of:		
- Loans and advances to credit institutions	36.4	48.1
- Loans and advances to customers	2,352.2	2,874.9
	2,388.6	**2,923.0**

The provision for loan losses includes an amount of EUR 141.4 million related to country risks (2003: EUR 189.6 million; 2002: EUR 215.0 million).

The total amount of loans and advances to customers and credit institutions at 31 December 2004 which may be impossible to collect fully is EUR 5,587.8 million (2003: EUR 6,788.4 million; 2002: EUR 7,118.8 million). The related amount of provisions is EUR 2,240.2 million (2003: EUR 2,735.1 million; 2002: EUR 2,501.7 million). The difference between the outstanding amount and the provision is covered by the value of the collateral or expected cash flows.

B6 Other assets

Other assets consists of the following:

	2004	*2003*	*2002*
Participating interests valued by equity method	576.2	271.3	312.3
Other participating interests:			
- Participating interests	842.6	513.4	497.5
- Receivable from participating interests	9.5	10.5	9.3
Total participating interests	1,428.3	795.2	819.1
Other tangible fixed assets	747.3	793.5	806.2
Receivables arising from banking operations	10,585.9	5,453.3	5,661.2
Assets held for lease	2,625.8	1,885.0	1,562.3
Deferred tax	133.6	373.7	447.1
Other	1,295.4	1,146.7	771.6
Total	**16,816.3**	**10,447.4**	**10,067.5**

Other tangible fixed assets consists mainly of data processing systems, office equipment and motor vehicles.

B7 Amounts owed to credit institutions

The following table provides information on amounts owed to credit institutions in the balance sheet at 31 December.

				2004
	Belgium	*The Netherlands*	*Other*	*Total*
Demand deposits	3,465.5	609.2	918.9	4,993.6
Time deposits	31,828.7		11,188.2	43,016.9
Securities sold under repurchase agreements	58,228.3	10,298.4	10.8	68,537.5
Other short-term borrowings	1,137.2	26.2	285.6	1,449.0
Other long-term debt	9.3	66.8	46.0	122.1
Other				
Total	**94,669.0**	**11,000.6**	**12,449.5**	**118,119.1**

	Belgium	The Netherlands	Other	2003 Total
Demand deposits	4,761.7	3,366.5	1,100.8	9,229.0
Time deposits	27,739.4	2,914.5	8,876.1	39,530.0
Securities sold under repurchase agreements	53,127.3	4,617.5	1,220.7	58,965.5
Other short-term borrowings	796.5	0.8	311.1	1,108.4
Other long-term debt	56.9	124.0	22.4	203.3
Other				
Total	**86,481.8**	**11,023.3**	**11,531.1**	**109,036.2**

	Belgium	The Netherlands	Other	2002 Total
Demand deposits	3,090.0	1,258.1	2,613.2	6,961.3
Time deposits	25,378.9	2,324.6	10,601.5	38,305.0
Securities sold under repurchase agreements	44,706.8	3,337.0	173.3	48,217.1
Other short-term borrowings	438.1	12.6	425.6	876.3
Other long-term debt	355.9	3,804.7	236.1	4,396.7
Other		16.2		16.2
Total	**73,969.7**	**10,753.2**	**14,049.7**	**98,772.6**

The geographic analysis of amounts owed to credit institutions is based on the location of the Fortis operating company.

B8 Amounts owed to customers

The following table provides information on amounts owed to customers at 31 December.

	Belgium	The Netherlands	Other	2004 Total
Demand deposits - non-interest bearing	1,906.4	33.8	1,324.7	3,264.9
Demand deposits - interest bearing	24,852.3	13,793.2	19,394.7	58,040.2
Savings deposits accounts	44,911.1	10,633.0	47.8	55,591.9
Time deposits	30,336.0	6,523.4	17,872.5	54,731.9
Securities sold under repurchase agreements	23,564.3		20,031.1	43,595.4
Other short-term borrowings		1,723.8	1,942.8	3,666.6
Long-term debt	20.4	7,793.3	2.1	7,815.8
Other	544.7	76.5	222.5	843.7
Total	**126,135.2**	**40,577.0**	**60,838.2**	**227,550.4**

	Belgium	The Netherlands	Other	2003 Total
Demand deposits - non-interest bearing	1,833.8	259.3	644.8	2,737.9
Demand deposits - interest bearing	23,925.9	13,637.8	17,259.1	54,822.8
Savings deposits accounts	40,688.8	10,466.0	31.0	51,185.8
Time deposits	24,180.3	5,679.4	19,573.9	49,433.6
Securities sold under repurchase agreements	24,512.2		3,618.0	28,130.2
Other short-term borrowings	80.9	1,576.7	488.9	2,146.5
Long-term debt	21.2	10,134.9	2.2	10,158.3
Other	2,538.6	135.5	516.0	3,190.1
Total	**117,781.7**	**41,889.6**	**42,133.9**	**201,805.2**

	Belgium	The Netherlands	Other	2002 Total
Demand deposits - non-interest bearing	1,549.2	32.9	356.6	1,938.7
Demand deposits - interest bearing	22,111.9	13,396.9	17,170.2	52,679.0
Savings deposits accounts	33,442.4	10,342.2	23.1	43,807.7
Time deposits	24,743.7	5,611.1	18,335.1	48,689.9
Securities sold under repurchase agreements	21,976.5		2,591.6	24,568.1
Other short-term borrowings	212.2	1,027.1	1,866.8	3,106.1
Long-term debt	32.5	358.8	2.6	393.9
Other	3,675.5	253.0	454.5	4,383.0
Total	**107,743.9**	**31,022.0**	**40,800.5**	**179,566.4**

The geographic analysis of amounts owed to customers is based on the location of the Fortis operating company.

B9 Securities purchased under resale agreements and securities sold under repurchase agreements

Securities purchased under resale agreements are included in loans and advances to credit institutions and loans and advances to customers. Securities sold under repurchase agreements are included in amounts owed to credit institutions and amounts owed to customers.

The following table provides information on Fortis's securities purchased under resale agreement activities.

	2004	2003	2002
Maximum amount outstanding at any month-end	172,367.1	74,450.0	68,795.3
Average amount outstanding	118,967.4	49,942.3	57,797.5

Securities underlying these agreements are managed by Fortis.

The following table provides information on Fortis's securities sold under repurchase agreement activities.

	2004	*2003*	*2002*
Maximum amount outstanding at any month-end	185,463.0	84,552.5	80,429.1
Average amount outstanding	131,689.5	64,708.5	69,491.1

Securities underlying these agreements are managed by the counterparties.

B10 Debt certificates

Debt certificates consist of debt securities and other fixed-income securities. As of 31 December 2004, of these securities an amount of EUR 26,209.6 million (2003: EUR 24,571.7 million; 2002: EUR 24,037.1 million) is repayable during the next financial year.

The following table provides information on debt certificates by nature of instrument and country of origin.

				2004
	Belgium	*The Netherlands*	*Other*	*Total*
Time deposits	14,825.7	5,347.0	13,206.3	33,379.0
Commercial paper			5,647.1	5,647.1
Long-term debt	79.3	472.5	2,563.7	3,115.5
Total	**14,905.0**	**5,819.5**	**21,417.1**	**42,141.6**

				2003
	Belgium	*The Netherlands*	*Other*	*Total*
Time deposits	17,760.2	1,353.1	9,628.1	28,741.4
Commercial paper			6,149.8	6,149.8
Long-term debt	120.3	567.2	2,359.8	3,047.3
Total	**17,880.5**	**1,920.3**	**18,137.7**	**37,938.5**

				2002
	Belgium	*The Netherlands*	*Other*	*Total*
Time deposits	21,562.5	901.3	4,524.4	26,988.2
Commercial paper			8,320.7	8,320.7
Long-term debt	3.2	1,893.0	3,025.2	4,921.4
Total	**21,565.7**	**2,794.3**	**15,870.3**	**40,230.3**

The geographic analysis of debt certificates is based on the location of the operating company.

B11 Other liabilities

Other liabilities consists of the following at 31 December:

	2004	2003	2002
Pensions and early retirement benefits	245.3	182.8	270.6
Taxes and other social security charges	621.6	576.6	735.8
Other provisions	1,250.0	1,226.2	1,418.2
Short position trading portfolio	22,390.4	17,148.0	10,645.2
Option premiums received in advance	7,744.7	5,914.1	5,043.5
Other	3,883.6	2,147.9	2,451.8
Total	**36,135.6**	**27,195.6**	**20,565.1**

Banking

Other provisions include an amount of EUR 83.2 million (2003: EUR 97.5 million; 2002: EUR 395.9 million) for the integration of banking activities and a provision of EUR 433.8 million (2003: EUR 385.5 million; 2002: EUR 273.5 million) for deferred taxes. Other liabilities include EUR 16.3 million of payables to group companies (2003: EUR 6.3 million; 2002: EUR 4.8 million).

B12 Subordinated liabilities

The following table gives a description of subordinated liabilities.

	2004	2003	2002
Notes (not covered by collateral)			
denominated in various currencies with an average interest rate			
of 5.53% (2003: 5.73%; 2002: 5.92%) and maturities through 2031	7,572.7	7,127.4	6,856.2
Perpetual loans denominated in various currencies with an average interest rate			
of 6.05% (2003: 6.02%; 2002: 5.76%)	661.2	679.3	907.9
Perpetual loan from Fortis Brussels SA/NV with a coupon of 6 month			
EURIBOR + 1.25% and + 2.75% from 2005 onwards.		760.0	760.0
Redeemable perpetual loan (Tier 1 loan), with an interest of 6.50%			
untill 26 September 2011 and Euro Reference Rate + 2.37% thereafter	1,000.0	1,000.0	1,000.0
Redeemable perpetual loan (Tier 1 loan), with an interest of 4.63%			
untill 27 October 2014 and three month Euro Reference Rate + 1.70% thereafter	1,000.0		
	10,233.9	**9,566.7**	**9,524.1**

In September 2001 Fortis Bank issued Redeemable Perpetual Cumulative Coupon Debt Securities for an amount of EUR 1 billion. The regulator considers the securities to be part of the Tier 1 capital of Fortis Bank and of Fortis Bank's shareholders' equity on a consolidated basis.

The securities are governed by a Support Agreement, in which Fortis SA/NV and Fortis N.V. jointly and severally agree to contribute to Fortis Bank any additional funds necessary for Fortis Bank to pay the coupon in the event of a dividend payment by Fortis SA/NV and Fortis N.V. on their ordinary or preference shares in the same period.

In order to accept the securities as constituting Tier 1 capital of Fortis Bank, the regulator requires that the sum of the dividend paid by Fortis SA/NV and Fortis N.V. on their ordinary and preference shares and of all amounts payable under the Support Agreement and similar agreements may not exceed the level of the aggregate distributable reserves of Fortis SA/NV and Fortis N.V.

To meet this condition, the Board of Directors has decided that dividend will not be paid on the ordinary shares, preference shares or other capital instruments (if applicable) unless the sum of the distributable reserves of both companies is sufficient to cover all dividend payments relating to their respective ordinary shares, preference shares and other capital instruments, as well as any amounts payable in the same financial year pursuant to their obligations under the Support Agreement.

B13 Fund for general banking risks

The following table reflects the movements in the fund for general banking risks.

	2004	*2003*
Balance at 1 January	**2,209.1**	**2,215.0**
Acquisition and sale group companies	(9.4)	(1.4)
Exchange rate differences	(1.3)	(4.5)
Balance at 31 December	**2,198.4**	**2,209.1**

B14 Minority interests in group equity

Minority interests in group equity includes preferred shares issued for financing purposes of EUR 450.0 million. More details can be found in note 7 'Minority interests in group equity'.

B15 Off-balance sheet items

The following table reflects the notional amount of derivative financial instruments outstanding at 31 December 2004, by term.

	One year or less	*Five years or less and more than one year*	*More than five years*	*Total*
				2004
Interest rate contracts				
OTC:				
- swaps	1,749,764.8	390,690.2	239,668.2	2,380,123.2
- forwards	16,576.1	25,859.6	636.6	43,072.3
- options	38,754.9	295,338.2	416,372.3	750,465.4
Exchange-traded:				
- forwards	13,914.2	2,903.5	5,374.9	22,192.6
- options	3,000.0	30.0	1,566.1	4,596.1
Subtotal	1,822,010.0	714,821.5	663,618.1	3,200,449.6
Currency contracts				
OTC:				
- swaps	188,202.0	10,873.1	1,882.1	200,957.2
- forwards	2,301.5			2,301.5
- options	27,253.8	7,776.9		35,030.7
Subtotal	217,757.3	18,650.0	1,882.1	238,289.4
Other contracts				
OTC	4,678.6	22,462.3	11,573.6	38,714.5
Exchange-traded	9,802.8	2,743.6	105.9	12,652.3
Subtotal	14,481.4	25,205.9	11,679.5	51,366.8
Total	**2,054,248.7**	**758,677.4**	**677,179.7**	**3,490,105.8**

Trading derivatives

Fortis uses derivative financial instruments on behalf of customers or for its own account. The following table reflects the notional amounts, positive fair values and negative fair values of trading derivative financial instruments at 31 December. All significant intercompany contracts have been excluded.

			2004
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	1,059,482.7	11,004.5	(12,817.3)
- forwards	36,593.8	65.5	(45.2)
- options	750,134.9	7,483.4	(7,123.1)
Exchange-traded:			
- forwards	21,954.7	0.5	(6.6)
- options	4,596.1		
Subtotal	1,872,762.2	18,553.9	(19,992.2)
Currency contracts			
OTC:			
- swaps	180,870.5	1,458.1	(1,669.5)
- forwards	2,301.5	13.0	(9.6)
- options	34,291.7	539.7	(459.9)
Subtotal	217,463.7	2,010.8	(2,139.0)
Other contracts			
OTC	33,544.0	3,501.8	(2,111.8)
Exchange-traded	12,652.3	146.7	(265.6)
Subtotal	46,196.3	3,648.5	(2,377.4)
Total	**2,136,422.2**	**24,213.2**	**(24,508.6)**

			2003
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	611,483.7	6,372.2	(6,373.6)
- forwards	35,082.2	400.3	(611.8)
- options	649,254.8	5,404.6	(5,201.9)
Exchange-traded:			
- forwards	23,589.1	40.1	(0.2)
- options	52,190.5	14.0	(15.3)
Subtotal	1,371,600.3	12,231.2	(12,202.8)
Currency contracts			
OTC:			
- swaps	153,298.7	1,329.3	(1,543.9)
- forwards	1,791.2	57.6	(70.9)
- options	27,674.4	571.6	(46.4)
Subtotal	182,764.3	1,958.5	(1,661.2)
Other contracts			
OTC	25,932.4	1,782.2	(2,634.6)
Exchange-traded	44,904.3	531.1	(93.8)
Subtotal	70,836.7	2,313.3	(2,728.4)
Total	**1,625,201.3**	**16,503.0**	**(16,592.4)**

Banking

			2002
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	431,201.2	6,259.7	(6,454.7)
- forwards	26,390.0	40.7	(57.2)
- options	500,089.4	2,908.1	(3,826.0)
Exchange-traded:			
- forwards	20,905.2	41.7	(1.2)
- options	18,856.5	12.6	(9.8)
Subtotal	997,442.3	9,262.8	(10,348.9)
Currency contracts			
OTC:			
- swaps	121,606.0	1,185.7	(1,196.2)
- forwards	2,128.9	155.4	(154.6)
- options	17,065.5	250.3	(97.0)
Subtotal	140,800.4	1,591.4	(1,447.8)
Other contracts			
OTC	29,268.1	2,027.7	(1,943.6)
Exchange-traded	38,467.4	161.7	(218.4)
Subtotal	67,735.5	2,189.4	(2,162.0)
Total	**1,205,978.2**	**13,043.6**	**(13,958.7)**

Gains/losses on derivative financial instruments represent the net amount earned from trading activities. The profitability of these trading activities depends largely on the volume and diversity of the transactions, the level of risk it is willing to assume and the volatility of price and rate movements.

Risk management derivatives

The following table reflects the notional amounts and fair values at 31 December of derivative financial instruments used for risk management. All significant intercompany contracts have been excluded.

			2004
	Notional amount	Positive fair value	Negative fair value
Interest rate contracts			
OTC:			
- swaps	1,320,640.5	1,094.6	(1,653.6)
- forwards	6,478.5	1.8	(0.8)
- options	330.5	0.2	(2.6)
Exchange-traded:			
- forwards	237.9	0.4	(0.3)
- options			
Subtotal	1,327,687.4	1,097.0	(1,657.3)
Currency contracts			
OTC:			
- swaps	20,086.7	300.5	(255.6)
- forwards			
- options	739.0	11.8	(0.0)
Subtotal	20,825.7	312.3	(255.6)
Other contracts			
OTC	5,170.5	30.5	(22.6)
Exchange-traded			
Subtotal	5,170.5	30.5	(22.6)
Total	**1,353,683.6**	**1,439.8**	**(1,935.5)**

			2003
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	646,232.8	892.8	(1,459.7)
- forwards	18,286.1	13.3	(14.1)
- options	257.3		(0.5)
Exchange-traded:			
- forwards			
- options			
Subtotal	664,776.2	906.1	(1,474.3)
Currency contracts			
OTC:			
- swaps	12,908.2	232.6	(234.4)
- forwards	15.2		(0.1)
- options	701.4	11.8	(0.0)
Subtotal	13,624.8	244.4	(234.5)
Other contracts			
OTC	7,527.6	340.8	(329.5)
Exchange-traded	20.7	2.3	(0.5)
Subtotal	7,548.3	343.1	(330.0)
Total	**685,949.3**	**1,493.6**	**(2,038.8)**

	2002		
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	200,229.3	916.5	(1,403.4)
- forwards	14,417.8	9.5	(21.7)
- options	614.1	0.5	(1.1)
Exchange-traded:			
- forwards	374.5		
- options	45.8		
Subtotal	215,681.5	926.5	(1,426.2)
Currency contracts			
OTC:			
- swaps	16,979.4	316.7	(212.3)
- forwards			
- options	6.5	0.1	(0.1)
Subtotal	16,985.9	316.8	(212.4)
Other contracts			
OTC	9,476.2	184.0	(244.7)
Exchange-traded	20.9	1.0	(2.4)
Subtotal	9,497.1	185.0	(247.1)
Total	**242,164.5**	**1,428.3**	**(1,885.7)**

B16 Maturities

The following table reflects the maturities of debts and receivables as at 31 December.

2004	Repayable on demand	< 3 months	3 months - 1 year	1 - 5 years	> 5 years	Total
Loans and advances to credit institutions	32,451.3	31,031.3	7,565.9	585.1	87.4	71,721.0
Loans and advances to customers	27,595.4	50,381.6	19,496.2	22,796.7	86,130.6	206,400.5
Amounts owed to credit institutions	4,993.7	105,792.0	6,845.0	282.5	205.9	118,119.1
Amounts owed to customers	132,404.2	68,071.6	12,753.8	7,855.7	6,465.1	227,550.4

2003	Repayable on demand	< 3 months	3 months - 1 year	1 - 5 years	> 5 years	Total
Loans and advances to credit institutions	31,096.5	29,205.4	16,601.0	770.0	308.0	77,980.9
Loans and advances to customers	30,000.5	31,182.2	15,130.8	22,276.4	75,812.1	174,402.0
Amounts owed to credit institutions	9,239.2	86,581.2	12,442.7	304.4	468.7	109,036.2
Amounts owed to customers	129,976.3	39,447.1	21,240.6	7,447.8	3,693.4	201,805.2

2002	Repayable on demand	< 3 months	3 months - 1 year	1 - 5 years	> 5 years	Total
Loans and advances to credit institutions	23,029.7	50,539.5	7,726.6	807.2	179.8	82,282.8
Loans and advances to customers	34,722.2	27,558.9	12,522.8	25,570.6	58,216.6	158,591.1
Amounts owed to credit institutions	6,779.7	74,796.4	12,871.4	2,472.0	1,853.1	98,772.6
Amounts owed to customers	115,947.9	45,922.4	10,106.5	5,109.2	2,480.4	179,566.4

The following table provides information about subordinated debt and long-term debt instruments.

Maturity	< 1 year	1-2 year	2-3 year	3-4 year	4-5 year	> 5 year	2004 Total	2003 Total
Subordinated liabilities:								
- Fixed rate	1,234.4	539.1	1,106.8	810.8	1,370.1	5,078.9	10,140.1	7,271.7
- Variable rate			1.0			92.8	93.8	2,295.0
	1,234.4	539.1	1,107.8	810.8	1,370.1	5,171.7	10,233.9	9,566.7
Debt certificates:								
- Fixed rate	145.1	232.4	73.2	245.1	129.2	709.2	1,534.2	2,924.0
- Variable rate	621.2	204.1	73.4	102.9	25.9	553.8	1,581.3	123.3
	766.3	436.5	146.6	348.0	155.1	1,263.0	3,115.5	3,047.3
Amounts owed to customers	4,381.6	416.7	629.4	575.1	214.5	1,598.5	7,815.8	10,158.3
Amounts owed to credit institutions	63.8	40.6	4.4	4.7	4.8	3.9	122.1	203.3
Total	**6,446.1**	**1,432.9**	**1,888.2**	**1,738.6**	**1,744.5**	**8,037.1**	**21,287.3**	**22,975.6**

B17 Revenues

The following table provides information on banking revenues based on the country in which the Fortis company is located.

2004	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total** [1]
Net interest income	2,188.6	1,381.1	384.8	3,954.5	76.6	556.4	4,587.5
Commissions and fees	622.8	461.7	371.7	1,456.2	27.3	494.1	1,977.6
Results from financial transactions	(9.2)	191.8	18.5	201.1	21.6	389.5	612.2
Other revenues	299.5	181.0	104.1	584.6	25.7	269.8	880.1
Total revenues, net of interest expense	**3,101.7**	**2,215.6**	**879.1**	**6,196.4**	**151.2**	**1,709.8**	**8,057.4**

2003	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total** [1]
Net interest income	2,005.5	1,253.1	372.9	3,631.5	133.1	615.5	4,380.1
Commissions and fees	541.8	469.9	275.9	1,287.6	36.1	477.9	1,801.6
Results from financial transactions	583.8	21.1	(14.8)	590.1	6.4	255.9	852.4
Other revenues	274.4	139.3	92.1	505.8	2.0	241.8	749.6
Total revenues, net of interest expense	**3,405.5**	**1,883.4**	**726.1**	**6,015.0**	**177.6**	**1,591.1**	**7,783.7**

1) Including eliminations

							2002
	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total** [1]
Net interest income	2,090.5	1,178.6	386.0	3,655.1	166.7	590.0	4,411.8
Commissions and fees	560.9	468.2	285.4	1,314.5	43.8	502.4	1,860.7
Results from financial transactions	667.5	(22.3)	9.2	654.4	(0.4)	155.9	809.9
Other revenues	229.3	171.0	109.4	509.7	12.9	204.1	726.7
Total revenues, net of interest expense	**3,548.2**	**1,795.5**	**790.0**	**6,133.7**	**223.0**	**1,452.4**	**7,809.1**

1) *Including eliminations.*

Movements in net interest income are as follows:

			2004
	Average balance	Interest	Interest in %
Assets:			
- Loans and advances to credit institutions	83,052.4	3,029.2	3.65
- Loans and advances to customers	196,996.5	8,333.0	4.23
- Interest-bearing securities	102,945.7	3,790.1	3.68
Total interest-bearing assets	382,994.6	15,152.3	3.96
Liabilities:			
- Amounts owed to credit institutions	117,912.6	3,663.4	3.11
- Amounts owed to customers	220,608.2	5,418.2	2.46
- Debt certificates and subordinated liabilities	49,886.8	1,807.9	3.62
Total interest-bearing liabilities	388,407.6	10,889.5	2.80
Other interest on balance (mainly from hedging transactions via derivatives)		324.6	
Net interest income		4,587.4	
Net interest income / interest-bearing assets			1.20

			2003
	Average balance	Interest	Interest in %
Assets:			
- Loans and advances to credit institutions	82,126.6	2,143.7	2.61
- Loans and advances to customers	163,495.4	7,348.8	4.49
- Interest-bearing securities	91,831.5	3,601.1	3.92
Total interest-bearing assets	337,453.5	13,093.6	3.88
Liabilities:			
- Amounts owed to credit institutions	100,597.6	2,347.0	2.33
- Amounts owed to customers	188,386.1	4,631.8	2.46
- Debt certificates and subordinated liabilities	47,360.0	1,905.4	4.02
Total interest-bearing liabilities	336,343.7	8,884.2	2.64
Other interest on balance (mainly from hedging transactions via derivatives)		170.7	
Net interest income		4,380.1	
Net interest income / interest-bearing assets			1.30

			2002
	Average balance	Interest	Interest in %
Assets:			
- Loans and advances to credit institutions	88,195.4	3,243.2	3.68
- Loans and advances to customers	162,531.6	8,154.0	5.02
- Interest-bearing securities	88,094.0	4,016.2	4.56
Total interest-bearing assets	338,821.0	15,413.4	4.55
Liabilities:			
- Amounts owed to credit institutions	109,987.9	3,669.6	3.34
- Amounts owed to customers	178,330.0	5,428.6	3.04
- Debt certificates and subordinated liabilities	50,814.9	2,313.0	4.55
Total interest-bearing liabilities	339,132.8	11,411.2	3.36
Other interest on balance (mainly from hedging transactions via derivatives)		409.6	
Net interest income		4,411.8	
Net interest income / interest-bearing assets			1.30

B18 Commissions and fees

The following table provides information on commission income and commissions paid.

	2004	*2003*	*2002*
Commission income			
- issuance	67.0	49.0	64.9
- securities transactions	485.4	472.6	519.1
- insurance	171.7	154.3	139.4
- asset management	763.1	638.4	675.3
- payment services	382.7	372.2	346.1
- miscellaneous	665.8	608.6	615.3
Total commission income	2,535.7	2,295.1	2,360.1
Commission paid	558.1	493.5	499.4
Net commission income	**1,977.6**	**1,801.6**	**1,860.7**

B19 Results from financial transactions

The following table provides information on net results from financial transactions.

	2004	*2003*	*2002*
Gains / losses on trading derivative financial instruments	(687.7)	(217.9)	227.5
Realised gains on sale of investments	438.6	443.0	366.1
Realised gains on participating interest	38.5	16.2	0.6
Foreign exchange gains and losses	286.8	249.2	242.0
Gains / losses on trading securities	536.0	361.9	(26.3)
Total	**612.2**	**852.4**	**809.9**

B20 Other revenues

The following table provides information on other revenues.

	2004	*2003*	*2002*
Dividends from equity securities	56.6	28.1	62.0
Rental income land and buildings	143.7	137.0	138.5
Revenues from participating interests	101.2	35.0	27.4
Income from leasing activities	444.1	396.2	380.9
Other revenues	134.5	153.3	117.9
Total	**880.1**	**749.6**	**726.7**

Revenues from land and buildings include rental income related to land and buildings in company use amounting to EUR 122.5 million (2003: EUR 118.8 million; 2002: EUR 129.6 million) and EUR 21.2 million (2003: EUR 18.1 million; 2002: EUR 9.0 million) rented to third parties. Revenues from participating interests include EUR 58.3 million, positive (2003: EUR 14.2 million, positive; 2002: EUR 6.5 million, negative) related to the share in profits of participating interests valued by the equity method.

B21 Interest expense

The following table summarises interest expenses.

	2004	2003	2002
Amounts owed to credit institutions	3,663.4	2,347.1	3,669.6
Amounts owed to customers	5,418.2	4,631.8	5,428.6
Interest expense risk management derivatives contracts	23,385.4	10,469.9	7,543.7
Debt certificates	1,306.9	1,375.6	1,755.7
Subordinated liabilities	500.9	529.8	557.3
Other	16.5	16.7	6.6
Total	**34,291.3**	**19,370.9**	**18,961.5**

B22 Value adjustments

The following table summarises value adjustments.

	2004	2003	2002
Value adjustments on receivables and debt securities	167.2	713.1	577.8
Change in provisions contingent liabilities	57.2	25.6	34.6
Value (re)adjustments land and buildings	2.8	23.0	119.9
Total	**227.2**	**761.7**	**732.3**

B23 Operating expenses

The following table summarises operating expenses.

	2004	2003	2002
Wages and salaries	2,153.3	2,099.6	2,193.5
Social charges:			
- Pension and early retirement	309.1	311.0	232.7
- Other social charges	482.8	484.7	488.8
Depreciation and amortisation	244.0	258.5	263.9
Cost of assets held for lease	336.6	296.4	296.8
Other charges	1,641.9	1,677.9	1,692.5
Total	**5,167.7**	**5,128.1**	**5,168.2**

Balance sheet general

	Note	*31-12-2004*	*31-12-2003*	*31-12-2002*
Assets				
Cash		**12.4**	421.3	11.5
Investments	C1	**96.0**	102.0	121.0
Loans and advances to credit institutions				
Loans and advances to customers	C2	**7,869.7**	10,300.1	8,530.2
Prepayments and accrued income		**320.6**	430.4	476.7
Other assets	C3	**2,534.9**	3,180.7	3,816.5
Total assets		**10,833.6**	14,434.5	12,955.9
Liabilities				
Amounts owed to credit institutions		**0.0**	1.9	7.2
Debt certificates	C4	**9,581.7**	12,947.6	10,434.7
Accruals and deferred income		**378.5**	752.4	511.3
Other liabilities	C5	**924.5**	1,294.9	879.7
Convertible notes	C6			1,255.9
Subordinated convertible note	C7	**1,250.0**	1,250.0	1,250.0
Subordinated liabilities	C8	**1,004.9**	1,005.0	1,005.0
		13,139.6	17,251.8	15,343.8
Minority interests in group equity	C9		435.4	524.5
Net equity		**(2,306.0)**	(3,252.7)	(2,912.4)
Group equity		**(2,306.0)**	(2,817.3)	(2,387.9)
Total liabilities		**10,833.6**	14,434.5	12,955.9
Allocation of net equity to segments				
Net equity Insurance operations		**6,968.7**	6,482.3	5,529.7
Net equity Banking operations		**9,701.9**	8,664.6	8,253.6
Net equity of the holding activities and not related to Insurance or Banking		**(2,306.0)**	(3,252.7)	(2,912.4)
Net equity Fortis Group		**14,364.6**	11,894.2	10,870.9

Profit and loss account general

	Note	2004	2003	2002
Revenues:				
Interest income		**787.2**	1,012.2	567.0
Results from financial transactions		**6.2**	3.1	(21.2)
Other revenues	C10	**10.1**	4.9	12.3
Total revenues		**803.5**	1,020.2	558.1
Interest expense		**(905.2)**	(1,138.0)	(646.5)
Total revenues, net of interest expense		**(101.7)**	(117.8)	(88.4)
Operating expenses	C11	**(129.9)**	(105.5)	(125.6)
Operating result before taxation		**(231.6)**	(223.3)	(214.0)
Taxation		**68.8**	76.5	48.6
Operating group profit		**(162.8)**	(146.8)	(165.4)
Minority interests			36.9	44.9
Net operating profit before value differences		**(162.8)**	(183.7)	(210.3)
Value differences on the equity portfolio		**(89.9)**	(11.7)	101.6
Net operating profit		**(252.7)**	(195.4)	(108.7)
Non-operating items after taxation		**156.5**	0.1	34.4
Net profit		**(96.2)**	(195.3)	(74.3)

Notes to the balance sheet and profit and loss account general

The general segment consists of activities not related to the core banking and insurance business, such as group treasury and finance and other holding activities. Primary assets in the general sector relate to convertible notes and receivables from group companies, while primary liabilities relate to convertible notes, commercial paper and other short-term borrowings held by Fortis's finance companies.

C1 Investments

Investments of the general sector consist solely of equity securities. The purchase price is EUR 18.2 million (2003: EUR 12.1 million; 2002: EUR 19.3 million).

C2 Loans and advances to customers

Loans and advances to customers includes EUR 7,868.6 million (2003: EUR 10,299.0 million; 2002: EUR 8,529.0 million) of loans issued to group companies, including subordinated loans of EUR 765.0 million (2003: EUR 565.0 million; 2002: EUR 1,691.1 million) for insurance companies and EUR 465.0 million (2003: EUR 1,055.0 million; 2002: EUR 1,225.0 million) for banking companies.

C3 Other assets

Other assets include the Fortis shares purchased for the account of Fortis in connection with Fortis' issuance commitments. In 2004 this amounts to EUR 23.5 million (2003: EUR 23.5 million; 2002: EUR 31.1 million). Otherwise it relates almost entirely to receivables with a term of less than one year. EUR 2,352.2 million (2003: EUR 2,886.1 million; 2002: EUR 3,322.0 million) of these receivables consists of receivables from group companies.

C4 Debt certificates

Debt certificates represent primarily commercial paper and European Medium Term programmes by Fortis Finance with maturities up to a maximum of ten years and included in 2004 no loans from group companies (2003: EUR 116.1 million; 2002: EUR 794.3 million).

C5 Other liabilities

Other liabilities at 31 December consist of:

	2004	2003	2002
Deferred taxation	189.2	189.1	189.1
Other provisions	9.5	10.4	11.5
Other	725.8	1,095.4	679.1
	924.5	**1,294.9**	**879.7**

C6 Convertible notes

The convertible notes were redeemed prematurely in 2003.

C7 Subordinated convertible note

Further information on subordinated convertible notes can be found on page 33.

C8 Subordinated liabilities

These are mainly subordinated loans on behalf of banking and insurance businesses. These loans are also accounted for under subordinated loans by these companies and have therefore been eliminated in the consolidated balance sheet. This also includes a subordinated loan provided by the directors of Fortis SA/NV and its subsidiaries and subsubsidiaries. A total of 25,180 warrants are connected to the loan. Exercise of a warrant entitles the holder to 9 Fortis shares. The warrants may be exercised until 20 November 2007 and have a conversion price of EUR 167.58 (EUR 18.62 per share). The outstanding warrants are included in the options overview in note 13 'Employee stock and option plans'.

C9 Minority interests in group equity

Minority interests in group equity in 2003 and 2002 relate to a hybrid financing instrument issued in March 2000, and that was redeemed in early 2004 in conjunction with the IPO of Assurant, Inc. Further details can be found in note 7 'Minority interests in group equity'.

C10 Other revenues

The following table provides information on other revenues.

	2004	*2003*	*2002*
Dividends from equity securities	1.2	1.3	1.1
Other revenues	8.9	3.6	11.2
Total	**10.1**	**4.9**	**12.3**

C11 Operating expenses

The following table summarises operating expenses.

	2004	*2003*	*2002*
Wages and salaries	25.1	26.1	25.4
Social costs:			
- Pension and early retirement	4.4	4.5	5.5
- Other social costs	5.2	3.3	1.4
Depreciation and amortisation	3.2	4.2	4.4
Other charges	92.0	67.4	88.9
Total	**129.9**	**105.5**	**125.6**

Brussels/Utrecht, 9 March 2005

Board of Directors

Count M. Lippens (Chairman)
J.J. Slechte (Vice-Chairman)
J.P. Votron (Chief Executive Officer)
J.M. Hessels
Baron D. Janssen
Mrs A.J.M. Roobeek
Baron P. Van Waeyenberge
N.J. Westdijk
Baron P. Bodson
R. Delbridge
J. Manardo
R. Sandler
R. Talwar

Post-balance sheet date events

On 28 January 2005, Fortis and Banco Comercial Portugues (BCP) entered into an agreement on the establishment of a bancassurance joint venture. The new joint venture, Millenniumbcp Fortis, is Portugal's market leader in life insurance. In 2004 BCP's bancassurance operations reported premium income of EUR 1.4 billion, of which EUR 1.2 billion stemmed from life insurance (market share of 20%) and EUR 0.2 billion from non-life insurance. Millenniumbcp Fortis has an attractive position in non-life insurance (3.5% share of total market and 30% share of bancassurance channel), including a leading position in health insurance. Technical reserves for life insurance amounted to EUR 6.6 billion at year-end 2004. Fortis acquired a 51% stake in the joint venture at a cost of EUR 510 million.

On 26 January 2005, Fortis sold 27.2 million shares of Assurant, Inc. by means of a secondary offering. The price was USD 30.60 per share. Fortis realised a book profit of EUR 0.25 billion on this transaction (based on IFRS accounting principles).

On the same date, Fortis issued a mandatory exchangeable bond on Assurant, Inc. shares via its subsidiary, Fortis Insurance N.V. The bond can be redeemed at Fortis's discretion via a maximum of 23.0 million shares of Assurant, Inc. or the cash value thereof on the maturity date of the bonds. The bond has a principal sum of USD 774.1 million and a coupon of 7.75%. The maturity date is 26 January 2008.

Fortis realised a book profit of EUR 0.2 billion on this transaction (based on IFRS accounting principles).


Report of
the Board
of Directors

Fortis SA/NV and Fortis N.V.

Board of Directors, Statutory Auditor and Auditor

Chairmen	Count Maurice Lippens	
	Jaap Glasz	(until 26 May 2004)
Vice-Chairmen	Viscount Etienne Davignon	(until 26 May 2004)
	Jan Slechte	
Chief Executive Officer	Anton van Rossum	(until 11 October 2004)
	Jean-Paul Votron	(from 11 October 2004)
Directors	Baron Philippe Bodson	(from 26 May 2004)
	Baron Valère Croes	(until 26 May 2004)
	Richard Delbridge	(from 26 May 2004)
	Jan-Michiel Hessels	
	Baron Daniel Janssen	
	Jacques Manardo	(from 26 May 2004)
	Annemieke Roobeek	
	Ronald Sandler	(from 26 May 2004)
	Philippe Speeckaert	(until 26 May 2004)
	Rana Talwar	(from 26 May 2004)
	Baron Piet Van Waeyenberge	
	Klaas Westdijk	
Statutory Auditor for Fortis SA/NV	PricewaterhouseCoopers Réviseurs d'Enterprises S.C.C.R.L. Represented by Yves Vandenplas and Luc Discry	
Auditor for Fortis N.V.	KPMG Accountants N.V.	

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

General

Fortis SA/NV and Fortis N.V. are the two parent companies of Fortis. They head the Fortis group, which in turn comprises a large number of group companies that are active in the fields of banking and insurance.

Structure of the Fortis group

The current structure of the Fortis group was established in 1998, when the group's two parent companies adopted an identical management structure and converted Fortis into a consortium. In the following years, several initiatives were taken to unify the group further: the establishment of a single Board of Directors in September, launch of the Fortis share, a new financial instrument composed of the shares of each of the parent companies (in December 2001), amendment of the parent companies' Articles of Association in 2004 with a view to creating a more internationally-oriented Board of Directors, which is now headed by a single chairman.

A detailed description of the structure of Fortis, the rights of its shareholders, the organisation of its Board of Directors, the directors' committees and the Executive Management, as well as the policy guidelines applicable within Fortis, are included in the Fortis Governance Statement. This statement can be downloaded from the Fortis website or obtained from the company's registered offices.

All factual information on the composition and activities of the Board of Directors and its committees, remuneration of the directors and the Executive Managers, and application of Corporate Governance as prescribed by the prevailing codes and regulations, as well as all amendments in the course of the previous financial year, are included elsewhere in the consolidated Fortis Annual Report.

Share Capital

The number of outstanding and paid-up shares as on 31 December 2004 was 1,340,786,545.

During the financial year under review, the Boards of Directors of Fortis SA/NV and of Fortis N.V. decided to issue a maximum of 3,300,000 options in favour of selected Senior Executives and Professionals of Fortis, 2,793,300 of which were effectively issued. The option premiums received EUR 4.3 million by Fortis SA/NV and EUR 4,3 million by Fortis N.V., were recorded under share premium reserve.

The Board of Directors also issued 2,903,911 new shares in favour of the personnel of companies within the Fortis group. 2,568,365 of these shares were accompanied by VVPR strips. The authorised capital of Fortis SA/NV was thus increased by EUR 12.4 million, whereby EUR 10.3 million was recorded under share premium reserve. The capital of Fortis N.V. was increased by EUR 1.2 million, whereby EUR 21.5 million was recorded under share premium reserve.

Dividend

The Board of Directors proposes a dividend of EUR 1.04 per Fortis share for 2004, payable from 16 June 2005.

Composition of the Fortis Board of Directors

Significant changes were made to the composition of the Board of Directors in the year under review. Jaap Glasz, Etienne Davignon, Valère Croes and Philippe Speeckaert stepped down at the Annual General Meeting of Shareholders of 26 May 2004.

Jaap Glasz had previously announced his intention to resign due to health reasons. Jaap Glasz brought extensive experience and expertise to his position as member of the Board of Directors and, during his co-chairmanship with Maurice Lippens, made his mark on the change processes that helped strengthen and internationalise the Fortis Board.

Valère Croes, who reached the maximum age specified for his position by the Board of Directors, joined the current Fortis AG in 1963 and was appointed chairman of the Management Committee in 1985. He helped to set up Fortis and – while holding several major management positions within the group, including chairman of the Executive Committee – markedly influenced the further development of the company. Valère Croes became a non-executive director of Fortis in 1997.

Etienne Davignon, who also reached the maximum age for his position, was a member of the Board of Directors of the current Fortis AG since 1989 and was a non-executive director since 1990 and vice-chairman of the Fortis Board since 1998.

Philippe Speeckaert declined to stand for reappointment. Philippe Speeckaert became a director of the current Fortis AG in 1989 and joined the Supervisory Board of N.V. AMEV in 1990. He became a non-executive director of Fortis in 1998.

The Board of Directors is tremendously indebted to Jaap Glasz, Valère Croes, Etienne Davignon and Philippe Speeckaert for their contributions to the growth of Fortis in general and for their work as directors in particular.

The Annual General Meeting of Shareholders of 26 May 2004 appointed Philippe Bodson, Richard Delbridge, Jacques Manardo, Ronald Sandler and Rana Talwar as new directors.

Anton van Rossum resigned as CEO of Fortis on 11 October 2004. Fortis is extremely grateful to Anton van Rossum for his unflagging energy and efforts in streamlining the company's management structures - which paved the way for the unification of the Fortis share – and in further streamlining and integrating the Fortis group.

Anton van Rossum was succeeded as CEO by Jean-Paul Votron, who was appointed a director of Fortis N.V. by the Extraordinary General Meeting of Fortis N.V. of 11 October 2004. Jean-Paul Votron also became a director of Fortis SA/NV on 11 October 2004 through co-optation by the Board of Directors. It will be proposed to the Annual General Meeting of Fortis SA/NV to approve the appointment of Jean-Paul Votron for a period of three years, until the Annual General Meeting in 2008. It will also be proposed to the Annual General Meetings of Fortis SA/NV and Fortis N.V. to reappoint Daniel Janssen for a period of one year, until the Annual General Meeting in 2006, the date on which he will reach the age limit determined by the Board, and to reappoint Maurice Lippens for a period of three years, until the Annual General Meeting in 2008.

The Board has decided not to propose the reappointment of Annemieke Roobeek, applying the new policy adopted by the Board regarding the maximum duration of a mandate as non-executive member. The Board expresses its deep gratitude for Annemieke Roobeek's strong commitment and contribution to the Board work and to Fortis development.

Remuneration of directors and combined shareholdings

In 2004 the total remuneration paid to the non-executive members of the Board of Directors for their mandate as directors of Fortis amounted to EUR 1.7 million (2003: EUR 1.9 million; 2002: EUR 2.3 million). The remuneration paid to the CEO in 2004 (Anton van Rossum until 11 October 2004; Jean-Paul Votron from 11 October 2004) amounted to EUR 2.7 million (2003: EUR 2.1 million; 2002: EUR 2.1 million). A specification of the remuneration paid to individual members of the Board of Directors is included in note 19 of the Fortis Annual Accounts.

At the end of the year under review, the total number of Fortis shares held by members of the Board of Directors amounted to 885,855 (2003: 811,146; 2002: 780,846). The non-executive members did not receive any options on Fortis shares. Maurice Lippens, a non-executive member, holds options pursuant to his previous position as executive member of the Board of Directors.

CEO Anton van Rossum was awarded options on Fortis shares, Share Appreciation Rights (SARs) and restricted shares as part of his remuneration package. Further information on the stock option plan, the exercise of options and the restricted shares can be found in note 19 of the Fortis Annual Accounts.

Outlook

As we will start reporting under IFRS in 2005, the volatility of our results will increase. We will therefore not give any guidance for full-year 2005.

Brussels, 9 March 2005

Board of Directors


Fortis SA/NV
Annual Accounts
2004

Fortis SA/NV

Rue Royale 20

1000 Brussels, Belgium

Telephone +32 (0)2 510 52 11

Fax +32 (0)2 510 56 30

On 29 March 2005 the Banking, Finance and Insurance Commission authorised the use of this Annual Report of Fortis as a reference document for any market call made by Fortis SA/NV until publication of its next Annual Report, pursuant to chapter IV of the Act of 22 April 2003 relating to public offering of securities, via the separate publication procedure.

Under this procedure, this reference document must be accompanied by an issue note in order to be considered as a prospectus in accordance with article 14 of the Act of 22 April 2003.

Such prospectus must be submitted to the Banking, Finance and Insurance Commission for approval in accordance with the Act of 22 April 2003.

General information

1. Foreword

Most of the 'General information' contained in the Annual Accounts of Fortis SA/NV in previous years is now included in the Report of the Board of Directors of Fortis SA/NV and Fortis N.V. Please see page 149 of the Annual Accounts. This section of general information contains solely unique information of Fortis SA/NV that has not been provided elsewhere.

2. Identification

The company is a public limited company bearing the name 'Fortis SA/NV'. Its registered office is at Rue Royale 20, 1000 Brussels. This office may be transferred anywhere else in Belgium by resolution of the Board of Directors. The company is registered in the Brussels commercial register under no. 577.615.

3. Incorporation and publication

The company was incorporated on 6 November 1993 under the name of 'Fortis Capital Holding'.

4. Places where the public can verify company documents

The Articles of Association of Fortis SA/NV can be verified at the office of the Registry of the Commercial Court at Brussels and at the companies' registered offices.

The Annual Accounts are filed with the National Bank of Belgium. Decisions on the appointment and withdraw of Board members of the companies are published, among other places, in the annexes to the Belgian Law Gazette. Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The Annual Report of the company is available from the registered office and is also filed with the National Bank of Belgium. They are sent each year to registered shareholders and to others on request.

5. Amounts

All amounts stated in tables of these Annual Accounts are denominated in thousands of euros, unless otherwise indicated.

1. Balance sheet before profit appropriation

		31-12-2004	31-12-2003
	ASSETS		
	FIXED ASSETS	19,531,309	19,532,333
I	**Incorporation expenses** (note I)	1,076	2,100
II	**Intangible fixed assets**		
III	**Tangible fixed assets**		
IV	**Financial fixed assets** (notes IV and V)	19,530,233	19,530,233
	A. Affiliated companies	19,530,233	19,530,233
	1. Participating interests	19,530,233	19,530,233
	CURRENT ASSETS	3,512	1,096
V	**Amounts receivable after more than one year**		
VI	**Stocks and contracts in progress**		
VII	**Amounts receivable within one year**	145	74
	A. Trade accounts receivable	125	
	B. Other amounts receivable	20	74
VIII	**Short-term investments**		
IX	**Liquid assets**	3,367	1,022
X	**Prepayments and accrued income**		
	TOTAL ASSETS	19,534,821	19,533,429

	LIABILITIES	31-12-2004	31-12-2003
	SHAREHOLDERS' EQUITY	19,402,153	18,600,919
I	**Capital** (note VIII)	5,743,731	5,731,291
	A. Subscribed capital	5,743,731	5,731,291
II	**Share premium reserve**	5,538,932	5,524,342
III	**Capital gains due to revaluations**		
IV	**Reserves**	7,345,286	7,345,286
	A. Legal reserve	573,129	573,129
	B. Reserves not available for distribution	556,063	556,063
	1. For own shares		
	2. Other	556,063	556,063
	C. Tax-free reserves		
	D. Reserves available for distribution	6,216,094	6,216,094
V	**Profit carried forward**	774,204	
	PROVISIONS AND DEFERRED TAXES		
VII	**A. Provisions for risks and charges**		
	1. Pensions and similar commitments		
	2. Taxes		
	3. Major renovation and maintenance projects		
	4. Other risks and charges		
	B. Deferred taxes		
	AMOUNTS PAYABLE	132,668	932,510
VIII	**Amounts payable after more than one year** (note X)		
IX	**Amounts payable within one year** (note X)	132,668	932,510
	A. Current portion of amounts payable after more than one year		
	B. Financial debts		
	C. Commercial debts	16	1,450
	1. Suppliers	16	1,450
	D. Advance payments received on account of contracts in progress		
	E. Amounts payable in respect of taxes, remuneration and social charges	1,033	2,379
	1. Taxes	1,033	2,379
	2. Remuneration and social charges		
	F. Other amounts payable	131,619	928,681
X	**Accruals and deferred income**		
	TOTAL LIABILITIES	19,534,821	19,533,429

2. Profit and loss account

			2004	2003
I	**Operating income**		125	149
	A.	Turnover (note XII, A)		
	B.	Increase (+) or decrease (-) in stocks of work and contracts in progress and of finished goods		
	C.	Own construction capitalised		
	D.	Other operating income (note XII, B)	125	149
II	**Operating expenses**		(3,668)	(3,222)
	A.	Goods for resale, raw and ancillary materials		
		1. Purchases		
		2. Increase (-), decrease (+) in stocks		
	B.	Services and miscellaneous goods	2,644	3,396
	C.	Remuneration, social charges and pensions (note XII, C2)		
	D.	Depreciation and amounts written down on formation expenses and intangible and tangible fixed assets	1,024	1,025
	E.	Increase (+), decrease (-) in amounts written down on stocks, contracts in progress and trade accounts receivable (note XII, D)		
	F.	Increase (+),decrease (-) in provisions for risks and charges (note XII, C3 and E)		(1,239)
	G.	Other operating expenses (note XII, F)		40
	H.	Operating expenses capitalised as restructuring costs		
III	**Operating loss**		(3,543)	(3,073)
IV	**Financial income**		788,692	320,160
	A.	Income from financial fixed assets	780,000	320,000
	B.	Income from current assets	8,671	159
	C.	Other financial income (note XIII, A)	21	1
V	**Financial charges**		(9,411)	(23,019)
	A.	Interest in respect of amounts payable (note XIII, B and C)	3,035	13,031
	B.	Increase (+), decrease (-) in amounts written down on current assets other than those referred to under II. E (note XIII, D)		
	C.	Other financial charges (note XIII, E)	6,376	9,988
VI	**Profit on ordinary activities, before taxes**		775,738	294,068

		2004	2003
VII	**Extraordinary income**		
VIII	**Extraordinary charges**		
IX	**Profit for the financial year before taxes**	775,738	294,068
X	**Tax on profits**	(1,534)	(79)
	A. Taxes (note XV)	(1,534)	(79)
	B. Adjustment of taxes and write-back of tax provisions		
XI	**Profit for the financial year**	774,204	293,989
XII	**Transfer from tax-exempt reserves**		
	Transfer to tax-exempt reserves		
XIII	**Profit for the financial year available for appropriation**	774,204	293,989

		2004	2003
	APPROPRIATION OF PROFIT		
A.	**Profit to be appropriated**	774,204	692,635
	1. Profit for the financial year available for appropriation	774,204	293,989
	2. Profit carried forward from the previous financial year		398,646
B.	**Transfers from shareholders' equity**		83,906
	1. from the capital and share premium reserves		
	2. from the reserves		83,906
C.	**Transfer to shareholders' equity**		(1,208)
	1. To the capital and share premium reserves		
	2. To the legal reserves		(1,208)
	3. To the other reserves		
D.	**Result to be carried forward**		
E.	**Shareholders' contribution in respect of losses**		
F.	**Profit to be distributed**		(775,333)
	1. Dividends		(775,333)
	2. Director entitlements		
	3. Other allocations		

3. Notes

	2004
I STATEMENT OF INCORPORATION EXPENSES (item 20 of the assets)	
Net book value as at the end of the preceding financial year	2,100
Change during the financial year:	
- New expenses incurred	
- Depreciation	(1,024)
- Other	
Net book value as at the end of the financial year	1,076
Comprising: Incorporation expenses and capital increase expenses, loan issuance expenses and other formation expenses	1,076
Restructuring costs	

IV. STATUS OF FINANCIAL FIXED ASSETS (item 28 of the assets)	*1. Affiliated companies (item 280)*	*2. Companies in which participating interests are held (item 282)*	*3. Other companies (item 284)*
1. Participating interests and equity securities			
a) ACQUISITION VALUE			
As at the end of the preceding financial year	19,530,233		
Changes during the financial year:			
- Acquisitions			
- Disposals and asset retirements			
- Reclassification			
As at the end of the financial year	19,530,233		
b) CAPITAL GAINS			
c) DEPRECIATION AND AMOUNTS WRITTEN OFF			
d) UNCALLED AMOUNTS			
e) NET BOOK VALUE AT THE END OF THE FINANCIAL YEAR (a)+(b)-(c)-(d)	19,530,233		
2. Receivables			
NET BOOK VALUE AT THE END OF THE PRECEDING FINANCIAL YEAR			
NET BOOK VALUE AT THE END OF THE FINANCIAL YEAR			
ACCUMULATED AMOUNTS WRITTEN DOWN ON RECEIVABLES AT THE END OF THE FINANCIAL YEAR			

V. A. PARTICIPATING INTERESTS AND ENTITLEMENTS IN OTHER COMPANIES

The following list comprises the companies in which Fortis SA/NV holds a participating interest (recorded in items 280 and 282 of the assets), as well as the other companies in which Fortis SA/NV holds entitlements (recorded in items 284 and 51/53 of the assets) representing at least 10% of the capital issued.

Name, full address of the REGISTERED OFFICE In case of a company governed by Belgian law, the V.A.T. or NATIONAL NUMBER	Entitlements held by: The company (directly) Number	The company (directly) %	subsidiaries %	Information derived from the latest available Annual Accounts: Annual Accounts as at	Currency Code	Shareholders' equity (in thousands of monetary units)	Net result (+) of (-) (in thousands of monetary units)
Fortis Brussels SA/NV *Rue Royale, 20* *1000 Brussels, BELGIUM* *BE 476.301.276*				31/12/2003	EUR	19,547,098	400,538
ordinary shares	500,000,001	50.00					
Fortis Utrecht N.V. *Archimedeslaan 6* *3584 BA Utrecht, THE NETHERLANDS*				31/12/2003	EUR	20,836,441	395,680
ordinary shares	500,000,001	50.00					

VIII.	SPECIFICATION OF EQUITY	*Amounts*	*Number of shares*
A.	**AUTHORISED CAPITAL**		
1.	**Subscribed capital** (item 100 of the liabilities)		
	- At previous year-end	5,731,291	xxxxxxxxxx
	- Changes during the financial year:		
	Capital increase	12,440	2,903,911
	- At year-end	5,743,731	xxxxxxxxxx
2.	**Capital represented by:**		
	2.1. Ordinary shares	5,743,731	1,340,786,545
	2.2. Registered and bearer shares		
	Registered shares	xxxxxxxxxx	159,788,510
	Bearer shares	xxxxxxxxxx	1,180,998,035
B.	**UNPAID CAPITAL**		
	Shareholders who have not yet paid up in full		
C.	**OWN SHARES** held by:		
	- the company itself		
	- its subsidiaries	396,144	19,346,631
D.	**COMMITMENTS TO ISSUE SHARES**		
E.	**CAPITAL AUTHORISED BUT NOT SUBSCRIBED**	1,689,076	

		1. Number of shares	*2. Attached voting rights*
F.	**SHARES ISSUED NOT REPRESENTING CAPITAL**		

G. STRUCTURE OF THE SHAREHOLDER GROUP OF THE COMPANY AS AT THE CLOSING DATE OF THE FINANCIAL YEAR,

as shown by the notices received by the company: see page 167.

			2004
X.	**STATUS OF LIABILITIES**		
A.	**AMOUNTS PAYABLE ORIGINALLY DUE AFTER MORE THAN ONE YEAR, ACCORDING TO THEIR REMAINING TERM TO MATURITY**		
B.	**GUARANTEED AMOUNTS PAYABLE** (included in items 17 and 42/48 of the liabilities)		
C.	**AMOUNTS PAYABLE IN RESPECT OF TAXES, REMUNERATION AND SOCIAL CHARGES**		
	1. Taxes (item 450/3 of the liabilities)		
	a) Taxes due		
	b) Taxes not yet due		
	c) Estimated taxes payable		1,033
	2. Remuneration and social charges (item 454/9 of the liabilities)		

		2004	2003
XII.	**RESULTS OF OPERATIONS**		
A.	**NET TURNOVER** (item 70)		
B.	**OTHER OPERATING INCOME** (item 74)		
C1.	**EMPLOYEES LISTED IN THE STAFF REGISTER**		
C2.	**STAFF COSTS** (item 62)		
C3.	**PENSION PROVISIONS** (included in item 635/7)		
D.	**DOWNWARD VALUE ADJUSTMENTS** (item 631/4)		
E.	**PROVISIONS FOR RISKS AND CHARGES** (item 635/7)		(1,239)
	Formed		
	Used and reversed		(1,239)
F.	**OTHER OPERATING EXPENSES** (item 640/8)		
	Taxes and levies on business operations		40
	Other		
G.	**TEMPORARY STAFF AND PERSONS AVAILABLE TO THE COMPANY**		
	1. Total number on balance sheet date		
	2. Average number of FTEs:		
	Number of hours actually worked	53	46
	Costs for the company	1	1

XIII. FINANCIAL RESULTS

		2004	2003
A.	**OTHER FINANCIAL INCOME** (item 752/9)		
B.	**AMOUNTS WRITTEN DOWN ON LOAN ISSUANCE COSTS AND FROM RISKS**		
C.	**CAPITALISED INTEREST**		
D.	**AMOUNT WRITTEN DOWN ON CURRENT ASSETS** (item 651)		
E.	**OTHER FINANCIAL CHARGES** (item 652/9)		
F.	**PROVISIONS OF A FINANCIAL NATURE**		
	Breakdown of other financial income, if significant amounts are involved:		
	- Exchange rate result		2
	- Banking expenses	2	6
	- Dividend payment expenses	6,374	9,979

XV. INCOME TAXES

	2004
A. BREAKDOWN OF ITEM 670/3	
1. Taxes on the result for the financial year	
2. Taxes on the result for previous years	1,534
a. Additional charges for income taxes due or paid	1,534
b. Estimated additional charges for income taxes (included in item 450/3 of the liabilities) or additional charges for income taxes for which a provision was made (included in item 161 of the liabilities)	

B. INSOFAR AS TAXES FOR THE CURRENT PERIOD ARE MATERIALLY AFFECTED BY DIFFERENCES BETWEEN THE PROFIT BEFORE TAXES, as stated in the annual account, **AND THE ESTIMATED TAXABLE PROFIT**, the main source for such differences with special mention of differences due to timing differences between the determination of the book profit and the profit for tax purposes.

Dividends of subsidiaries of which 95% is not taxable	741,000

C. IMPACT OF THE EXTRAORDINARY RESULTS ON THE LEVEL OF TAXATION ON THE RESULT FOR THE FINANCIAL YEAR

D. SOURCES OF DEFERRED TAXES

		2004	2003
XVI.	**TAXES ON VALUE ADDED AND TAXES TO THE DEBIT OF THIRD PARTIES**		
	A. Amount of value added tax charged during the financial year:		
	B. Amounts withheld to the debit of third parties in the form of:		
	1. advance levy withheld from wage, salaries and benefits	60	91
	2. withholding tax	163,436	157,139

		2004
XVII.	**RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET**	
	Personal security provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of third parties, of which:	24,978,993
	- Outstanding bills of exchange endorsed by the company	
	- Bills drawn or guaranteed by the company	
	- Maximum amount for which other debts or commitments of third parties are guaranteed by the company	24,978,993

XVIII. RELATIONSHIPS WITH AFFILIATED COMPANIES AND COMPANIES IN WHICH THE COMPANY HOLDS PARTICIPATING INTERESTS

	1. AFFILIATED COMPANIES		*2. COMPANIES IN WHICH THE COMPANY HOLDS PARTICIPATING INTERESTS*	
	2004	*2003*	***2004***	*2003*
1. FINANCIAL FIXED ASSETS	19,530,233	19,530,233		
Participating interests	19,530,233	19,530,233		
2. AMOUNTS RECEIVABLE				
Within one year				
3. SHORT-TERM INVESTMENTS				
4. AMOUNTS PAYABLE	114,956	140,372		
Within one year	114,956	140,372		

	AFFILIATED COMPANIES	
	2004	*2003*
5. **PERSONAL AND COLLATERAL SECURITY** provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of affiliated companies	24,978,993	24,674,165
PERSONAL AND COLLATERAL SECURITY provided or irrevocably pledged by affiliated companies by way of surety for amounts payable by or commitments of the company		
6. **OTHER SIGNIFICANT FINANCIAL COMMITMENTS**		
7. **FINANCIAL RESULTS**		
Income from financial fixed assets	780,000	320,000
Income from current assets	8,671	159
Other financial income		
Interest in respect of amounts payable	2,914	13,031
Other financial charges		
8. **REALISATION OF FIXED ASSETS**		

XIX. FINANCIAL RELATIONSHIPS WITH

A. managing directors and managers.

B. persons or legal entities who/which control the company directly or indirectly but who are not affiliated companies.

C. other companies that are controlled directly or indirectly by the persons or entities mentioned under b.

	2004
1. Amounts receivable from these persons or entities	
2. Sureties provided on their behalf	
3. Other significant commitments undertaken on their behalf	
Main conditions concerning items 9500, 9501 and 9502	
4. Direct and indirect remuneration and pensions charged to the profit and loss account, to the extent that this disclosure does not exclusively or mainly relate to the situation of a single identifiable person:	
- managing directors and managers	223
- former managing directors and former managers	

SHAREHOLDER STRUCTURE

As far as known by Fortis SA/NV, the structure of the company's stable shareholdership at 31 December 2004 was as follows:

		Number of shares	%
1.	Group SUEZ	81,190,104	6.06
2.	Stichting VSB Fonds	74,020,696	5.52

On 31 December 2004, the members of the Board of Directors of Fortis SA/NV jointly held 885,855 shares and 55,900 options.

APPROPRIATION OF PROFIT

Shareholders of Fortis may choose to receive a dividend from Fortis SA/NV or Fortis N.V. In January 2005 a request was sent to the Ministery of Economic Affairs to obtain authorisation to prepare statutory annual accounts before profit appropriation as from accounting year 2004. No approval has yet been obtained. Nevertheless as in previous years and as per IAS standard 10 § 12 and 13 (presentation of dividends), the accounts were drawn up prior to the appropriation of profit.

COMMITMENTS TO ISSUE OR TRANSFER SHARES

	2004
Number of shares at 31 December	1,340,786,545
Shares potentially to be issued:	
- in connection with option plans, including warrants (see note 13 'Employee stock and option plans) [1]	30,097,774
- in connection with convertible notes (see notes A9 and A10) [1]	3,554,615
Potential number of shares at 31 December	1,374,438,934

1) These are references to the relevant note in the Fortis Annual Accounts.

The potential number of shares per 31 December include 39,682,540 shares that were issued for the FRESH transaction. These shares are held by a group company and do not confer voting rights or dividend as long as they are in the possession of the group company (see page 33 of the Annual Accounts).

INFORMATION ON THE CONSOLIDATED ACCOUNTS

Together with Fortis N.V. the company is part of the Fortis consortium. The two companies will together publish consolidated accounts.

The Fortis consortium Annual Accounts are available from the group's two registered offices, at Rue Royale 20, 1000 Brussels (Belgium) and Archimedeslaan 6, 3584 BA Utrecht (The Netherlands).

SUMMARY OF VALUATION PRINCIPLES

I. Incorporation expenses

Expenses relating to a capital increase or an issue of shares and convertible and non-convertible notes are amortised over a maximum period of five years.

IV. Financial fixed assets

Financial fixed assets consist only of ownership interests in Fortis companies. They are accounted for at their acquisition price, exclusive of acquisition costs.

VII. and X. Amounts receivable and liquid assets

Amounts receivable and liquid assets are accounted for at face value or acquisition price.

These items are reduced in value if, at the balance sheet date, and taking into account the value of any guarantees attached to each receivable or liquid asset, recovery is uncertain or doubtful.

VIII. Short-term investments

Securities are recorded at their acquisition value.

Reductions in value are recorded to the amount of the long-term capital losses incurred. If these reductions in value subsequently diminish, they will be reversed in the amount of such diminution. Profits on the sale of securities are determined on the basis of the average acquisition value of the securities.

Conversion of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the end of the financial year. Gains or losses arising from these conversions and exchange rate differences in connection with transactions in the course of the financial year are taken to the profit and loss account.

SOCIAL BALANCE

Fortis SA/NV does not employ any staff as of 31 December 2004.

Statutory auditor's report for the year ended 31 December 2004 to the Shareholders' Meeting of the company Fortis SA/NV

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate, which you have entrusted to us.

We have audited the financial statements as of and for the year ended 31 December 2004 which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of EUR '000' '19,534,821' and a profit for the year of EUR '000' '774,204'. We have also carried out the specific additional audit procedures required by law.

Unqualified audit opinion on the financial statements

We conducted our audit in accordance with Belgian auditing standards, as issued by the 'Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren'. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to financial statements in Belgium.

In accordance with those standards, we considered the company's administrative and accounting organisation, as well as its internal control procedures. Company officials have responded clearly to our requests for explanations and information. We examined, on a test basis, evidence supporting the amounts in the financial statements. We assessed the accounting principles used and significant estimates made by the company, as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements in Belgium, the financial statements present fairly the company's net worth and financial position as of 31 December 2004 and the results of its operations for the year then ended, and the information given in the notes to the financial statements is adequate.

Additional statements

We supplement our report with the following statements, which do not have any impact on our audit opinion on the financial statements:

- The directors' report contains information required by law and is consistent with the financial statements.
- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the legal and regulatory requirements applicable in Belgium.
- There are no transactions undertaken or decisions taken in violation of the company's statutes or company law, which we have to report to you. As disclosed in the notes to the statutory accounts, these accounts have been presented before appropriation of the result of the year.

Brussels, 9 March 2005

Statutory auditor
PricewaterhouseCoopers Reviseurs d'Entreprises S.C.C.R.L.
Represented by

Yves Vandenplas Luc Discry


Fortis N.V.
Annual Accounts
2004

Fortis N.V.

Archimedeslaan 6

3584 BA Utrecht, The Netherlands

Telephone +31 (0)30 226 62 22

Fax +31 (0)30 226 98 38

Balance sheet

(before appropriation of profit)

	31-12-2004	*31-12-2003*
Assets		
Intangible fixed assets		
- Share issue expenses	**0.6**	0.7
Financial fixed assets		
- Participating interests in group companies	**18,779.0**	18,779.0
Current assets		
- Receivables from group companies	**70.4**	56.1
Liquid assets	**2.8**	1.7
	18,852.8	18,837.5
Liabilities		
Shareholders' equity		
- Capital paid-up and called-up	**563.1**	561.9
- Legal reserve	**0.6**	0.7
- Share premium reserve	**6,169.4**	6,143.5
- Other reserves	**11,711.3**	12,138.7
- Retained profit current financial year	**408.3**	(7.5)
	18,852.7	18,837.3
Short-term liabilities		
- Tax and social insurance premiums	**0.1**	0.1
- Other debts		0.1
	18,852.8	18,837.5

Profit and loss account

	2004	2003
Income:		
- Dividend from group companies	**400.0**	
- Interest income	**9.1**	0.7
- Other income	**0.1**	
	409.2	0.7
Expenses:		
- Interest expense		7.8
- Amortisation of intangible fixed assets	**0.2**	0.2
- General management costs	**0.7**	0.2
	0.9	8.2
Result before taxation	**408.3**	(7.5)
Taxes		
Result after taxation	**408.3**	(7.5)

Explanatory notes to the balance sheet and profit and loss account

General

The Annual Report of Fortis N.V. should be seen in connection with the Annual Accounts of Fortis.

Due in part to the unification of the shares of Fortis N.V. and Fortis SA/NV in 2001, the Boards of Directors of Fortis N.V. has decided to harmonize the principles of valuation and profit determination of these two companies. The Board of Directors is of the opinion that harmonisation will provide greater insight into the financial position of Fortis N.V. in relation to the single share of Fortis N.V. and Fortis SA/NV.

Under section 2: 362, subsection 1, second sentence of the Netherlands Civil Code, the principles of valuation and profit determination of Fortis N.V. have therefore been harmonised in 2003 with the accounting principles that apply in Belgium.

All amounts stated in the following notes are in millions of euros, unless otherwise indicated.

Balance sheet

The following pages contain explanatory notes to the various balance sheet items, including explanation of the principles of valuation applied. Where no valuation principle is stated, the assets and liabilities are included at nominal value, less provisions where necessary.

Intangible fixed assets

Share issue expenses

This item concerns the capitalised capital tax related to capital increases in 2001, 2002, 2003 and 2004. The capitalised expenses are carried at cost, and depreciation is calculated on a straight-line basis over five years.

Movements in the balance sheet items are as follows:

Balance at 1 January 2004	0.7
Capitalisation in financial year	0.1
Depreciation in financial year	(0.2)
Balance at 31 December 2004	0.6
Purchase cost at 1 January 2004	1.1
Capitalisation in financial year	0.1
Accumulated depreciation	(0.6)
Book value at 31 December 2004	0.6

Financial fixed assets

Participating interests in group companies

This item is made up of the 50% share in Fortis Brussels SA/NV and the 50% share in Fortis Utrecht N.V. as of year-end 2004 and year-end 2003. Participating interests in group companies are carried at cost. The cost price is based on the value of the assets and liabilities transferred to Fortis N.V. as of 1 July 2001 in connection with the unification of the shares of Fortis (NL) and Fortis (B) into a new listed Fortis share. Unification entailed the merger of Fortis (NL) with Fortis N.V. and Fortis (B) with Fortis SA/NV and the cessation of the companies Fortis (NL) and Fortis (B), leaving Fortis SA/NV and Fortis N.V. to become the new parent companies of Fortis.

Movements in the items are as follows:

	2004	*2003*
Balance at 1 January	**18,779.0**	19,187.0
Repayment of capital by Fortis Brussels SA/NV		(408.0)
Balance at 31 December	**18,779.0**	18,779.0

Receivables from group companies

Receivables from group companies are carried at nominal value, where appropriate net of a provision. All receivables have a term shorter than one year.

Liquid assets

Liquid assets are carried at nominal value and are at the full disposal of the company.

Shareholders' equity

Movements in shareholders' equity are as follows:

	2004	*2003*
Balance at 1 January	**18,837.3**	19,222.4
Capital increases	**22.7**	17.0
Result	**408.3**	(7.5)
Dividend	**(420.0)**	(394.6)
Other changes	**4.4**	
Balance at 31 December	**18,852.7**	18,837.3

The consolidated Annual Accounts of Fortis include the participating interests of Fortis N.V. at net asset value. Consequently, shareholders' equity of Fortis N.V. differs from the consolidated shareholders' equity of Fortis, as Fortis N.V. values its participating interests at cost.

Capital paid-up and called-up

Movements in paid-up and called-up capital are as follows:

Capital paid-up and called-up at 1 January 2004: 1,337,882,634 shares	561.9
Issue of 2,903,911 shares	1.2
Capital paid-up and called-up at 31 December 2004: 1,340,786,545 shares	563.1

The nominal value of the ordinary shares at 31 December 2004 is EUR 0.42 per share. The shares are fully paid up. On 7 May 2002 39,682,540 shares were issued due to the issuance of Floating Rate Equity-linked Subordinated Hybrid (FRESH) Capital Securities. These shares were then repurchased by the group company Fortfinlux SA. As these shares carry no voting rights and no dividend rights, this repurchase is considered to be economically cancelled. Further information on FRESH securities is provided in note 4 of the Fortis Annual Accounts.

On 20 December 2004 a total of 2,903,911 shares was issued under the 2004 Share Purchase Programme. More information on employee stock options and share plans is provided in note 13 'Employee stock and option plans' of the Fortis Annual Accounts.

An option was granted to Stichting Continuïteit Fortis N.V. to acquire preference shares. More information about preference shares can be found in note 8 of the Fortis Annual Accounts.

Legal reserve

This concerns the legal reserve held for capitalised costs of share issues.
Movements in the legal reserve are as follows:

Opening balance at 1 January 2004	0.7
Change in 2004	(0.1)
Closing balance at 31 December 2004	0.6

Share premium reserve

Movements in share premium reserve are as follows:

Opening balance at 1 January 2004	6,143.5
Amounts from group companies received for options	4.3
Issue of 2,903,911 shares	21.5
Other changes	0.1
Closing balance at 31 December 2004	6,169.4

In 2004 a number of group companies of Fortis has granted options on Fortis shares to employees. The options have been covered by Fortis SA/NV and Fortis N.V. The amount received from the group companies for the options has been recorded under share premium reserve.

Other reserves

Movements in other reserves are as follows:

Opening balance at 1 January 2004	12,138.7
From profit appropriation 2003	(7.5)
Final dividend 2003	(420.3)
Changes in legal reserve	0.1
Other changes	0.3
Closing balance at 31 December 2004	11,711.3

Short-term liabilities

Taxes and other social security charges

This item concerns capital tax to be paid.

Option plans

A description of the option plans on the shares of Fortis N.V. is included in the Annual Accounts of Fortis, notes 13 and 19.

Commitments not reflected in the balance sheet

Fortis N.V. has extended a guarantee to the Institute of London Underwriters on behalf of Bishopsgate Insurance Limited. Bishopsgate Insurance Limited terminated its membership of the Institute of London Underwriters on 31 December 1991. Fortis N.V.'s guarantee concerns the current commitments arising out of policies issued by the previously mentioned Institute on behalf of Bishopsgate, and for Bishopsgate's commitments to the Institute.

Fortis SA/NV and Fortis N.V. have each undertaken to stand surety for liabilities and credit facilities of Fortis companies in various currencies, in total equivalent to EUR 24,979.0 million (2003: EUR 24,674.2 million).

Profit and loss account

General

The result is made up, among other, of income from financial fixed assets and interest income and expenses on the financing of financial fixed assets.

Operating income

Dividends from group companies

This item concerns the dividends received from participating interests.

	2004	*2003*
Fortis Utrecht N.V.	**165.0**	
Fortis Brussels SA/NV	**235.0**	
	400.0	

Interest income

This item includes the interest income from receivables.

	2004	*2003*
Other interest income	**9.1**	0.7
	9.1	0.7

Operating expenses

Interest expenses

	2004	*2003*
Other interest expenses		7.8
		7.8

If the dividend yield on Fortis shares is higher than 5% of the share price on the day that the dividend is proposed then the FRESH-bond holders are entitled to an additional payment. Because Fortis N.V. and Fortis SA/NV are the two issuers of the FRESH, 50% of the extra payment in 2003 has been charged to Fortis N.V. and was recorded as interest expense.

In 2004 it was decided to rebill these interest charges to Fortis Insurance N.V. because the amount that was received through the issue of the FRESH was made available to Fortis Insurance N.V. This amount was recorded as interest income.

General management expenses

	2004	*2003*
This concerns primarily costs of dividend payments, shareholders' meetings and the listing of the Fortis shares	**0.7**	0.2

An explanation of the total remuneration of the Board of Directors is included in note 19 of the Fortis Annual Accounts.

Tax

	2004	2003
Taxes		

No tax charge was recorded for 2004, as the tax result for 2004 can be fully set off against losses from previous years.

Utrecht, 9 March 2005

Board of Directors

Other information

Auditor's report

Introduction

We have audited the Annual Accounts for the year 2004 of Fortis N.V., as included in this report. These Annual Accounts are the responsibility of the company's management. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

Scope

We conducted our audit in accordance with generally accepted auditing standards in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Annual Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Annual Accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the Annual Accounts give a true and fair view of the financial position of the company as of 31 December 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in Belgium, applied pursuant to article 2: 362 (1) of the Dutch Civil Code, and comply with the financial reporting requirements included in Part 9, Book 2 of the Dutch Civil Code.

Amstelveen, 9 March 2005

KPMG Accountants N.V.

Provisions of the Articles of Association concerning profit appropriation

These provisions are contained in Article 32, clauses 1-22 of the Articles of Association. The provisions concerning the dividend paid out on the cumulative preference shares A and B do not apply, as no such shares are outstanding. The Board of Directors determines which part of the profit is to be retained. The remainder of the profit is at the disposal of the General Meeting of Shareholders.

Profit appropriation

The Board of Directors proposes fixing the dividend for 2004 at EUR 1.04 (2003: EUR 0.92) per share. Shareholders may choose to receive either a Dutch- or a Belgian-sourced dividend. The final amount to be charged or allocated to the other reserves of Fortis N.V. in connection with the proposed dividend payment will be calculated once shareholders have indicated the source from which they wish to receive the dividend. Shareholders must state their choice by filling in a 'dividend election form'. If no express choice is made by the shareholders, automatic election rules (the so-called Default Rules) will be applicable. More information about these rules is contained in note 20 of the Fortis Annual Accounts.

Stichting Continuïteit Fortis

The objective of the Stichting Continuïteit Fortis is to ensure the continuity such that the interests of Fortis and all parties involved are guaranteed as fully as possible. The Stichting Continuïteit Fortis has been granted an option to acquire preference shares of Fortis N.V. for a maximum total value equalling the nominal amount of the ordinary (twinned) shares issued at that time. The Stichting Continuïteit Fortis has been granted the option to – in the event of a hostile takeover bid – hold the same number of voting rights as attached to the ordinary shares issued. If the option is exercised the General Meeting of Shareholders is given once every two years the opportunity to consider the purchase or cancellation of preference shares issued by Fortis N.V.

The Board of the Stichting Continuïteit Fortis consists of six members, four of whom are independent and two of whom are appointed from among the non-executive members of the Board of Directors. All Board members are appointed by the Boards of Directors of Fortis N.V. and Fortis SA/NV. In the year under review M.W. den Boogert and H.T. Bouma were appointed as independent directors, thus filling the vacancies left by the resignation of J.A. Steenmeijer and J.M.M. Maeijer. The other two independent members are R.V.D. Mannekens and H.J.H.M. Santens. P. van Waeyenberge succeeded V. Croes as a director in 2004. P. van Waeyenberge and J.J. Slechte are currently the two directors appointed from among the Board of Directors of Fortis.

Declaration of independence

The Board of Directors of Fortis N.V. and the Board of the Stichting Continuïteit Fortis declare that in their joint opinion the requirements of the Stichting Continuïteit Fortis, as formulated by Euronext Amsterdam N.V., have been met.

Utrecht, 9 March 2005

Fortis N.V.

Board of Directors

Stichting Continuïteit Fortis

The Board

R.V.D. Mannekens (chairman)
M.W. den Boogert (chairman)
J.J. Slechte
H.J.H.M. Santens
P. van Waeyenberge
H.T. Bouma

Caution with respect to forward-looking statements

Some of the statements contained in this Annual Report, including, without limitation, certain statements made in the sections hereof entitled 'Message to the Shareholders', 'Description of activities', 'Report of the Executive Committee' and 'Note 10, Risk management' are statements of future expectations and other forward-looking statements that are based on management's current views, estimates and assumptions about these future events. These forward looking statements are subject to certain risks and uncertainties that may cause actual results, performance or events to differ materially from those expressed or implied in such statements, including, without limitation, our expectations regarding cost and revenue synergies associated with the integration of our banking operations, including branch closures and levels of restructuring costs, the impact of recent acquisitions and the levels of provisions relating to our credit and investment portfolios. Other factors, more generally, which may impact our results, include, without limitation:

- general economic conditions, including in particular economic conditions in our core markets of Belgium and the Netherlands,
- changes in interest rates and the performance of financial markets,
- the frequency and severity of insured loss events,
- mortality, morbidity and persistency levels and trends,
- currency exchange rates, including euro-U.S. dollar exchange rate,
- changes in competition and pricing environments, including increasing levels of competition in Belgium and the Netherlands,
- changes in domestic and foreign laws, regulations and taxes,
- regional or general changes in asset valuations,
- the occurrence of significant natural or other disasters,
- the inability to reinsure certain risks economically,
- the adequacy of loss reserves,
- regulatory changes relating to the banking, insurance, investment and/or securities industries,
- changes in the policies of central banks and/or foreign governments, and
- general competitive factors, in each case on a global, regional and/or national basis.

Places where the public can inspect company documents

The Articles of Association of Fortis SA/NV and Fortis N.V. can be inspected at the office of the Registry of the Commercial Court at Brussels (Fortis SA/NV), at the Chamber of Commerce in Utrecht (Fortis N.V.) and at the companies' registered offices.

The Annual Accounts are filed with the National Bank of Belgium (Fortis SA/NV) and the Chamber of Commerce in Utrecht (Fortis N.V.). Decisions on the appointment and removal of Board members of the companies are published, among other places, in the annexes to the Belgium Law Gazette (Fortis SA/NV) and the Euronext Amsterdam Daily Official List (Fortis N.V.).

Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The annual reports of both companies are available from their registered offices and are also filed with the National Bank of Belgium and the Chamber of Commerce in Utrecht. They are sent each year to registered shareholders and to others on request.

Provision of information to shareholders and investors

Listed shares

At present the Fortis shares are listed on Euronext Brussels, Euronext Amsterdam and on the Luxembourg stock exchange. Furthermore, Fortis has a sponsored ADR programme in the United States. The Fortis SA/NV VVPR are listed only on Euronext Brussels.

Ways in which shares can be held

Shares in Fortis may be registered or bearer shares.

Nominative subscription for and depositing of bearer shares

Fortis offers its shareholders the possibility of depositing their bearer shares. Once deposited, these shares remain bearer shares and are administered at no cost. Holders of bearer shares may, on request and at no cost, have their shares converted into registered shares. Holders of registered shares may, on request and at no charge, have their shares delivered in the form of bearer shares. Fortis has worked out a procedure for the rapid conversion of bearer shares, facilitating rapid delivery.

All information about the various procedures may be obtained from:

Fortis SA/NV, Corporate Administration
Rue Royale 20, 1000 Brussels, Belgium
Tel. +32 (0)2 510 54 13 or +32 (0)2 510 54 14
Fax +32 (0)2 510 56 31

Or:

Fortis N.V.
Secretariat Board of Directors
P.O. Box 2049, 3500 GA Utrecht, The Netherlands
Tel. +31 (0)30 226 62 22
Fax +31 (0)30 226 98 38

Information and communication

The company sends its communiqués, including those relating to the quarterly and annual results, as well as the Annual Report, free of charge to holders of registered shares which have been given to it in custody. The company invites all holders of deposited registered shares to attend the General Meeting personally, and sends them the agenda, the resolution proposals and a proxy form which they can use to have themselves represented at the Meeting and to enable them to take part in voting. When the dividend is made payable, the company automatically credits the bank accounts which have been given to it by the holders of deposited shares, with the amount of dividend accruing to them.

Together with the 2004 Fortis Annual Review these Annual Accounts constitute the Annual Report of Fortis. The Annual Accounts contain the Annual Accounts of Fortis, statutory Annual Accounts of Fortis SA/NV and the company Annual Accounts of Fortis N.V. The report of the Executive Committee is contained in the 2004 Annual Review.

Fortis and Fortis SA/NV, Rue Royale 20, 1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11, Fax +32 (0)2 510 56 30

Fortis and Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, the Netherlands
Telephone +31 (0)30 226 62 22, Fax +31 (0)30 226 98 38

Internet address: www.fortis.com E-mail address: info@fortis.com


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SKAL-COC-802731
© 1996 Forest Stewardship Council
FSC

Fortis

Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11
Fax +32 (0)2 510 56 30

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 226 62 22
Fax +31 (0)30 226 98 38

Internet: www.fortis.com
E-mail: info@fortis.com



FORTIS

Solid partners, flexible solutions


Annual
Review
2004



Based on its goal to serve customers better and building on its related strategy, Fortis has defined a number of growth-oriented organisational principles:

- It has opted for a new, customer group-driven organisational structure with business-specific and geographic authorities. Activities are now organised into six businesses: Retail Banking, Commercial & Private Banking, Merchant Banking, Insurance Belgium, Insurance Netherlands and Insurance International. The Executive Committee has been enlarged with two members. Three members are charged with the coordination of Fortis's international expansion in Europe, Asia and North America. The expertise and experience gained in the Benelux countries will thus be fully exploited to guarantee cross-business synergy.
- To support growth of the businesses, the support and operational functions will be merged and managed at Executive Committee level.
- The Chief Operating Officer will manage the cross-business functions Information Services & Technology, Human Resources, Facility Management & Purchasing, Legal & Compliance, Risk Management and Operations to ensure that the businesses are performance-driven and operate coherently by exploiting cross-border and cross-business synergies and efficient technical and operational processes.
- The Chief Financial Officer monitors and advances the performance of the businesses in order to optimise profitability of existing activities and to promote integration of the new businesses. In addition, he is also responsible for Mergers & Acquisitions, Reporting and Accounting.
- The Chief Institutional Relations maintains high-level contact with European and international institutions and local authorities in countries where Fortis is active and where it wishes to invest. He also maintains contact with the regulatory authorities and is in charge of Investor Relations.



Management structure
Chief Executive Officer (CEO)
Jean-Paul Votron
Chief Operating Officer
& Deputy CEO
Herman Verwilst
Chief Financial Officer
Gilbert Mittler
Chief Institutional Relations
Joop Feilzer
Retail Banking
Jos Clijsters
Commercial & Private
Banking
Karel De Boeck
Merchant Banking
Filip Dierckx
Insurance Belgium
Jozef De Mey
Insurance
Netherlands
Jacques van Ek
Insurance
International
Peer van Harten
North America
Asia

Accelerated growth, within and outside the Benelux region

The European financial landscape is undergoing fundamental changes. Major cross-border obstacles are gradually being removed from the retail market, which could influence local markets. Changing customer behaviour and new distribution channels could create growth opportunities in Western Europe, as could new markets in an enlarged European Union. Both business and institutional customers are continuing to grow. This trend should result in an integrated European or global market with several cross-border opportunities in areas such as corporate banking, leasing, factoring and employee benefits.

To secure a central role for itself in this changing market, early in 2005 Fortis revised its objectives and strategy. Over the next five years, it aims to become a leading European player competing in the international financial arena. Accelerated growth is Fortis's top priority, with an expanded European Union as its home market and its sights set on selective expansion opportunities in Asia and North America. To achieve its goal of organic growth, Fortis plans to further bolster its market share in the Benelux countries, in part by offering customers an even wider choice of products and distribution channels. In an enlarged EU, the combination of Commercial Banking and Private Banking will lead the way. In addition to its leading position in the Benelux region, Merchant Banking will continue to invest in specialised worldwide customer and product segments, including shipping and commodity finance. The insurance arm, too, will concentrate on international growth, mainly in Europe and Asia.



Profile

Fortis is an international financial services provider active in the fields of banking and insurance. The company offers its private, business and institutional customers a comprehensive package of products and services through its own distribution channels, in cooperation with intermediaries and through other distribution partners. Its multi-channel distribution strategy gives Fortis the flexibility to meet its customers' needs for optimum availability and user-friendliness.

Fortis occupies a leading position in all market segments in the Benelux countries. It offers internationally operating companies throughout Europe an integrated network and provides wealthy individuals and businesspeople with advanced services based on a unique set of competences. Fortis's expertise in niche markets such as shipping, commodity, export and project finance and fund administration has made the company a regional or world leader in these areas. Fortis also successfully combines its banking and insurance expertise in growth markets in Europe and Asia and leads the markets in Spain and Portugal.

Boasting a market capitalisation of EUR 26.5 billion and total assets of EUR 571 billion, Fortis ranks among the twenty largest financial institutions in Europe. Its sound solvency position, broad risk spread and ambitious, professional workforce of 51,000 enable Fortis to combine global strength with local flexibility to provide optimum support to its customers.

Objectives

Fortis has two core competences – banking and insurance – which will enable it to expand in its new home market, the enlarged European Union. It will pursue selective expansion in Asia and North America. Fortis aims to rank among the top European financial institutions and intends to achieve this goal through organic growth, supplemented with selective acquisitions and strategic partnerships.

Against this background, Fortis has decided to strive for accelerated growth while adhering to strict cost control. It aims to achieve average organic growth of net operating profit before realised capital gains of 10% per annum for the period 2005-2009 and to double to 30% the contribution to profits generated outside the Benelux countries in 2009.

Fortis will report its results under the new IFRS accounting principles as from financial year 2005. These principles are expected to lead to greater volatility in results. With this in mind, Fortis will in the course of 2005 re-evaluate two of its long-term objectives defined in 2000, i.e. to achieve growth of net operating profit per share of at least 12% and to produce return on equity of at least 15%. Fortis has already amended its third objective – to aim for a dividend payout ratio of 40-45% of net profit. As from financial year 2005, Fortis will aim to pay a stable, growing dividend, taking into account its solvency, profitability and growth objectives.

Key figures (in EUR million)

	2004	Difference in %	2003	Difference in %	2002
Profit and loss account					
Net operating profit before realised capital gains	**2,469**	25	1,976	3	1,918
▫ Banking	**1,646**	49	1,102	4	1,059
▫ Insurance	**992**	-6	1,060	1	1,047
Net operating profit	**3,197**	42	2,247	423	430
▫ Banking	**1,970**	36	1,446	25	1,154
▫ Insurance	**1,480**	49	996	*	(616)
Net profit	**3,358**	53	2,197	313	532
▫ Banking	**1,855**	24	1,495	16	1,293
▫ Insurance	**1,600**	78	898	*	(687)
Balance sheet					
Net equity	**14,365**	21	11,894	9	10,871
Total assets	**570,648**	9	523,250	8	485,765
Assets under management	**321,936**	5	305,960	6	289,817
Ratios					
Fortis					
Return on equity	**25.6%**		19.3%		4.3%
Banking					
Tier-1 ratio	**8.3%**		7.9%		8.2%
Total capital ratio	**12.3%**		12.4%		13.0%
Cost/income ratio	**61.3%**		62.7%		63.0%
Key figures per share (in EUR)					
Net operating profit	**2.46**	41	1.74	422	0.33
Net profit	**2.59**	52	1.70	313	0.41
Net profit after full conversion	**2.53**	51	1.67	306	0.41
Dividend	**1.04**	13	0.92	5	0.88
Net equity	**11.04**	21	9.16	9	8.39
Employees					
Average number of FTEs	**49,468**	-23	64,454	-2	65,989
▫ Banking	**36,372**	-6	38,496	-6	40,768
▫ Insurance	**12,912**	-50	25,785	3	25,031

Growth of net operating profit
(in EUR million)



3,500
3,000
2,500
2,000
1,500
1,000
500
0
95 96 97 98 99 00 01 02 03 04

Growth of total assets
(in EUR billion)



600
500
400
300
200
100
0
95 96 97 98 99 00 01 02 03 04

Description of activities	Key figures [1] (in EUR million, unless otherwise stated)	Profile

Network Banking

Retail Banking page 21
Commercial Banking page 24



Share in net operating profit

44%

	2004	2003	2002
net operating profit	1,468	945	513
number of employees (FTEs, end of period)	17,357	18,377	21,130

Fortis Bank provides financial services to retail customers, the independent professions and to and medium-sized enterprises.
In the Benelux countries, Fortis offers advice on forms of daily banking, saving, investment, cred insurance through a variety of distribution chann Fortis also provides retail banking services in Fra and Poland.

Medium-sized enterprises can choose from a u product and service offering, with the same rang cross-border products, services and specialisms the unique, integrated network of business centr throughout Europe.

Merchant Banking

page 26



Share in net operating profit

14%

	2004	2003	2002
net operating profit	476	328	92
number of employees (FTEs, end of period)	2,761	2,689	2,656

Merchant Banking offers financial solutions to corporate and institutional clients composed fro comprehensive range of wholesale products. Merchant Banking also offers expertise in niche markets with a regional or global scope.

Investment Services

Private Banking & Trust page 31
Asset Management page 34
Information Banking page 36



Share in net operating profit

9%

	2004	2003	2002
net operating profit	298	287	256
number of employees (FTEs, end of period)	4,205	3,939	3,205
funds under management	139,566	128,019	131,328

MeesPierson offers worldwide integrated service and solutions for asset and liability management high-net-worth private clients and their business well as to corporate clients and their advisers.

Fortis Investments is Fortis's asset manager. Its activities range from institutional portfolio management to the development, distribution an management of investment funds.

Information Banking offers integrated banking services to institutional investors, banks, funds ar professional traders.

Fortis ASR

page 38



Share in net operating profit

20%

	2004	2003	2002
gross written premiums Life	2,808	2,982	3,109
gross written premiums Non-life	2,088	1,951	1,850
net operating profit	682	369	(609)
number of employees (FTEs, end of period)	4,809	4,973	5,187

Fortis ASR comprises all of Fortis's insurers in the Netherlands, with the exception of Fortis Corpora Insurance, and cultivates the market mainly via independent insurance brokers. Fortis ASR offers businesses and individuals a wide range of life, non-life, healthcare and disability insurances, and mortgage and savings products.

Fortis AG and Fortis Insurance International

Fortis AG page 43
Fortis Insurance International page 46



Share in net operating profit

13%

	2004	2003	2002
gross written premiums Life	3,739	3,666	3,948
gross written premiums Non-life	2,407	2,544	2,411
net operating profit	421	212	(36)
number of employees (FTEs, end of period)	7,442	7,864	7,984

In Belgium, Fortis AG works through intermediarie offer a comprehensive range of life and non-life insurances to private individuals and small and medium-sized enterprises (SMEs) and, through Fo Employee Benefits, group policies to large enterpr

In Benelux, Fortis Corporate Insurance offers non- insurance to medium-sized and large enterprises. Insurance activities are developed internationally i Luxembourg, France and the United Kingdom an through joint ventures in Spain, Portugal, China, Malaysia and Thailand.

1 Key figures for 2002 refer to Fortis's former organisational structure, i.e. Corporate Banking was part of Network Banking and Information Banking was part of Merchant Banking.

:gy	Market position	Key developments in 2004
:ntiation in customer approach ation of distribution channels :-selling between different product domains ce between customer satisfaction and :bility	□ Leadership position for retail and commercial banking in the Benelux region □ Market leader in bancassurance in Belgium □ Network of 1,420 bank branches in the Benelux countries	□ Use of expertise abroad in online banking, investment products and securities handling □ Expansion of service range and service guarantees in Belgium □ Launch of new branch concept in the Netherlands
ıe 'Act as One' strategy with a single contact ernational European businesses : collaboration between Commercial Banking ıther Fortis businesses on a European scale	□ Integrated European network of some 100 business centres for medium-sized enterprises □ Strong European position in cross-border factoring and leasing	□ Expansion of integrated European network of business centres □ Expansion of Fortis Lease in France, Spain and Italy
ated sales with a wide-ranging product mix :d towards the customer profile omer approach via senior relationship :gers and customer service teams :opment of customer and product niches with nal or global scope ıct innovation ıisation of operational platform and risk :gement	□ Leadership position in Belgium and Luxembourg; challenger in the Netherlands □ Strong presence in major European financial centres with a comprehensive package of merchant banking products and services; growing presence in Asia and the United States □ World leader in specialised market segments, such as commodities finance, shipping, export and project finance; regional player in niche markets such as oil and gas (in the US) and structured credit products (in Europe) □ International customer base: more than half of the profit from activities aimed at corporate and institutional customers is generated outside the Benelux countries	□ Innovative products in structured credits, in derivatives markets (energy, commodities) and in trade of emission and reduction rights □ Development of niche markets on regional and international scale □ Customer focus sharpened □ Major deals in various merchant banking activities □ Launch of Merchant Banking internet site and successful introduction of a customer portal with online services □ Specialised training of professional staff
service offering addressing all aspects of the omer's needs table relationship between private banking and and other parts of Fortis rork of specialised investment centres and sales :s for asset management ımon investment philosophy solidation of external distribution networks ıprehensive package of integrated investment ces ıgthening of international position ıly chain integration in administrative processing	□ MeesPierson ranks among the top private banks in Europe and has a worldwide leading position in trust and corporate services □ Fortis Investments occupies a leading market position in the Benelux region and has received an excellent AM2 rating □ Information Banking is a global player in securities lending and borrowing, a European market leader in derivatives clearing and is recognised as a centre of expertise in specialist fund services	□ MeesPierson is expanding its innovative product mix and investing in its worldwide network, in part via partnerships or acquisitions □ Fortis Investments is investing in its sales network and product range. Fortis's joint venture in China has grown to become a fully-fledged investment centre and the biggest foreign player □ Information Banking is investing in its commercial strength and expansion of its network
ibution mainly through intermediaries ıration of AMEV, Stad Rotterdam and Woudsend one strong insurer under the name Fortis ASR October 2005 ase commercial clout by enhancing integration cooperation within Fortis ASR ıs on profitable growth mainly in life insurance, bility insurance, pensions and bancassurance in niche markets such as travel and leisure ance and funeral insurance cialist insurers focus more sharply on their core ness	□ Third-ranking insurer in the Netherlands □ Generally recognised as a high-quality insurer, in part thanks to its strong relationship with intermediaries □ Leading market position in life insurance, mortgage products, disability insurance and travel and leisure insurance	□ Integration process, comprising 300 projects, on track □ Creation of one central payment centre for the three generalist insurers □ Social Plan valid through 2006 □ Most Fortis ASR labels again score high in annual independent performance survey among intermediaries
ribution to individuals and SMEs via mediaries ovative offer of products and services of internet technology in processing cedures :rsified distribution strategy for Employee efits : of expertise in bancassurance aboration with strong local partners in Europe Asia	□ Fortis AG is a leading insurer in the Belgian market □ Fortis Employee Benefits is market leader in pension and healthcare insurance □ Fortis Real Estate is the biggest real-estate asset manager in Belgium □ Fortis Corporate Insurance is market leader in Benelux for non-life insurance to companies □ International partners have a strong local market position	□ Fortis AG: stronger position in modular multi-products and investments in high-quality service □ Fortis AG, Employee Benefits: vigorous growth in pension schemes □ Ample growth prospects due to majority stake in bancassurance operations of BCP (Portugal) and strategic partnership in Thailand □ Solid growth of joint ventures in China and Malaysia

ıle and the business chapters in this Annual Review refer to Fortis's organisational structure in 2004. On 28 January 2005 Fortis introduced a new structure
vith the revised corporate strategy. Information is available at the front of this Annual Review and in the Message from the Board of Directors.

Key events in 2004

01 January

- Retail banking activities in Hong Kong sold to Industrial and Commercial Bank of China (Asia)
- Fortis Investments acquires strategic Japanese equity activities

02 February

- Following successful IPO of Assurant, Inc. in the US, Fortis retains a 35% stake in this company. In January 2005 the remaining shares were offered in the secondary public offering and mandatorily exchangeable bonds were issued

03 March

- Fortis signs in-principle agreement to sell GWK Bank, specialised in cash services in the Netherlands. The sale was effected in October 2004
- Fortis Investments and Deminor Rating join forces on voting rights and corporate sustainability

05 May

- Fortis Lease opens office in Italy and now has offices in all countries where Fortis operates Business Centres
- Shareholders approve appointment of five new members of the Board of Directors

06 June

- Fortis enters into strategic partnership with Muang Thai to expand insurance activities in Thailand
- Fortis enters into strategic partnership with Banca Intermobiliare, an Italian private bank specialised in asset management, in which Fortis acquires 10% stake
- Fortis Lease acquires Deutsche Immobilien Leasing France, specialised in commercial property leasing

07 July

- Fortis Bank voted best merchant bank of the year in the Netherlands
- Fortis signs in-principle agreement for acquiring 50% stake and management control in bancassurance operations of Banco Commercial Português. In January 2005 Fortis acquires a 51% stake in the new joint venture Millenniumbcp Fortis Grupo Segurador

09 September

- Fortis builds on its brand strategy in the Netherlands: from Octob 2005, the new integrated insurer encompassing AMEV, Stad Rotterdam Verzekeringen and Woudsend will be named Fortis AS

10 October

- Jean-Paul Votron succeeds Anton van Rossum as CEO
- Herman Verwilst appointed Chief Operating Officer, responsible fo group-wide, cross-business activities
- Fortis ASR closes biggest real estate deal ever in the Netherlands
- MeesPierson Intertrust opens office in Turkey

11 November

- Fortis Bank co-promotes European Carbon Fund, first non-governmental investment fund devoted to market mechanisms designed to combat global warming

12 December

- Publication of Fortis Governance Statement, a description of Fortis's governance model
- Fortis signs agreement with Banque de La Poste for the sale of insurance products as from March 2005
- MeesPierson Intertrust takes over Centrapriv, a Swiss financial anc fiduciary services provider

Contents

The cautionary statement with respect to forward-looking statements contained in this Annual Review is included in the Annual Accounts.



Jean-Paul Votron, CEO and Maurice Lippens, Chairman of the Board of Directors

)ur ambition is to)ecome a leading uropean player"

›rtis had a strong year in 2004, one in which it continued to build on the budding onomic recovery. We delivered the best operating performance since our rmation in 1990. Net operating profit came to EUR 3.2 billion, or EUR 2.46 per are. That is an increase of 42% compared with our good performance in 2003. :turn on equity was 25.6%. These figures show that we once again amply met our ıantitative targets set at the end of 2000: growth of net operating profit per share of least 12% and return on equity of at least 15%.

A dynamic company

Our performance continues to improve, even excluding the contribution of Assurant, Inc., the American insurance company we floated early in 2004. Our customer focus and business strategies enable us to benefit fully from the budding economic recovery. But there are other factors, too, that make Fortis a dynamic company. Our various businesses work together to develop integrated solutions for our customers, an approach that sets us apart from our competitors. We attract new customers with innovative products. By continuously making our processes more efficient, we are able to offer products in a unique manner. We have also made strides in cross-border integration, which has resulted in enhanced cost synergies. Internal accounting and reporting are now performed on a cross-border basis. Standardisation of our IT infrastructure and database management are going in the same direction.

We are investing the proceeds of the successful IPO of Assurant in activities with growth potential. In the year under review we stepped up expansion of our network for Commercial Banking with new Business Centres. The creation of a single European legal structure for all our leasing activities has resulted in a coherent approach and strategy and efficient coordination. Our majority stake in Millenniumbcp Fortis Grupo Segurador, the largest Portuguese bancassurer, and 40% interest in the Muang Thai-Fortis joint venture are part of our strategy to introduce the bancassurance concept in European and Asian growth markets.

Strengths

- Largest financial institution for banking and insurance in the Benelux region, Europe's fifth largest market for financial services
- Unique position in cross-border banking for medium-sized enterprises
- Proven ability to create value through cross-border combination of banking activities and integration of insurance businesses
- Professional, committed bankers and insurers experienced in managing multi-channel distribution (e.g., bank branches, insurance intermediaries, distribution partners)
- Highly diversified portfolio of banking and insurance activities
- Know-how in developing niche markets worldwide
- High ratings and sound solvency position

Opportunities

- Retain strategic position in rapidly changing European financial landscape
- Further develop position outside Benelux market, mainly in an enlarged Europe and selectively in Asia and North America
- Bolster market position in the Netherlands in Retail Banking and Merchant Banking

We live up to our word

In the past five years, we have concentrated our efforts on creating one company and on achieving synergies and cost efficiency. The banking operations have been combined, and integration of the Fortis insurance brands in the Netherlands is well underway. The resulting synergy benefits support our stringent cost control, and risk management has been enhanc Our portfolio of activities has been streamlined as a result of strategic acquisitions and the sale of non-profitable or non-core activities. We have enhanced transparency by introducin a single Fortis share and by publishing the Fortis Governance Statement. Moreover, the appointment of five new members has made the Board of Directors a more international group. In short, Fortis has lived up to its word and has strengthened its position within the banking and insurance world.

Towards a strategic position in Europe

Fortis is in a position to improve income growth and its market position in a profitable mann Since the new CEO assumed his responsibilities in October, we have mapped out an accelerated growth strategy and revised the company's organisational structure. Our objecti are clear: we aim to achieve average organic growth of net operating profit before realised capital gains of 10% per annum, supplemented with selective acquisitions and strategic partnerships. Growth should give us a strategic position in Europe and a more balanced portfolio of activities. By 2009 at least 30% of net operating profit should be generated outside the Benelux countries, twice as much as now. The creation of customer and shareholder value is a key element of our growth strategy and should ensure that by 2009 Fortis will have grown to become a leading European player competing in the international financial arena. That is our ambition.

In the Benelux countries and the rest of Europe, Fortis is bolstering its position and expandi distribution channels in the retail markets where it operates. More intensive cross-selling between the banking and insurance businesses, both nationally and internationally, should help us grow. Targeted acquisitions should strengthen our distribution channels. The insuranc business should continue to grow in its market segments through innovation, improved service provision to bank branches and insurance brokers, and cost control.

Key points of strategic plan

- Customer focus
- Emphasis on growth of businesses
- Geographic focus on enlarged European Union and selective growth in Asia and North America
- Cost control
- New organisational structure aimed at operating as one company
- New Fortis-wide positions: Chief Operating Officer and Chief Institutional Relations
- One brand worldwide

Outside the Benelux countries, Commercial & Private Banking is leading the way to growth. Business Centres are being opened in Central and Eastern Europe and Scandinavia, and cooperation between private banks and commercial banks will be intensified. Merchant Banking will continue to invest in selected customer and product segments, for instance in the United States. Finally, Fortis will focus its efforts on introducing its bancassurance model in Europe and Asia.

Based on this business strategy, we have designed a revised, growth-oriented organisational structure. The banking and insurance businesses will be combined in one operational structure. This should enable Fortis to secure maximum return on its current markets and activities, achieve international expansion and stimulate synergies between businesses. Growth initiatives and investments will be examined and assessed based on strict profitability criteria.

To give additional impetus to expansion, over the next two years Fortis will gradually introduce a single brand worldwide, with a strong identity based on the company's core values: stable, caring, innovative and straightforward.

The strategic plan was approved by the Board of Directors. In the first half of 2005, each business will draw up an integrated strategic and financial plan for the coming three to five years, where the strategy is fully aligned to our new goals of organic growth and an increase in profit generated outside the Benelux countries. The consolidated plan will be announced in June 2005.

Sustainability

We are confident that Fortis has what it takes to develop into a major European financial institution, with an enlarged EU as its home market and its sights set on selective expansion opportunities in Asia and North America. We are pursuing a course of sustainable development, as is described in Agenda 2006, our sustainability plan. We will use this plan to create a better, more visible sustainability profile than that of our main competitors by year-end 2006. This matter will be discussed in greater detail in our first sustainability report, to be issued in May 2005.



Jean-Paul Votron
Chief Executive Officer



Maurice Lippens
Chairman of the Board of Directors



You're building a position as an internationally competitive player. Fortis offers you one contact poi
for all financial services.

Through an integrated network of European Business Centres.

customer-centric

future-proof



Customers can count on Fortis. In banking and insurance. In Europe and beyond.

We work with strong local partners in Asia.

innovative



You cross frontiers, and so does Fortis.

Fortis leads the way by financing solar energy projects and trading CO_2 emission rights.



flexible solutions

Network Banking

Your company is pulling out all the stops to compete in the international arena.

You need one contact point for cross-border financial services.

Your Fortis Global Relationship Manager takes care of all your needs, through our integrated European network of one hundred Business Centres.



Key points

- Further align approach to customers with their expectations and wishes
- Customer satisfaction as basis for growth and profitability
- Integrate channels for convenience of customers
- Pursue further cross-border integration and synergy
- Improve service through motivated employees and optimised processes

Accolades

- Fortis Bank: Best Bank in Belgium (*Euromoney*, July 2004; *The Banker*, September 2004)
- Banque Générale du Luxembourg: Best Bank in Luxembourg (*Euromoney*, July 2004; *The Banker*, September 2004; *Global Finance*, October 2004)


44%

Share of Network Banking (including Retail Banking and Commercial Banking) in net operating profit (2004)

ʔetail Banking

rtis Bank wants to be the bank of preference for retail customers, self-employed ople, members of the independent professions and small businesses. It is nvinced that a stronger relationship with its customers offers clear benefits for th parties.

Ɔnline banking in Belgium
number of contracts, ,ear-end figures)


800,000
600,000
400,000
200,000
0
00
01
02
03
04

Strategy

To meet its goals in the Benelux market, Fortis Bank will focus closely on the customer, with service and multi-channel accessibility as strong and distinctive features. It has also geared its commercial organisation towards clearly differentiated customer segments to enable it to serve the market even better and to meet its customers' specific needs and wishes. These two strategic elements should allow Fortis Bank to maintain or increase its market share and to raise its profitability per customer.

Although the centre of gravity of the retail operations is in the Benelux region, Fortis Bank is also active in France and Poland. Its market position in those two countries is limited, and so its strategy there has been adapted to local conditions and opportunities.

Key developments in 2004

Fortis Bank developed several initiatives in 2004 to enable it to deploy its expertise on a cross-border basis. A successful example is the application of Belgian internet banking experience to the Netherlands. In this way, customers benefit from best practice, while sharing systems also creates economies of scale. The success of internet banking at Fortis is apparent from the growing number of users: the total in Belgium had risen to 780,000 by the end of 2004, while 140,000 customers in the Netherlands were using the system after less than a year. Electronic banking in Luxembourg, meanwhile, has attracted an impressive 110,000 customers. Fortis also wants to meet the specific requirements of Benelux customers and markets when it comes to securities processing, to which end it is creating a cross-border organisation and infrastructure that will be in place by 2006.

Degree of automation
(%)



100
90
80
70
60
50
00
01
02
03
04

Number of branches in the Benelux countries



2,500
2,000
1,500
1,000
500
0
99
00
01
02
03
04

- ■ **Belgium** *
- □ **Netherlands**
- □ **Luxembourg**

* excluding Fintro (previously Krediet aan de Nijverheid / Crédit à l'Industrie)

Another example of international collaboration is the selection of investment products sold all the relevant countries. Once again, the exchange of best practices is proving extremely valuable for our customers. The organisation of a Personal Banking School at which perso bankers from Benelux and France receive additional wealth management training for high-worth retail customers is evidence of further synergy.

Fortis Bank in Belgium has developed additional initiatives to promote the 'customer bank' idea among all its employees, at both individual branches and head office. Service, quality, professionalism and extended opening hours are all priorities when it comes to the relation with customers. This has not gone unnoticed: surveys conducted in 2004 reveal that 70% customers are extremely satisfied with service at the branches. Efforts are also being made ensure that the front and back office work together more closely. Collaboration between th two is regularly evaluated using a satisfaction survey among branch staff. The training of commercial staff and advisers in insurance products has been extended, and there has be increased investment in new branches and automated tellers ('Selfbank'). Trialling of fully automated branches and deposit machines was concluded successfully. New versions of online banking contributed to more intensive use of this service. Usage among retired customers, for instance, has risen 30% in a single year, while that among young customers increased by over 80%.

Fortis was the first bank in Belgium to introduce service guarantees, promising to deliver a high-quality service for a large number of products. If it fails to provide the guaranteed level service, the customer receives financial compensation. A service package has also been developed for expatriates, especially new officials of the European Union.

Fortis Bank in the Netherlands has launched a new service concept: DirectService is a modern way of banking that is more customer-centred, flexible and profitable. Customers perform standard transactions themselves, if desired with the assistance of a customer service employee. Branch staff are free to serve customers who are looking for advice on products and services. All branches will be adjusted to the new concept in the course of 2005. Fortis Bank staff at branches and head office departments follow the 'Customer Foc Label' quality programme, which aims to improve the overall service to customers. In 2004 closer collaboration with Fortis ASR on insurance sales via the branch network resulted in a 30% increase in commission compared to the year before.

Banque Générale du Luxembourg is one of Luxembourg's leading banks, with a local netw of 37 branches. It successfully extended its financial product offering in 2004 for personal banking customers, the self-employed, members of the professions and small businesses. Innovative new products at BGL include an attractive savings plan for children, a new produ range for young customers and a package combining mortgage loans with life and non-life insurance products.

Outside Benelux, particularly in France and Poland, Fortis has focused as a niche bank on services to companies and on advice to businesspeople and managing directors/majority shareholders. Customer satisfaction continued to rise in France and Fortis Bank saw its income grow, thanks in part to a surge in long-term saving. In Poland, Fortis Bank produced a catalogue of opportunities for businesses in terms of investment credit, advisory services and available funds within the European Union. Business Week chose the survey as its best financial product of 2004.

The development of a shared platform for processing international payments is a fine example of how Fortis Bank operates as a single company. All international payments anywhere within Fortis will now be handled in the same way, which will improve service and reduce costs. The new platform will give Fortis Bank a lead over its competitors in the field of international payments and will hopefully generate additional income. Belgium is the first country for which payments will be processed via the new platform, with the Netherlands scheduled to follow in the course of 2005. The possibility of handling third-party payments is also being investigated.

Financial performance in 2004

Net operating profit of Network Banking (comprising Retail Banking and Commercial Banking) increased by 55% to EUR 1,468 million.

Retail Banking was the main contributor as a consequence of simultaneously improving revenues, cutting costs and reducing value adjustments to loans. Total revenues went up 4% in 2004 mainly thanks to higher commissions. Retail Banking consolidated its interest income, despite lower market rates. The continued reduction in the number of branches and the decrease in FTEs have kept operating costs under tight control. The number of FTEs in the Benelux region has decreased to 12,441, a decline of 5% over the full year.

At FB Insurance, which sells Fortis insurance products via the Fortis Bank branch network, gross Life premium income enjoyed growth of 15% to EUR 2,484 million. Traditional Life and Savings increased by 14% to EUR 1,865 million. Production outpaced the high levels achieved in 2003, which were realised in the context of a downward trend in interest rates. Unit-linked gross premium income grew by 26% to EUR 433 million, albeit from a very low base in 2003. Non-life activity is well on track with a 6% increase in gross premium income to EUR 179 million, driven by Motor and Fire business. Non-life continues to perform very well with a combined ratio of 86%.

FB Insurance
Gross premium income
(in EUR million)



3,500
2,800
2,100
1,400
700
0
00
01
02
03
04
Life
Non-life

Prospects

Fortis Bank will continue to work on improving service to its customers in the coming years. Key strategies for boosting customer satisfaction and retention include the multi-channel approach and solutions tailored to our customers' profiles. Employee satisfaction, meanwhile, will benefit from training efforts and improvements to branch infrastructure. At the end of the day, satisfied customers and employees are the best long-term guarantee of success and growth potential.

Fortis Bank intends to further expand its existing channels in the markets in which it operates. In Belgium, for instance, it will become the exclusive supplier in March 2005 of both banking and insurance products to the country's 1,352 post offices. The new name, Fintro, should spruce up the image of the independent branch network Krediet aan de Nijverheid / Crédit à l'Industrie. Fortis Bank is also keen to strengthen its position in specific market niches, including consumer credit. Finally, Fortis is studying operational opportunities in the expanded European Union.

Restructuring of the Fortis organisation in January 2005 has made Retail Banking an autonomous business with growth ambitions. Together with Fortis AG, FB Insurance has been integrated into the Insurance Belgium business. It will maintain its close relationship with the bank branches and insurance brokers and will continue to pursue an ever-higher quality of service.

Key points

- Focus on the segment comprising medium-sized European enterprises with international operations and a good risk profile
- Optimise market coverage by accelerated opening of Business Centres in fifteen countries of the enlarged EU and Scandinavia
- Become top European player in cross-border factoring and leasing
- Further refine customer-focused performance indicators for the Business Centres
- Leverage Fortis network to achieve structural collaboration at European level
- Cooperate intensively with Private Banking to create a unique European service strategy

Accolades

- Fortis Bank: Best Merchant Bank in the Netherlands (*Het Financieele Dagblad*, June 2004)

Commercial Banking

Fortis Bank wants to be the bank of preference for medium-sized companies activ in more than one European country. To that end, it offers financial solutions with added value via a unique and integrated European network.

Outstanding loans and advances
(in EUR billion)


40
30
20
10
0
01
02
03
04

Strategy

Fortis Bank intends to carry on growing in the market segment for medium-sized, internation active companies. These are primarily businesses interested in cross-border solutions consisting of multiple banking services, such as leasing, factoring, international credit faciliti international cash management and the financing of acquisitions and trade transactions.

Fortis Bank provides companies like this with access to a unique integrated network of around one hundred Business Centres located all over Europe, enabling them to arrange all their financial services internationally via a single contact – the Global Relationship Manager who brings together all Fortis's expertise and provides specialist, tailored solutions. This 'Ac as One' approach offers customers all over Europe the same level of service and the same palette of cross-border products, services and specialisms.

Key developments in 2004

The 'Act as One' strategy launched three years ago has paid off handsomely. The number o customers continued to grow in 2004: in the course of a targeted campaign, almost 10,000 businesspeople had a first meeting with a Fortis Bank account manager. Customers also vie Fortis Bank's services very positively. *Het Financieele Dagblad* – the leading Dutch financial newspaper – rated it the Netherlands' Best Merchant Bank of 2004 following a survey of 4,900 businesses. Fortis Bank scored above average on virtually every point in the survey, and stood out particularly for its lending, its accessibility and the way it handles complaints.

The unique European network was further expanded in 2004, with Business Centres added Dortmund, Munich, Marseille, Metz, Rouen, Turin, Seville and Wroclaw, followed at the beginning of 2005 by Zurich. As a result, Commercial Banking's 650 account managers are now active in eleven countries.

tal non-performing loans a percentage of volume lending



7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
01
02
03
04

In addition to the services offered via the Business Centres, customers can use the option of online banking. Two important applications are 'Click 'n Deal' for currency and money market transactions and 'Click 'n Trade' for managing documentary techniques. The second internet application is being rolled out on a modular basis. The Documentary Credit module enables importers and exporters to manage and track their credits online, saving them time and paperwork. A second module for documentary collection entered market testing at the beginning of 2005 and will subsequently be brought into operation in the different countries.

Fortis is investing substantially in specialist activities with a high added value – including leasing and factoring – to enable it to offer a full-service package to customers looking for European solutions. Fortis Lease – currently Europe's number five cross-border leasing business – intends to continue growing. The opening of branches in Italy (Milan), which is Europe's second largest leasing market, and Spain (Barcelona) means it is now present in the eleven countries where Fortis Bank also has Business Centres. In France, where Fortis Lease already has a presence, the takeover of Deutsche Immobilien Leasing France has given it the extra muscle needed to perform larger structured transactions. Fortis Lease provides importers and producers in the European capital goods market with sales and risk-management support through its leasing solutions, while its centralised approach offers them a competitive advantage.

Fortis Commercial Finance further expanded its operational range and market share in 2004, working from bases in ten European countries and Hong Kong. As one of the few integrated European factoring companies, it offers unique solutions via this network to businesses operating in Europe. Fortis Commercial Finance rose from ninth place among European factoring companies to number seven. The ambition is to grow into the European top five, aided by the setting up of a 'factoring factory'. In addition to Fortis Commercial Finance's back-office operations, the venture will offer accounts receivable management services to large enterprises and back-office services to other factoring companies.

Financial performance in 2004

Commercial Banking revenues grew by 8% on a like-for-like basis, excluding the impact of the sale of activities in Hong Kong at the beginning of 2004. Although lending remains a core competence among the solutions offered, competences like cross-border Leasing and Factoring continued to gain in importance. Revenues from managing the cross-border cash flows of companies saw a significant increase as well.

Prospects

The integrated network of Business Centres, the single contact point and expertise embracing many individual services are key reasons for companies operating at European level to do business with Fortis. Fortis Bank will accelerate the expansion of its network – especially in European regions with strong growth potential – to make it even more locally accessible for those businesses. Meanwhile, Fortis Bank has launched several projects to keep costs in check, including a new credit processing system that reduces the processing time for credit applications, an efficient operating model and IT platform at European level, and the streamlining of processes between the Business Centres and the back office.

In the new strategy, Commercial Banking and Private Banking become natural partners that have been brought together in a single business with an integrated approach for entrepreneurs and their companies. The objective is to pool competences in areas like business consultancy, employee benefits, trust, succession planning and leasing. Fortis intends to use this unique service strategy to lead the way in Europe.

The economic environment is constantly changing. And it's up to companies and institutions to respond. This requires flexible forms of finance and investment services. The natural environment is also changing. That's why Fortis trades emission rights.



Key points

- Reinforce customer relationships in the home market
- Combine product innovation and cross-selling
- Use strong customer and product bases as levers for growth
- Bolster market position in the Netherlands
- Improve operational efficiency through economies of scale and cross-border organisation

Accolades

- Carbon Trade of the Year, awarded for the first transaction in EU emission rights under an ISDA contract that has set the market standard
- Best Public Debt Deal 2004, awarded for Trailer International (*Marine Money International*, February 2005)
- North American Renewable Deal, Deal of the year (*Project Finance Magazine*, January 2005)
- Best Merchant Bank in the Netherlands (*Het Financieele Dagblad*, June 2004)
- Power Deal of the Year, for the Kayseri-Zorlu power plant in Turkey (*Trade Finance Magazine*)
- Latin America Mining Deal of the Year, for the Veladero Gold Mine project in Argentina (*Project Finance Magazine*)
- Middle East Gas Deal of the Year, for financing of Quatar Gas II (*Project Finance Magazine*)


14%

Share of Merchant Banking in net operating profit (2004)

/erchant Banking

erchant Banking aims to offer optimum financial solutions to corporate and stitutional clients in Europe. It composes these solutions from a comprehensive nge of wholesale products and provides customers with the specific services they :ed. Merchant Banking complements its core business with expertise in niche :tivities with a regional or global scope.

Strategy

Merchant Banking offers investment and financing products as well as advisory services. It is active in several areas, including forex, money markets, fixed income, commodities and equity (including derivatives and structured products), corporate finance, capital markets, cash management, asset financing, project finance, private equity and structuring. Merchant Banking develops high value-added financial solutions capable of meeting its customers' sophisticated financial needs.

Outside the Benelux region, Merchant Banking is active in several European countries and is expanding in the US and Asia. It is also developing its global capital market operations and selected niche markets, such as shipping, export and project finance, and trade and commodity finance. Other activities serving as levers for growth include financing of the oil and gas and intermodal sectors, where Merchant Banking is a major player in the United States; derivatives and structured products, where Fortis has a leading role in Europe; and innovative activities such as energy and CO_2 trading.

Merchant Banking delivers tailored solutions based on thorough knowledge of its core clients' needs and the ability to deliver a full and high-quality product range. Merchant Banking has segmented its entire client base and has implemented coverage models for each category of clients. First-class relationship management and improved account planning are key elements of this approach. By closely tracking its different merchant banking activities and customer portfolios, Fortis is able to focus more strongly on the desired customer relationships and growth activities.

Strong track record in specialised finance
(annual growth rate of gross income, 1999-2004)



0
5
10
15
20
Shipping 18%
Oil & Gas 17%*
Intermodal and Aviation 16%
Commodities 14%

*annual growth rate in USD is 20%

Key developments in 2004

Merchant Banking made major strides in 2004 in sharpening its customer focus and enhancing the added value of its broad product mix. Its proactive approach in responding to customers' needs is underpinned by effective segmentation of both its corporate and institutional client bases, a solution-driven organisation and intensive sharing of competenc and sector and client knowledge. Merchant Banking has organised its commercial approa accordingly, by introducing senior relationship managers and multidisciplinary teams.

Merchant Banking is at the forefront of product innovation. In 2004 it closed a number of high-profile structured credit deals, such as Pyramid I (a Collateralised Debt Obligation (CD composed of asset-backed securities (ABS) and single tranche CDOs). Merchant Banking also originated and structured securitised deals for clients using both the structured bond market and its asset-backed commercial paper conduit Scaldis Capital. Its solid expertise commodities was further expanded with the launch of market-making activities on the Lon Metal Exchange, providing a fully-fledged LME trading service to all institutional segments of the market. In addition, Merchant Banking continues to develop new services in the field energy, positioning itself as a major bank with CO_2 activities in Europe. In particular, Carbo Banking gives it a market instrument for the trade in emission and reduction rights and for carbon management. Finally, in addition to currency, equity and interest-rate derivatives, Fortis has gained sound expertise in the trade in credit, metal, energy and weather derivati

Fortis Bank continues to invest in a number of specific regional or global activities. A world leader in shipping finance, the bank managed several deals for its international client base. In 2004 Fortis arranged USD 4.8 billion in shipping finance facilities and expanded its M&A a capital markets business. Fortis Bank is also a leader in international commodity finance. The bank's solid position is underpinned by its knowledge of the agricultural, metal and ener sectors, geographic coverage of the market and excellent reputation. Fortis Bank relies on its expertise in the intermodal sector to enter into major deals, such as guaranteed containe finance for TAL International, one of the biggest transactions ever in this sector. Other noteworthy deals were transacted in export and project finance, where Fortis Bank offers finance for the export of capital goods and services to emerging countries, for individual projects in emerging markets and for private/public partnerships in a diversity of infrastructur and utility projects. In the US, Fortis Bank ranked among the top players in the financing of independent oil and gas companies, thanks to its extensive skill set and expansion of its product range for this client base.

Fortis Private Equity developed favourably in 2004, partly on the back of the improved mark climate. Fortis continued to streamline its private equity activities in several countries. In France it bought the private equity management company Robertsau Gestion to become Fortis Private Equity France to be able to support local direct investments. In addition, the newly established Dutch team complemented the Fortis Private Equity Benelux group, and NeSBIC carried on with the management of its four existing funds. In Belgium, Fortis Private Equity gained market share in the MBO/MBI market. In Spain, NAZCA, a wholly-owned subsidiary of Fortis, managed a successful exit, selling its stake in Unipost to Deutsche Post The fund-of-funds portfolio grew significantly, giving the private equity portfolio proper diversification in terms of geography and markets. Fortis Private Equity's portfolio totalled approximately EUR 700 million at the end of 2004.

The drive for greater efficiency is benefiting both Merchant Banking and its client base. The introduction of the client portal for Merchant Banking's online services proved to be quite successful. The integration of Click 'n Deal, the online trading application in forex and money market products, went smoothly. At the end of the year more than 800 accounts were active


conomic profit of customers
ı financial markets
ɔrex, money markets and
‹ed income) (index, 2002=100)
300
250
200
150
100
50
0
02
03
04

trading on a daily basis, accounting for more than thirty percent of the total number of client deals in that area. Merchant Banking also launched a project to centralise all operations and process activities in order to create synergy and increase efficiency, improving the time-to-market for all IT developments.

Merchant Banking is first and foremost a people business run by professionals. The business therefore provides specialised training to its employees through its Merchant Banking Academy. Since the Academy was set up in February 2004, more than 2,000.professionals have taken one or more of the ninety training courses. Merchant Banking also initiated a selective hiring programme targeting promising young talent in order to cope with the growing business segments.

Financial performance in 2004

Merchant Banking reported record results for full-year 2004. Net operating profit rose to EUR 476 million, a 45% increase compared to the excellent results of 2003. The increase was driven by lower value adjustments to loans and revenue growth from client activity across many corporate and institutional sectors.

Thanks to stronger relationship management, business with corporate clients continued to expand profitably. Interest income increased by 6% despite the negative impact of the ongoing margin compression and the flattening yield curve. Loan loss provisions for 2004 were 89% lower than in 2003, reflecting the improved credit environment throughout the year and enhanced credit discipline. Commission income was up 13% due to the increased number of lucrative deals involving corporate finance. The number of FTEs employed by Merchant Banking stood at 2,761 at the end of the year, a 3% increase from 2003.

Prospects

Fortis Bank is well positioned to benefit from the upturn in merchant banking activities, thanks to its strategic position as a multi-domestic player with specific market niches and its strong cross-border operational platform. The combination of products and services based on customer-centric solutions gives Merchant Banking a key competitive edge. Merchant Banking will continue to develop its profile as a European merchant bank, with a strong position in the Benelux countries, and will pursue international growth based on strong customer and product bases.

Fortis has restructured its businesses in line with the corporate strategy to accelerate growth of its core activities. Information Banking will be integrated into Merchant Banking, as its asset financing services enrich Merchant Banking's product offering.

You are as full of energy now as you were back when you started up your company. But now you want to plan for the future. Will the business stay in the family? Will you still be able to do what you want to do? Plan your estate wisely, together with Fortis.




ey points

- Exploit growth opportunities by
  - offering the integrated services delivery model to all customers
  - using the Fortis network as leverage
  - cultivating new markets (Eastern Europe, Middle East, Asia)
- Develop or extend innovative services, for example in real estate, corporate governance, alternative investments, philanthropy and trust and corporate services

Accolades

- MeesPierson rated among the top 15 global private bankers (*Euromoney*, January 2005)


4%

Share of Private Banking & Trust in net operating profit (2004)

rivate Banking & Trust

rtis aims to position itself internationally as a leading provider of wealth nagement, trust and corporate services. The group offers worldwide integrated vices and solutions for asset and liability management to private clients and their sinesses as well as to corporate clients and their advisers.

Strategy

Whereas private banking activities are mostly conducted under the name 'MeesPierson, the Private Bankers of Fortis', trust and corporate services are provided worldwide under the 'MeesPierson Intertrust' brand. Both activities are offered to clients – whether they are private or corporate clients – through an integrated service offering further enhanced by close collaboration with other Fortis businesses.

MeesPierson's growth strategy is to offer its services on a scale large enough to optimise its profitability and consolidate its market position in the long term. Initiatives in line with this strategy include:

- offering the integrated services delivery model to all customers;
- consolidation/expansion of existing market positions by using the Fortis network as leverage and by working with highly specialised teams;
- investment in the development of new competences;
- expansion into new areas where MeesPierson can build on Fortis's existing presence or quickly establish a foothold; and
- reinforcement of human resources through training and recruitment.

Key developments in 2004

As part of its commitment to serve its clients with the highest level of professional expertise, MeesPierson invested in 2004 in developing new areas of know-how and improving its service delivery systems. When dealing with high-net-worth or corporate clients and their advisers, MeesPierson always takes a long-term approach with a view to serving them throughout all economic cycles and the different stages of their personal lives. Its business thus extends well beyond traditional portfolio management and is built on excellence in a unique range of competences: investment, structuring and trust, international corporate management, financial engineering, real estate, financing, insurance and a number of specialised services ranging from intellectual property, philanthropy and corporate governance

Private Banking
Funds under management
(in EUR billion)



60
50
40
30
20
10
0
01
02
03
04

services to yacht management and redomiciliation services. MeesPierson's integrated services delivery model ensures clients that they receive the same high-quality services ar attention, wherever they are in the world. Investments in state-of-the-art instruments and systems, finally, provide clients with better reporting and portfolio analysis.

The year under review was also one of major geographic expansion. In its more traditional markets, MeesPierson opened additional regional branches in the Netherlands; set up a fully-fledged team of experts in real estate in Brussels; acquired the accountancy, tax and business advisory services of Mathew Edwards & Co in London and on the Isle of Man; acquired the Swiss financial and fiduciary service provider Centrapriv; and took a strategic 10% interest in Banca Intermobiliare. MeesPierson further strengthened its presence in As by acquiring PCS Limited, a provider of business services in Hong Kong. It has been explo business opportunities in new growth markets in Eastern Europe (Moscow) and in the Mid East. New branches were opened in Istanbul (Turkey), in Jakarta (Indonesia) and in China (Shanghai and Guangzhou). MeesPierson is now present in twenty-three countries. As a re of expansion, and to meet the needs of MeesPierson's sophisticated service offering, spec efforts were made in 2004 to hire new talent through an international recruitment campaig and to offer professionals extensive training programmes.

In addition to its increased distribution capacity, MeesPierson has been investing to expan product range. This primarily concerns high-quality products in competences such as real estate, investments, structuring, lending and trust services. Examples of some of the more innovative MeesPierson products are the Dynamic Real Estate Fund, the Market Diversified Fund, the Informal Opportunity Fund, the BOAZ Private Equity Fund and a fund of hedge funds. MeesPierson created its Real Estate Investment Fund to meet the strong interest in property being shown by high-net-worth individuals. The fund is the first pan-European fun enable investors to buy into real estate in the 25 countries of the European Union, irrespect of their own country of residence. MeesPierson has also allied itself with Nyenrode Univers in the Netherlands, providing a powerful stimulus to research and development with regard property investment – chiefly by private individuals. MeesPierson also has ample experienc the development and administration of programmes for national and international not-for-p institutions and social organisations. It launched its philanthropy services in Asia, making it first private bank in that region to offer these services.

MeesPierson believes that asset management services should be founded on ethics, value and responsibility. It offers clients the option of investing in companies that do business in a socially responsible manner and in ethically sound investment funds. Of the assets that MeesPierson has under management, EUR 153 million was invested in sustainable compar in 2004 compared with EUR 97 million in 2003.

MeesPierson's expertise and know-how received recognition in a Euromoney 2004 survey, which ranked MeesPierson in the top three of best banks in Western Europe on three coun (for philanthropy services, for inherited wealth services and succession planning, and for tru services).

;orporate governance is becoming an important aspect of every :ntrepreneur's business operations. MeesPierson has joined forces .ith Fortis Venturing to develop new services in this field for the Dutch nd Belgian markets. These will help entrepreneurs to organise their businesses effectively and in keeping with the rules of good corporate governance. In addition to directors/major shareholders who are already MeesPierson clients, the target groups for these services embrace listed and non-listed medium-sized and large enterprises.

eakdown of funds under anagement by vestment Services


37%
63%

Private Banking
Asset Management

Financial performance in 2004

The increase in net operating profit from EUR 123 million to EUR 143 million (+16%) was driven mainly by higher volumes with better margins. The rise in overall revenues outweighed cost increases both in private banking and in trust activities. New acquisitions, expansion of the network and investments in new services and competences have pushed the global cost base higher but are expected to contribute fully to higher revenues in 2005.

FTEs increased by 7% to 2,398. Assets under management increased by 4%, as a result of the net intake of assets from private banking clients, the outflow of institutional non-core clients and better market conditions.

Prospects

In early 2005 Fortis restructured its businesses in line with the corporate strategy to accelerate growth of its core activities. Private Banking is joining forces with Commercial Banking, given that both are natural partners, offering services to entrepreneurs, their companies and their advisers. Private Banking will continue to focus on its own market and to develop further expansion opportunities. It intends to further expand its operations in its core markets and in Eastern Europe, Asia and the Middle East. It will also continue to diversify its activities with the aim, over time, of achieving a balanced spread of income. To bolster its position and to increase Fortis's visibility in the international market, the company will invest in the Fortis brand, which will replace the MeesPierson brand in the course of 2006.

Key points

- Offer solutions based on expertise and performance
- Pursue innovation in product offering
- Leverage extensive product and distribution opportunities
- Exploit growth potential in Asia
- Investigate opportunities for partnership and preferred supplier status

Accolades

- Excellent AM2 rating with a score of 83/100 (Fitch, January 2004)
- Winner in 'Euroland Equities' category (1 year) (Standard & Poor's Fund Awards 2004)
- Winner in 'Bonds in EUR' category (2 years and 5 years) (Standard & Poor's Fund Awards 2004)

Share of Asset Management in net operating profit (2004)


2%

Asset Management

Fortis Investments – Fortis's autonomous asset manager – offers innovative and high-quality investment solutions to retail and institutional customers. The compa aims to consolidate its position as a leading European asset manager and to devel growth platforms in selected parts of Asia and, through the growth of its institutional business, in the United States.

Asset Management Funds under management (in EUR billion)


100
80
60
40
20
0
01
02
03
04

Strategy

Fortis Investments offers global expertise in the field of asset management. The company's business model is unique thanks to its investment solutions consisting of diversified produ designed to meet customers' needs, be they absolute return or benchmark-based.

Fortis Investments is structured around 15 investment centres, each specialised in produci good returns in a particular asset class. Its services are provided worldwide through the Fo network, through its third-party distribution partners and directly to institutional customers. These centres, staffed by some 180 investment professionals, are autonomous and fully accountable for both their investment process and performance.

Through its Distribution Partners department, Fortis Investments focuses not only on Fortis own distribution channels, but also on third-party distribution. The Institutional department concentrates on customers that trade for their own account. Customer relationship management in both channels is provided through local customer relationship teams. Fortis Investments aims to maintain and expand a diversified customer base and product m It is thus investing to strengthen and extend its commercial network in Europe and Asia an new, innovative products.

Key developments in 2004

Fortis Investments continued to expand and enhance its investment competences through 2004.

- The new Japanese Equities activity in Tokyo was fully integrated.
- The European small-cap equity team was enhanced by a highly experienced team of individuals and was relocated to London.

- The Asian Equities (ex Japan) team was reinforced with an experienced team of portfolio managers and analysts and was relocated to Shanghai.
- A new US Structured Credit department was set up in New York and Boston, initially focused on Asset Backed Securities (ABS) in addition to the existing core credit operations. This, combined with the successful growth of European Structured Credit, positions Fortis Investments well for globally oriented products in 2005.
- The US Equities team based in Boston was strengthened with several key sector analysts and the appointment of a new Chief Investment Officer. As a result, the investment centre considerably improved its performance.

Fortis Investments also launched a number of initiatives to stimulate third-party sales in both new and existing markets, opening representative sales offices in Switzerland and Spain and further expanding its presence in Germany and Italy.

Fortis Haitong Investment Management, the joint venture in Shanghai established late 2003, developed into a fully-fledged stand-alone fund management business. The team launched three open-end investment funds in the Chinese market, the second of which produced a record amount of subscriptions for a retail fund in China. Fortis Haitong is now the largest international player in the market and has already established its brand credentials with a solid reputation of quality, transparency and excellent performance. Leveraging this success, Fortis Investments became a Qualified Foreign Institutional Investor ('QFII') in 2004, providing international customers with direct access to the market for A shares (previously reserved for Chinese investors).

ınds under management
:' geographic region


9%
7%
17%
47%
20%

Belgium
Netherlands
France
Luxembourg
Other

Fortis Investments takes sustainability issues into account when carrying out its investment processes. Its analyses reveal that these issues can affect share prices in the medium term. Sustainability can be broken down into four categories, i.e. *corporate governance, personnel affairs*, the environment and external social responsibility. Fortis Investments attaches great importance to the sustainability of the companies in which it invests. Together with Deminor Rating, which provides integrated corporate governance services, it signed the first pan-European collaboration agreement regarding the use of proxy voting rights to promote sustainable enterprise. The agreement makes Fortis Investments the first asset manager to use its voting rights to approve or reject companies' financial and other reporting based on the requirements of sustainable enterprise.

Financial performance in 2004

Net operating profit ended the year at EUR 47 million. Assets under management finished 2004 very strong, rising by EUR 9.1 billion from the end of 2003 to EUR 87.1 billion. Net new cash for the year stood at EUR 5.6 billion, showing clear results of the enhanced capabilities in convertibles, structured credit and traditional products. Following further significant investment in boosting our capabilities in 2004, tight cost control meant only a modest cost increase for the year. Fortis Investments had 704 FTEs at the end of December 2004.

unds under management
f Investment Services
y type of investment


35.1%
64.4%
0.5%

Equities
Real estate
Fixed income

Prospects

Asset Management is becoming an increasingly solution-oriented and regulated activity worldwide. Competition in the sector is fierce, but returns are high for those who provide the right solutions and deliver a consistently strong investment performance.

With its highly efficient cost base and unique business model, Fortis Investments will leverage its potential for rapid growth in Europe, Asia and North America in 2005.

Key points

- Expand and diversify customer base
- Further expand integrated asset financing services
- Develop service in growth markets
- Perfect supply chain integration in administrative processing

Accolades

- Star rating for settlement performance in Belgium and the Netherlands (*GSCS Benchmarks*, November 2004)
- Two-star rating for overall performance in Belgium and the Netherlands (*GSCS Benchmarks*, November 2004)
- Award for Best Funds Service provider 2004, for the sixth time in a row (*GSCS Benchmarks*, November 2004)
- Prime Fund Solutions ranks in the top 3 of administrators in the world, measured in terms of assets / funds under management (*Hedge Fund Manager* / Correctnet Hedge Fund Administrator Survey, November 2004)

Share of Information Banking in net operating profit (2004)


3%

Information Banking

Information Banking's ambition is to occupy a leading position in asset financing services, both in Europe and beyond. It offers highly valuable financial products th support its customers' trading and investment activities. Information Banking seek to bolster its already strong international position, focusing on the development of new services in mature financial markets and on existing services in growth marke

Strategy

Information Banking pursues the principles of asset gathering and asset utilisation to offer integrated services to three groups of customers: institutional investors and banks, manag of traditional and alternative funds, and professional traders. It works mainly with a combina of transaction processing, financial logistics, risk management, portfolio financing and asse optimisation. It does so by offering services in the areas of custody, cash and derivatives clearing, securities financing, securities lending and financing, and administration for offsho investment funds.

Key developments in 2004

Information Banking further bolstered its market position in the areas of specialist fund administration and custody and took initiatives to improve the market position for internatio clearing services. It continued to successfully expand its strong international position in securities lending. Information Banking expanded its sales and account management team worldwide to cope with its bigger commercial opportunities.

A new legal structure, in which all of Fortis Bank Global Clearing's international activities are provided by a single legal entity, offers numerous benefits for professional traders, including integrated reporting, transparent supervision and more efficient capital allocation. In Europe integration of these services has begun in Amsterdam, Frankfurt and London. Fortis is activ as a General Clearing Member on Euronext Amsterdam and Brussels and on the Paris derivatives market. Information Banking offers its customers a wide range of clearing and custody services. Access to the German markets further contributes to the service offering. Powerful software solutions help Information Banking to provide its customers with extensiv online reporting on their trading operations. Finally, Information Banking is looking into opportunities to expand its clearing operations into Spain, the United States and Asia.

Information Banking has combined its clearing and custody activities, enabling it to respond more flexibly to the increasing demand for an integrated product range. The new structure increases Information Banking's opportunities to pursue a key aim – investing in the organisation's capacity for innovation – by freeing up additional funds.

Information Banking offers global custody services and related services such as follow-up, reporting and performance measurements in the area of compliance for institutional investors. It also acts as subcustodian for international banks, including several custodians in the United States. Information Banking has formed an alliance with Ordina, which means it can now offer its customers a total concept combining worldwide clearing and custody services with securities and back-office administration. The concept will be extended to services like treasury, order routing and securities lending. Financial institutions and asset managers can achieve substantial cost savings in this way and are free to concentrate on their core operations.

Information Banking is highly respected as a centre of expertise in the field of specialist fund administration. It further expanded its integrated package of investment services in 2004, making use of the latest reporting technologies. Information Banking also has worldwide experience with flexible financing solutions for fund managers (including hedge funds). Acquiring bank status in Dublin enriches its service offering compared with traditional administrative services. Its international branch network, too, was expanded with the opening of an office in Milan.

The securities lending and arbitrage activities were highly successful, partly due to favourable results in Europe. The international branch network was expanded with an office in Denmark, providing access to the Scandinavian markets. Local arbitrage opportunities are used for proprietary trading, thereby increasing Information Banking's opportunities to act as principal trader.

Financial performance in 2004

Net operating profit for 2004 went down 4% from EUR 112 million to EUR 108 million. Gross revenues were up 4% to EUR 378 million. Operating costs were up 10% due to extra staff costs. Sales and account management teams expanded worldwide to respond to increased commercial opportunities. FTEs increased by 7% to 1,103.

Prospects

Fortis has restructured its businesses in line with the corporate strategy to accelerate growth of its core activities. Information Banking offers asset financing services that meet the needs of Merchant Banking's target group. These services will therefore be integrated into Merchant Banking in 2005. Information Banking will continue to develop its growth potential in three areas: new products and services, new markets, and expanding and deepening relationships with existing and potential customers.

Active people know that the show must go on. But there is always a chance that something will happen to you, your family or your possessions.
Whatever the situation, you cannot let your finances suffer. Fortis offers a wide range of non-life, healthcare and life insurances.



Key points

- Build on position as prominent intermediary insurer in the Netherlands
- Focus on profitable growth, especially in life insurance (individual and group), disability insurance and bancassurance
- Total integration of three general insurers, with a single strong brand
- Balance between integration efforts and growth opportunities
- Specialists to focus further on their core operations

Accolades

- Fortis ASR brands awarded high scores by intermediaries in various satisfaction surveys
- Europeesche Verzekeringen named Best Travel Insurer in the Netherlands (*Reisrevue*, 12 January 2005) for the seventh year in a row
- Various nominations for the Marketing Award


20%

Share of Fortis ASR in net operating profit (2004)

ortis ASR

ortis ASR's ambition as a prominent intermediary insurer in the Netherlands is to rther expand its strong market position in non-life, healthcare and life insurance ıd in mortgage lending. It also plans to strengthen its assurfinance and ıncassurance operations.

Strategy

Fortis ASR encompasses all of Fortis's insurance activities in the Netherlands (apart from Fortis Corporate Insurance) and offers several banking activities provided by intermediaries. With an average market share of 10.6%, Fortis ASR is one of the three largest insurers in the Netherlands.

Fortis ASR addresses the market through different brands. The three general insurers AMEV, Stad Rotterdam and Woudsend have been merged to form a single new company. This integration process, which began mid-2003, is intended to boost the businesses' commercial clout, improve their efficiency and generate synergy. Fortis ASR's four specialist insurers – De Amersfoortse (income protection insurance), Europeesche Verzekeringen (travel and leisure insurance), Falcon Leven (unit-linked insurance) and AMEV Ardanta (preneed funeral insurance) will concentrate completely on their customers based on their specialisms.

Its financial products are distributed exclusively via intermediaries; to that end, Fortis ASR works with more than 8,000 independent intermediaries, which vary greatly in terms of profile, size and marketing strategy. Fortis ASR also distributes its products to a small extent through a tied-agents network (Verzekeringsunie).

Fortis ASR
Gross premium income
(in EUR million)


6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04
Life
Non-life

Key developments in 2004

The integration of the three general insurers AMEV, Stad Rotterdam and Woudsend, which be incorporated into the new general insurer, Fortis ASR, in October 2005, is well on cours Numerous sub-projects are underway within the integration process, a third of which have already been concluded. The creation of a single payment centre at the beginning of 2005 was a milestone on the road towards unification: cash flows from and to intermediaries and policyholders have now been brought within one and the same organisation.

Intermediaries demand a great deal from the products and services provided by insurers. T avoid losing intermediaries' goodwill or otherwise harming the good relationship with them, even during the integration phase, they are being kept intensively informed about the progr of the integration process and its implications for business operations. Judging from the annual performance surveys produced by intermediaries' organisations, Fortis ASR has be successful in its attempts to keep its service level up to standard.

A new Social Plan was concluded with the trade unions at the beginning of 2004. The plan which is set to run until the end of 2006, is helping Fortis ASR to fulfil its legal duties as an employer arising from the reorganisation, while offering the relevant members of staff new opportunities within the internal or external labour market. The number of employees has fallen as a result of the integration and harmonisation process launched in 2003. The aim w to reduce the number of FTEs by 750 in the period 2003-06 (i.e., 14% of the workforce); a figure of nearly 400 has been realised so far. Where necessary, additional staff have been brought in temporarily to maintain the desired service level.

The four specialist insurers performed well in 2004. As an income replacement insurer, De Amersfoortse boasts a substantial and growing share of the market. Political developme towards greater privatisation in the disability insurance field are also opening up new opportunities. Fortis ASR's medical insurance businesses have been combined to allow a more effective response to the forthcoming basic health insurance system. Europeesche Verzekeringen – Dutch market leader in the field of travel and leisure insurance – is increasin using the internet to distribute its products. Travellers all over Europe can now take out their own policy via the internet using their own language and on local terms. Falcon Leven, whic specialises in unit-linked life insurance, does an important job for Fortis ASR, providing it wit access to Fortis's banking channel. Bancassurance of this kind, whereby Fortis Bank acts a intermediary for Fortis ASR insurers, was very successful in 2004, with commission income up 30% on the previous year. AMEV Ardanta owes its success in the preneed funeral insurance market to the targeted deployment of different distribution forms.

Fortis ASR wants to increase the share accounted for by its property portfolio in the investme mix, to which end it has purchased five shopping centres currently in development. At EUR 460 million, this is the largest real estate transaction ever to be concluded in the Netherlands between a developer and an investor. The shopping centres will be built betwee 2005 and 2009.

The Financial Services Act introduced in 2005 and the new supervisory regime flowing from will have far-reaching consequences for all service providers. Both suppliers – including Forti businesses – and the intermediaries with whom Fortis ASR works will have to adjust to the new requirements in terms of quality, transparency and administrative organisation. Other legal changes, such as those relating to pension provisions and disability insurance, are creating new market opportunities for Fortis ASR as a prominent player in these segments. Consequently, Fortis ASR will need to devote careful attention to modifying its product range and administrative processing.

Financial performance in 2004

Net operating profit for 2004 came in at EUR 682 million, compared with EUR 369 million for 2003. The improved stock market contributed significantly to this recovery. Net operating profit before realised capital gains climbed 36% to EUR 353 million. Gross premium income amounted to EUR 4,896 million, and so remained more or less the same as in 2003. The expected fall in single premium policies was offset by the sharp rise in premium income at Accident & Health.

Gross Life premium income declined by 6% to EUR 2,808 million. The 13% fall in the single-premium segment to EUR 1,068 million was due to the adoption of a policy favouring the sale of more profitable products. Gross Non-life premium income advanced 7%, compared with 2003, to EUR 2,088 million. Growth was particularly noticeable at Accident & Health (+13% to EUR 1,064 million from EUR 939 million) and Fire (+3% to EUR 316 million).

The integration and harmonisation process initiated in 2003 resulted in a reduction in both costs and FTE numbers in 2004. Operating costs of EUR 575 million were 2% lower than in 2003. The number of FTEs now amounts to 4,809.

Prospects

A great deal of attention will be devoted in the period to 2006 to integration, while retaining market focus within a fiercely competitive and shifting market. Integration ought to have its greatest impact in 2006 and 2007. At the same time, Fortis ASR has opted for selective growth in a few specific fields. In terms of life insurance, Fortis ASR is concentrating on profitable new production of individual life policies, mainly in pensions and mortgages, and on increasing its share of the group insurance market. A strong market position and undisputed expertise in job reintegration mean that Fortis ASR can look forward with confidence to strengthening its leadership in the disability insurance market, due in part to the privatisation of social security. Fortis ASR also intends to draw on specific competences within the group to offer additional insurance products to its Dutch banking customers through Fortis Bank as intermediary. New banking products are also being specially developed for sale via intermediaries (assurfinance). Fortis ASR is already a prominent distributor in this area, especially for mortgage credit.

The new insurer will be operational from October 2005 under the Fortis ASR label, at which point the AMEV, Stad Rotterdam and Woudsend brands will disappear from the Dutch market. The choice of this new consumer brand marks the extension of Fortis's brand policy into the Dutch insurance business. The specialist insurers will continue to operate under their own brands.

Globalisation is a fact in the world of banking and insurance. But local flexibility is crucial, too. Fortis knows this and teams up with companies in foreign growth markets like Asia. By sharing know-how with local partners, we are strengthening our international market position.


歐洲日報
Europe Journal

Key points

- Focus product innovation on customers' wishes
- Maintain intensive relationship with brokers
- Expand chain integration to enhance efficiency for customers
- *Pursue sustainable profitability in Life and Non-life*
- Pursue growth opportunities in Group Life

Accolades

- Insurance awards in 2004 for Top Rendement Invest, Top Profit Planet Euro and the innovative reintegration service in the Guaranteed-income Group Policy


9%

Share of Fortis AG
in net operating profit (2004)

ortis AG

ırtis AG wants to be recognised by its insurance brokers, customers and ıployees as the best intermediary insurer in Belgium. It also wants to be the ıding life and non-life insurer for retail customers and small and medium-sized terprises. And it intends to build on its leadership in the field of employee benefits ıurance for large companies.

Strategy

Fortis AG is convinced that it can best serve its policyholders – retail customers and small and medium-sized enterprises – via the network of independent intermediaries. For that reason, its entire insurance offering in Belgium is delivered through that network. To fulfil its ambition, it will bolster its market by investing in product innovation and optimum support of insurance brokers, linked to high-quality service provision and cost control. The growing use of information and communication technology and careful alignment of services with brokers' needs will enhance the level of service and efficiency.

Fortis AG has opted for a more diversified distribution strategy in the employee benefits market, where it stands out from its rivals for its know-how, customisation and quality service, which enable it to respond more effectively to the specific requirements of each type of company.

Key developments in 2004

Fortis AG has geared its product range to its customers' expectations even more effectively in the past year. An investment-related insurance product with capital guarantee was launched for individual customers, while a pension scheme, with more efficient contract-processing, was introduced for self-employed people. Innovative insurance products created in previous years were successfully marketed once again. The modular multi-product concepts Familis for retail customers and Modulis for small and medium-sized enterprises allow customers to combine different non-life policies in a single package that brokers can manage quickly and securely online. There were 175,000 Familis customers in the portfolio at the end of 2004 (up by over 70% on the previous year) and 35,000 Modulis customers, holding an average of 2.4 and 3.6 policies per customer respectively.

Fortis AG
Gross premium income
(in EUR million)



3,000
2,000
1,000
0
00
01
02
03
04
Life
Non-life

Fortis AG is constantly investing in high-quality service provision, which is why it has been rated for the second time as the insurer with whom brokers prefer to work. This was the finding of an independent survey carried out by research agency ICMA International in 20 among 300 insurance brokers. The latter were especially appreciative of Fortis's product quality and claims processing, and with the excellent collaboration with commercial staff.

Fortis AG enjoys a strong market position in employee benefits. It provides businesses wit tailored solutions in the field of pension schemes and disability and medical insurance. The Supplementary Pensions Act, which came into force at the beginning of 2004, creates gro opportunities for Fortis in the field of sector-wide pension schemes. The unique e-Benefits platform that Fortis AG developed in 2002 for the full online management of flexible, define contribution pension schemes is being continuously upgraded to include new functionaliti In this way, Fortis AG is seeking to expand its offering while responding to the wishes of businesses and sectors.

Fortis AG already had 1,200 flexible company pension plans in its portfolio at the end of 2 with 21,000 affiliated employees. Their combined premiums amounted in 2004 to EUR 49 million – up by 23% on the previous year. The sector plans for the food industry ar the fuel sector, which have also been placed under Fortis AG, cover 54,000 employees an are managed via the multifunctional online platform. This means that the people in charge the plans can access all the information they need at any moment.

Financial performance in 2004

Net operating profit increased by EUR 203 million to EUR 300 million. This increase is almo entirely due to upward value adjustments to shares. Net operating profit before realised capital gains increased by 2% to EUR 230 million. Operating costs remained flat and the workforce declined slightly since year-end 2003 from 4,534 to 4,486 FTEs (1,396 of which at Fortis Real Estate).

Compared with 2003, total gross premium income decreased by 2%, to EUR 2,719 million Individual Life premiums declined 11% to EUR 1,075 million. Production in 2004 failed to match the exceptionally high level in 2003. However, assets under management at Individu Life have grown by 14% since the beginning of 2004. Gross Employee Benefit premium income reached EUR 722 million, an increase of over 7% on 2003. This can be attributed primarily to ongoing growth in 'Traditional' products (9%) and to the success of the flexible e-Benefits products (22%). Non-life showed a 2% increase in gross premium income to EUR 922 million. The 7% increase relating to retail customers and small and medium-sized enterprises was the result of continued growth in the portfolio and the increase in average premiums.

Prospects

Fortis has revamped its organisation to reflect its strategy of accelerated growth in its core operations. The Insurance Belgium business will now comprise a combination of FB Insurance (sales via bank branches and via Banque de La Poste) and Fortis AG (sales via insurance brokers). It will work to maintain its profitable growth in Belgium in Non-life and in individual and group Life. Key elements underpinning customer satisfaction, growth and improved efficiency are:

- innovative product offering;
- intensive relationship with brokers;
- distribution of bancassurance products through Fortis Bank and Banque de La Poste;
- synergy between banking and intermediary channel.

Key points

- Develop growth platform for insurance activities outside Benelux
- Consolidate existing market positions through organic growth and targeted acquisitions in Europe (Spain, Portugal, UK) and Asia (China, Malaysia, Thailand)
- Enter attractive new markets in Europe and Asia

Accolades

- Fortis Insurance Ltd (UK), Major Loss Award (British Insurance Award 2004)
- RIAS (UK), Best Home Insurer 2004 (readers of *The Guardian* and *The Observer*)


4%

Share of Fortis Insurance International in net operating profit (2004)

Fortis Insurance Internationa

Fortis pioneered the bancassurance concept and continues to invest in it, reflecting the fact that banking and insurance are inseparable when it comes to a balanced asset structure for our customers. This is why Fortis wants to develop strong local positions in selected markets outside the Benelux region, drawing on strengths lik the bancassurance know-how it has built up in its domestic market.

Strategy

Fortis concentrates on acquisitions in European and Asian markets, in so far as these fit int its business strategy. Its key objective is to achieve or consolidate market leadership or to draw on specific bancassurance expertise. Fortis aims to further develop its existing insura activities in Europe and to explore new and potentially profitable opportunities. In Asia, Forti is looking for partnerships with strong local players that offer extensive distribution network and above-average growth and earnings prospects.

Key developments in 2004

Fortis pursued its strategy in 2004 by announcing the acquisition in Portugal of a controlling interest in the bancassurance operations of Banco Comercial Português, the country's larg privately-owned bank. The Portuguese market offers attractive growth prospects, since forecast long-term GDP growth is running above the Western European average, while the insurance market continues to offer adequate growth potential. Millenniumbcp Fortis Grupo Segurador – our new joint venture – is number one in the Portuguese life insurance market with a share of 21%, and is also positioned strongly in health insurance (22%). At the same time, it provides an excellent platform from which to further develop pension schemes for retail customers and businesses.

Fortis Insurance International unites the group's insurance operations outside Belgium and t Netherlands as well as Fortis Corporate Insurance. Fortis Corporate Insurance is the leading non-life insurer for medium-sized and large businesses in the Benelux countries. Fortis sells insurance products in Europe in the United Kingdom (Fortis UK), Luxembourg (Fortis Luxembourg Assurances) and France (Fortis Assurances). As in Portugal, Fortis uses joint

rtis Insurance International
ross premium income
EUR million)



3,000
2,000
1,000
0
00
01
02
03
04

Life
Non-life

ventures to put its bancassurance expertise to work in Spain (CaiFor), China (Taiping Life), Malaysia (Mayban-Fortis) and Thailand (Muang Thai-Fortis).

Fortis Corporate Insurance (FCI) has consolidated its position as a leading Benelux non-life insurer of local and Benelux-based international companies. Following a period of increasing premiums, competition in the market for commercial risks has stiffened. Fortis Corporate Insurance has continued to invest in its organisation, in knowledge development and in a common ICT platform. Ongoing improvements have been made to risk evaluation: all underwriting staff have received an innovative training on key statistical concepts underlying risk underwriting and pricing. FCI and Fortis ASR have developed a new distribution agreement to provide intermediaries with a wider range of Fortis solutions for their entire customer base.

Fortis UK consists of Fortis Insurance Limited – predominantly a Personal Lines insurer distributing through the intermediated channel – and RIAS, which is an intermediary focused primarily on the over-50s in the household market. Fortis Insurance Limited pursues a precisely targeted business-to-business strategy in the non-life insurance market, in which it operates through a variety of channels (brokers, intermediaries, bancassurers and brand assurers). It combines exceptional efficiency with competitive prices and a high level of service. Fortis Insurance Limited is the fourth largest private motor insurer with 1.4 million policies.

Fortis Luxembourg Vie is the number two life assurance company in Luxembourg. It also markets its products elsewhere in Europe, in particular Belgium, France, Italy, Germany and, more recently, Spain, where it is allied to Beta Capital MeesPierson. A variety of channels are used to this end: a network of tied agents for the domestic market, the branch network of Banque Générale du Luxembourg and a network of financial intermediaries. Fortis Luxembourg IARD *also offers non-life insurance products (apart from motor insurance) in the Grand* Duchy, primarily via tied agents.

In France, Fortis Assurances primarily targets its insurance and supplementary pension offer at self-employed people, independent professionals and managers, using a network of independent intermediaries and insurance agents. The company has created a strategic partnership to market pension-savings products, which it also offers through branches of Fortis Bank in France.

Fortis has been active in the bancassurance sector in Spain since 1992 via CaiFor, a joint venture with "la Caixa". CaiFor is the holding company for life insurer VidaCaixa and non-life insurer SegurCaixa; it markets its retail products primarily via "la Caixa's" 5,000-strong branch network. Integrating the portfolios of Swiss Life (España) and SCH Previsión, which were acquired in 2003, has made CaiFor the biggest provider of group life insurance in Spain, where it operates under the name 'VidaCaixa Previsión Social'. It has over EUR 12.6 billion in assets under management.

In Asia, Fortis is developing the bancassurance concept which – given that region's long-term development – will be a key engine of future growth. The Chinese life insurance company Taiping Life, in which Fortis has a 24.9% stake, holds a national operating licence and boasts vigorous growth. The company has 29 branches and 65 sub-branches or distribution offices, 2,430 employees and 6,840 agents. It has signed distribution agreements with a variety of banks, the most important being the Industrial and Commercial Bank of China. Taiping Life's share of the Chinese market has risen in the space of three years to just over 2%. Meanwhile, Fortis has taken its first steps in the Chinese market for company pension plans. Taiping Pension, a new subsidiary of Taiping Life, is the second company to be given government approval to set up pension funds for employees; an initial programme has been launched in the north-eastern province of Liaoning.

The combination of Fortis and Millennium bcp brings together two complementary enterprises and will allow Fortis's proven bancassurance business model to be applied through BCP's extensive and successful distribution network. Although premium growth in Portugal has outstripped the EU average for several years now, low market penetration means that considerable growth potential still remains. The joint venture will operate as the exclusive insurance partner of BCP, which has three million customers and over 1,000 bank branches. The package of products BCP offers is similar to Fortis Bank's.

In Malaysia, Mayban-Fortis reported excellent Life and Non-life results. In the space of thre years, it has become leader in terms of new premiums. In total premium income, it rose fr ninth in the market to number five. Mayban-Fortis is the joint venture with Maybank, the biggest financial services provider in the country with 500 bank branches. Fortis's interest this joint venture is 30%.

A similar joint venture – Muang Thai-Fortis, in which Fortis has a direct and indirect stake of 40% – was created in Thailand. It achieved substantial growth in its first year in mortgage-related insurance via its partner Kasikorn Bank, Thailand's number three commercial bank.

Financial performance in 2004

Net operating profit increased by EUR 34 million to EUR 118 million. Net operating profit before capital gains amounted to EUR 101 million in 2004, a EUR 24 million increase on 2003.

CaiFor in Spain increased assets under management by 27% to EUR 23 billion. Premiums SegurCaixa, CaiFor's Non-life subsidiary, increased by 18%.

Net operating profit at Fortis Insurance Limited (United Kingdom) increased substantially, driven by the strong performance of Household and continued profitability of its private car portfolio. Management of underwriting and expense performance enabled a further improvement, adding to the profit growth.

Fortis Luxembourg Vie achieved its highest-ever premium income (+32%) due to the sale o unit-linked products to non-residents under the Freedom of Services Act and to BGL banki customers in its home market. Fortis Luxembourg IARD started distributing selected Non-li products through the BGL network.

Fortis Corporate Insurance posted excellent results. Nearly all business lines contributed to the increase in net operating profit. Results for Property are very strong as a consequence c favourable claims experience. The net combined ratio improved from 101% to 96%, reflecti an improvement in both claims and expense ratios. Operating costs are well under control, while gross premium income grew 9%, mainly at Marine and Liability.

In Asia, Taiping Life (China; Fortis's stake: 24.9%) once again realised impressive premium growth of 78% to EUR 641 million in 2004. Mayban Fortis (Malaysia; Fortis's stake: 30%) further strengthened its market position by growing its premium income by 33% to EUR 297 million. Thanks to this excellent performance, Mayban Fortis has become the leader of the Life market in terms of new business. Muang Thai-Fortis (Thailand; Fortis's stake: 40%) has commenced operations as a joint venture. With premium income of EUR 88 million, it has already increased substantially its Mortgage Related Term Assurance business through its partner Kasikorn Bank.

Prospects

As one of the few integrated financial services providers, Fortis is successfully applying its expertise in the different channels in Europe and Asia. It has a favourable portfolio of European and Asian insurance activities which are achieving rapid growth and which Fortis wants to build on through organic growth and selective acquisitions. Fortis also aims to enter attractive new markets in Europe and Asia to exploit their growth potential. This ambition is underpinned by the new organisational structure, introduced in January 2005, which made Insurance International a separate business.

ı EUR million)	Taiping Life (Fortis's stake: 24.9%)		Mayban-Fortis (Fortis's stake: 30%)		Muang Thai-Fortis (Fortis's stake: 40%)	
	Premium-income (100%)	Annual growth	Premium-income (100%)	Annual growth	Premium-income (100%)	Annual growth
002	219		197			
003	360	+64%	223	+13%		
004	641	+78%	297	+33%	104	

Summary of financial results

Fortis achieved in 2004 net profit of EUR 3,358 million (EUR 2.59 per share), a 53% increase over 2003. Net operating profit climbed by 42% to EUR 3,197 million (EUR 2.46 per share). Around 85% of Fortis's net operating profit was realised in the Benelux market, which is still experiencing low economic growth. In this environment, Fortis managed to increase its revenues, while keeping costs stable across the businesses. Return on equity came to 25.6%.

Solvency was further strengthened. On 31 December 2004, net core capital was EUR 21.3 billion, which was EUR 10.9 billion (106%) above the legally required minimum and EUR 4.9 billion (30%) above Fortis's floor. The Tier-1 ratio and capital adequacy ratio of the Banking business remained high, at 8.3% and 12.3% respectively.

The improved underlying performance in combination with Fortis's solid solvency position will enable Fortis to propose a 13% higher cash dividend of EUR 1.04 to the Annual General Meeting of Shareholders. In addition, Fortis will aim to pay interim dividends as from the 2005 financial year. The policy is – under normal circumstances – to pay an interim dividend amounting to 50% of the annual dividend of the previous year.

The increase in dividend and the introduction of an interim dividend reflect the company's continued focus on the creatio of shareholder value.

Banking business

Net operating profit increased by 36% from EUR 1,446 million to EUR 1,970 million. Value adjustments to the equity portfolio were EUR 20 million higher than in 2003, but net realised capi gains were EUR 40 million lower. Net operating profit before realised capital gains went up by 49% to EUR 1,646 million.

Total revenues were 4% above the 2003 level. Revenue quality improved as the more stable elements gained importance. Substantial increases in net interest income (+5%) and commissions (+10%) were offset by a lower trading result, whi was reported under other revenues. Value adjustments on loar (including real estate and other) declined by a significant 70% t EUR 227 million. Operating costs excluding leasing remained f at EUR 4,831 million. The cost/income ratio (netted for leasing and excluding the equity portfolio, but including FB Insurance) improved from 62.7% to 61.3%. Compared with the end of 20 FTEs declined by 5%, to 35,720.

Key figures Banking business[1]

(in EUR million)	2004	2003	difference
Total revenues, net of interest expense	8,057	7,784	4%
Operating expenses	(5,168)	(5,128)	1%
Net operating profit			
before realised capital gains	1,646	1,102	49%
Net realised capital gains[2]	296	336	-12%
Value adjustments to the equity portfolio	28	8	*
Net operating profit	1,970	1,446	36%
Cost/income ratio[3]	61.3%	62.7%	
FTEs	35,720	37,444	-5%

1 Excluding FB Insurance
2 Excluding equity portfolio, after tax
3 Netted for leasing, excluding equity portfolio, incl. FB Insurance

figures Insurance business[1]

JR million)	2004	2003	difference
s premiums	13,703	13,077	5%
ating expenses	(2,525)	(2,614)	-3%
›perating profit			
e realised capital gains	871	736	19%
ealised capital gains[2]	61	238	-75%
adjustments to the equity portfolio	441	(310)	*
perating profit	1,373	664	*
ıbined ratio	97%	99%	
;	12,937	12,874	0%

cluding Assurant and Seguros Bilbao
cluding equity portfolio, after tax

rance business
operating profit increased from EUR 996 million to
: 1,480 million. Value adjustments to the equity portfolio
ributed EUR 428 million to net operating profit compared with
;s of EUR 308 million in 2003. Net realised capital gains were
stantially lower.

uding Assurant and Seguros Bilbao, net operating profit
›re realised capital gains increased by 19% to EUR 871 million
ıg to the continued good performance at Life and excellent
ormance at Non-life. Net realised capital gains dropped from
238 million to EUR 61 million. Operating costs remained
ɔle. Life's net operating profit before realised capital gains
eased by 13% to EUR 533 million as a result of better
ınical results and higher non-technical income. Non-life's net
rating profit before realised capital gains went up by 28% to
338 million thanks to higher volumes and excellent technical
ılts for all product lines. The combined ratio improved from
3% to 97.5%. Both the expense ratio and the claims ratio
e better than they were in 2003.

ne with our strategy to focus on profitable growth, the Value
ded by New Business (VANB) grew substantially more than the
v sales. Higher margins, driven by lower unit costs, led to a
% improvement in VANB. The Value Added by New Business
and better than anticipated equity returns contributed to the
EUR 1,043 million growth in Embedded Value. After taking
account of the dividend payment to Fortis, Embedded Value
reached EUR 9.7 billion at year-end 2004. The Embedded Value
of life insurance operations provides additional information on
the value of the contracts in force and the value of new business.
Detailed information on the Embedded Value of Fortis life
insurance business can be found on www.fortis.com/ir.

International Financial Reporting Standards (IFRS)
The consolidated annual accounts of companies publicly traded
in the European Union must meet the new standards for financial
reporting for the financial years commencing on or after
1 January 2005. Fortis launched a large-scale project in 2001,
which has enabled the company to meet these requirements on
time. The figures for the first quarter of 2005 will be based on
IFRS, with the figures for 2004 adjusted to facilitate comparison,
including the application of IFRS 4 – Insurance Contracts – and
IAS 32/39 – Financial Instruments.

At the Investor Day on 28 January 2005, Fortis explained the
impact of the implementation of IFRS standards on its net equity
and the profit and loss account. Further details on this matter are
provided in note 4 to the Fortis Annual Accounts.

Risk management

Risk management is a core part of Fortis's business and has an impact on all areas of management. Fortis's banking and insurance activities are exposed to a range o potential risks. To ensure that these risks are measured, monitored and managed properly at all times, Fortis has in place a strong organisational structure for intern control and risk management.

Strong internal control and risk management

As a financial services provider, Fortis has a long-standing culture of risk and control awareness, and a strong commitment to making internal control an integral part of the wa conducts its business.

Ultimately, the Board is responsible for internal control at Fortis and for reviewing its effectiveness. Under the authority delegated by the Board, the Fortis Executive Committee the management teams of the businesses, legal entities, support functions and subsidiaries responsible for designing internal control systems appropriate to their respective business and for monitoring their effectiveness. As such, management is responsible for setting clea objectives, for maintaining strong control awareness and creating appropriate organisation structures, for identifying, assessing and monitoring the risks, for the effectiveness of all processes, including the internal control processes, and for reporting on all of these matte Internal control relies on the contribution of all Fortis staff, whose combined actions ultimat determine whether systems and procedures are operating in the manner they are intended

The Board sets policies on major aspects of the business. Board policies include, among other things, standards of business conduct, external auditor independence and money laundering deterrence. The Fortis Executive Committee, the management teams of the businesses, legal entities, support functions and subsidiaries set further functional, operati and reporting standards for application Fortis-wide, across a given business, or within a geographical region.

All of these policies and standards, which form an integral part of the internal control syste are periodically reviewed and updated, properly communicated through manuals and promulgated through internal communications. The frequency of review depends on the nature of the activities, with some risk areas, such as money laundering, requiring continuo attention and the strongest procedures. Management's responsibility for designing internal control extends to designing second order controls, i.e. the control procedures which are i place to ensure that controls operate effectively and that any significant failings are reporte through the control mechanisms to the appropriate level of authority and/or supervision, an are acted upon.

From an organisational point of view, the management teams of the Fortis businesses are responsible for internal control within their respective businesses. They operate their own middle- and back-office departments which are responsible for recording, processing and executing all transactions carried out within their business. Specific attention is devoted in t respect to automated systems. Controls form an integral part of these systems and are properly tested before systems are put in place. Strict routines are applied for operations and systems security. At central level, a number of support functions set additional standards and exercise additional control. These support functions are independent from the business departments and report to the CEO, the CFO, or the Chief Operating Officer, a new position at Fortis created in October 2004. These support functions are described in greater detail below.

Central Risk Management and Credit Risk Management ensure that systems and procedures are in place to identify, control and report on the major risks, including credit risk, market risk, insurance risk, liquidity risk and operational risk. They provide independent monitoring of the risks incurred and report on them through a structure of risk committees, which ultimately cascades up to the Fortis Risk and Capital Committee and to the Board. The Operational Risk Management unit keeps track of all operational loss events, as defined under Basel II, and ensures their reporting to the risk committees. The Risk Mitigation unit monitors the adequacy of business contingency plans in all major areas of the business. These plans are aimed at continuing business activities as soon as possible in case of business disruptions or disasters, and at damage control. The risk management framework is described in further detail on page 55.

Corporate Consolidation & Accounting and Corporate Control & Reporting ensure that comprehensive internal financial control procedures are in place for the preparation and publication of financial statements and ad-hoc financial information. These departments draw up the consolidated accounts of Fortis and the statutory accounts of Fortis companies. Through an upwardly cascading process of meetings involving the business controllers as well as external auditors at different levels in Fortis, they also check that financial and accounting data communicated externally are reliable and accurate.

A multi-year budget is drawn up each year, based on targets set by the Executive Committee and the underlying budgets of each of the businesses. The budget is reviewed and approved by the Fortis Board. Results are monitored regularly and reports on progress as compared with the budget are prepared each quarter. In addition, the strategic plan of each of the businesses is updated, discussed and approved by the Fortis Board on an annual basis.

The Legal and Tax departments monitor all legal and fiscal aspects of Fortis's activities and report on a regular basis, both internally and to the external auditors, on any litigation outstanding.

The Compliance department promotes the observance of laws, rules and standards by the company and its staff and ensures adequate monitoring of compliance breaches. It develops standards, such as the Principles of Business Conduct, monitors their implementation, and reports on them to the Fortis Audit Committee. In the year under review, the Compliance department developed a whistleblowing procedure which will be rolled out in 2005. The procedure serves to ensure that all Fortis employees can report any activities which they consider to be wrongful, as defined in the procedure, with protection against reprisals. Early 2005 it was decided, as part of the overall strengthening of governance, to have local compliance officers report hierarchically to the Fortis Compliance Officer rather than to the business CEOs.

As a distinctive part of the reporting and monitoring cycle, senior managers, cascading up to the Executive Committee, sign internal management control statements annually. These statements are signed after a process of risk self-assessments, which include the definition of action plans intended to remedy identified weaknesses. Any control weaknesses reported in

the management control statements are verified by internal audit and are cascaded upwa
Major observations are reported to and discussed by the Fortis Executive Committee and
ultimately by the Fortis Audit Committee. In addition, as of 2005, developments regarding
quality of internal control will be factored into the variable remuneration of the senior
management of Fortis.

Fortis Audit Services, which is centrally controlled, monitors the effectiveness of internal
control across the whole of Fortis. Auditors carry out assignments to evaluate the safeguar
of assets, the effectiveness of operations, compliance with applicable laws and regulations,
the reliability of financial and management information. They put forward recommendation
based on their observations and follow up on these to ensure that they are implemented
correctly. Fortis Audit Services focuses on the areas of the greatest risk to Fortis as determ
by a structured risk assessment process. Its methodology is rooted in the COSO framewo
thus ensuring benchmarking against generally accepted control standards. Fortis Audit
Services is authorised to audit all aspects of operations and is provided with adequate
resources, from both a qualitative and quantitative point of view, to carry out its functions
effectively. Fortis Audit Services thus serves as an independent and objective assurance
provider which reports directly – through the General Auditor – to the Fortis CEO and to th
Fortis Audit Committee. In addition, the Fortis General Auditor has direct access to the
Chairman of the Board.

Fortis's external auditors, KPMG and PricewaterhouseCoopers, are appointed by the Gene
Meetings of Shareholders for a three-year term. They adhere to the Fortis policy on the
independence of external audit firms, which imposes a pre-approval procedure for any non-a
service delivered by external auditors and a seven-year rotation period for lead audit partne

All of the structures, procedures and control systems described above together make up
Fortis's system of internal control. The system basically aims to assure that:
- business operations are carried out effectively and efficiently;
- assets entrusted to Fortis and Fortis's own assets are safeguarded;
- business and financial reporting are reliable;
- Fortis complies with applicable laws and regulations including internal procedures and polic

As with any system of internal control, Fortis's system also has its limits. It cannot complete
eliminate the risk of failure to achieve business objectives, but can manage this risk to
maintain it at an acceptable level. It provides reasonable but not absolute assurance agains
material misstatement or loss.

The Fortis Audit Committee keeps under review the effectiveness of this system and report
regularly to the Board. The key input used by the Committee in carrying out its work includ
management declarations on internal control, reports of Corporate Control & Reporting, the
Compliance Officer and the external auditors, and extensive reporting on internal control by
Fortis Audit Services, which includes information on operational losses (Basel II) as well as a
information on litigation and supervisory reviews. In addition, the Fortis Audit Committee
receives information on the activities of the Fortis Bank Audit Committee and Fortis Insuran
Audit Committee.

The control system as described above was fully operational in the year under review and
remains operational to date. All major aspects and improvements have been the subject of
discussion in the Audit Committee, which reported on these to the Board. The control syste
is profoundly dynamic in nature, as it is continuously adapting to changes in the internal and
external environment, including all developments on the regulatory front. Expected changes
for the foreseeable future include improvements associated with the newly created position

Chief Operating Officer. These include further strengthening of the central support functions across the banking and insurance businesses and reviewing the needs for further control documentation which might arise from developments currently underway in Fortis control systems or from external requirements.

Based on all information and reports received through the Fortis Audit Committee, as well as through the Risk and Capital Committee, and subject to the limits that apply to any and all control systems, the Board considers that to the best of its knowledge, throughout the year ended 31 December 2004 and to date, Fortis has operated risk and control systems which are appropriate for the size and needs of Fortis and can reasonably be expected to provide reliable insight into the effectiveness and efficiency of operations, reliable financial and other information and compliance with applicable laws, regulations, internal procedures and policies.

Strong risk management organisation

The Board of Directors monitors Fortis's solvency and significant risks and determines the general risk/return profile. At the level of the Executive Committee, a subcommittee chaired by the CEO is responsible for setting the strategic guidelines and high-level policy for risk management, for monitoring consolidated risk reports at group level and for allocating economic capital to the various Fortis entities. The banking and insurance businesses each have their own responsibilities within this overall framework.

In the banking activities, these responsibilities lie with the Board of Directors and the Management Committee. They are assisted by a number of specific committees within Fortis Bank, such as the asset and liability committee (ALCO), the policy committee for operational and market risks (OMPC), the credit policy committee (CPC) and the credit committee (CCC).

Fortis Risk Management Structure (situation as at March 2005)*


Group
Fortis Board (Risk & Capital Committee)
Executive Committee (Fortis Risk Committee)
Support
Bank or Insurance
Insurance Risk Committee
Fortis Bank Board of Directors
Fortis Bank Management Committee
ALCO
OMPC
CPC
CCC
Central Risk Dept
Central Credit Dept
Businesses
Local Insurance Boards
Local Ins. Mgt Cttees
Insurance Belgium
Insurance Netherlands
Insurance International
Retail Banking
Merchant Banking
Commercial & Private Banking
Various Mid-offices

* This structure conforms to the new organisational structure introduced early 2005.

Responsibility for risk management in the insurance activities lies with the Board of each individual company, each of which has its own risk committee that meets on a regular basis. In addition, an Insurance Risk Committee, whose members include the CFOs/CEOs from each business, the Chief Risk Officer and the CFO of Fortis, also meets regularly. The responsibilities of the Insurance Risk Committee include monitoring the overall risks and solvency of the insurance business, setting risk policy for insurance companies and approving investment policies.

A central risk management team, headed by the Chief Risk Officer, is responsible for the development and implementation of the risk management framework, for supporting the w of the risk committees, for risk reporting and reviewing, and for recommending further developments in risk methodologies.

In 2004 a number of refinements were made to the framework, including the introduction c functional line reporting between the Head of Risk from each insurance business and the Chief Risk Officer (as was already in place for the banking activities).

For the past several years, Fortis has used a standardised risk taxonomy to better manage the main risks.

Standardised Risk Taxonomy


Risk
Operational Risk
Investment Risk
Underwriting Risk
Business Risk
Event Risk
Credit Risk
Market Risk
Liquidity Risk
Life
Non-life

Operational risk

The operational risk encompasses all risks which are not specifically connected with the performance of banking or insurance activities. For the purposes of reporting and monitorin this risk can be divided into two categories. One category incorporates the business risk, a in particular losses due to changes in the structural and/or competitive environment. The ot comprises the risk of losses due to non-recurring events such as errors and omissions, system failure, fraud, crime, legal proceedings or damage to buildings or equipment.

Fortis has defined its operational risk policy based on a description of the framework, consisting of the organisation at group, business and country level (including roles and responsibilities) and reporting lines from the various risk management departments. Specific operational risk tolerance levels have also been introduced.

Initiatives to improve the monitoring and control of this risk through better assessment and measurement were continued and intensified in 2004. To this effect, Fortis developed a set c operational risk management instruments, which are applied company-wide. These instrumer encompass the reporting of operational losses, modelling of operational risks, the carrying c of risk self-assessments, follow-up of key risk indicators and business contingency planning An internally developed IT application supports the set of operational risk instruments.

Fortis is a co-founder of the Operational Risk Data Exchange Association (ORX). This joint initiative by major international banks provides for the exchange of data to ensure that sufficient data on events is available to enable the operational risk to be analysed and modelled more accurately.

In the context of Basel II, Fortis has opted for the 'Advanced Measurement Approach' for assessing its operational risks. Moody's published a report on the status of operational risk a Fortis in October 2004 and concluded that Fortis is in an advanced stage of implementation of its framework.

Investment risk

The credit risk is the risk arising when a borrower or counterparty is no longer able to repay their debt. This may be the result of inability to pay (insolvency) or of government restrictions on capital transfer. This risk arises both in traditional lending – mainly in the banking activities – and in the purchase of investments – mainly in the insurance activities. Both divisions of Fortis use appropriate instruments to evaluate and monitor these risks adequately.

There are three main potential sources of credit risk within the banking activities: the counterparty risk, the transfer risk and the settlement risk. Fortis Bank applies strict checking procedures within an independent credit approval process. In essence, the credit policy aims to spread the risks across several sectors, countries and markets. In addition, Fortis Bank uses an internal rating system for credit risk management, which is applied to its total credit portfolio based on statistical analyses and the expected default frequency. This enables individual credits to be priced on the basis of risk. It also generates the information needed to calculate the economic capital and the risk-adjusted returns. In 2005 the credits department of Fortis Bank will concentrate on further refining an integrated credit risk management system.

Since 2000, Fortis Bank has been actively pursuing a policy of improving the risk/return profile of its credit activities by constantly improving its risk assessment and applying risk-weighted pricing. It is also working to reduce the outstanding credit risk by securitising a part of the existing credit portfolio. In the light of Basel II, Fortis Bank has opted for the Internal Rating Based method for assessing its credit risk; this involves an assessment of the risk of failure of the counterparty based on its own historical data.

The credit risk in the insurance activities relates mainly to the counterparty risk in investments. Fortis limits this type of risk by setting strict creditworthiness standards for investments and by spreading investments across sectors and regions. A substantial part of Fortis's insurance portfolio in the Benelux countries is invested in fixed-income securities, which are covered by direct or indirect government guarantees.

The market risk is the risk of losses due to sharp fluctuations on the financial markets – in share prices, interest rates, exchange rates or property prices. These fluctuations also create risks which impact on the structural positions of the banking and insurance activities (ALM risk) and on the trading positions taken by the banking business (trading risk).

Fortis monitors and controls its ALM risk with the aid of risk indicators such as basis point sensitivity (which indicates how much the market value of all assets and liabilities changes when each individual point on the yield curve changes by one basis point), the 'duration' of the capital and reserves (a general measure of the interest-rate risk), the 'earnings at risk' (an indicator that simulates the effect of changes in interest rates on future results) and the 'Value-at-Risk' (VaR), which calculates the potential structural loss for Fortis resulting from market fluctuations, based on a horizon of one year and a reliability interval of 99% (in accordance with regulatory requirements). For calculations of economic capital, the VaR figures are reworked because here the internal reliability interval is more severe (99.97%).

In the banking activities, the fixed-rate period of the assets is longer than that of the liabilities; this is logical, since banks traditionally receive funds in the shorter term and reinvest them for the longer term. As a result, an upward movement in the yield curve on the capital market will lead to a more pronounced fall in the value of the assets than in the value of the liabilities. This also has the effect of reducing the value of the bank (which is after all the difference between its assets and liabilities). A movement in the opposite direction naturally increases the bank's value.

In the insurance activities, by contrast, the liabilities have a longer term than the assets, si
the commitments of the insurer, especially in Life business, have a longer fixed-rate perioc
than the assets in which the insurer can invest. Moreover, traditional insurance products generally incorporate guaranteed interest rates. As a result, an upward movement in the y
curve has a favourable effect and boosts the value of the insurance activities. Conversely, a downward movement will of course reduce the value.

This fundamental difference in the balance sheet structure of the banking and insurance activities means that the combination of the two activities reduces the overall impact of interest rate movements on Fortis.



Sensitivity analysis: impact of risk factors on Fortis's fair value
(situation on 31 December 2004)
Shift
Twist
Inflection
Fall in interest rate
Shift
Twist
Inflection
Rise in interest rat
Fall in exchange rates
Fall in European stock prices
Fall in non-European stock prices
Fall in real estate value
Banking
Insurance

The graph above shows that a fall in the value of equities, for example, has a one-sided negative impact on the value of Fortis. In other words, it has a negative effect on both the banking and insurance activities. The impact of a change in interest rates, by contrast, is b
negative and positive and the effects on the banking and insurance activities thus partially cancel each other out.

The trading risk is closely connected with the activities of Merchant Banking. This risk is als
monitored using the VaR indicator, based on a holding period of one day and a reliability interval of 99%. The different components of the market risk (interest rates, exchange rates equities and commodities such as gold and silver) are evaluated both separately and in combination, taking into account correlations between the movements in market values of these different components. For calculations of economic capital, the VaR figures are also reworked here because the internal reliability interval is more severe (99.97%).

The effectiveness of VaR calculations is tested using 'back-testing'; this involves a review of t
number of days when the losses were greater than the estimated VaR. For the trading activiti
for instance, Fortis applies a probability level of 99%, which means that the negative trading result may only be greater than the VaR on one day per 100 days. Back-testing analysis reve
that Fortis amply achieved this target: in 2004, there was not a single day on which the difference in market value of two successive days was greater than the estimated VaR.

A project aimed at improving the management of liquidity risk was launched in 2004. The basic principles of the Fortis group-wide liquidity policy have now been defined, and all Forti
companies will further define or adjust their current liquidity policy taking into account these basic principles and their respective needs and regulations.

:onomic capital by risk type
íter diversification, year-end 2004)


8.7%
37.4%
50.6%
3.3%

ALM risk
Trading risk
Credit risk
Operational risk and Insurance risk

Underwriting risk

Underwriting risk relates to the risks inherent in the insurance activities (in addition to the ALM risk referred to earlier). The life insurance risk relates to variations in mortality and longevity. Risk in the Non-life activities relates to the degree of variability of future claims and the uncertainty concerning the development of existing claims.

Adequacy of the insurance charges and of the provisions are assessed regularly, with a significant portion of the provisions analysed using sophisticated stochastic analysis. Increasing emphasis is being placed on improving our understanding of diversification and concentration effects across the group. Reinsurance cover is purchased where appropriate and a portion of this is channelled through an internal captive structure to capture diversification benefits within Fortis.

Risk mitigation

Fortis implements a broad range of measures aimed at reducing the impact of a diverse range of risks and implements and coordinates a broad range of management controls. Traditionally, Fortis insures operational event risk, for example through the insurance of such risk (such as traditional bankers blanket bond, professional indemnity, and directors' and officers' insurance). Insurance is obtained either in the external insurance and reinsurance markets or through the use of alternative risk transfer. Furthermore, several central staff functions are advised regarding insurance of (mostly) operational risks.

Fortis also ensures group-wide coordination, quality assurance and monitoring of Business Continuity Management and of information security policy. Thus, in the event of a disaster, the continued availability of key processes in Fortis's key locations is ensured by coordinated and tested business continuity planning and management.

With a view to internal management systems and control instruments, in 2004 Fortis implemented a group-wide framework and policy for management control of the portfolio of its participating interests in order to strengthen supervision and risk management of the portfolio of its subsidiaries. A new system for centralised reporting and monitoring of participating interests will be introduced in 2005.

Economic capital

'Economic capital' has been developed within Fortis in order to provide a consistent and comparable measure of risk across all risk types and geographies. It is a measure of the 'Value at Risk' to a confidence interval of 99.97% and a horizon of one year. This represents very extreme events. The methodology is refined and improved on a regular basis.

The economic capital is calculated separately for each type of risk per business. The total economic capital is then calculated at business level, at banking and insurance level and for Fortis as a whole. Economic capital is also used for a range of internal monitoring and management purposes.

Since it is extremely unlikely that all risks will take place at the same time, an allowance is made for diversification benefits when combining the individual risks. This results in a total economic capital at group level that is significantly lower than it would be if the individual risks were simply added together. As noted earlier under investment risk, in addition to this more general diversification, Fortis also benefits from a netting effect across bank and insurance interest-rate risk due to the fundamental differences between their balance sheets.

Strong solvency
(in EUR million)



25.000
20.000
15.000
10.000
5.000
0
A
B
C
D
E

- □ **Banking**
- ■ **Insurance**

A Fortis minimum
Banking: 6% of Risk-Weighted Assets (Tier-1)
Insurance: 1.75 statutory requirements

B Fortis maximum
Banking: 7% of Risk-Weighted Assets (Tier-1)
Insurance: 2.50 statutory requirements

C Legally required minimum

D Net Core Capital

E Economic Capital

Changes in economic capital

Note that the graph below represents the contribution of each risk to the total diversified economic capital. This means that risks such as insurance risk contribute very little to the overall amount because they have a low correlation with other risks. The trading risk has ri slightly recently because Fortis has increased the trading activities for its own account in o to take advantage of the growing volatility on the interest and currency markets.

RoRAC

The Return on Risk Adjusted Capital (RoRAC) is a performance yardstick which establishe consistent relationship between the risks and returns of Fortis's various activities. RoRAC i calculated by dividing the risk-weighted return by the economic capital. The risk-weighted return is itself determined on the basis of the net operating results, with provisions for cred risks being replaced by estimated, cycle-neutral expected losses.

Prudent risk management

Fortis is convinced that its solvency remains extremely robust despite highly fluctuating markets. This conviction is based on Fortis's solid and systematic approach to monitoring t capital requirements. Systematic follow-up of the economic and regulatory solvency positio avoids the need for drastic interventions. Internal control systems are also in place to chec and, where necessary, modify the natural risk cover against interest rate movements. The impact of movements in interest rates is analysed bearing in mind the diversification into banking and insurance activities.

Major strides have been made towards further integrating and coordinating the policy on th asset structure of the various Fortis operating companies. Internal limits have been establish for the risk of exceeding the Fortis minimum, for the 'earnings at risk' and for the ratio between economic capital and fair value. In addition, internal stress tests have been define for the solvency of individual operating companies. These tests apply over and above the norms applied for these variables within Fortis as a whole.

ırn on Risk Adjusted Capital

JR billion)	Economic Capital		RoRAC[1] in % (after tax)		RoRAC[2] in % (after tax)	
	2003	2004	2003	2004	2003	2004
·ork Banking	7,4	7,3	13	18	13	19
:hant Banking	3,0	2,9	18	12	17	13
·stment Services	0,4	0,4	82	85	82	85
Bank	**10,8**	**10,5**	**17**	**18**	**16**	**20**
s AG	0,8	0,9	38	28	12	34
s ASR	1,2	1,5	35	27	32	47
s Insurance International	0,5	0,4	23	24	23	26
Insurance	**2,4**	**2,8**	**39**	**27**	**31**	**37**
ɔral sector	0,9	0,5				
s Total	**14,1**	**13,8**	**20**	**19**	**18**	**22**

:fore value differences
.c. value differences

Consolidated balance sheet (before profit appropriation) (in EUR millio

	31-12-2004	31-12-2003	31-12-2
Assets			
Cash	5,216	8,286	4.
Trading securities	37,871	23,458	14.
Investments	163,667	157,995	140.
Loans and advances to credit institutions	72,654	79,446	83.
Loans and advances to customers	209,372	182,039	172.
Reinsurers' share of technical provisions	1,428	5,487	6.
Deferred acquisition costs	1,480	2,788	2.
Prepayments and accrued income	39,739	28,053	27.
Investments on behalf of policyholders	18,703	19,946	18.
Other assets	20,518	15,752	15.
Total Assets	**570,648**	**523,250**	**485.**
Liabilities			
Amounts owed to credit institutions	119,030	109,368	96.
Amounts owed to customers	213,779	187,423	177.
Debt certificates	51,943	52,279	49.
Technical provisions	57,846	64,410	61.
Technical provisions related to investments on behalf of policyholders	18,823	20,380	18.
Accruals and deferred income	37,670	27,421	26.
Other liabilities	41,266	34,572	27.
Convertible notes	0	0	1.
Subordinated convertible note (FRESH)	1,250	1,250	1.
Subordinated liabilities	11,021	9,923	9.
	552,628	**507,026**	**470.4**
Fund for General Banking Risks	2,198	2,209	2.2
Minority interests in group equity	1,457	2,121	2.2
Net equity			
Capital	6,307	6,293	6.2
Share premium reserve	11,973	11,937	11.9
Goodwill	(16,974)	(17,109)	(17.0
Other reserves	9,701	8,576	9.1
Net profit current financial year	3,358	2,197	5
Total net equity	14,365	11,894	10.8
Group equity	15,822	14,015	13.1
Total Liabilities	**570,648**	**523,250**	**485.7**

...nsolidated profit and loss account (in EUR million)

	2004	2003	2002
...nues			
...ance premiums	13,396	18,142	18,495
...st income	41,191	26,692	26,353
...ssions and fees	1,976	1,799	1,858
...from financial transactions			
...behalf of policyholders	1,017	1,022	(3,419)
...er	681	(138)	87
...venues			
...behalf of policyholders	370	323	461
...r	2,067	2,255	2,279
...venues	60,718	50,095	46,114
...st expense	(34,349)	(19,733)	(19,478)
...l revenues, net of interest expense	**26,369**	**30,362**	**26,636**
...nical charges insurance	(14,219)	(16,952)	(12,896)
...adjustments	(265)	(784)	791
...evenues	11,885	12,626	12,949
...ating expenses	(7,995)	(10,372)	(10,403)
...rating result before taxation	**3,890**	**2,254**	**2,546**
...tion	(1,032)	(499)	(911)
...ating group profit	2,858	1,755	1,635
...ty interests	96	144	173
...operating profit before value differences	2,762	1,611	1,462
...differences on the equity portfolio[2]	435	636	(1,032)
...operating profit	**3,197**	**2,247**	**430**
...operating items after taxation			
...from financial transactions	(58)		111
...revenues	334	92	73
...g expenses		(118)	
...ating expenses	(189)	(92)	(111)
...tion	74	68	29
...al non-operating items after taxation	**161**	**(50)**	**102**
...t profit	**3,358**	**2,197**	**532**

...uding realised results on hedging transactions

...uding unrealised value adjustments on the equity portfolio

Sustainability Statement

As part of the society in which we operate, we aim to make a genuine contribution to our stakeholders' wealth and well-being. We firmly believe that the active pursuit of corporate sustainability is fundamental to what we stand for as a company.

At Fortis, corporate sustainability means conducting business in a responsible manner; achieving sustainable economic growth while anticipating the legitimate interests of our stakeholders; and taking social and environmental responsibility. Living our Values serves as the springboard for a learning process in which we are always striving to improve and to find solutions that meet our stakeholders' needs, now and in the future.

We can do better when embedding various initiatives in an overall corporate sustainability ambition and strategy. We have therefore decided to specify plans and actions in order to improve our performance in this area relative to that of our peers.

As part of this overall plan, which is called 'Agenda for 2006', we will:

- strengthen internal sustainability networks and increase involvement among our employees;
- further integrate sustainability into our organisation's core processes, such as client acceptance, lending policies, product development and investment policies;
- publish a separate corporate sustainability report, for the first time in 2005;
- initiate proactive stakeholder management and engagement;
- include corporate sustainability in our group-wide purchasing policy.

Only in a relationship based on mutual trust can we exchange views and ideas with our stakeholders and inspire one another to provide the best solutions. That is how we keep progressing and developing as an organisation and building on our sustainability goals and agenda. We therefore intend to define further actions and to continuously enrich our relationships with our employees, customers and other stakeholders. At Fortis, we call this an 'inspired community'.

Executive Committee

Jean-Paul Votron



Herman Verwilst



Gilbert Mittler



Joop Feilzer



Jos Clijsters



Karel De Boeck



Jozef De Mey



Filip Dierckx



Jacques van Ek



Peer van Harten



Inspired community

at Fortis know there is always something that can be improved. This applies to tainable business just as much as it does to our services. We must constantly ılve to keep in step with the expectations of our stakeholders. We must do this tly by modifying existing processes and partly by developing new activities.

:force

ʼ004	number of employees
um	25,048
ɔrlands	15,619
mbourg	2,742
ide Benelux	7,437
	50,846

Over the past year, we have recalibrated our activities for sustainable business to work in a more coordinated manner and establish a more tangible link with our strategic objectives and everyday business. The Executive Committee laid down a plan – called Agenda 2006 – that defines sustainability in greater detail and also the activities that will allow Fortis to improve its performance still further. Compared with our peers, we want to create a better and more transparent sustainability profile in the coming period. In 2004, the Executive Committee set down the key items of our plan in a 'Sustainability Statement' that you will find on the previous page. Central to this process are our stakeholders – our customers, employees, and shareholders – but also society in the wider sense.

Transparency is a logical part of our sustainability ambition. While obviously safeguarding the confidentiality of our customers, we want to be open about our activities and our results. A sustainability report is an important pillar of this openness. Our Sustainability Report will be published on the internet in May 2005. Additionally, prior to our shareholders' meetings we will publish a brochure highlighting the main points of our sustainability activities.

Organisation of sustainability

The Executive Committee holds the highest level of responsibility for sustainable business at Fortis. Herman Verwilst, Deputy CEO and COO, is the principal contact person. He chairs the Corporate Sustainability Steering Committee that was established in the year under review and includes senior representatives of the businesses and policy units. The steering committee has a bridging and advisory role in embedding sustainable business deeper within the organisation. Besides a steering committee, we have established a Corporate Sustainability Working Group. The group is of a more operational nature and a top priority in its remit is to provide input for the reporting process. The ultimate goal is obviously to make sustainable business an integral part of all relevant core processes at Fortis. To achieve this situation, our employees must be familiar with 'Agenda 2006' and must know the contribution they personally can make to fulfilment of the plan. This is not a one-sided top-down process; it is being approached bottom-up in a variety of ways, led by a Corporate Sustainability department. Initiatives such as sustainability training courses and the Fortis Foundations play a significant role in this process.

Sustainability

Stakeholders

We have given our stakeholders centre stage in this report. Everything we do is aimed at optimising our relationships with our stakeholders. We want to be a reliable partner and build relationships based on mutual respect. In our view, dialogue and inspiration produce the best solutions and will enable us to continue adding value and remain profitable in the long term. Our Code of Conduct forms the basis for our employees' relationships with customers, colleagues, shareholders and the community. We view our inclusion in the Dow Jones Sustainability STOXX Index, the Dow Jones Sustainability World Index and the FTSE4Good as an incentive for our efforts.

Providing high quality services, clear conditions, transparency on product features and easy access contact to our customers are what we see as the basis for our sustainability ambitions. These matters are an absolute precondition. Customer satisfaction surveys serve as an important source of information for optimising our services. We also aim to keep our corporate reputation as a reliable financial services provider beyond reproach at all times, taking great pains not to enter into any relationship with people or organisations involved in or suspected of illegal or unethical activities.

Our success depends on our employees. Worldwide, Fortis has around 51,000 employees. More than 85% of all Fortis employees work in the Benelux countries: 49% of the Fortis workforce is employed in Belgium, 31% in the Netherlands and 5% in Luxembourg. Fortis's human resources policy is designed to enhance commitment to the company. We have taken several initiatives in this respect. The Fortis Executive Committee set up a working group early in 2004 to strengthen respect for all individuals, with varying social and cultural backgrounds, in which people are able fully to utilise their potential for the organisation and for their personal development, with the organisation taking full advantage of the strength that diversity offers. We also conducted an employee satisfaction survey, the first of which was held Fortis-wide in 2004. The advantage of a company-wide survey is that a single method is used, meaning the results can be compared accurately. The general conclu of this survey is that the vast majority of staff like working fo Fortis. They feel a strong sense of loyalty to the company ar their work and are basically satisfied with their jobs. The mai areas for improvement are information provision on the strat of the businesses and support for staff in developing their ta and skills. Action plans are being developed.

Striking the right balance between conducting business, risk management and management control is an essential ingred of corporate governance. Fortis organises its activities with a view to growth and long-term success – i.e., shareholder val while keeping a close eye on the risks. This is the basis for a good valuation of the company in general and of its sustaina business in particular. This and other aspects of our relations with shareholders are described in detail in the Corporate governance section of this Annual Report.

Commitment to society in the form of donations and volunte work is part and parcel of Fortis's social responsibility. The w of the Fortis Foundations is unique. A variety of community organisations in the Netherlands and Belgium benefit from financial assistance as well as the expertise of numerous For volunteers. In the Netherlands, hundreds of activities were organised in 2004 for the elderly, physically and mentally disabled people, chronically ill patients and underprivileged children. In Belgium the foundation has concentrated on thre areas since its inception in 1996: socially deprived children, young people from problem homes and solidarity between th generations.

Sustainability in practice

Our Sustainability Report aims to paint a comprehensive pict of our policy, our objectives, the dilemmas we face, and the results we have achieved in various areas. These matters are illustrated below by the following three examples: the Carbon Desk, corporate venturing and financing policy of the weapon industry.

ɜ made a name for itself in 2004 by providing services for ıg of CO_2 emission allowances. We are a front-runner in this The bank relieves its customers of all formalities attached e trading of emission allowances, including administrative legal matters and the actual trading of the allowances. s Bank received the 'Carbon Trade of the Year Award' in ember 2004 for the first transaction within the European n in emission allowances under the ISDA Master Agreement. operation with a number of partners, Fortis Bank launched ropean Carbon Fund in November 2004. Fortis Bank is sting EUR 15 million in the fund and is its joint promoter. fund is the first non-governmental investment fund cated to financial instruments designed to combat greenhouse gas effect.

vation often has its roots in the initiatives of individual loyees. Fortis Venturing provides employees with the port needed to develop, implement and bring their ideas to urity. It gives employees the opportunity to allow their tive business initiatives to grow into a company. Nineteen entities have been created within Fortis since Fortis turing was set up in 2001, each of which contributes in its way to the growth and innovative strength of Fortis. Fortis turing has received international recognition. IMD, the owned management training centre in Switzerland, created a case study of Fortis Venturing which is now used by hundreds of managers in training at IMD.

Discussions took place with external stakeholders in 2004 about financing of the weapons industry. Network Flanders, a lobbying association, raised questions about Fortis's policy on this matter at the shareholders' meeting in May and on other occasions. A steering committee composed of employees from the Compliance, Credits and Communications departments produced a draft policy document based on an extensive analysis of international legislation and treaties plus the available best practices. This issue was obviously looked at from the customer's perspective. The draft was submitted to the businesses early 2005 for approval and implementation. In the meantime consultations have been held with Network Flanders and this concept has been submitted to the businesses for approval and implementation. The policy was subsequently finalised.


Inspired
community

More information is provided in our Sustainability Report on our website (www.fortis.com), available in May 2005.

Corporate governance

"We are confident that creating a clearly defined framework for corporate governance will help us communicate better with all our stakeholders."

Important developments on the corporate governance front occurred in 2004 both inside Fortis and beyond, reinforcing this theme – as in preceding years – as a constant focus of attention for the Board. Transparent and effective administration – including adherence to h ethical standards – is absolutely crucial to Fortis. Efficient corporate governance should support operational development, while helping to manage risks as effectively as possible a constantly evolving process and responds to the needs of the organisation and to international best practice.

Developments

Several regulatory initiatives were launched in the recent financial year.

The European Commission continued to implement the Action Plan it unveiled on 21 May 2 to modernise company law and to bolster European corporate governance. Recommendati were drafted concerning the independence of statutory auditors and the role of non-execu directors. The European Commission also introduced a number of initiatives to bolster shareholders' rights.

In the Netherlands, the corporate governance code drafted by a committee chaired by Morris Tabaksblat came into force on 1 January 2004. An administrative order was publish on 23 December 2004, requiring listed companies incorporated under Dutch law to report their compliance with the code in future annual financial statements. Several amendments have also been made to the Dutch Civil Code to extend shareholders' powers. In Belgium, a corporate governance code drawn up by a committee chaired by Maurice Lippens was published on 9 December 2004 and came into effect on 1 January 2005.

Against this background, Fortis built on the initiatives it had already taken in 2003 to enhan the strength and transparency of its corporate governance.

The Board agreed a new policy in the spring of 2004 regarding the independence of Fortis's external auditors; these will rotate among the parent companies every seven years, while internal procedures have been introduced for prior approval of non-audit services. It was als decided to introduce an internal whistleblower procedure, which came into effect in 2005. The general meetings in May 2004 approved the new Articles of Association of Fortis SA/NV a Fortis N.V.; the texts of these Articles of Association have been made much more accessible a transparent and were more closely aligned with one another. Other changes related to the powers of the General Meeting of Shareholders and the composition of the Board of Directors

Henceforward, a single shareholder or a group of shareholders representing at least a tenth the authorised capital can ask for an Extraordinary General Meeting to be convened. Shareholders representing at least 1% of the issued capital or holding Fortis shares with a market value of at least EUR 50 million can propose the inclusion of agenda points for the annual General Meeting of Shareholders. The General Meeting will also be consulted in futu regarding adjustments to directors' remuneration policy or important decisions affecting the company's identity.

: same time, the new Articles of Association replace the
:r dual chairmanship with a single Chairman and allow the
i of Directors to be composed more internationally than was
›usly the case. Against this background, the General
:ng of Shareholders appointed five new directors with an
ıational background and experience. With the renewed and
international line-up of the Board, the International Advisory
ıcil ceased to exist. The new Articles of Association also
!o the Board of Directors to grant the Executive Committee a
hat goes beyond assisting the CEO in the performance of
uties.

:n van Rossum was succeeded as CEO and sole executive
tor by Jean-Paul Votron, who was appointed to the post on
ctober 2004 by the Board of Directors of Fortis SA/NV and
xtraordinary General Meeting of Fortis N.V. held on that date.

ıewly composed Board of Directors went on to consider its
operation and that of its committees. This led to the
cation of the Fortis Governance Statement, which describes
›rinciples, rules and procedures that make up Fortis's
orate governance. As required by Dutch law and the
mmendations of the Lippens Code, this chapter includes a
:w of Fortis's compliance with the corporate governance
:iples set out under the Dutch and Belgian governance
:s. What follows is a summary of the governance principles
practices at Fortis; these are set out in greater detail in
ortis Governance Statement, the full text of which can be
nloaded from the Fortis website or obtained from the
ıpany's head office.

.is's structure and share

is was created in 1990 by the cross-border merger –
›pe's first – between the Belgian insurer AG Groep and the
:h bancassurance group AMEV/VSB. The group's overall
:l structure was regularly adapted in the ensuing years to
ble its cross-border operations to be managed efficiently and
nable private shareholders in Belgium and the Netherlands to
tinue to invest in Fortis. This culminated in the current,
›vative governance model, headed by a Belgian (Fortis SA/NV)
a Dutch (Fortis N.V.) parent company, shares in which have
:n linked to form the Fortis share. Fortis shares function as
:nary shares in every respect, including the associated voting
ıts and dividend entitlement.

:h Fortis share carries a single vote at the shareholders'
eting of both Fortis SA/NV and Fortis N.V. Fortis shareholders
thus entitled to attend and cast their votes at the General
etings of both companies. The two shareholders' meetings
:ically deal with the same matters. The Articles of Association
:cify that certain resolutions have to be taken by both
etings if they are to be enacted.

There were 1,301,104,005 Fortis shares with voting rights and dividend entitlement as at 31 December 2004. Fortis N.V.'s authorised capital also includes cumulative preference shares. Fortis N.V. has granted a call option on cumulative preference shares to Stichting Continuïteit Fortis. Additional information regarding Fortis's structure and share is set out in Chapter 2 of the Fortis Governance Statement and note 8 of the Annual Accounts.

Board of Directors

The Fortis Board of Directors consists of a maximum of seventeen members, the majority of them non-executives. It currently has twelve non-executive members and one executive – the Chief Executive Officer (CEO). The Board of Directors operates within the framework created by Belgian and Dutch legislation, normal practices in those two countries and the Articles of Association. The role and responsibilities of the Board of Directors and its composition, structure and organisation are described in detail in the Fortis Governance Statement. That document includes the independence criteria applying to members of the Fortis Board, which have been revised and aligned with prevailing best practice.

Composition

The Board of Directors bade farewell on 26 May 2004 to director and co-chairman Jaap Glasz and director Philippe Speeckaert, both of whom had previously announced their intention to step down, and to director Valère Croes and director and co-vice-chairman Etienne Davignon, who had reached the age limit specified for their position.

Jaap Glasz joined the Board in 1989, bringing his ample experience and knowledge of corporate governance. Having become co-chairman with Maurice Lippens in 2002, he made his mark on the change processes that resulted in the strengthening and internationalisation of the Fortis Board.

Valère Croes, Etienne Davignon and Philippe Speeckaert were all directors of AG Group in 1989, and were also involved in Fortis's creation. Throughout the years, they have contributed considerably to Fortis's development at several crucial junctures.

Jaap Glasz, Valère Croes, Etienne Davignon and Philippe Speeckaert boast a wealth of experience and represent a rich Fortis tradition. The Board is profoundly grateful for their contribution to the development of Fortis in general and for their work as directors in particular.

At the May General Meeting of Shareholders, the Board of Directors was able to welcome new members Philippe Bodson, Richard Delbridge, Jacques Manardo, Ronald Sandler and Rana Talwar. In addition to their extensive international experience and expertise in banking and insurance, they will intensify the focus on internal controls, risk management and corporate governance in general. A programme tailored to the new directors' needs was provided in the months following their appointment to introduce them to every aspect of Fortis.

Jean-Paul Votron succeeded Anton van Rossum as executive director and CEO in the autumn of 2004. It is to the inexhaustible energy and effort of Anton van Rossum that Fortis owes the streamlining of its corporate structure – which, amongst other things, allowed the Fortis share to be unified – and the further integration and streamlining of Fortis as a whole.

Meetings

The Board of Directors met on eleven occasions in 2004. Most of the meetings generally took about half a day. Attendance details can be found on pages 76 and 77. The following matters were discussed:

- the strategy pursued by Fortis as a whole and by each Fortis business;
- the sale of Fortis's US insurance operations, the joint venture with BCP in Portugal and other acquisition files;
- the development of business activities;
- the multi-year budget for 2004-2006;
- each quarter, the balance sheets and profit and loss accounts, with additional information provided by the CFO, external auditors and press releases;
- the introduction of IFRS and developments inside and outside Fortis;
- financing requirements and strategy;
- the Dutch Corporate Governance Code;
- amendments to the Articles of Association and the nomination of new directors;
- updated Board committees: rules and composition;
- the Fortis Governance Statement;
- reports of the Board committees following each of their meetings;
- the remuneration of Executive Committee members;
- share and option plans for selected members of senior management and Fortis personnel;
- the economic and monetary environment.

Remuneration

The remuneration of non-executive members of the Board of Directors consists of both a base annual salary for board membership and board committee meetings attendance fees. Members do not receive a variable or profit-related incentive, option rights, shares or other fees. For 2004 total remuneration paid to non-executive directors was EUR 1.7 million.

Remuneration of the CEO, who is the only executive membe the Board, is related exclusively to his position as CEO; he is entitled to the compensation paid to members of the Board. remuneration consists of a base salary, a variable annual ince and a variable long-term incentive. The level of the variable remuneration (annual and long-term incentives) depends on factors such as individual performance, Fortis's performance relative to predefined targets and Fortis's performance relativ several companies in the financial sector.

Anton van Rossum was CEO of Fortis until 11 October 2004. Fortis's commitments towards him were not affected by the early termination of his contract (which was due to expire on 31 August 2005). Jean-Paul Votron assumed his duties as C of Fortis on 11 October 2004. His contract will expire at the la on 31 May 2008. His remuneration was established in accord with the Fortis remuneration policy. Details of the remuneratio paid to Anton van Rossum and Jean-Paul Votron in 2004 are provided in note 19 of the Annual Accounts.

One non-executive member of the Board of Directors holds options pursuant to his previous management position. A nu of members of the Board of Directors hold Fortis shares. In accordance with Dutch law, details and updates of stock opti and shares held by all members of the Board of Directors mu be reported to the Authority for the Financial Markets (AFM). Members of the Board jointly hold 885,855 shares and 55,90 option rights and restricted shares. See note 19 of the Annual Accounts for a review of the remuneration policy, actual remuneration of the members of the Board of Directors and F option and share holdings. None of the members of the Boar has any loans or credits outstanding.

:d committees

: committees have been set up within the Board of tors: a Nomination and Remuneration Committee, a Risk :apital Committee and an Audit Committee. These have a ' advisory function with respect to the Board of Directors, ı remains the only body with decision-making powers. committee currently has four members, all of whom are ›endent non-executives. The role and responsibilities of each nittee, together with its structure and organisation, are ified in individual sets of rules that form part of the Fortis :rnance Statement.

ination and Remuneration Committee

Nomination and Remuneration Committee advises the d of Directors on remuneration policy and the remuneration :mbers of the Board and the Executive Management, ıe appointment and reappointment of members of the d and Executive Management, and on Fortis's employee and agement stock and option plans.

Nomination and Remuneration Committee consisted prior to ʼlay 2004 of Jaap Glasz and Maurice Lippens (chairmen), ıne Davignon, Daniel Janssen, Annemieke Roobeek, Slechte and Anton van Rossum. Since that date, the ımittee has comprised Maurice Lippens (chairman), iel Janssen, Jan Slechte and Annemieke Roobeek. CEO is present for discussions of all matters affecting ıbers of the Executive Committee.

committee met on four occasions in the year under review. ndance details can be found on pages 76 and 77. matters discussed by the committee included:

- :: appointment of new Board members and a new CEO;
- muneration of members of the Board of Directors;
- :muneration of the CEO and members of the Executive ommittee;
- :rformance appraisal of members of the Board of Directors ıd the Executive Committee, including the CEO;
- ıe 2004 stock plan for all employees and the 2004 option plan ır selected members of senior management;
- sclosure and other statutory duties regarding remuneration, ıd equity and option rights held by members of the Board of ;rectors and Executive Committee.

: Chairman of the Nomination and Remuneration Committee orted on the aforementioned matters to the Board of Directors :r each meeting and advised the Board on decision-making.

k and Capital Committee

: Risk and Capital Committee assists the Board of Directors in:

- ınderstanding the risks run by Fortis that are typically inherent ›anking and insurance activities and to which Fortis is exposed, (ii) overseeing the proper management of these risks; and (iii) ensuring the adequacy of Fortis's capital in relation to said risks and to the risks inherent in the operations as a whole.

The Risk and Capital Committee consisted until 26 May 2004 of Jaap Glasz and Maurice Lippens (chairmen), Anton van Rossum, Jan-Michiel Hessels and Piet Van Waeyenberge. Since that date, it has comprised four members: Jan-Michiel Hessels (chairman), Jacques Manardo, Rana Talwar and Piet Van Waeyenberge.

The Risk and Capital Committee met three times in 2004 (see pages 76 and 77 for attendance details). It discussed the following matters:

- the capital mix of the insurance companies;
- Fortis's financing requirements;
- Fortis's risk management framework;
- Fortis's risk profile;
- the status of the Fortis Hypotheek Bank project;
- dividend policy and the 2003 dividend.

The Chairman of the Risk and Capital Committee reported on the aforementioned matters to the Board of Directors after each meeting and advised the Board on decision-making.

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its supervision and monitoring responsibilities in respect of internal control in the broadest sense within Fortis, including internal control over financial reporting.

The Audit Committee consisted until 26 May 2004 of Valère Croes and Klaas Westdijk (chairmen), Jaap Glasz, Jan-Michiel Hessels, Maurice Lippens and Philippe Speeckaert. Since that date, it has comprised four members: Klaas Westdijk (chairman), Philippe Bodson, Richard Delbridge and Ronald Sandler. Each member has substantial financial or accounting experience, gained as either CEO or CFO of a major listed company, including financial institutions. In addition to this, a full day of orientation was organised as part of the initiation programme for new Board members, in which all members of the Audit Committee took part.

The Audit Committee is supported in its activities by the Audit Committees of key operating companies, by a number of Fortis support functions, such as Fortis Audit Services, Compliance, Corporate Control & Reporting, and by Fortis's external auditors, KPMG and PricewaterhouseCoopers.

The Audit Committee met on five occasions in 2004. Attendance details can be found on pages 76 and 77. All the Audit Committee's meetings were attended by the CEO, the external auditors, the General Auditor and Deputy General Auditor, and the

Company Secretary. The Audit Committee also met in closed session with the external auditors, and the chairman of the Audit Committee held regular meetings with the General Auditor.

The Audit Committee considered the following matters in 2004:
- monitoring the integrity of quarterly and annual financial statements: consistent application of the valuation and accounting principles, consolidation scope, quality of the closing process, and significant issues brought forward by the CFO or the external auditors. The Committee also reviewed the press releases on the quarterly and annual figures;
- follow-up of the implementation of IFRS, key policy decisions taken in this respect, and the impact of IFRS on Fortis;
- monitoring performance of the risk management and control system, based on reports by management, by the Compliance function and by Fortis Audit Services. Follow-up of significant findings and recommendations by Fortis Audit Services;
- monitoring performance of the external audit process. This included the review and approval of the external audit plan and a formal evaluation of the external audit process;
- monitoring the independence of external auditors, including the declaration of independence by the external auditors, the auditors' fees, and monitoring of the volume of non-audit services pre-approved in line with Fortis policy. Appraisal of performance of the external auditors;
- review and approval of the 2004 audit and compliance plans. These plans updated the roles, structures and methodologies of the Internal Audit function and the Compliance function;
- review of the operations of the Audit Committee itself, including self-assessment and revision of the Audit Committee Terms of Reference;
- regular updates of knowledge on specific matters, such as IFRS and the Belgian and Dutch corporate governance codes.

The chairman of the Audit Committee reported on the aforementioned matters to the Board of Directors after each meeting and advised the Board on decision-making. The Audit Committee also advised on the incorporation of the audited Annual Accounts in the Annual Report.

Executive Management

Fortis's Executive Management comprises the Chief Executive Officer (CEO) and the Executive Committee. They run Fortis in keeping with the values, strategies, policies, plans and budgets endorsed by the Board of Directors.

Composition and duties

The CEO is the top executive of Fortis. As such he plays a crucial role in developing Fortis's values and strategic vision and in communicating them internally and externally. He is also responsible for enabling the Board and the Chairman to exercise their responsibilities, in part by organising an appropriate flow of information and of proposals for decision-making by the Boa and for maintaining an ongoing interaction and dialogue.

The Executive Committee consists of the CEO and members entrusted with executive management functions within Fortis. Each member is accountable for one of Fortis's businesses o a number of support functions. Members are appointed by th Board, based on a proposal made by the CEO in consultatio with the Chairman and supported by the Nomination and Remuneration Committee. The Executive Committee's responsibilities are as follows :
- studying, defining and preparing, under the leadership of th CEO, the strategic options and proposals that may contribu to the development of Fortis;
- developing proposals for Fortis policies in areas such as fin and risk management, to be submitted to the Board for approval, and implementing such policies;
- under the leadership of the CEO, ensuring the managemen Fortis and assisting the CEO in the day-to-day managemen of parent companies and group holding companies.

On all these matters, the Executive Committee is accountable the CEO while the CEO is accountable to the Board for the proper performance of the Executive Committee.

The Executive Committee meets once a fortnight according to fixed timetable. Further meetings are held whenever necessar

Remuneration

The remuneration of Executive Managers consists of a fixed ba salary, a variable annual incentive and a variable long-term incen which in 2004 was paid out partly in option rights and cash and restricted shares. The level of the variable remuneration depend on factors such as individual performance, performance of the business relative to predefined targets and Fortis's performance relative to several companies in the financial sector. See note 19 the Annual Accounts for an overview of the remuneration policy and of the individual remuneration for 2004 of the CEO and aggregate remuneration of members of the Executive Committe

Stock and option plans

Fortis employees were once again given the opportunity in 20 to acquire Fortis shares. The aim of the stock plan is to enabl employees to express their confidence in the future of their company by investing in its shares. Each employee was given the opportunity of purchasing Fortis shares at a 20% discoun on the closing price on 1 October 2004. A total of 2,903,911 equities were issued and provided to participants under the stock plan.

Options on Fortis shares have also been granted to selected members of senior management within Fortis as a token of confidence in their personal contribution to Fortis's growth and development. The number of options to which each person ɟ subscribe was determined individually according to the and scale of the person's responsibilities. New Fortis :s will be issued or previously repurchased shares will be on exercise of the option rights granted under this plan. 13 of the Annual Accounts contains a review of the stock ɔption plans.

s and the corporate governance reference codes

ɟ's international structure, headed by two listed parent ɔanies, one Dutch and one Belgian, confronts it with the challenge of applying two corporate governance systems, featuring two separate reference codes. While the codes in ·tion largely match in terms of their underlying principles, they :theless display certain specific characteristics of their own – hence differences.

s has responded to the specific context in which it operates eveloping its own governance structure in line with a ɔ-tier model, while naturally observing all the relevant Belgian Dutch legal requirements. The structure is described in detail ɔ Fortis Governance Statement to ensure optimum ɟparency and to demonstrate its internal coherence. ·t follows, therefore, is limited to those aspects of corporate :rnance at Fortis that require additional explanation in the of the Dutch (Tabaksblat) or Belgian (Lippens) Codes.

's and the Tabaksblat Code

:h law was recently amended in such a way that listed ıpanies incorporated under Dutch law will henceforth be ;ed to declare in their annual financial statements that they ɔ adhered to the Tabaksblat Code or to explain any instances 'hich they have deviated from it. The following section serves purpose.

ıould be stated at the outset that Fortis seeks to comply with Tabaksblat Code to the maximum possible extent. The :ndment of Fortis's Articles of Association in May 2004 and submission of its remuneration policy to the Extraordinary ıeral Meeting of October 2004 of Fortis N.V., for instance, e both partly inspired by the Tabaksblat Code.

iis is unable, however, to comply with all of the Code's visions. Some of them conflict with the internal coherence of iis's governance structure, which has been carefully devel- :d over the years to meet the challenges facing a binational ɔup. Furthermore, Fortis has a single-tier board structure, ch creates a specific framework that is not customary in the herlands and that did not function as the primary frame of :rence for the drafting of the Tabaksblat Code.

ıen applying the Code, therefore, Fortis has been obliged to ıslate the various provisions so as to fit the single-tier structure. Provisions aimed at the Supervisory Board or the Management Board have thus been applied to Fortis's Board of Directors, while provisions for individual members of the Supervisory Board have been applied to Fortis's non-executive directors and the provisions for individual members of the Management Board to Fortis's CEO.

A number of provisions could not, however, be translated to the Fortis context. These include the rules regarding a 'delegated supervisory board member' and a 'supervisory board member who temporarily takes on the management of the company' (III.6.6 and III.6.7 of the Tabaksblat Code respectively): these provisions are geared specifically to supervisory board members and the supervisory tasks they have to perform; they cannot be reconciled with the single-tier board model.

Similarly, in the context of a one-tier Board model the provision that the Chairman of the Board shall not have fulfilled an executive position within the company (III.8.1) is a rather unusual one, as the essence of the one-tier system is precisely to combine the expertise of executives and non-executives in one and the same decision-making body. Fortis's Chairman, Maurice Lippens, was Co-chairman of the Board and of the Executive Committee until 2000. Since 2000, Maurice Lippens has been a non-executive Board member and Chairman of the Board.

There are also several provisions of the Tabaksblat Code that do not actually apply to Fortis. This is the case with the following sections: II.2.1 (share options as a conditional remuneration component for management board members – Fortis does not offer such options), III.2.1 (all supervisory board members, with the exception of not more than one person, shall be independent – III.8.4 sets out the rule as it applies to Fortis), IV.1.2 (voting right on financing preference shares – Fortis does not have this type of preference share) and IV.2–IV.2.8 (depositary receipts for shares – Fortis does not issue this type of depositary receipt). The aforementioned provisions have not, therefore, been taken into consideration.

Regarding section III.3.5, the view has been taken that Fortis's rule to the effect that a person may not serve as a director for more than twelve years, with each individual term not exceeding four years, does not materially deviate from the Code's requirement of a maximum of three terms of four years each.

Finally, the provisions regarding the 'remuneration committee' and the 'selection and appointment committee' have been interpreted as applying to Fortis's Nomination and Remuneration Committee, since this body brings together the strongly interrelated selection, appointment and remuneration functions at Fortis.

Bearing in mind the qualifications expressed above, Fortis states that the principles and best practice (BP) provisions of the Tabaksblat Code have been met, with the following exceptions.

- *BP II.1.6: The management board shall ensure that employees have the possibility (to be published on the website) of reporting alleged irregularities to the chairman of the management board or to an official designated by him. Alleged irregularities concerning the functioning of management board members shall be reported to the chairman of the supervisory board.*
- Fortis has introduced a whistleblower procedure (Fortis Internal Alert System), but this has not been published on the website. The procedure is intended solely for Fortis employees; external publication would not enhance its effectiveness, but could have undesirable repercussions in countries where procedures of this nature run up against legal and/or cultural objections.

- *BP II.2.3: Shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least the end of their employment, if this period is shorter.*
- Under the Long Term Incentive Plan, shares can be awarded only to the CEO. He may sell up to 50% of the shares in order to pay the tax incurred on them. The remaining shares may not be sold until six months after his relationship with Fortis has terminated.

- *BP II.2.6: The Supervisory Board shall draw up regulations concerning ownership of and transaction in securities by management board members, other than securities issued by their 'own' company.*
- Fortis has regulations in place related to insider trading, which also extend to the Fortis Board members and to Fortis senior management. Fortis is in the process of amending these regulations, taking into account the statutory requirements and best practices in both Belgium and the Netherlands. Pending this review, the regulations have not been published on the website.

- *BP II.2.14: The company shall report the value of options granted to the management board and personnel and shall state how this value is determined.*
- As from financial year 2005, Fortis will account for the cost of share-based payments in accordance with IFRS and disclose related significant information.

- *BP III.1.7: The supervisory board shall discuss at least onc year on its own, i.e. without the management board being present, both its own functioning and that of its individual members.*
- Fortis's Board of Directors regularly reviews its own performance in an appropriate manner, but not necessarily an annual basis. The Nomination and Remuneration Comm evaluates the individual board members.

- *BP III.3.4. The number of supervisory board mandates in lis companies incorporated under Dutch law shall be limited t five, with a chairmanship counting for two mandates.*
- Fortis evaluates the availability of its Board members, takin into account all their professional commitments as well as t availability actually demonstrated through their presence, w and performance for Fortis. At the time of going to press, o director did not satisfy the quantitative limitations contained BP III.3.4. Said director has on his own initiative informed F that he will give up one of his mandates in April 2005. As a result, Fortis will at that time comply in practice with the Tabaksblat code.

- *BP III.5.11: The remuneration committee shall not be chaire the chairman of the supervisory board or by a former memb of the management board of the company, or by a supervis board member who is a member of the management board another listed company.*
- The Chairman of the Board of Directors at Fortis is responsi for the proper functioning of the Board and for initiating all processes relating to this. These include ensuring a Board line-up that is geared to the needs of the organisation and a entails a leading role within the Nomination and Remunerati Committee.

Fortis and the Lippens Code

The Lippens Code has applied since 1 January 2005 to all companies incorporated under Belgian law, shares in which a traded on a regulated market. The code makes use of the 'comply or explain' principle. The first review of Fortis's applicat of the Lippens Code will be presented at the General Meeting Shareholders in 2005. Fortis is committed to ensuring complia with all major provisions of the code.

.uditors' statement

· have audited the financial information contained on pages
and 63 of this Annual Review, which is derived from the
]4 Annual Accounts of Fortis as audited by us. We issued
unqualified auditors' report on these Annual Accounts on
.Aarch 2005.

ɔ financial information referred to above is the responsibility
the management of Fortis. Our responsibility is to express
opinion on the financial information based on our audit.

In our opinion, the financial information corresponds in all material respects with the Annual Accounts from which it is derived. For a more comprehensive view of the financial position and results of the company and the scope of our audit, the financial information should be read in conjunction wih the complete Annual Accounts from which it is derived and the auditors' report we issued thereon.

Amstelveen, 9 March 2005
KPMG Accountants N.V.

Brussels, 9 March 2005
PricewaterhouseCoopers
Réviseurs d'Enterprise S.C.C.R.L.
Represented by
Y. Vandenplas and L. Discry

Board of Directors

Count Maurice Lippens
(1943 – Belgian – Independent)

Chairman of the Board of Directors (present: 11/11) and of the Nomination and Remunera
Committee (present: 4/4)
First appointed 1981. Term runs to 2005.
Other positions: Director Total, Director Lambert-Brussels Group, Director Belgacom, Director Suez-Tractebel, Chairman Compagnie Het Zoute, Director Iscal Sugar, Director Finasucre, Director Groupe Sucrier, Member Trilateral Commission, Member Harvard Business School European Advisory Counc Member Insead Belgium Council

Jan Slechte
(1937 – Dutch – Independent)

Vice-chairman (present: 11/11) and Member of the Nomination and Remuneration Commi
(present: 4/4)
First appointed 1996. Term runs to 2006.
Other positions: Member Supervisory Board Samasgroep N.V., Chairman Supervisory Board TU Delft Director Stichting Continuïteit Fortis

Jean-Paul Votron
(1950 – Belgian – Non-independent)

CEO, Member of the Board of Directors (present: 3/3),
First appointed 2004. Term runs to 2008.
Other positions: None

Baron Philippe Bodson
(1944 – Belgian – Independent)

Member of the Board of Directors (present: 5/6) and of the Audit Committee (present: 1/2)
First appointed 2004. Term runs to 2007.
Other positions: Director CIB, Director Exmar, Chairman Floridienne, Director Fondation Bernheim

Richard Delbridge
(1942 – British – Independent)

Member of the Board of Directors (present: 5/6) and of the Audit Committee (present: 2/2)
First appointed 2004. Term runs to 2006.
Other positions: Non-executive Director TATE & LYLE Plc, Non-executive Director JP Morgan Cazenov Holdings, Non-executive Director Gallaher Group Plc, Non-executive Director Balfour Beatty Plc, Coun Member and Treasurer The Open University, Trustee The Wordsworth Trust

Jan-Michiel Hessels
(1942 – Dutch – Independent)

Member of the Board of Directors (present: 11/11) and Chairman of the Risk and Capital
Committee (present: 3/3)
First appointed 2001. Term runs to 2007.
Other positions: Chairman Supervisory Board Euronext N.V., Member Supervisory Board Royal Philips Electronics N.V., Member Supervisory Board Royal Vopak N.V. (until April 2005), Member Supervisory Board Schiphol Group N.V., Member Supervisory Board Heineken N.V.

Baron Daniel Janssen
(1936 – Belgian – Independent)

Member of the Board of Directors (present: 4/6) and of the Nomination and Remuneration
Committee (present: 9/11)
First appointed 1999. Term runs to 2005.
Other positions: Chairman Solvay, Vice-chairman UCB, Member Steering Committee Trilateral Commissio Member Steering Committee European Round Table of Industrialists, Chairman Hoover Foundation for Brussels Free Universities

ques Manardo
; – French – Independent)

Member of the Board of Directors (present: 5/6) and of the Risk and Capital Committee (present: 1/1)
First appointed 2004. Term runs to 2008.
Other positions: None

emieke Roobeek
8 – Dutch – Independent)

Member of the Board of Directors (present: 10/11) and of the Nomination and Remuneration Committee (present: 4/4)
First appointed 1994. Term runs to 2005.
Other positions: Professor of Strategy and Transformation Management Business University Nyenrode, Member Supervisory Board PCM Uitgevers N.V., Member Supervisory Board AEDES, Founder and director of MeetingMoreMinds, Founder of Social Adventures for Intercultural Networking, Director of Open Dialogue

ıald Sandler
ı2 – German – Independent)

Member of the Board of Directors (present: 4/6) and of the Audit Committee (present: 1/2)
First appointed 2004. Term runs to 2007.
Other positions: Executive Chairman Computacenter Plc, Chairman The Kyte Group, Chairman Oxygen Group Plc, President of the Chartered Institute of Bankers in the UK, Partnership Council Member of lawyers Herbert Smith

ıa Talwar
:8 – Indian – Independent)

Member of the Board of Directors (present: 5/6) and of the Risk and Capital Committee (present: 1/1)
First appointed 2004. Term runs to 2008.
Other positions: Director Pearson (UK), Director Centurion Bank (India), Director MBRD (Moscow Bank for Reconstruction & Development), Director London Business School, Director Indian School of Business

on Piet Van Waeyenberge
:8 – Belgian – Independent)

Member of the Board of Directors (present: 11/11) and of the Risk and Capital Committee (present: 3/3)
First appointed 1988. Term runs to 2007.
Other positions: Chairman De Eik N.V., Chairman Fortales N.V., Director Fabricom N.V., Director Janssen Pharmaceutica N.V., Chairman Maison de la Radio (Flagey) SA/Omroepgebouw Flagey N.V., Vice-Chairman Indufin N.V.

as Westdijk
:1 – Dutch – Independent)

Member of the Board of Directors (present: 11/11) and Chairman of the Audit Committee (present: 5/5)
First appointed 1996. Term runs to 2006.
Other positions: Chairman Supervisory Board ENECO Energie N.V., Member Supervisory Board Wolters Kluwer N.V., Member Supervisory Board VastNed Groep N.V., Chairman Supervisory Board Connexxion Holding N.V.

neral Secretary: Michel van Pée

ichting Continuïteit Fortis

né Mannekens (1940) — Co-chairman; first appointed 1999. Position: Chairman of the Board of 3 W Direct Management Solutions ICT

ck den Boogert (1943) — Co-chairman; first appointed 2004. Positions: Professor of Securities Law, University of Groningen, Lawyer

rman Santens (1934) — Member; first appointed 1999

ck Bouma (1944) — Member; first appointed 2004. Position: Lawyer

on Piet Van Waeyenberge (1938) — Member, first appointed 2004. Position: Non-executive Director Fortis

n Slechte (1937) — Member; first appointed 1999. Position: Non-executive Director Fortis

Executive Committee

Jean-Paul Votron
(1950 - Belgian)

Chief Executive Officer
Member Board of Directors
Other positions: None

Herman Verwilst
(1947 - Belgian)

Deputy CEO
Chief Operating Officer
Other positions: Professor Extraordinary University of Ghent, Censor National Bank of Belgium, Direct Flemish Economic Association, Director Belgian Finance Federation (Febelfin), Member Executive Committee and Board of Directors "Foundation Roi Baudouin", Member Instituto de Empresa International Advisory Board, Madrid

Gilbert Mittler
(1949 - Belgian)

Chief Financial Officer
Other positions: None

Joop Feilzer
(1945 - Dutch)

Chief Institutional Relations
Other positions: Chairman Supervisory Board Gemiva-SVG Groep, Director Stichting VSB Fonds, Chairman Dutch Fund Association, Director Stichting Administratiekantoor Cumulatief-Preferente Aandelen Pon Holdings B.V.

Jos Clijsters
(1950 - Belgian)
(nominated in January 2005)

Other positions: National Chairman of Young Enterprises, Member Board of Directors Stichting Market Director EHSAL Management School, Director Vlerick Management School

Karel De Boeck
(1949 - Belgian)

Other positions: Member Management Committee Federation of Belgian Companies, Chairman Europ Financial Management and Marketing Association (EFMA)

Jozef De Mey
(1943 - Belgian)

Other positions: Member Royal Association of Belgian Actuaries, Chairman Compagnie Belge d'Assurances Aviation (Aviabel)

Filip Dierckx
(1955 - Belgian)

Other positions: Member Board of Directors of various companies of the Group SD Worx, Member General Assembly Employers Association (Voka) – Flemish Economic Association

Jacques van Ek
(1945 - Dutch)

Other positions: Director Dutch Association of Insurance Companies, Vice-chairman Supervisory Boar Polynorm N.V., Member Supervisory Board of Soweco N.V.

Peer van Harten
(1962 - Dutch)
(nominated in January 2005)

Other positions: None



·ft to right: Gilbert Mittler, Herman Verwilst, Karel De Boeck, Jacques van Ek, Jozef De Mey, Jean-Paul Votron, Jos Clijsters, Peer van Harten,
:ilzer and Filip Dierckx.

Shareholders' information


Dividend
(In EUR)
1.10
1.00
0.90
0.80
0.70
0.60
00
01
02
03
04

The Fortis share

The Fortis share represents one unified share in the Belgian and Dutch parent companies Fortis SA/NV and Fortis N.V. respectively. The share replaces the former Fortis (B) and Fort (NL) shares. The new Fortis share was first listed on 17 December 2001. At the end of 200 the number of Fortis shares outstanding carrying voting rights and entitled to dividend was 1,301,104,005.

Dividend per share

Fortis has revised its dividend policy, in part to conform with IFRS. The company aims to pa stable, growing dividend, taking into account its solvency, profitability and growth objective Fortis aims to pay an interim dividend as from financial year 2005. The interim dividend will fixed taking into account the company's solvency and its achieved and expected results. Th policy is – under normal circumstances – to pay an interim dividend amounting to 50% of t annual dividend of the previous year.

Stock exchange listings

Fortis has a primary listing on both Euronext Brussels and Euronext Amsterdam, and has a secondary listing in Luxembourg. In the United States, Fortis has a sponsored ADR programme.

Index weighting (on 9 March 2005)

AEX Index	8.43%	MSCI World	0.17%
BEL20 Index	15.18%	MSCI Europe	0.53%
Euronext 100	1.90%	MSCI EAFE	0.37%

Ticker symbols

	Bloomberg	Reuters
Euronext Brussels	FORB BB	FOR.BR
Euronext Amsterdam	FORA NA	FOR.AS

ISIN code BE0003801181

Major shareholders (on 31 December 2004)

Suez	6.06%	Stichting VSB Fonds	5.52%

Ratings

	Fortis SA/NV en Fortis N.V.		Fortis Bank SA/NV	
	Long term	Short term	Long term	Short term
Moody's	A1		Aa3	P-1
Standard & Poor's	A+	A-1	AA-	A-1+
Fitch Ratings	A+	F1	AA-	F1+

ıare price
ı EUR)


40
35
30
25
20
15
10
5
0
00
01
02
03
04

Year-end quoted market price
Minimum and maximum price

Fortis share price performance, Euronext (in EUR)


33
28
23
18
13
8
02 02 02 02 02 02 03 03 03 03 03 03 04 04 04 04 04 04
Fortis
AEX Index
BEL20 Index
DJ EURO STOXX 50

ıarket capitalisation
in EUR billion)


50
40
30
20
10
0
00
01
02
03
04

Ratios

Year-end	2000	2001	2002	2003	2004
Price/earnings	15,2	14,5	40,8	9,4	7,9
Price/equity	2,9	2,7	2,0	1,7	1,8

Important dates in 2005

Publication of 2004 annual results	10 March 2005
Publication of results first quarter 2005	25 May 2005
Publication of results first half-year 2005	25 August 2005
Publication of results first three quarters 2005	23 November 2005
Ex-dividend listing of Fortis shares	27 May 2005
Start of dividend election period	27 May 2005
End of dividend election period	10 June 2005
Payment of Fortis share dividend	16 June 2005
Ex-interim dividend listing of Fortis shares	26 August 2005
Start of interim dividend election period	26 August 2005
End of interim dividend election period	9 September 2005
Payment of Fortis share interim dividend	15 September 2005
Analysts' meeting*	10 March 2005
Conference call for analysts*	26 May 2005
Analysts' meeting*	25 August 2005
Conference call for analysts*	23 November 2005

* All presentations will be held in English and will be webcast (audio or video) live on www.fortis.com.

General Meeting of Shareholders

Fortis SA/NV
25 May 2005, 9.15 a.m.
Fortis Bank Auditorium
Rue de la Chancellerie 1
Brussels, Belgium

Fortis N.V.
25 May 2005, 3 p.m.
Fortis Auditorium
Archimedeslaan 6
Utrecht, Netherlands

Information

Information on Fortis, its corporate governance, organisation, strategy and results as well a
press releases are available online on the Fortis website (www.fortis.com).

The Investor Relations department ensures a continuous flow of information by maintaining
contact with the investor community. The Investor Relations department can be reached at

Rue Royale 20
1000 Brussels, Belgium
Tel.: +32 (0)2 510 53 91
Fax: +32 (0)2 510 56 30

Archimedeslaan 6
3584 BA Utrecht, Netherlands
Tel.: +31 (0)30 226 32 20
Fax: +31 (0)30 226 98 38

E-mail: ir@fortis.com
www.fortis.com/ir

For debt-related information, please mail debtinvestorinfo@fortis.com
or visit www.fortis.com/debtinvestors.

Glossary

Asset-backed security. American term for a class of securities of which the principal and interest are financed with the cash flows of an underlying portfolio of financial assets (hence 'asset-backed': the financial assets act as collateral).

Assurfinance. The selling of banking products through intermediaries.

Bancassurance. The selling of insurance products through owned bank branches or through exclusive agents.

Call option. A negotiable right to buy a specified underlying asset (equities, bonds, currencies, raw materials) at a specified price on a specified date or at any time during a specified period.

Cash deposit machine. Machine through which cash can be deposited into a bank account.

Cash management (liquidity management). Monitoring, managing and planning of cash flows within a company or organisation: daily management of the cash balance, planning of short-term loans and investments, settlement of accounts payable and receivable.

Clearing. Administrative settlement of securities, futures, and options transactions through a clearing institute and the financial institutions associated with it (the clearing members).

Collateralised Debt Obligation. American term for type of bond with a a pool of high-yield bonds and bank loans as collateral. The payment of the principal and interest of the CDO is financed with the cash flows generated by the underlying financial assets. Collateralised debt obligations are a class of asset-backed securities.

Combined ratio. The ratio bewteen premiums received and the insurer's total expenses (claims burden, commissions, general expenses).

Commercial paper. Large-denomination short-term bond (term to maturity less than one year), traded on a discount basis to professional money market investors. The issuing institution may be a public authority, a company, a bank or another financial institution.

Conduit. A special purpose vehicle, which acts as issuer of asset-backed securities. The assets included in it consist of claims, bonds, franchise operations or leasing contracts.

Cross-selling. The strategy of using an existing customer base for one product as prospective customers for other products.

Cumulative preferred share. Type of preferred stock where in case the issuer misses paying a dividend, the passed dividend cumulates into the future. The holder of the stock can claim the overdue dividend in subsequent years.

Custody. An agreement, usually between an investor and a bank (or possibly an agent or a trust company), whereby the investor deposits for safekeeping securities, gold or other valuables with the bank, which in turn takes the valuables into safekeeping for a fee.

Factoring. A form of corporate financing in which a company transfers outstanding debts to a factoring company that, for a fee, assumes responsibilitiy for the debtor records, risk coverage and financing.

Hedge fund. Type of investment fund aimed at professional investors and characterised b high-risk investment strategy (bull operation and bear operation in financial instruments, leverage, swap operations, arbitrage, etc.).

Leasing. Longer term leasing of capital assets in particular, in which the maintenance cost for the leased item are for the account of the lessor, whether or not with the option to buy leased item after expiration of the lease period.

Management buy-in / buy-out. Buy-out of the shareholders of a limited company by partie outside the company (MBI) or by the management (sometimes only the managing director that company (MBO).

One-tier model. (Anglo-American) management model under which a single board include both executive and non-executive directors.

Securitisation. Restructuring of credits (e.g. loans and mortgages) and assets (e.g. contrac in the form of negotiable securities, with the aim of improving the debt-equity ratio and freeing-up capital.

Trust. Arrangement whereby the trustee acts as the owner, for the real owner's benefit.

Colophon

Published and edited by
Fortis Communications

Photography
Hans Peter van Velthoven

Concept and design
Dart Design, Amsterdam

Printed by
Thieme GrafiMedia Groep

Binding
Binderij Culemborg, Culemborg


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SKAL-COC-802731
© 1996 Forest Stewardship Council

Together, the Annual Review 2004 and the Annual Accounts 2004 constitute the Annual Report of Fortis. The Annual Accounts contain the financial statements of Fortis, the statutory accounts of Fortis SA/NV and the company accounts of Fortis N.V. The Annual Report is published in the English, Dutch and French languages. In case of any discrepancy between these versions, the French and Dutch versions shall prevail. Fortis has ensured that, as far as possible, there are no discrepancies between the French and the Dutch versions. The Annual Report is also available on the internet: www.fortis.com.

Op uw verzoek zenden wij u graag het Jaaroverzicht 2004 in het Nederlands. Het Jaaroverzicht 2004 en de Jaarrekeningen 2004 vormen tezamen het jaarverslag van Fortis. Het deel 'Jaarrekeningen' bevat de jaarrekening van Fortis, de statutaire jaarrekening van Fortis SA/NV en de vennootschappelijke jaarrekening van Fortis N.V. Het jaarverslag is verkrijgbaar in het Nederlands, Frans en Engels. In geval van verschillen tussen deze versies hebben de Franse en de Nederlandse versie de voorrang. Fortis heeft verzekerd dat, voor zover mogelijk, er geen verschillen zijn tussen de Franse en Nederlandse versie. Het jaarverslag is ook te vinden op internet: www.fortis.com.

Sur simple demande, nous vous enverrons volontiers le Synopsis de l'année 2004 en français. Les Comptes annuels 2004 et le Synopsis de l'année 2004 constituent ensemble le Rapport annuel de Fortis. La partie « Comptes annuels » présente les états financiers de Fortis, les comptes statutaires de Fortis SA/NV et les comptes sociaux de Fortis N.V. Le rapport annuel est publié en français, en néerlandais et en anglais. En cas de divergence entre ces versions, les versions française et néerlandaise feront foi. Fortis a veillé à assurer, dans la mesure du possible, la concordance entre les versions française et néerlandaise. Vous pouvez également consulter le rapport annuel sur Internet : www.fortis.com.

Fortis

Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11
Fax +32 (0)2 510 56 30

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 226 62 22
Fax +31 (0)30 226 98 38

Internet: www.fortis.com
E-mail: info@fortis.com